As submitted confidentially to the Securities and Exchange Commission on October 9, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

J. ALEXANDER’S HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Tennessee	5812	47-1608715
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

3401 West End Avenue, Suite 260

Nashville, Tennessee 37203

(615) 269-1900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark A. Parkey

Chief Financial Officer

3401 West End Avenue, Suite 260

Nashville, Tennessee 37203

(615) 269-1900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

F. Mitchell Walker, Jr., Esq. Lori B. Morgan, Esq. Bass, Berry & Sims PLC 150 Third Avenue South Suite 2800 Nashville, Tennessee 37201 (615) 742-6200	Tracey A. Zaccone, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one:)

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.001 per share	$	$

(1)	Includes the offering price of any additional shares of Class A common stock that the underwriters have the right to purchase to cover over-allotments.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is neither an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED October 9, 2014

PRELIMINARY PROSPECTUS

                Shares

J. Alexander’s Holdings, Inc.

Class A Common Stock

This is an initial public offering of J. Alexander’s Holdings, Inc. We are offering             shares of our Class A common stock, par value $0.001 per share. Prior to this offering there has been no public market for our Class A common stock. We intend to file an application for our Class A common stock to be listed on the New York Stock Exchange under the symbol “JAXH.”

We currently estimate that the initial public offering price of our Class A common stock will be between $             and $             per share.

Immediately following this offering: (i) the holders of our Class A common stock will own 100% of the economic interests and hold approximately     % of the voting power of J. Alexander’s Holdings, Inc.; and (ii) the holders of our Class B common stock, par value $0.001 per share, will own no economic interest in, but will hold approximately     % of the voting power of, J. Alexander’s Holdings, Inc.

J. Alexander’s Holdings, Inc. is a holding company (i) whose sole asset will be approximately     % of the economic interests of J. Alexander’s Holdings, LLC, our principal operating subsidiary, and (ii) which will also be the sole managing member of J. Alexander’s Holdings, LLC. The remaining economic interests in J. Alexander’s Holdings, LLC will be held by the holders of our Class B common stock and certain members of our management team, as further described herein.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our Class A common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 20 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to the “Underwriting” section of this prospectus for additional information regarding total underwriters compensation.

Delivery of the shares of Class A common stock is expected to be made on or about             , 2014. We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an additional             shares of our Class A common stock.

Stephens Inc.

Prospectus dated             , 2014

You should rely only on the information contained in this prospectus and in any free writing prospectus that we may provide to you in connection with this offering. Neither we nor any of the underwriters has authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any such free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We can provide no assurance as to the reliability of any other information that others may give you. Neither we nor any of the underwriters is making an offer to sell or seeking offers to buy these securities in any jurisdiction where, or to any person to whom, the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of such free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

For investors outside the United States: Neither we nor any of the underwriters has taken any action to permit this offering outside of the United States or to permit the possession or distribution of this prospectus or any free writing prospectus we may provide in connection with this offering outside the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

i

MARKET, RANKING AND OTHER INDUSTRY DATA

This prospectus contains industry and market data, forecasts and projections that are based on internal data and estimates, independent industry publications, reports by market research firms or other published independent sources. In particular, we have obtained information regarding the restaurant industry from the National Restaurant Association and Technomic, Inc. The National Restaurant Association (“NRA”) is the largest foodservice trade association in the world supporting nearly 500,000 restaurant businesses. Technomic, Inc. (“Technomic”) is a national consulting market research firm. Other industry and market data included in this prospectus are from internal analyses based upon data available from known sources or other proprietary research and analysis.

We believe these data to be reliable as of the date of this prospectus, but there can be no assurance as to the accuracy or completeness of such information. We have not independently verified the market and industry data obtained from these third-party sources. Our internal data and estimates are based upon information obtained from trade and business organizations, other contacts in the markets in which we operate and our management’s understanding of industry conditions. Though we believe this information to be true and accurate, such information has not been verified by any independent sources. You should carefully consider the inherent risks and uncertainties associated with the market and other industry data contained in this prospectus, including those discussed under the heading “Risk Factors.”

BASIS OF PRESENTATION

Our fiscal year ends on the Sunday closest to December 31, and each quarter typically consists of 13 weeks. The period January 2, 2012 through September 30, 2012 included 39 weeks of operations, and the period October 1, 2012 through December 30, 2012 included 13 weeks of operations. Fiscal year 2013 included 52 weeks of operations. Each of the six months ended June 29, 2014 and June 30, 2013 included 26 weeks of operations. All financial information herein relating to periods prior to the completion of the reorganization transactions described herein is that of J. Alexander’s Holdings, LLC and its consolidated subsidiaries. Financial information through and including September 30, 2012, the date Fidelity National Financial, Inc. (“FNF”) acquired J. Alexander’s Corporation (“JAC”) for accounting purposes, is referred to as “Predecessor” company information, which has been prepared using the previous basis of accounting. The financial information for periods beginning October 1, 2012 is referred to as “Successor” company information and reflects the financial statement effects of recording fair value adjustments and the capital structure resulting from FNF’s acquisition of JAC.

Financial and operating information for all periods presented has been adjusted to reflect the impact of discontinued operations for comparative purposes.

References to our same store restaurants and same store sales or average weekly same store sales in this prospectus refer to sales from our restaurants in operation at the end of the period which have been open for longer than 18 consecutive months prior to the end of a specified period.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own the trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. This prospectus may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the TM, SM, © and ® symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors, if any, to these trademarks, service marks, trade names and copyrights.

CERTAIN DEFINITIONS

Unless otherwise expressly indicated in this prospectus or the context otherwise requires:

•	references to “J. Alexander’s Holdings, Inc.” and the “issuer” refer to J. Alexander’s Holdings, Inc., a newly-formed Tennessee corporation, and not to any of its subsidiaries;

•	references to “J. Alexander’s Holdings, LLC,” and the “Operating LLC” refer to J. Alexander’s Holdings, LLC, a Delaware limited liability company, the sole owner of J. Alexander’s, LLC;

•

references to “J. Alexander’s, LLC” refer to J. Alexander’s, LLC, a Tennessee limited liability company, which is a wholly owned subsidiary of the Operating LLC and, together with its subsidiaries (which we refer to as our “Operating Subsidiaries”), conducts all of our business operations; J. Alexander’s, LLC is the successor upon conversion of JAC;

•

references to the “Company,” “we,” “us” and “our” refer to J. Alexander’s Holdings, Inc. and its consolidated subsidiaries, including J. Alexander’s Holdings, LLC and J. Alexander’s, LLC, giving effect to the reorganization transactions described below;

•

references to “FNFV” refer to Fidelity National Financial Ventures, LLC, a Delaware limited liability company and wholly owned subsidiary of FNF, and its predecessor, Fidelity National Special Opportunities, Inc., a Delaware corporation, which converted into FNFV in May 2014;

•	references to “Newport” refer to Newport Global Opportunities Fund AIV-A LP, a Delaware limited partnership, whose investment manager is Newport Global Advisors LP; and

•	references to “FNH” refer to Fidelity Newport Holdings, LLC, a Delaware limited liability company and a joint venture owned by FNFV, Newport and certain individuals.

NON-GAAP FINANCIAL MEASURES

In this prospectus, we use the following financial measures that are not presented in accordance with generally accepted accounting principles in the United States (“GAAP”):

“Adjusted EBITDA,” defined as net income (loss) before interest expense, income tax (expense) benefit, depreciation and amortization, and adding asset impairment charges and restaurant closing costs, loss on disposals of fixed assets, transaction and integration costs, non-cash compensation, loss from discontinued operations, gain on debt extinguishment, pre-opening costs and certain unusual items, is a non-GAAP financial measure that we believe is useful to investors because it provides information regarding certain financial and business trends relating to our operating results. Adjusted EBITDA does not fully consider the impact of investing or financing transactions as it specifically excludes depreciation and interest charges, which should also be considered in the overall evaluation of our results of operations.

“Restaurant Operating Profit,” defined as net sales less restaurant operating costs, which are cost of sales, restaurant labor and related costs, depreciation and amortization of restaurant property and equipment, and other operating expenses, is a non-GAAP financial measure that we believe is useful to investors because it provides a measure of profitability for evaluation that does not reflect corporate overhead and other non-operating or unusual costs. “Restaurant Operating Profit Margin” is the ratio of Restaurant Operating Profit to net sales.

Our management uses Adjusted EBITDA and Restaurant Operating Profit to evaluate the effectiveness of our business strategies. We caution investors that amounts presented in this prospectus in accordance with the above definitions of Adjusted EBITDA or Restaurant Operating Profit may not be comparable to similar measures disclosed by other companies, because not all companies calculate these non-GAAP financial measures in the same manner. Adjusted EBITDA and Restaurant Operating Profit should not be assessed in isolation from, or construed as a substitute for, net income or net cash provided by operating, investing or financing activities, each as presented in accordance with GAAP.

A reconciliation of these non-GAAP financial measures to the closest GAAP measure is included in this prospectus under the heading “Prospectus Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data.”

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements, before making an investment decision. Some of the statements in this summary constitute forward-looking statements regarding us or our business or estimates regarding industry or market data. See “Forward-Looking Statements.”

Our Company

We are the owner and operator of two complementary upscale dining restaurant concepts: J. Alexander’s and Stoney River Legendary Steaks (“Stoney River”). For more than 20 years, the J. Alexander’s team has provided its guests a quality dining experience with a contemporary American menu and intense levels of service in a restaurant with an attractive ambiance. Beginning in February 2013, when the Stoney River concept became part of the J. Alexander’s organization, our team has brought our quality and professionalism to the steakhouse category, providing an upscale or fine dining experience at a polished casual price point. As of June 29, 2014, we operated 40 locations across 14 states.

We believe our concepts deliver on our customers’ desire for freshly-prepared, high quality food and high quality service in a restaurant that feels “unchained” with architecture and design that varies from location to location. As a result, we have delivered strong growth in same store sales, average weekly sales, net sales and Adjusted EBITDA. Through our combination with Stoney River, we have grown from 33 restaurants across 13 states in 2008 to 40 restaurants across 14 states as of June 29, 2014. Our growth in same store sales since 2008 has allowed us to invest significant amounts of capital to drive growth through the continuous improvement of existing locations, the development of plans to open new restaurants and the hiring of personnel to support our growth plans. Our J. Alexander’s restaurants have generated 18 consecutive fiscal quarters of positive same store sales growth, which we believe demonstrates the strength of that concept. We have grown the average weekly sales at our J. Alexander’s concept from approximately $88,400 in 2008 to approximately $102,000 in 2013, representing an increase of 15.4% over that time period. We have also grown the average weekly sales at the Stoney River locations since February 2013, even while implementing significant operational and remodeling improvements. From 2008 to 2013, our total annual net sales (not including restaurants categorized as discontinued operations) increased from $137,622,000 to $188,223,000 and Adjusted EBITDA increased from $10,494,000 to $17,739,000. We generated net income of $105,000 and $2,901,000 in 2008 and 2013, respectively. For the six-month period ending June 29, 2014, our net sales were $102,196,000 and our net income was $6,538,000. For a definition and reconciliation of Adjusted EBITDA, a non-GAAP financial measure, to net income, see “—Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data.”

Our Concepts

J. Alexander’s

J. Alexander’s was founded in 1991 in Nashville, Tennessee and for over 20 years has offered a quality upscale dining experience with a contemporary American menu in an environment with an attractive ambiance. At J. Alexander’s, we pride ourselves on our attentive, courteous and highly professional service. The J. Alexander’s menu focuses on made-from-scratch menu items created with high quality, fresh ingredients. It features prime rib of beef, hardwood-grilled steaks, seafood and chicken, pasta, salads, soups, and assorted sandwiches, appetizers and desserts. Our menu is complemented by a broad wine list with several exclusive offerings. Our restaurants are open for lunch and dinner seven days a week and had an average check of $28.63 in 2013. As of June 29, 2014, we operated 30 J. Alexander’s locations and had one additional location under construction.

Stoney River Legendary Steaks

Stoney River was founded in 1996 in Atlanta, Georgia and is a steakhouse concept that seeks to provide the quality and service of a fine dining steakhouse at a more reasonable price point. Stoney River has a high quality steakhouse menu, but unlike many steakhouse competitors, the menu is not “a la carte” and every steak comes with a side item. The menu is broader than many steakhouses, and includes house specialties ranging from pasta and chicken to shrimp, salmon and baby back ribs, complemented by an extensive wine list. Each restaurant is open seven days a week for dinner and had an average check of $41.11 in 2013. Stoney River has been a part of the J. Alexander’s organization since February 2013 and, as of June 29, 2014, we had 10 Stoney River locations.

Competitive Landscape

The full-service restaurant business is highly competitive and highly fragmented, and the number, size and strength of competitors vary widely by region. We believe restaurant competition is based on quality of food products, customer service, reputation, restaurant décor, location, reputation and price. Both of our restaurant concepts compete with a number of other restaurants within each market location, including both locally-owned restaurants and restaurants that are part of regional or national chains. J. Alexander’s also competes with regional and national restaurant chains that market to the upscale restaurant customer, such as Del Frisco’s Grill, Kona Grill and Seasons 52. The principal competitors for our Stoney River concept include locally-owned upscale steakhouses. Stoney River also competes with the national “white tablecloth” steakhouse chains that market to the upscale steakhouse customer, such as The Capital Grille, Smith & Wollensky, The Palm, Ruth’s Chris Steak House, Morton’s The Steakhouse, Del Frisco’s, and Fleming’s Prime Steakhouse and Wine Bar. Our concepts also compete with additional restaurants in the broader upscale and polished casual dining segments.

Our Strengths

Over our more than 20-year operating history, we have developed and refined the following strengths:

Two Distinct Yet Complementary Concepts

J. Alexander’s and Stoney River are concepts with more than 40 years of combined history, strong brand value and exceptional customer loyalty in their core markets. They both blend what we believe are the best attributes of fine and casual dining: a focus on high quality food made with fresh ingredients in a scratch kitchen, exceptional service, diverse menus and individualized interior and exterior design unique to each community. Each concept has a distinct identity, and the differentiation in menu and restaurant design is substantial enough that they can successfully operate in the same markets or retail locations.

Delivering a Superior Dining Experience with the Highest Quality Service at a Reasonable Price Point

Our concepts seek to provide a high quality dining experience that appeals to a wide range of consumer tastes at reasonable price points, which we believe helps us cultivate long-term, loyal guests who place a premium on the price-value relationships that our concepts offer.

Premium, Freshly Made Cuisine

Both of our concepts are committed to preparing high quality food from innovative menus. We are selective in the grade and freshness of our ingredients and in our menu offerings. Substantially all the protein and vegetables we use are delivered fresh to our restaurants and are not frozen in transport or in storage prior to being served, and are predominately preservative and additive-free. Virtually all of our made-to-order menu items are prepared from scratch, including stocks, sauces and desserts made in-house daily. Our food menus are complemented by comprehensive wine lists that offer both familiar varietals as well as wines exclusive to our restaurants. While each menu has its own distinctive profile, both concepts strive to continuously innovate with new ingredients and local “farm-to-table” produce to provide limited-time featured items to keep the experience new and interesting for our guests. Quality control is a key part of our mission and we have developed a taste plate process whereby all of our menu items are or will be taste-tested daily by restaurant managers to ensure they meet our presentation and taste standards. Each J. Alexander’s restaurant utilizes this process today, and all of our restaurants will have implemented this process before the end of 2014.

Outstanding Service

Prompt, courteous and efficient service delivered by a knowledgeable staff is an integral part of the J. Alexander’s and Stoney River concepts. Our goal is to have all staff working together to achieve the highest guest satisfaction, and we believe our low table to server ratio, when coupled with team serving by a dedicated staff, ensures our guests receive exceptional service.

Sophisticated Experience

Our concepts use a variety of architectural designs and building finishes to create beautiful, upscale décor with contemporary and timeless finishes. We are aggressive with our repair and maintenance program in all locations, ensuring that no restaurant ever looks “highly trafficked” or dated. This results in a reduced need for periodic major remodels to reimage a given location to acceptable standards.

Attractive Unit Economics and Consistent Execution

We believe we have a long standing track record of consistently producing high average unit sales volumes and have proven the viability of both concepts in multiple markets and regions. We have successfully increased our average unit volumes at a compound annual growth rate of 2.9% from approximately $4,600,000 in 2008 to approximately $5,300,000 in 2013 for the J. Alexander’s concept. Our highest volume restaurant generated approximately $7,800,000 in net sales in 2013. From 2008 to 2013, we have increased our Restaurant Operating Profit Margin (as defined herein) at J. Alexander’s by 4.4% to 14.2%. Since we began operating Stoney River, we have been able to increase the average weekly sales and Restaurant Operating Profit Margin at our Stoney River restaurants even while implementing significant operational improvements and remodeling several locations. We believe that additional remodels of locations in both concepts will contribute to increases in same store sales. We are targeting average unit volumes and Restaurant Operating Profit Margins for new locations at maturity to exceed system-wide fiscal year 2013 levels for both concepts.

Strong Cultural Focus on Continuous Training

We believe that our stringent hiring standards, coupled with our extensive and continuous training programs for all employees, provide our guests with outstanding service at both of our concepts. We prefer to promote our restaurant managers to general managers and regional management from within the organization and currently 51% of those roles are filled by individuals promoted from within. We also seek to hire general manager prospects from top U.S. culinary and hospitality programs and train them in our systems and processes, which can be a three to five-year process. We believe that our hiring and training, and our focus on internal promotion help to ensure that our culture of excellent service is thoroughly disseminated throughout our organization.

Sophisticated and Scalable Back Office and Operations

Our back office and operations have developed over the last 20 years to provide us with advantages in our purchasing and shared services model. Most of our protein purchases are negotiated directly with our suppliers. Direct relationships with vendors provide us cost and flexibility advantages that may not be available from third party distributors. We also have a shared service model for our back office that has centralized certain functions for both concepts at our corporate headquarters. Services shared between our concepts include staff training and recruiting, real estate development, purchasing, human resources, information technology, finance and accounting. From our vendor team to our shared services model, we believe we have developed a scalable platform with the bench strength to support our planned growth with limited additions.

Experienced Management Team

We are led by a management team with significant experience in all aspects of restaurant operations. Our team of industry veterans at the executive level has an average of 29 years of restaurant experience. Our 40 general managers have an average tenure of approximately 9 years at J. Alexander’s and approximately 6.5 years at Stoney River as of August 2014. Despite a difficult economic environment, this management team has achieved 18 consecutive fiscal quarters of same store sales growth at the J. Alexander’s concept, improved restaurant-level performance, integrated Stoney River operations and established new restaurant development efforts.

Our Growth Strategies

We believe there are significant opportunities to grow our business, strengthen our competitive position and enhance our concepts through the implementation of the following strategies:

Deliver Consistent Same Store Sales Growth Through Continuing to Provide High Quality Food and Service

We believe we will be able to continue to generate same store sales growth by consistently providing an attractive price/value proposition for our guests through excellent service in an upscale environment. We remain focused on delivering freshly prepared, contemporary American cuisine, with exceptional quality and service for the price, while continuing to explore ways to increase the flexibility of dining options for our guests. We will continue to adapt to changing consumer tastes and incorporate local offerings to reinforce our boutique restaurant feel through limited-time featured food and drink offerings and potential menu additions. We also have a program of continuous investment in all of our locations to maintain our store images at the highest level to ensure a consistent guest experience across both concepts. We believe our level of repair and maintenance expense, coupled with our planned remodeling schedule, will also contribute to improvements in same store sales.

Pursue Disciplined New Restaurant Growth in Target Markets

We believe that J. Alexander’s and Stoney River have significant growth potential and we are in the early stages of our growth story. We have built a scalable infrastructure, successfully grown J. Alexander’s and completed the integration of the Stoney River locations. Historically, we have focused on organic growth, but in 2012, we began to establish a new restaurant development pipeline. The first of our new restaurant openings will occur in Columbus, Ohio in the fourth quarter of 2014. We believe there are significant opportunities to grow our concepts in both existing and new markets nationwide where we believe we can generate attractive unit economics.

We are constantly evaluating potential sites for new restaurant openings and currently have approximately 30 locations in approximately 20 separate markets under various stages of review and development. We believe that having a large number of sites under review at any one time is necessary in order to meet our development goals. In our experience, sites under analysis often will not result in a new restaurant location for any number of reasons, including the delay or cancelation of larger development projects on which a future restaurant may depend, the loss of potential site locations to competitors, or our ultimate determination that a site under review is not appropriate for one of our concepts. We believe that the number of available and potential sites under review by us, the anticipated cost of opening a new restaurant location and the capital resources anticipated to be available to us following the completion of this offering, will support between four and seven new store openings annually starting in 2015. However, our ability to open any particular number of restaurants in any calendar year is dependent upon many factors, risks and uncertainties beyond our control as discussed more fully elsewhere in this prospectus under the heading “Risk Factors—Risks Related to Our Business.”

Leverage Our Infrastructure to Enhance Profitability

We believe we have a scalable infrastructure and can continue to expand our margins as we execute our strategy, particularly as we continue to improve the operations at the Stoney River locations. While both restaurant concepts have independent store-level operations, we use our shared services platform to conduct many of the training, quality control and administrative functions for both concepts. We believe this leverageable infrastructure will enhance our profitability as we grow. We believe we have the personnel in place to support our current growth plan without significant additional investments in infrastructure.

Class A Common Stock and Class B Common Stock

After completion of this offering, our outstanding capital stock will consist of             shares of Class A common stock and             shares of Class B common stock. Investors in this offering will hold shares of Class A common stock of J. Alexander’s Holdings, Inc., the sole managing member of J. Alexander’s Holdings, LLC. See “Description of Capital Stock.”

History and Corporate Structure

The first J. Alexander’s restaurant opened in 1991 in Nashville, Tennessee. From 1991 to 2012, J. Alexander’s was owned and operated by JAC, the predecessor to J. Alexander’s, LLC, and grew from a single location in 1991 to 33 restaurants located in Alabama, Arizona, Colorado, Florida, Georgia, Illinois, Kansas, Kentucky, Louisiana, Michigan, Ohio, Tennessee and Texas.

Stoney River was founded by a group of entrepreneurs in Atlanta, Georgia in 1996. In 2000, O’Charley’s, Inc. (“O’Charley’s”) acquired Stoney River, which at that time operated two restaurant locations in suburban Atlanta, Georgia. From 2000 until 2012, O’Charley’s owned and operated Stoney River, adding additional locations in Georgia, Illinois, Kentucky, Maryland, Missouri and Tennessee.

In April of 2012, FNFV acquired O’Charley’s and in May of that year transferred its ownership in O’Charley’s to FNH. In September of 2012, FNFV acquired JAC and in February 2013, JAC was transferred to J. Alexander’s Holdings, LLC (referred to herein as the “Operating LLC”), then a newly formed, wholly owned subsidiary of FNFV. In February of 2013, FNH transferred the Stoney River Assets (as defined herein) to the Operating LLC.

Corporate Structure

J. Alexander’s Holdings, Inc., the issuer in this offering, was incorporated in the State of Tennessee on August 15, 2014 for the purpose of this offering and to date has engaged only in activities in contemplation of this offering. Prior to the completion of this offering, all of our business operations are being conducted through the Operating LLC and its subsidiaries.

In anticipation of this offering, beginning in August 2014 we commenced an internal restructuring that, following the completion of this offering, will result in the following:

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the formation of the issuer, and immediately prior to the closing of this offering, the amendment and restatement of its charter to authorize the issuance of two classes of common stock, Class A common stock and Class B common stock, which we collectively refer to as our “common stock,” and which will generally vote together as a single class on all matters submitted for a vote to shareholders;

•

the issuance of shares of Class A common stock by the issuer to the investors in this offering, the total voting power of which shares will be proportional to the percentage of Units (as defined below) held by the issuer;

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the issuance of shares of Class B common stock by the issuer to the owners of the Operating LLC, including FNFV, Newport, and certain individual holders, which shares will not entitle the holders thereof to any of the economic rights (including rights to dividends and distributions upon liquidation) that will be provided to holders of Class A common stock, and the total voting power of which shares will be equal to the percentage of Units not held by the issuer;

•	the contribution by the issuer of the net cash proceeds received in this offering to the Operating LLC in exchange for a managing member’s membership interest in the Operating LLC;

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the restatement of the current limited liability company agreement of the Operating LLC (referred to herein as the “Restated Operating Agreement”) to provide for the governance and control of the Operating LLC by the issuer as its sole managing member and to establish the terms upon which other holders of membership interests in the Operating LLC (referred to herein as “Units”) may exchange those Units, and a corresponding number of shares of Class B common stock, for, at the issuer’s option, either shares of Class A common stock on a one-for-one basis, subject to customary exchange rate adjustments for stock splits, stock dividends and reclassifications, or a cash payment; and

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the adoption by the Operating LLC of the J. Alexander’s Holdings, LLC 2014 Management Incentive Plan (referred to herein as the “Profits Interest Incentive Plan”) and the grant of equity incentive awards to our management team and other key employees under such plan in the form of profits interests in the Operating LLC (referred to herein as “Grant Units”).

Following the consummation of the reorganization transactions, this offering and the application of the net proceeds therefrom, the issuer will be a holding company and through its sole managing member interest, will control the business and affairs of the Operating LLC and its subsidiaries. The principal asset of the issuer will be its interest in the Operating LLC. In addition, following the consummation of the reorganization transactions and this offering, the issuer will be treated as a corporation for U.S. federal income tax purposes, while the Operating LLC will continue to be treated as a partnership for U.S. federal income tax purposes. As a result, holders of our Class A common stock will hold an equity interest in an entity that will be subject to entity-level federal income taxation, while holders of Units will hold an equity interest in an entity that will not itself be subject to U.S. federal income taxation.

In this prospectus, we refer to the transactions described above as the “reorganization transactions.” For a detailed description of the reorganization transactions, including a summary of the material terms and conditions of the documents and agreements adopted or entered into in connection with the reorganization transactions, please see “Our Corporate Structure” and “Certain Relationships and Related Party Transactions.”

After completion of this offering, the issuer will be a “controlled company” under the listing standards of the New York Stock Exchange (“NYSE”). For a description of the principal risks and uncertainties associated with our corporate structure and our status as a “controlled company” following this offering, see “Risk Factors—Risks Related to Our Structure.”

The diagram below summarizes our organizational structure immediately after completion of the reorganization transactions, this offering and the application of the net proceeds from this offering (assuming an initial public offering price of $         per share, which is the mid-point of the estimated public offering range set forth on the cover page of this prospectus).

See “Our Corporate Structure,” “Certain Relationships and Related Party Transactions,” and “Description of Capital Stock” for more information on our corporate structure and the rights associated with our common stock, and Units and Grant Units of the Operating LLC.

Our Principal Equityholders

FNFV is a wholly owned subsidiary of FNF. FNF is a leading provider of title insurance, technology and transaction services to the real estate and mortgage industries. FNF is the nation’s largest title insurance company through its title insurance underwriters—Fidelity National Title, Chicago Title, Commonwealth Land Title, Alamo Title and National Title of New York—that collectively issue more title insurance policies than any other title company in the United States. FNF also provides industry-leading mortgage technology solutions and transaction services, including MSP®, the leading residential mortgage servicing technology platform in the U.S., through its majority-owned subsidiaries, Black Knight Financial Services, LLC and ServiceLink Holdings, LLC. In addition, FNF owns majority and minority equity investment stakes in a number of entities, including Remy International, Inc., Ceridian HCM, Inc., Comdata Inc., Digital Insurance, Inc., FNH and us.

Newport is a limited partnership private equity investment fund managed by Newport Global Advisors LP, a Delaware limited partnership (“Newport Global Advisors”) and its controlled affiliates. Newport Global Advisors is a registered investment advisor, with $525 million in assets under management.

Agreements with Our Principal Equityholders

In addition to the documents and agreements described above that comprise the reorganization transactions, in connection with this offering, we intend to enter into certain additional agreements with our existing equity holders regarding aspects of our relationship with them following this offering, including a registration rights agreement. We will also be a party to a reimbursement agreement with FNF, the parent holding company of our largest shareholder, in which we will agree to reimburse FNF, at cost, for certain limited administrative services provided from time to time to us by FNF affiliated employees.

Upon the closing of this offering, we will enter into a tax receivable agreement with FNFV, Newport and other existing equityholders who also hold Units which will obligate us to make payments to such holders following an exchange of Units held by them for shares of our Class A common stock or, at our option, cash from the Operating LLC. The exchanges are expected to produce favorable tax benefits to us and would not be available to us in the absence of such exchanges. Payments will generally equal 85% of the cash savings in U.S. federal and state income tax that we actually realize as a result of these tax benefits for the period beginning with the remainder of the tax year in which the applicable exchange occurs and continuing for each succeeding tax year beginning on or before the sixth anniversary of the date of such exchange. We will retain the benefit of the remaining 15% of the U.S. federal and state tax savings actually realized during these tax years, and all of the U.S. federal and state tax savings for tax years beginning after those covered by the tax receivable agreement.

See “Certain Relationships and Related Party Transactions” for a complete description of the foregoing agreements.

Risk Factors

An investment in our Class A common stock involves a high degree of risk. Our ability to execute on our strategy also is subject to certain risks. These risks are discussed more fully in the section titled “Risk Factors” immediately following this prospectus summary. Some of the more significant challenges and risks include the following:

•	the impact of, and our ability to react to, general economic conditions and changes in consumer preferences;

•

our ability to open new restaurants and operate them profitably, including our ability to locate and secure appropriate sites for restaurant locations, obtain favorable lease terms, attract customers to our restaurants or hire and retain personnel;

•	our ability to successfully develop and improve our Stoney River concept;

•	our ability to obtain financing on favorable terms, or at all;

•	the strain on our infrastructure caused by the implementation of our growth strategy;

•	the significant competition we face for customers, real estate and employees;

•	the impact of economic downturns or other disruptions in markets in which we have revenue or geographic concentrations within our restaurant base;

•	the impact of increases in the price of, and/or reductions in the availability of, commodities, particularly beef; and

•	the impact of negative publicity or damage to our reputation, which could arise from concerns regarding food safety and food-borne illnesses or other matters.

The above list is not exhaustive. Before you invest in our Class A common stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors” immediately following this prospectus summary.

Corporate Information

We were incorporated in Tennessee on August 15, 2014. Our principal executive offices are located at 3401 West End Avenue, Suite 260 Nashville, Tennessee 37203, and our telephone number is (615) 269-1900. Our website address is www.jalexandersholdings.com. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our Class A common stock.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

a requirement to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•

an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (“PCAOB”) requiring mandatory audit firm rotation;

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

The JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision, and as a result, we plan to comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our Class A common stock less attractive as a result of our elections, which may result in a less active trading market for our Class A common stock and more volatility in our stock price.

We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of our fiscal year following the fifth anniversary of the completion of this offering, (2) the last day our first fiscal year in which we have total annual gross revenue of at least $1.0 billion, (3) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period, and (4) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter. During the period in which we remain an emerging growth company, we may choose to take advantage of some but not all of the reduced disclosure requirements described above.

IMPLICATIONS OF BEING A CONTROLLED COMPANY

Upon completion of this offering, after giving effect to the reorganization transactions, FNFV and its affiliates will beneficially own approximately     % of the voting power of our outstanding common stock, or     % if the underwriters exercise their overallotment option in full.

As a result of its majority ownership, FNFV will have effective control over the outcome of votes on all matters requiring approval by our shareholders, including the election of directors, the adoption of amendments to our charter and bylaws and other significant corporate transactions, including a sale of control of us. These actions may be taken even if other shareholders oppose them.

In addition, as a result of FNFV’s ownership, we qualify as a “controlled company” within the meaning of the corporate governance rules of the NYSE and, consistent with exemptions available to controlled companies, we have elected not to comply with certain corporate governance requirements, including the requirements that (i) a majority of the board of directors consist of independent directors and (ii) that the board of directors have compensation and nominating and corporate governance committees composed entirely of independent directors. Therefore, until such time as we transition to a board with a majority of independent directors, it is possible that our board of directors could be controlled by persons associated with FNFV.

Following this offering, the interests of FNFV may not always coincide with the interests of our other shareholders, and the concentration of control in FNFV will limit other shareholders’ ability to influence corporate matters. The concentration of ownership and voting power of FNFV may also delay, defer or even prevent any transaction involving a change in control of us and may make some transactions more difficult or impossible without their support. Further, FNFV could cause us to take actions including pursuing acquisitions, divestitures, financings or other transactions, that our other shareholders do not view as beneficial.

For additional discussion of the applicable limitations and risks that may result from our status as a controlled company, see “Risk Factors—Risks Related to Our Structure—We are a ‘controlled company’ within the meaning of the NYSE rules, and as a result, we qualify for, and will rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements,” “Management—Overview of our Board Structure” and “Management—Independent Directors” and “—We are controlled by FNFV whose interests may differ from those of our public shareholders.”

THE OFFERING

Issuer	J. Alexander’s Holdings, Inc.

Class A common stock offered by us	shares.

Class A common stock to be outstanding after this offering	shares.

Class B common stock to be outstanding after this offering

                shares. Each share of our Class B common stock will generally have one vote on all matters submitted to a vote of shareholders but will have no economic rights (including no rights to dividends or distributions upon liquidation). Shares of our Class B common stock will be issued to the holders of Units, other than the issuer, in an amount equal to the number of Units held by such holders. The aggregate voting power of the outstanding Class B common stock will be equal to the aggregate percentage of Units held by the holders of Units. See “Description of Capital Stock.”

Voting Rights	One vote per share; Class A common stock and Class B common stock generally vote together as a single class on all matters submitted to a vote of shareholders. See “Description of Capital Stock.”

Exchange

Holders of Units may exchange their Units (along with a corresponding number of shares of our Class B common stock) at any time upon written notice to us for, at the issuer’s option, either shares of our Class A common stock on a one-for-one basis, subject to customary exchange rate adjustments for stock splits, stock dividends and reclassifications, or a cash payment. When a Unit and the corresponding share of our Class B common stock are exchanged by a Unit holder for a share of Class A common stock, the Unit will become held by the issuer and the corresponding share of our Class B common stock will be canceled. An exchange of Units and shares of Class B common stock for shares of Class A common stock will trigger federal and state income tax liability on the excess of the value of shares of Class A common stock received over the holder’s tax basis for the Units and shares of Class B common stock exchanged. In addition, holders of Grant Units, after such Grant Units vest, may exchange their Grant Units for shares of our Class A common stock or a cash payment, at the issuer’s option, based on the value of the Operating LLC above a specified hurdle amount. Cash payments made on exchange, as well as the number of shares of Class A common stock issuable upon exchange of Grant Units, will be based on trading prices of our Class A common stock on the NYSE. See “Description of Capital Stock.”

Over-allotment option	We have granted to the underwriters an option to purchase up to additional shares of Class A common stock from us at the initial public offering price (less underwriting discounts and commissions) to cover over-allotments, if any, for a period of 30 days from the date of this prospectus.

Use of proceeds

We estimate that the net proceeds from the sale of our Class A common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $         million ($         million if the underwriters exercise their over-allotment option in full) based on an assumed initial public offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

We intend to contribute the entire net proceeds of this offering to the Operating LLC in exchange for up to         Units, at a purchase price per Unit equal to the initial public offering price per share of Class A common stock in this offering. We intend that the Operating LLC will use a portion of the net proceeds contributed to it to repay the entire amount of principal and interest (approximately $13,750,000) of the outstanding borrowings under our term loan with Pinnacle Bank and to repay the entire amount of principal and interest (approximately $23,400,000) of the outstanding borrowing under the FNF Note (as defined below). Any remaining net proceeds received by us will be used to continue to support our growth, primarily through opening new restaurants, and for working capital and general corporate purposes. See “Use of Proceeds.”

Dividend policy

We do not intend to pay dividends on our Class A common stock or Class B common stock (which holds no economic interest in the issuer) or to make distributions from the Operating LLC to its holders for the foreseeable future. We plan to retain any earnings for use in the operation of our business and to fund future growth. See “Dividend Policy.”

Proposed NYSE Symbol	We intend to apply to have our Class A common stock listed on the NYSE under the symbol “JAXH.”

Risk Factors

Investing in our Class A common stock involves a high degree of risk. See the “Risk Factors” section of this prospectus for a discussion of factors you should carefully consider before deciding to purchase shares of our Class A common stock.

Except as otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase additional shares to cover over-allotments;

•

assumes                 shares of Class A common stock are reserved for issuance upon the exchange of Units held by FNFV, Newport and individuals that own Units (along with the corresponding number of shares of our Class B common stock);

•

assumes                 shares of Class A common stock are reserved for issuance upon the exchange of Grant Units or other equity awards, which may include profits interests pursuant to the Operating LLC’s Profits Interest Incentive Plan; and

•	assumes an initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present J. Alexander’s Holdings, Inc.’s summary historical consolidated financial and operating data as of the dates and for the periods indicated. J. Alexander’s Holdings, Inc. was formed as a Tennessee corporation on August 15, 2014. J. Alexander’s Holdings, Inc. has not engaged in any business or other activities except in connection with its formation, the reorganization transactions and this offering. Accordingly, all financial and other information herein relating to periods prior to the completion of this offering is that of J. Alexander’s Holdings, LLC and its consolidated subsidiaries. Financial information through and including September 30, 2012 is referred to as “Predecessor” company information, which has been prepared using the previous basis of accounting. The financial information for periods beginning October 1, 2012 is referred to as “Successor” company information and reflects the financial statement effects of recording fair value adjustments and the capital structure resulting from FNFV’s acquisition of JAC. The summary consolidated financial data as of and for the years ended December 30, 2012 and December 29, 2013 are derived from the audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of June 29, 2014 and for the six months ended June 30, 2013 and June 29, 2014 are derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. The results for the six months ended June 30, 2013 and the six months ended June 29, 2014 are not necessarily indicative of the results that may be expected for the entire year.

The summary unaudited pro forma consolidated financial data for the six months ended June 29, 2014 and the fiscal year ended December 29, 2013 present our consolidated results of operations giving pro forma effect to the reorganization transactions, the offering and the contemplated use of proceeds of this offering as if they had occurred at the beginning of fiscal 2013. The pro forma adjustments are based upon available information and certain assumptions that are factually supportable and that we believe are reasonable in order to reflect on a pro forma basis, the impact of the reorganization transactions and this offering on the historical financial information of J. Alexander’s Holdings, LLC. The pro forma results are for informational purposes only and do not reflect the actual results that we would have achieved had we operated as a public company and are not indicative of our future results of operations. See “Unaudited Pro Forma Consolidated Financial Information”.

Financial information for all periods presented has been adjusted to reflect discontinued operations for comparative purposes. The following summary consolidated financial data should be read together with the audited consolidated financial statements, unaudited condensed consolidated financial statements, the unaudited pro forma consolidated financial information, and accompanying notes and information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Pro Forma	Pro Forma	Successor	Successor	Predecessor	Successor
Dollars in thousands, except Average Weekly Same Store Sales	Six Months Ended	Year Ended December 29, 2013	Year Ended December 29, 2013(1)	October 1, 2012 to December 30, 2012(1)	January 2, 2012 to September 30, 2012(1)	Six Months Ended
	June 29, 2014					June 29, 2014(1)	June 30, 2013(1)
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Statement of Operations Data:
Net sales			$188,223	$40,341	$116,555	$102,196	$93,292
Cost of sales			61,432	12,883	36,858	32,339	30,388
Restaurant labor and related costs			59,032	12,785	38,050	30,711	29,245
Depreciation and amortization of restaurant property and equipment			7,228	1,425	4,117	3,777	3,445
Other operating expenses			39,016	7,849	23,175	20,491	19,162
General and administrative expense			11,981	2,330	8,109	6,537	5,695
Pre-opening expense			—	—	—	21	—
Transaction and integration expenses			(217)	183	4,537	102	(313)
Asset impairment charges and restaurant closing costs			2,094	—	—	4	2,086

Total operating expenses			180,566	37,455	114,846	93,982	89,708

Operating income			7,657	2,886	1,709	8,214	3,584
Interest expense			2,888	187	1,174	1,491	1,311
Other, net			3,055	26	(161)	76	75

Income from continuing operations before income taxes			7,824	2,725	374	6,799	2,348
Income tax (expense) benefit			(138)	(1)	79	(37)	—

Loss from discontinued operations, net	—	—	(4,785)	(506)	(1,412)	(224)	(4,497)

Net income (loss)	—	—	$2,901	$2,218	$(959)	$6,538	$(2,149)

Income from continuing operations attributable to non-controlling interests

Income from continuing operations attributable to J. Alexander’s Holdings, Inc.

Balance Sheet Data
Cash and cash equivalents	—	—	$18,069	$11,127	$6,853	$23,938	$13,638
Working capital (deficit)(2)	—	—	1,001	(640)	(1,416)	8,132	846
Total assets	—	—	151,101	132,749	83,872	156,121	147,869
Total debt	—	—	34,640	20,654	17,648	33,781	39,785
Total membership equity	—	—	88,455	91,394	42,508	94,975	83,404

	Successor	Successor	Predecessor	Successor
Dollars in thousands, except Average Weekly Same Store Sales	Year Ended December 29, 2013(1)	October 1, 2012 to December 30, 2012(1)	January 2, 2012 to September 30, 2012(1)	Six Months Ended
				June 29, 2014(1)	June 30, 2013(1)
				(unaudited)	(unaudited)
Other Financial Data:
Net cash provided by operating activities	$15,907	$5,656	$3,036	$9,377	$5,242
Net cash used in investing activities	(6,126)	(1,159)	(2,608)	(2,630)	(1,862)
Net cash used in financing activities	(2,839)	(223)	(7,941)	(878)	(869)
Capital expenditures	6,610	1,159	2,535	2,510	2,445
Restaurant Operating Profit(4)	21,515	5,399	14,355	14,878	11,052
Restaurant Operating Profit Margin(5)	11.4%	13.4%	12.3%	14.6%	11.8%
Adjusted EBITDA(6)	17,739	4,662	11,184	12,512	9,170
Adjusted EBITDA Margin(7)	9.4%	11.6%	9.6%	12.2%	9.8%

Operating Data:
J. Alexander’s:
Restaurants (end of period)+	30	33	33	30	30
Total same store restaurants (end of period)(3)	30	31	31	30	30
Average Weekly Same Store Sales	$102,200	$99,700	$96,400	$108,700	$103,900
Change in Average Weekly Same Store Sales(3)	5.0%	2.0%	3.8%	4.6%	5.1%
Stoney River:
Restaurants (end of period)	10	—	—	10	10
Total same store restaurants (end of period)(3)	10	—	—	10	10
Average Weekly Same Store Sales	$64,200	—	—	$67,100	$65,600
Change in Average Weekly Same Store Sales(3)	—	—	—	2.3%	—

(1)

We utilize a 52- or 53-week accounting period which ends on the Sunday closest to December 31, and each quarter typically consists of 13 weeks. The period January 2, 2012 to September 30, 2012, included 39 weeks of operations, and the period October 1, 2012 to December 30, 2012, included 13 weeks of operations. Fiscal year 2013 included 52 weeks of operations. Each of the six-month periods ended June 29, 2014 and June 30, 2013 included 26 weeks of operations.

(2)	Defined as total current assets minus total current liabilities.
(3)

We consider a restaurant to be comparable in the first full accounting period following the eighteenth month of operations. Changes in same store restaurant sales reflect changes in sales for the same store group of restaurants over a specified period of time.

(4)

Restaurant Operating Profit is a metric used by management to measure operating performance at the restaurant level. Restaurant Operating Profit represents net income (loss) before losses from discontinued operations, income tax (expense) benefit, interest expense, gain on extinguishment of debt, stock option expense, general and administrative costs, asset impairment charges and restaurant closing costs, transaction and integration expenses, and other, net non-operating income or expense. Management believes this measure is useful to investors because it allows for an assessment of our operating performance without the effect of general and administrative expenses and other non-operating or unusual costs incurred at the corporate level. The following table presents a reconciliation of Restaurant Operating Profit to net income (loss) for all periods presented:

	Successor		Predecessor	Successor
(Dollars in thousands)	Year Ended December 29, 2013	October 1, 2012 to December 30, 2012	January 2, 2012 to September 30, 2012	Six Months Ended
				June 29, 2014	June 30, 2013
				(unaudited)	(unaudited)
Net income (loss)	$2,901	$2,218	$(959)	$6,538	$(2,149)
Loss from discontinued operations, net	4,785	506	1,412	224	4,497
Income tax (expense) benefit	(138)	(1)	79	(37)	—
Interest expense	2,888	187	1,174	1,491	1,311
Gain on extinguishment of debt	(2,938)	—	—	—	—
Stock option expense	—	—	229	—	—
Other, net	(117)	(26)	(68)	(76)	(75)
General and administrative expenses	11,981	2,330	8,109	6,537	5,695
Asset impairment charges and restaurant closing costs	2,094	—	—	4	2,086
Transaction and integration expenses	(217)	183	4,537	102	(313)
Pre-opening expense	—	—	—	21	—

Restaurant Operating Profit	$21,515	$5,399	$14,355	$14,878	$11,052

(5)	“Restaurant Operating Profit Margin” is the ratio of Restaurant Operating Profit to net sales.

(6)

Adjusted EBITDA is a financial measure that management uses to evaluate operating performance and the effectiveness of its business strategies. Adjusted EBITDA is defined as net income (loss) before interest expense, income tax (expense) benefit, depreciation and amortization, and adding asset impairment charges and restaurant closing costs, loss on disposals of fixed assets, transaction and integration costs, non-cash compensation, loss from discontinued operations, gain on debt extinguishment, pre-opening costs and certain unusual items. Management believes Adjusted EBITDA is a useful metric for investors because it provides a comparative assessment of our operating performance relative to our performance based on our results under GAAP, while isolating the effects of some items that vary from period to period without any correlation to core operating performance. Specifically, Adjusted EBITDA allows for an assessment of our operating performance without the effect of non-cash depreciation and amortization expenses or our ability to service or incur indebtedness. The following table presents a reconciliation of Adjusted EBITDA to net income (loss) for all periods presented:

	Successor	Successor	Predecessor	Successor
	Year Ended December 29, 2013	October 1, 2012 to December 30, 2012	January 2, 2012 to September 30, 2012	Six Months Ended
(Dollars in thousands)				June 29, 2014	June 30, 2013
				(unaudited)	(unaudited)
Net income (loss)	$2,901	$2,218	$(959)	$6,538	$(2,149)
Income tax (expense) benefit	(138)	(1)	79	(37)	—
Interest expense	2,888	187	1,174	1,491	1,311
Depreciation and amortization	7,483	1,470	4,164	3,941	3,554

EBITDA	13,410	3,876	4,300	12,007	2,716
Asset impairment charges and restaurant closing costs	2,094	—	—	4	2,086
Loss on disposals of fixed assets	406	62	218	73	132
Transaction and integration costs	(217)	183	4,537	102	(313)
Non-cash compensation	199	35	717	81	52
Loss from discontinued operations, net	4,785	506	1,412	224	4,497
Gain on debt extinguishment	(2,938)	—	—	—	—
Pre-opening expense	—	—	—	21	—

Adjusted EBITDA	$17,739	$4,662	$11,184	$12,512	$9,170

(7)	“Adjusted EBITDA Margin” is defined as the ratio of Adjusted EBITDA to net sales.

The following table presents a reconciliation of Adjusted EBITDA to net income (loss) for the predecessor periods indicated below, which are reflected in the Adjusted EBITDA graph included above under “Prospectus Summary—Our Company” and “Business” elsewhere in this prospectus. The financial data for the years ended January 2, 2011 and January 1, 2012 have been derived from the audited consolidated financial statements of our predecessor that are not included in this prospectus.

	Predecessor	Predecessor
(Dollars in thousands)	Year Ended January 1, 2012	Year Ended January 2, 2011
Net income (loss)	$857	$2,795
Income tax (expense) benefit	(290)	2,352
Interest expense	1,664	1,853
Depreciation and amortization	5,619	5,682

EBITDA	8,430	7,978
Asset impairment charges and restaurant closing costs	—	—
Loss on disposals of fixed assets	276	299
Transaction and integration costs	—	—
Non-cash compensation	962	869
Loss from discontinued operations, net	2,081	2,281
Gain on debt extinguishment	—	—
Pre-opening expense	—	—

Adjusted EBITDA	$11,749	$11,426

Adjusted EBITDA, Restaurant Operating Profit, Adjusted EBITDA Margin and Restaurant Operating Profit Margin are not measurements of our financial performance under GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing or financing activities or any other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. We caution investors that amounts presented above in accordance with the definitions of Adjusted EBITDA and Restaurant Operating Profit may not be comparable to similar measures disclosed by other companies, because not all companies calculate these non-GAAP financial measures in the same manner. Moreover, Adjusted EBITDA as presented throughout this prospectus is not the same as similar terms in the applicable covenants of our credit facility or in the calculation of management incentive compensation.

Our management does not consider Adjusted EBITDA in isolation or as an alternative to financial measures determined in accordance with GAAP. Although Adjusted EBITDA may be used by securities analysts, lenders and others as tools for evaluating performance, the measure has limitations as an analytical tool. The principal limitation of Adjusted EBITDA is that it excludes significant expenses and income that are required by GAAP to be recorded in the financial statements. Some additional limitations are:

•	Adjusted EBITDA does not reflect discretionary cash available to us to invest in the growth of our business;

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•

Adjusted EBITDA does not reflect depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•	Adjusted EBITDA does not reflect non-cash compensation expense, which is and will likely remain a key element of our overall long-term incentive compensation package; and

•	Adjusted EBITDA excludes tax payments that may represent a reduction in cash available to us.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our Class A common stock. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our Class A common stock could decline and you may lose some or all of your investment.

Risks Related to Our Business

Changes in general economic conditions, including any economic downturn or continuing economic uncertainty, have adversely impacted our business and results of operations in the past and may do so again.

Purchases at our restaurants are discretionary for consumers, and we are therefore susceptible to economic slowdowns. We believe that consumers generally are more willing to make discretionary purchases, including upscale and high-end restaurant meals, during favorable economic conditions. The most recent economic downturn, uncertainty and disruptions in the overall economy, including high unemployment, reduced access to credit and financial market volatility and unpredictability, and the related reduction in consumer confidence, negatively affected customer traffic and sales throughout our industry, including our category. If the economy experiences a new downturn or there are continued uncertainties regarding U.S. budgetary and fiscal policies, our customers, particularly price-sensitive families and couples and cost-conscious business clientele, may reduce their level of discretionary spending, impacting the frequency with which they choose to dine out or the amount they spend on meals while dining out.

There is also a risk that if uncertain economic conditions persist for an extended period of time, consumers might make long-lasting changes to their discretionary spending behavior, including dining out less frequently on a more permanent basis. The ability of the U.S. economy to withstand this uncertainty is likely to be affected by many national and international factors that are beyond our control. These factors, including national, regional and local politics and economic conditions, the impact of higher gasoline prices, and reductions in disposable consumer income and consumer confidence, also affect discretionary consumer spending. Uncertainty in or a worsening of the economy, generally or in a number of our markets, and our customers’ reactions to these trends could adversely affect our business and cause us to, among other things, reduce the number and frequency of new restaurant openings, close restaurants and delay our remodeling of existing locations.

Changes in consumer preferences and discretionary spending patterns could adversely affect our business and results of operations.

The restaurant business is often affected by changes in consumer preferences, national, regional or local economic conditions, demographic trends, traffic patterns and the type, number and location of competing restaurants. Our success depends in part on our ability to anticipate and respond quickly to these changes. Shifts in consumer preferences away from meals at our price point or our beef, seafood and signature cocktails and wine menu offerings, which are significant components of our concepts’ menus and appeal, whether as a result of economic, competitive or other factors, could adversely affect our business and results of operations.

In addition, we place a high priority on maintaining the competitive positioning of our concepts, including the image and condition of our restaurant facilities and the quality of our customer experience. Consequently, we may need to evolve our concepts in order to compete with popular new restaurant formats or concepts that emerge from time to time, which could result in significant capital expenditures in the future for remodeling and updating. In addition, with improving product offerings, including an increased number of health-focused options at fast casual restaurants and quick-service restaurants, combined with the effects of uncertain economic conditions and other factors, consumers may choose less expensive alternatives, which could also negatively affect customer traffic at our restaurants. Any unanticipated slowdown in demand at any of our restaurants due to industry competition may adversely affect our business and results of operations.

Our future growth depends in part on our ability to open new restaurants and operate them profitably, and if we are unable to successfully execute this strategy, our business and results of operations could be adversely affected.

Our financial success depends in part on management’s ability to execute our growth strategy. One key element of our growth strategy is opening new restaurants. However, future developments, including macroeconomic changes, could cause us to re-evaluate this growth strategy. Additionally, in the past, we have experienced delays in opening some restaurants, and that could happen again. Delays or failures in opening new restaurants and operating them profitably could materially and adversely affect our growth strategy and expected results.

Our ability to open new restaurants on a timely basis, or at all, and operate them profitably is dependent upon a number of factors, many of which are beyond our control, including:

•	finding quality site locations, competing effectively to obtain quality site locations and reaching acceptable agreements to lease or purchase sites;

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complying with applicable zoning, land use and environmental regulations and obtaining, for an acceptable cost and in a timely manner, required permits and approvals, including permits for construction, as well as required business and alcohol licenses;

•	having adequate capital for construction and opening costs and efficiently managing the time and resources committed to building and opening each new restaurant;

•	engaging and relying on third-party architects, contractors and their subcontractors responsible for building our restaurants to our specifications, on budget and within anticipated timelines;

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timely hiring and training and retaining the skilled management and other employees necessary to meet staffing needs consistent with our superior professional service expectations in each local market;

•	successfully promoting our new locations and competing in their markets;

•	acquiring food and other supplies for new restaurants from local suppliers; and

•	addressing unanticipated problems or risks that may arise during the development or opening of a new restaurant or entering a new market.

It has been our experience that new restaurants generate operating losses while they build sales levels to maturity, with maturity typically achieved within 18 to 24 months but in certain instances has taken considerably longer. This is due to lower sales generated by new restaurants compared to our restaurants operated in other areas, the costs associated with opening a new restaurant and higher operating costs caused by start-up and other temporary inefficiencies associated with opening new restaurants. For example, there are a number of factors which may impact the amount of time and money we commit to the construction and development of new restaurants, including landlord delays, shortages of skilled labor, labor disputes, shortages of materials, delays in obtaining necessary permits, local government regulations and weather interference. Once the restaurant is open, how quickly it achieves a desired level of profitability is impacted by many factors, including the level of market awareness and acceptance of our concepts when we enter new markets, as well as the availability of experienced, professional staff. Our business and profitability may be adversely affected if it takes longer than expected for our new restaurants to achieve the desired level of profitability.

Our ability to successfully execute new restaurant development depends heavily on successful site selection. If a site does not produce the anticipated results, a restaurant location may never reach our desired level of profitability, if it becomes profitable at all. In those cases, we may be forced to close restaurants and will incur significant costs associated with our exit from those markets, including costs associated with lease terminations or potential losses on the sale of real property that we own. For example, we have recently closed restaurants in Orlando, Scottsdale and Chicago because management determined that these restaurants were not producing acceptable levels of profitability. Additionally, previously successful restaurants may cease to produce acceptable or desired results in the future due to changes within the market in which they operate, such as a geographic shift in commercial development that drives customers away from the area in which we have an existing location. In those cases, if we determine that the market is still desirable, we may choose to relocate our existing restaurant or restaurants within that same market, which could result in increased costs associated with the purchase or lease of new property.

The failure to successfully develop and improve our Stoney River concept to achieve operational and quality standards consistent with those of our J. Alexander’s concept could have a material adverse effect on our financial condition and results of operations.

In February 2013, FNH transferred the Stoney River Assets to us, which had previously been operated by a separate restaurant company. Since that time, our focus has been on the improvement of restaurant-level operations and the integration of Stoney River into our existing infrastructure. Our growth strategy for Stoney River will continue to require significant capital expenditures and management attention. There can be no assurance that we will be successful in achieving the desired level of profitability at Stoney River while delivering on the quality standards that we expect, and a failure to achieve the desired profitability of our Stoney River concept may adversely affect our business and results of operations. Further, new openings of Stoney River restaurants may take longer to achieve the desired level of profitability than has been our experience with J. Alexander’s restaurants. We may not be able to attract enough customers to meet targeted levels of performance at new restaurants because potential customers may be unfamiliar with Stoney River or the atmosphere or menu might not appeal to them. In addition, although we believe that the differentiation in the menu and restaurant design between our concepts is substantial enough that they can both successfully operate within the same market, opening a new Stoney River in an existing market could reduce the revenue of our existing J. Alexander’s restaurants in that market, and vice versa. If we cannot successfully execute our growth strategies for Stoney River, or if customer traffic generated by Stoney River results in a decline in customer traffic at one of our other restaurants in the same market, our business and results of operations may be adversely affected.

Significant capital is required to develop new restaurants and to maintain existing restaurants and to the extent financing is available to us, it may only be available on terms that could impose significant operating and financial restrictions on us.

We believe that the required capital investment in our upscale restaurants is high compared to more casual dining restaurants. Failure of a new restaurant to generate satisfactory net sales and profits in relation to its investment could result in our failure to achieve the desired financial return on the restaurant. Additionally, we may require capital beyond the cash flow provided from operations in order to open new units, which may be difficult to obtain on favorable terms, if at all. The terms of any financing we may obtain could impose restrictions on our operations, development and new financings. Further, after a restaurant is opened, we continue to incur significant capital costs associated with our strategy to reinvest in our restaurants in order to maintain the highly attractive, contemporary and comfortable environment in each of our locations that we believe our customers expect. For example, during 2014, we expect to complete remodels of three Stoney River locations at an average cost of $500,000 per location and intend to complete reinvestments and improvements at our other remaining locations across both concepts at an approximate total cost of $4,100,000. Consequently, our ability to carry out our growth strategy and to execute on development and capital expenditure decisions that we believe to be in our long-term best interest could be limited by the availability of additional financing sources and could involve additional borrowing which would further increase our long-term debt and interest expense.

Our growth, including the development and improvement of Stoney River, may strain our infrastructure and resources, which could delay the opening of new restaurants and adversely affect our ability to manage our existing restaurants.

Following this offering, we believe there are opportunities to open four to seven restaurants annually beginning in 2015. Our targeted growth will increase our operating complexity and place increased demands on our management as well as our human resources, purchasing and site management teams. While we have committed significant resources to expanding our current restaurant management systems, financial and management controls and information systems in connection with our integration of the Stoney River concept, if this infrastructure is insufficient to support our anticipated expansion, our ability to open new restaurants and to manage our existing restaurants could be adversely affected. If we fail to continue to improve our infrastructure or if our infrastructure fails, we may be unable to implement our growth strategy or maintain current levels of operating performance in our existing restaurants.

If our restaurants are not able to compete successfully with other restaurants, our business, financial condition and results of operations may be adversely affected.

Our industry is highly fragmented and intensely competitive with respect to price, quality of service, restaurant location, ambiance of facilities and type and quality of food. A substantial number of national and regional restaurant chains and independently owned restaurants compete with us for customers, real estate and qualified management and other restaurant staff. The principal competitors for our concepts are local, chef-driven restaurants and regional, high-quality restaurant chains in each of our local markets. However, we also compete with other upscale national chains. Some of our competitors have greater financial and other resources, have been in business longer, have greater name recognition and are better established in the markets where our restaurants are located or where we may expand. Additionally, in recent years many upscale and high-end restaurants have expanded into the smaller and midsize markets in which some of our restaurants are located. Our inability to compete successfully with other restaurants may harm our ability to maintain acceptable levels of revenue growth, limit or otherwise inhibit our ability to grow one or more of our concepts, or force us to close one or more of our restaurants.

As a result of revenue or geographic concentrations within our restaurant base, we may be more exposed to economic downturns or other disruptions in certain locations that could harm our business, financial condition and results of operation.

At June 29, 2014, we operated 40 restaurants in 14 states. Because of our relatively small restaurant base, unsuccessful restaurants could have a more adverse effect in relation to our financial condition and results of operations than would be the case in a restaurant company with a greater number of restaurants. For example, our J. Alexander’s locations in Cool Springs, Tennessee and Plantation, Florida each represented approximately 4.1% of our revenues in 2013, respectively.

We currently have a high concentration of J. Alexander’s restaurants within the south Florida market (and in broader geographic markets, with respect to the concentration of J. Alexander’s restaurants in Ohio and the concentration of J. Alexander’s and Stoney River restaurants in Tennessee) and may in the future have similar concentrations of both J. Alexander’s and Stoney River restaurants within one or more overlapping markets as we execute on our growth strategy. This concentration exposes us to risks that one or more of these markets may be adversely affected by factors that are unique to that particular market, such as negative publicity, changes in consumer preferences, demographic shifts or other adverse economic impacts, which could adversely affect our business, results of operations or financial condition.

In addition, any natural disaster, prolonged inclement weather, act of terrorism or national emergency, accident, system failure or other unforeseen event in or around regions in which we operate multiple locations could result in significant and prolonged declines in customer traffic in these geographic regions, or a temporary or permanent closing of those locations, any of which could adversely affect our business, financial condition and results of operations.

If we are unable to increase our sales at existing J. Alexander’s and Stoney River restaurants or improve our margins at existing Stoney River restaurants, our profitability and overall results of operations may be adversely affected.

Another key aspect of our growth strategy is increasing same store sales across all restaurants and improving the restaurant-level margins at our Stoney River restaurants to the level achieved at our existing J. Alexander’s restaurants. Improving same store sales and restaurant-level margins depends in part on whether we achieve revenue growth through increases in the average check or traffic counts. Our ability to improve margins at Stoney River is further impacted by the costs that we have incurred, and will continue to incur, as we strive to improve the quality standards at Stoney River to make them consistent with those at our J. Alexander’s restaurants. We believe there are opportunities to increase the average check at our restaurants through, for example, selective introduction of new profitable menu items and increases in menu pricing. However, these strategies may prove unsuccessful, especially in times of economic hardship, as customers may not order new or higher priced items. Further, we believe that part of the appeal of our concepts is the opportunity to experience outstanding, professional service and high-quality menu items at reasonable prices. Consequently, any price increases must be balanced with our desire to meet customer expectations with respect to service and quality at a reasonable value. Modest price increases generally have not adversely impacted customer traffic; however, we expect that there is a price level at which point customer traffic would be adversely affected. It is also possible that these changes could cause our sales volume to decrease. If we are not able to increase our sales at existing restaurants for any reason, our profitability and results of operations could be adversely affected.

Increases in the prices of, and/or reductions in the availability of commodities, primarily beef, could adversely affect our business and results of operations.

Our profitability is dependent in part on our ability to purchase food commodities which meet our specifications and to anticipate and react to changes in food costs and product availability. Ingredients are purchased from suppliers on terms and conditions that management believes are generally consistent with those available to similarly situated restaurant companies. Although alternative distribution sources are believed to be available for most products, increases in overall food prices, failure to perform by suppliers or distributors or limited availability of products at reasonable prices could cause our food costs to fluctuate and/or cause us to make adjustments to our menu offerings.

Beef costs represented approximately 29.8% of our food and beverage costs during 2013. We currently do not purchase beef pursuant to any long-term contractual arrangements with fixed pricing or use futures contracts or other financial risk management strategies to reduce our exposure to potential price fluctuations. The beef market is particularly volatile and is subject to extreme price fluctuations due to seasonal shifts, climate conditions, the price of feed, industry demand, energy demand and other factors. We expect beef prices to continue to rise in 2014.

The prices of other commodities can affect our costs as well, including corn and other grains, which are ingredients we use regularly and are also used as cattle feed and therefore affect the price of beef. Additional factors beyond our control, including adverse weather and market conditions, disease and governmental food safety regulation and enforcement, may also affect food costs and product availability. Energy prices can also affect our bottom line, as increased energy prices may cause increased transportation costs for beef and other supplies, as well as increased costs for the utilities required to run each restaurant. Historically, we have passed increased commodity and other costs on to our customers by increasing the prices of our menu items. While we believe these price increases generally have not affected our customer traffic, there can be no assurance that additional price increases would not affect future customer traffic. Although we believe that our integrated cost systems allows us to anticipate and quickly respond to fluctuations in commodity prices, including beef prices, if prices increase in the future and we are unable to anticipate or react to these increases, or if there are beef shortages, our business and results of operations could be adversely affected.

Negative customer experiences or negative publicity surrounding our restaurants or other restaurants could adversely affect sales in one or more of our restaurants and make our concepts less valuable.

Because we believe our success depends significantly on our ability to provide exceptional food quality, outstanding service and an excellent overall dining experience, adverse publicity, whether or not accurate, relating to food quality, public health concerns, illness, safety, injury or government or industry findings concerning our restaurants, restaurants operated by other foodservice providers or others across the food industry supply chain could affect us more than it would other restaurants that compete primarily on price or other factors. If customers perceive or experience a reduction in our food quality, service or ambiance or in any way believe we have failed to deliver a consistently positive experience, the value and popularity of one or more of our concepts could suffer. Further, because we rely heavily on “word-of-mouth,” as opposed to more conventional mediums of advertisement, to establish concept recognition, our business may be more adversely affected by negative customer experiences than other upscale dining establishments, including those of our competitors.

Negative publicity relating to the consumption of beef, seafood, chicken, produce and our other menu offerings, including in connection with food-borne illness, could result in reduced consumer demand for our menu offerings, which could reduce sales.

Shifts in consumer preferences away from the kinds of food we offer, particularly beef and seafood, whether because of dietary or other health concerns or otherwise, would make our restaurants less appealing and could reduce customer traffic and/or impose practical limits on pricing. In addition, instances of food-borne illness, such as Bovine Spongiform Encephalopathy, which is also known as BSE or mad cow disease, as well as hepatitis A, listeria, salmonella and E. coli, whether or not found in the United States or traced directly to one of our suppliers or our restaurants, could reduce demand for our menu offerings. Any negative publicity relating to these and other health-related matters may affect consumers’ perceptions of our restaurants and the food that we offer, reduce customer visits to our restaurants and negatively impact demand for our menu offerings. Adverse publicity relating to any of these matters, beef in general or other similar concerns could adversely affect our business and results of operations.

Governmental regulation may adversely affect our ability to open new restaurants or otherwise adversely affect our business, financial condition and results of operations.

We are subject to various federal, state and local regulations, including those relating to building and zoning requirements and those relating to the preparation and sale of food. The development and operation of restaurants depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. Our restaurants are also subject to state and local licensing and regulation by health, alcoholic beverage, sanitation, food and occupational safety and other agencies. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations or cause increases in development costs.

We are subject to the U.S. Americans with Disabilities Act (the “ADA”) and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas, including our restaurants. We may in the future have to modify restaurants by adding access ramps or redesigning certain architectural fixtures, for example, to provide service to or make reasonable accommodations for disabled persons. The expenses associated with these modifications could be material.

Our operations are also subject to the U.S. Occupational Safety and Health Act, which governs worker health and safety, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages and overtime, and a variety of similar federal, state and local laws that govern these and other employment law matters. We may also be subject to lawsuits from our employees, the U.S. Equal Employment Opportunity Commission or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters, and we have been party to such matters in the past. In addition, federal, state and local proposals related to paid sick leave or similar matters could, if implemented, materially adversely affect our business, financial condition and results of operations.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. Compliance with the aforementioned laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings and new information or attitudes regarding diet and health could result in changes in consumer consumption habits that could adversely affect our results of operations.

Regulations and consumer eating habits may change as a result of new information or attitudes regarding diet and health or new information regarding the adverse health effects of consuming certain menu offerings. Such changes may include federal, state and local regulations that impact the ingredients and nutritional content of the food and beverages we offer. The growth of our restaurant operations is dependent, in part, upon our ability to effectively respond to changes in any consumer health regulations and our ability to adapt our menu offerings to trends in food consumption. If consumer health regulations or consumer eating habits change significantly, we may choose or be required to modify or retire certain menu items, which may adversely affect the attractiveness of our restaurants to new or returning customers. We may also experience higher costs associated with the implementation of those changes. To the extent we are unwilling or unable to respond with appropriate changes to our menu offerings, it could materially affect consumer demand and have an adverse impact on our business, financial condition and results of operations.

Such changes have also resulted in, and may continue to result in, laws and regulations requiring us to disclose the nutritional content of our food offerings, and they have resulted, and may continue to result in, laws and regulations affecting permissible ingredients and menu offerings. For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose to consumers certain nutritional information, or have enacted legislation restricting the use of certain types of ingredients in restaurants. These requirements may be different or inconsistent with requirements under the Patient Protection and Affordable Care Act of 2010 (the “PPACA”), which establishes a uniform, federal requirement for certain restaurants to post nutritional information on their menus. Specifically, the PPACA requires chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information upon request.

Compliance with current and future laws and regulations regarding the ingredients and nutritional content of our menu items will be costly and time-consuming. Currently, we cannot predict the impact of the new nutrition labeling requirements under the PPACA until final regulations are promulgated. The risks and costs associated with nutritional disclosures on our menus could also impact our operations, particularly given differences among applicable legal requirements and practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of nutritional information obtained from third-party suppliers.

We may not be able to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in eating habits. The imposition of menu labeling laws could materially adversely affect our business, financial condition and results of operations, as well as our position within the restaurant industry in general.

Compliance with environmental laws may negatively affect our business.

We are subject to federal, state and local laws and regulations concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from our restaurants. Environmental conditions relating to releases of hazardous substances at prior, existing or future restaurant sites could materially adversely affect our business, financial condition and results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect our business, financial condition and results of operations.

The effect of changes to healthcare laws in the United States may increase the number of employees who choose to participate in our healthcare plans, which may significantly increase our healthcare costs and negatively impact our financial results.

In 2010, the PPACA was signed into law in the United States to require healthcare coverage for many uninsured individuals and expand coverage to those already insured. We currently offer and subsidize a portion of comprehensive healthcare coverage, primarily for our salaried employees. Starting in 2015, the PPACA will require us to offer healthcare benefits to all full-time employees (including full-time hourly employees) that meet certain minimum requirements of coverage and affordability, or face penalties. If we elect to offer such benefits we may incur substantial additional expense. If we fail to offer such benefits, or the benefits we elect to offer do not meet the applicable requirements, we may incur penalties. Starting in 2014, the PPACA also requires most individuals to obtain coverage or face individual penalties. The amount of the individual penalty will increase significantly in future years. Accordingly, employees who are eligible for but currently elect not to participate in our healthcare plans may find it more advantageous to elect to participate in our healthcare plans. It is also possible that by making changes or failing to make changes in the healthcare plans offered by us we will become less competitive in the market for our labor. Finally, implementing the requirements of the PPACA is likely to impose additional administrative costs. The costs and other effects of these new healthcare requirements cannot be determined with certainty, but they may significantly increase our healthcare coverage costs and could materially adversely affect our business, financial condition and results of operations.

Changes to minimum wage laws and potential labor shortages could increase our labor costs substantially, which could slow our growth and adversely impact our ability to operate our restaurants.

Under the minimum wage laws in most jurisdictions, we are permitted to pay certain hourly employees a wage that is less than the base minimum wage for general employees because these employees receive tips as a substantial part of their income. As of June 29, 2014, approximately 64% of our employees earn this lower minimum wage in their respective locations since tips constitute a substantial part of their income. If cities, states or the federal government change their laws to require all employees to be paid the general employee minimum base wage regardless of supplemental tip income, our labor costs would increase substantially. In addition, any increase in the minimum wage, such as the last increase in the minimum wage on July 24, 2009 to $7.25 per hour under the Federal Minimum Wage Act of 2007, would increase our costs. Certain states in which we operate restaurants have adopted or are considering adopting minimum wage statutes that exceed the federal minimum wage as well. Any increases in federal or state minimum wages may cause us to increase the wages paid to our employees who already earn above-minimum wages in order to continue to attract and retain highly skilled personnel. We may be unable or unwilling to increase our prices in order to pass these increased labor costs on to our customers, in which case our business and results of operations could be adversely affected.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant managers, kitchen staff, hosts and servers, necessary to meet the needs of our existing restaurants and anticipated expansion schedule, and who can meet the high standards necessary to deliver the levels of food quality, service and professionalism on which our concepts are based. Qualified individuals of the caliber and number needed to fill these positions are in short supply in some communities and competition for qualified employees could require us to pay higher wages and provide greater benefits to attract sufficient employees. Any inability to recruit and retain qualified individuals may also delay the planned openings of new restaurants and could adversely impact our existing restaurants. Any such inability to retain or recruit qualified employees, increased costs of attracting qualified employees or delays in restaurant openings could adversely affect our business and results of operations. Further, increases in employee turnover could have an adverse effect on food quality and guest service resulting in an adverse effect on net sales and results of operations.

Restaurant companies, including ours, have been the target of claims and lawsuits. Proceedings of this nature, if successful, could result in our payment of substantial costs and damages.

In recent years, we and other restaurant companies have been subject to claims and lawsuits alleging various matters, including those that follow. Claims and lawsuits may include class action lawsuits, alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted from time to time alleging violations of various federal and state wage and hour laws regarding, among other things, employee meal deductions, the sharing of tips amongst certain employees, overtime eligibility of assistant managers and failure to pay for all hours worked. Although we maintain what we believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these matters. Accordingly, if we are required to pay substantial damages and expenses as a result of these types or other lawsuits, our business and results of operations would be adversely affected.

Occasionally, our customers file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to one of our restaurants, including actions seeking damages resulting from food-borne illness and relating to notices with respect to chemicals contained in food products required under state law. We are also subject to a variety of other claims from third parties arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state laws. In addition, most of our restaurants are subject to state “dram shop” or similar laws which generally allow a person to sue us if that person was injured by a legally intoxicated person who was wrongfully served alcoholic beverages at one of our restaurants. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their customers. In addition, we may also be subject to lawsuits from our employees or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits in the restaurant industry have resulted in the payment of substantial damages by the defendants.

Additionally, certain of our tax returns and employment practices are subject to audits by the U.S. Internal Revenue Service (the “IRS”) and various state tax authorities. Such audits could result in disputes regarding tax matters that could lead to litigation that would be costly to defend or could result in the payment of additional taxes, which could affect our business, results of operations and financial condition.

Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert resources away from our operations. In addition, they may generate negative publicity, which could reduce customer traffic and sales. Although we maintain what we believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. Defense costs, even for unfounded claims, or a judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business, results of operations and financial condition.

Our insurance policies may not provide adequate levels of coverage against all claims, and fluctuating insurance requirements and costs could negatively impact our profitability.

We currently maintain insurance coverage that we believe is reasonable for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. These losses, if they occur, could have a material and adverse effect on our business and results of operations. Additionally, health insurance costs in general have risen significantly over the past few years and are expected to continue to increase. These increases could have a negative impact on our profitability, and there can be no assurance that we will be able to successfully offset the effect of such increases with plan modifications and cost control measures, additional operating efficiencies or the pass-through of such increased costs to our customers or employees.

We occupy most of our restaurants under long-term non-cancelable leases for which we may remain obligated to perform under even after a restaurant closes, and we may be unable to renew leases at the end of their terms.

We are a lessee under both ground leases (under which we lease the land and build our own restaurants on such land) and improved leases (where the lessor owns the land and the building) with respect to 22 current locations and a location under construction. Many of our current leases are non-cancelable and typically have terms ranging from approximately 15 to 20 years and provide for rent escalations and for one or more five-year renewal options. We are generally obligated to pay the cost of property taxes, insurance and maintenance under such leases, and certain of our leases provide for contingent rentals based upon a percentage of sales at the leased location. We believe that leases that we enter into in the future will be on substantially similar terms. If we were to close or fail to open a restaurant at a location we lease, we would generally remain committed to perform our obligations under the applicable lease, which could include, among other things, payment of the base rent for the balance of the lease term. Our obligation to continue making rental payments and fulfilling other lease obligations in respect of leases for closed or unopened restaurants could have a material adverse effect on our business and results of operations. Alternatively, at the end of the lease term and any renewal period for a restaurant, we may be unable to renew the lease without substantial additional cost, if at all. If we cannot renew such a lease we may be forced to close or relocate a restaurant, which could subject us to construction and other costs and risks. If we are required to make payments under one of our leases after a restaurant closes, or if we are unable to renew our restaurant leases, our business and results of operations could be adversely affected.

The impact of negative economic factors, including the availability of credit, on our landlords and other retail center tenants could negatively affect our financial results.

Negative effects on our existing and potential landlords due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlords are unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants to us. If any landlord files for bankruptcy protection, the landlord may be able to reject our lease in the bankruptcy proceedings. While we would have the option to retain our rights under the lease, we could not compel the landlord to perform any of its obligations and would be left with damages as our sole recourse. In addition, if our landlords are unable to obtain sufficient credit to continue to properly manage their retail sites, we may experience a drop in the level of quality of such retail centers. Our development of new restaurants may also be adversely affected by the negative financial situations of developers and potential landlords. In recent years, many landlords have delayed or cancelled development projects (as well as renovations of existing projects) due to the instability in the credit markets and declines in consumer spending, which has reduced the number of high-quality locations available that we would consider for our new restaurants. These failures may lead to reduced customer traffic and a general deterioration in the surrounding retail centers in which our restaurants are located or are proposed to be located and may contribute to lower customer traffic at our restaurants. If any of the foregoing affect any of our landlords or their other retail tenants our business and results of operations may be adversely affected.

Fixed rental payments account for a significant portion of our operating expenses, which increases our vulnerability to general adverse economic and industry conditions and could limit our operating and financing flexibility.

Payments under our operating leases account for a significant portion of our operating expenses and we expect the new restaurants we open in the future will similarly be leased by us. Specifically, cash payments under our operating leases accounted for approximately 2.7% of our restaurant operating expenses in 2013. Our substantial operating lease obligations could have significant negative consequences, including:

•	requiring a substantial portion of our available cash flow to be applied to our rental obligations, thus reducing cash available for other purposes;

•	limiting our flexibility in planning for or reacting to changes in our business or the industry in which we compete;

•	increasing our vulnerability to general adverse economic and industry conditions; and

•	limiting our ability to obtain additional financing.

We depend on cash flow from operations to pay our lease obligations and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities and sufficient funds are not otherwise available to us from borrowings under our credit facility or other sources, we may not be able to meet our operating lease obligations, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which could adversely affect our business and results of operations.

Our level of indebtedness and any future indebtedness we may incur may limit our operational and financing flexibility and negatively impact our business.

We currently have a credit facility pursuant to a loan agreement entered into with Pinnacle Bank in September 2013, which provides for a three-year $1,000,000 revolving line of credit and a seven-year $15,000,000 term loan. Additionally, we currently have the FNF Note in the principal amount of $20,000,000, which accrues interest at 12.5% per annum and matures on January 31, 2016. In connection with this offering, we intend to repay each of the foregoing obligations in full using a portion of the proceeds of this offering. See “Use of Proceeds.” However, if we are unable to raise the amount of proceeds we anticipate, we may be unable to repay the full amount of obligations outstanding under these loan obligations.

We may incur substantial additional indebtedness in the future. Our credit facility, and other debt instruments we may enter into in the future, may have important consequences to you, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	we are required to use a significant portion of our cash flows from operations to pay interest on our indebtedness, which will reduce the funds available to us for operations and other purposes;

•	our level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited; and

•	our level of indebtedness may make us more vulnerable to economic downturns and adverse developments in our business.

Following this offering, we expect that we will depend primarily on cash generated by our operations for funds to pay our expenses and any amounts due under our credit facility and any other indebtedness we may incur. Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flows from operations in the future and our currently anticipated growth in revenues and cash flows may not be realized, either or both of which could result in our being unable to repay indebtedness or to fund other liquidity needs. If we do not have enough money, we may be required to refinance all or part of our then existing debt, sell assets or borrow more money, in each case on terms that are not acceptable to us, or at all. In addition, the terms of existing or future debt agreements, including our existing credit facility, may restrict us from adopting some or any of these alternatives. Our inability to recapitalize and incur additional debt in the future could also delay or prevent a change in control of our Company, make some transactions more difficult and impose additional financial or other covenants on us. In addition, any significant levels of indebtedness in the future could make us more vulnerable to economic downturns and adverse developments in our business. Our current indebtedness and any inability to pay our debt obligations as they come due or inability to incur additional debt could adversely affect our business and results of operations.

The terms of our credit facility impose operating and financial restrictions on us.

Our credit facility contains certain restrictions and covenants that generally limit our ability to, among other things:

•	pay dividends or purchase stock or make other restricted payments to our equity holders;

•	incur additional indebtedness;

•	use assets as security in other transactions;

•	sell assets or merge with or into other companies;

•	sell equity or other ownership interests in our subsidiaries; and

•	create or permit restrictions on our subsidiaries’ ability to make payments to us.

Our credit facility may limit our ability to engage in these types of transactions even if we believed that a specific transaction would contribute to our future growth or improve our operating results. Our credit facility also requires us to achieve specified financial and operating results and maintain compliance with specified financial ratios. Specifically, these covenants require that we have a fixed charge coverage ratio of at least 1.25:1 and maintain a leverage ratio (adjusted debt to EBITDAR (as defined in the credit facility)) that may not exceed 4.0:1, in each case, as of the end of any fiscal quarter. As of June 29, 2014, we were in compliance with each of these tests. Specifically, as of June 29, 2014, the fixed charge coverage ratio was 2.43:1 and our leverage ratio was 1.06:1. Our ability to comply with these provisions may be affected by events beyond our control. A breach of any of these debt covenants or our inability to comply with required financial ratios in our credit facility could result in a default under the credit facility in which case the lenders will have the right to declare all borrowings, which includes any principal amount outstanding, together with all accrued, unpaid interest and other amount owing in respect thereof, to be immediately due and payable. If we are unable to repay all borrowings when due, whether at maturity or if declared due and payable following a default, the lenders would have the right to proceed against the collateral granted to secure the indebtedness. If we breach these covenants or fail to comply with the terms of the credit facility and the lenders accelerate the amounts outstanding under the credit facility our business and results of operations would be adversely affected.

Our credit facility carries floating interest rates, thereby exposing us to market risk related to changes in interest rates. Accordingly, our business and results of operations may be adversely affected by changes in interest rates. Assuming a 100 basis point increase on our base interest rate on our credit facility and a full drawdown on the term loan and revolving credit facility, our interest expense would increase by approximately $140,000 over the course of 12 months. As of June 29, 2014, the balance outstanding under the $15,000,000 term loan was $13,750,000, and we had no borrowings outstanding under the $1,000,000 revolving credit facility.

We depend on the services of key executives and management-level employees, and our business and growth strategy could be materially harmed if we were to lose these individuals and were unable to replace them with executives of equal experience and capabilities.

Our success is materially dependent upon the contributions of our senior executives and management-level employees because their experience in the restaurant industry and tenure with us allow for their invaluable contributions in setting our strategic direction, day-to-day operations, and recruiting and training key personnel. The loss of the services of such key employees could adversely affect our business until a suitable replacement of equal experience and capabilities could be identified. We believe that they could not quickly be replaced with executives of equal experience and capabilities and their successors may not be as effective. See “Management.”

The failure to enforce and maintain our intellectual property rights could enable others to use names confusingly similar to the names and marks used by our restaurants, which could adversely affect the value of our concepts.

We have registered the names J. Alexander’s Restaurant, Stoney River Legendary Steaks and certain other names and logos used by our restaurants as trade names, trademarks or service marks with the United States Patent and Trademark Office (“PTO”). The success of our business depends in part on our continued ability to utilize our existing trade names, trademarks and service marks as currently used in order to increase our restaurant concept awareness. In that regard, we believe that our trade names, trademarks and service marks are valuable assets that are critical to our success. The unauthorized use or other misappropriation of our trade names, trademarks or service marks could diminish the value of our restaurant concepts and may cause a decline in our revenues and force us to incur costs related to enforcing our rights. In addition, the use of trade names, trademarks or service marks similar to ours in some markets may keep us from entering those markets. While we may take protective actions with respect to our intellectual property, these actions may not be sufficient to prevent, and we may not be aware of all incidents of, unauthorized usage or imitation by others. Any such unauthorized usage or imitation of our intellectual property, including the costs related to enforcing our rights, could adversely affect our business and results of operations.

Information technology system failures or breaches of our network security, including with respect to confidential information, could interrupt our operations and adversely affect our business.

We rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our restaurants and integrated cost systems that are instrumental in our procurement processes and in managing our food costs. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could limit our ability to anticipate and react quickly to changing food costs and could subject us to litigation or actions by regulatory authorities. In addition, the majority of our restaurant sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information of their customers has been stolen or compromised. If this or another type of breach occurs at one of our restaurants, we may become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our customers’ credit or debit card information. Although we have made significant efforts to secure our computer network and to update and maintain our systems and procedures to meet the Payment Card Industry data security standards, our computer network could be compromised and confidential information, such as guest credit card information, could be misappropriated. Any such claim, proceeding or action by a regulatory authority, or any adverse publicity resulting from such breaches and disruptions (or allegations of such breaches and disruptions), could adversely affect our business and results of operations.

If we are unable to effectively grow revenue and profitability at certain of our locations, we may be required to record impairment charges to our restaurant assets, the carrying value of our goodwill or other intangible assets, which could adversely affect our financial condition and results of operations.

We assess the potential impairment of our long-lived assets whenever events or changes in circumstances indicate that the carrying value of the assets or asset group may not be recoverable. Factors considered include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner in which an asset is being used, an expectation that an asset will be disposed of significantly before the end of its previously estimated useful life and significant negative industry or economic trends. We regularly review and compare the carrying value of our assets and properties, including goodwill, to the fair value of our assets and properties. We cannot accurately predict the amount and timing of any recorded impairment to our assets. Should the value of goodwill or other intangible assets become impaired, there could be an adverse effect on our financial condition and results of operations.

From time to time we may evaluate acquisitions, joint ventures or other initiatives that could distract management from our business or have an adverse effect on our financial performance.

We may be presented with opportunities to buy or acquire rights to other companies, businesses, restaurant concepts or assets that might be complementary or adjacent to our current strategic direction at the time and may provide growth opportunities. Any involvement in any such acquisition, merger, joint venture, alliance or divestiture may create inherent risks, including without limitation:

•	inaccurate assessment of value, growth potential, weaknesses, liabilities, contingent or otherwise, and expected profitability of potential acquisitions or joint ventures;

•	inability to achieve any anticipated operating synergies or economies of scale;

•	potential loss of key personnel of any acquired business;

•	challenges in successfully integrating, operating and managing acquired businesses and workforce and instilling our Company’s culture into new management and staff;

•	difficulties in aligning enterprise management systems and policies and procedures;

•	unforeseen changes in the market and economic condition affecting the acquired business or joint venture;

•	possibility of impairment charges if an acquired business does not meet the performance expectations upon which the acquisition price was based; and

•	diversion of management’s attention and focus from existing operations to the integration of the acquired or merged business and its personnel.

Our business will suffer if we fail to successfully integrate acquired companies, businesses and restaurant concepts.

In the future, we may acquire companies, businesses, restaurant concepts and other assets. The successful integration of any companies, businesses, restaurant concepts and assets we acquire into our operations, on a cost-effective basis, can be critical to our future performance. The amount and timing of the expected benefits of any acquisition, including potential synergies, are subject to significant risks and uncertainties. The integration of acquisitions with our operations could be expensive, require significant attention from management, may impose substantial demands on our operations or other projects and may impose challenges on the combined business including, without limitation, consistencies in business standards, procedures, policies and business cultures.

We cannot guarantee that any acquired companies, businesses, restaurant concepts or assets will be successfully integrated with our operations in a timely or cost-effective manner, or at all. Failure to successfully integrate acquired businesses or to achieve anticipated operating synergies, revenue enhancements or cost savings could have an adverse effect on our business, financial condition and results of operations.

We depend upon frequent deliveries of food and other supplies, in most cases from a limited number of suppliers, which subjects us to the possible risks of shortages, interruptions and price fluctuations.

Our ability to maintain consistent quality throughout our restaurants depends in part upon our ability to acquire fresh products, including beef, fresh seafood, quality produce and related items from reliable sources in accordance with our specifications. In addition, we rely on one or a limited number of suppliers for certain ingredients. This dependence on one or a limited number of suppliers, as well as the limited number of alternative suppliers of beef and quality seafood, subjects us to the possible risks of shortages, interruptions and price fluctuations in beef and seafood. If any of our suppliers is unable to obtain financing necessary to operate its business or its business is otherwise adversely affected, does not perform adequately or otherwise fails to distribute products or supplies to our restaurants, or terminates or refuses to renew any contract with us, particularly with respect to one of the suppliers on which we rely heavily for specific ingredients, we may be unable to find an alternative supplier in a short period of time or if we can, it may not be on acceptable terms. While we do not rely on any single-source supplier that we believe could not be replaced with one or more alternative suppliers without undue disruption, any delay in our ability to replace a supplier in a short period of time on acceptable terms could increase our costs or cause shortages at our restaurants that may cause us to remove certain items from a menu or increase the price of certain offerings, which could adversely affect our business and results of operations.

Our business is subject to seasonal and other periodic fluctuations and past results are not indicative of future results.

Our net sales and net income have historically been subject to seasonal fluctuations. Net sales and operating income typically reach their highest levels during the fourth quarter of the fiscal year due to holiday business and the first quarter of the fiscal year due in part to the redemption of gift cards sold during the holiday season. In addition, certain of our restaurants, particularly those located in south Florida, typically experience an increase in customer traffic during the period between Thanksgiving and Easter due to an increase in population in these markets during that portion of the year.

Our quarterly results have been and will continue to be affected by the timing of new restaurant openings and their associated pre-opening costs, as well as any restaurant closures and exit-related costs and any impairments of goodwill, intangible assets and property, fixtures and equipment. As a result of these and other factors, our financial results for any quarter may not be indicative of the results that may be achieved for a full fiscal year.

Hurricanes and other weather-related disturbances could negatively affect our net sales and results of operations.

Certain of our restaurants are located in regions of the country which are commonly affected by hurricanes and tropical storms. Restaurant closures resulting from evacuations, damage or power or water outages caused by hurricanes, tropical storms, other natural disasters and winter weather could adversely affect our net sales and profitability. To the extent we maintain insurance policies or programs to mitigate the impact of these risks, our cash flows may be adversely impacted by delay in the receipt of proceeds under those policies or the proceeds may not fully offset any such losses.

Risks Related to Our Structure

We will be a holding company and our only material asset after completion of the reorganization transactions and this offering will be our interest in the Operating LLC and, accordingly, we are dependent upon distributions from the Operating LLC to pay taxes and other expenses.

We will be a holding company and will have no material assets other than our ownership of Units of the Operating LLC. We will have no independent means of generating revenue. The Operating LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, will not itself be subject to U.S. federal income tax. Instead, its net taxable income will generally be allocated to its members, including us, according to the membership interests each member owns. Accordingly, we will incur income taxes on our proportionate share of any net taxable income of the Operating LLC and also will incur expenses related to our operations. We intend to cause the Operating LLC to distribute cash to its members, including us, in an amount at least equal to the amount necessary to cover their respective tax liabilities, if any, with respect to their allocable share of the net income of the Operating LLC and to cover dividends, if any, declared by us, as well as any payments due under the tax receivable agreement, as described below. Prior to the completion of this offering, we intend to enter into an advancement agreement with the Operating LLC pursuant to which the Operating LLC will advance the cost of (or pay on behalf of the issuer) expenses incurred by the issuer, including fees and expenses incurred in any equity offering by the issuer, including our initial public offering, customary costs and expenses associated with being a public company, including costs of professional advisors engaged by the issuer or board of directors, indemnification obligations of the issuer, directors fees and taxes. See “Certain Relationships and Related Party Transactions—Proposed Transactions with the Operating LLC—Advancement Agreement.” To the extent that we need funds to pay our tax or other liabilities or to fund our operations, and the Operating LLC is restricted from making distributions to us under applicable agreements, laws or regulations or does not have sufficient cash to make these distributions, we may have to borrow funds to meet these obligations and operate our business, and our liquidity and financial condition could be materially adversely affected. To the extent that we are unable to make payments under the tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid.

Any payments made under the tax receivable agreement to our equity holders that are parties to such agreement could be significant and will reduce the amount of overall cash flow that would otherwise be available to us.

As a result of any subsequent exchanges of Units with us for shares of our Class A common stock or, at our option, cash to be paid from the Operating LLC, we expect to become entitled to the tax benefits attributable to tax basis adjustments involving an amount generally equal to the difference between the value of the shares of Class A common stock issued by us in such exchange or the cash purchase price for the acquired Units, and the equity holder’s share of the tax basis in the Operating LLC’s tangible and intangible assets that is attributable to the acquired Units. We have agreed in the tax receivable agreement entered into with certain of our holders to pay to each such holder with respect to an exchange by that holder approximately 85% of the amount, if any, by which our U.S. federal and state income tax payments are reduced as a result of tax benefits attributable to the exchange by that holder for the period beginning with the remainder of the tax year in which the applicable exchange occurs and continuing for each succeeding tax year beginning on or before the sixth anniversary of the date of such exchange. See “Certain Relationships and Related Party Transactions—Proposed Transactions with the Operating LLC—Tax Receivable Agreement.” The tax basis adjustments, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of any exchanges between us and each holder, the amount and timing of our income and the amount and timing of the amortization and depreciation deductions and other tax benefits attributable to the tax basis adjustments. In addition, while we do not believe that our organizational structure following the completion of the reorganization transactions will give rise to any significant benefit or detriment to our business or operations, we are unable to predict the extent to which, if at all, our obligations under the tax receivables agreement and the benefits conferred thereunder to holders of our Class B common stock and Units will impact the trading market and price of our Class A common stock.

We may not be able to realize all or a portion of the tax benefits that are expected to result from future exchanges of Units by holders.

Under the tax receivable agreement, we are entitled to retain 15% of the U.S. federal and state income tax savings we realize as a result of increases in tax basis created by any future exchanges of Units held by our equity holders that are parties to the tax receivable agreement for shares of our Class A common stock or cash from the Operating LLC for the tax years following an exchange covered by the tax receivable agreement, and all of the U.S. federal and state income tax savings we realize from such exchanges for tax periods ending after those covered by the tax receivable agreement, and as a result of certain other tax benefits attributable to our payment obligations under the tax receivable agreement. Our ability to realize, and benefit from, these tax savings depends on a number of assumptions, including that we will earn sufficient taxable income each year during the period over which the deductions arising from any such basis increases and payments are available and that there are no adverse changes in applicable law or regulations. If our actual taxable income were insufficient or there were adverse changes in applicable law or regulations, we may be unable to realize all or a portion of these expected benefits and our cash flows and shareholders’ equity could be negatively affected.

If we elect to have the Operating LLC make cash payments for future exchanges of Units or Grant Units, in lieu of issuing shares of Class A common stock, such payments may reduce the amount of overall cash flow that would otherwise be available to us.

Each outstanding Unit or vested Grant Unit, together with one share of our Class B common stock, are exchangeable for, at the issuer’s option, either one share of Class A common stock or a cash payment from the Operating LLC, as described under “Our Corporate Structure—The Operating LLC Restated Operating Agreement.” If the issuer elects to have the Operating LLC make cash payments in respect of exchanges of Units or Grant Units in lieu of issuing shares of Class A common stock, such payments may require the payment of significant amounts of cash and may reduce the amount of overall cash flow that would otherwise be available for distribution to us from the Operating LLC, and our ability to successfully execute our growth strategy may be negatively affected.

We are a “controlled company” within the meaning of NYSE rules, and as a result, we qualify for, and will rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

FNFV controls a majority of the voting power of our outstanding common stock and, upon completion of this offering, will continue to hold a controlling interest in us as a result of its ownership of Class B common stock. As a result, we qualify as a “controlled company” within the meaning of the corporate governance rules of the NYSE. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that (i) a majority of the board of directors consist of independent directors and (ii) that the board of directors have compensation and nominating and corporate governance committees composed entirely of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, immediately following this offering we will not have a majority of independent directors on our board of directors, nor will the compensation committee of our board of directors be composed entirely of independent directors. We do not plan to have a nominating and corporate governance committee at this time. Accordingly, although we may transition to a board with a majority of independent directors prior to the time we cease to be a “controlled company,” for such period of time you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements set by the NYSE. In the event that we cease to be a “controlled company” and our shares continue to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Securities and Exchange Commission (“SEC”) and the NYSE with respect to our audit committee within the applicable time frame following the completion of this offering.

We are controlled by FNFV, whose interests may differ from those of our public shareholders.

We are controlled by FNFV, and after this offering will continue to be controlled by FNFV. After the completion of this offering, FNFV will beneficially own in the aggregate approximately     % of the combined voting power of our common stock (or approximately     % if the underwriters exercise their option to purchase additional shares in full). As a result of this ownership, FNFV will have effective control over the outcome of votes on all matters requiring approval by our shareholders, including the election of directors, the adoption of amendments to our charter and bylaws and other significant corporate transactions, including a sale of control of our Company or such other corporate transactions that may affect our obligations under the tax receivable agreement. FNFV can also take actions that have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares, which could prevent shareholders from receiving a premium for their shares. These actions may be taken even if other shareholders oppose them.

In addition, persons associated with FNFV currently serve on our board of directors. Following this offering, the interests of FNFV may not always coincide with the interests of our other shareholders, and the concentration of control in FNFV will limit other shareholders’ ability to influence corporate matters. The concentration of ownership and voting power of FNFV may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without their support. Therefore, the concentration of voting power controlled by FNFV may have an adverse effect on the price of our Class A common stock. We may also take actions that our other shareholders do not view as beneficial.

Further, FNFV may have an interest in pursuing acquisitions, divestitures, financing or other transactions, including, but not limited to, the issuance of additional debt or equity and the declaration and payment of dividends, that, in its judgment, could enhance their equity investments, even though such transactions may involve risk to us or to our creditors. Additionally, FNFV may make investments in businesses that directly or indirectly compete with us, or may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Our charter and bylaws, the Restated Operating Agreement and provisions of Tennessee law may discourage or prevent strategic transactions, including a takeover of our Company, even if such a transaction would be beneficial to our shareholders.

Provisions contained in our charter and bylaws, the Restated Operating Agreement and provisions of the Tennessee Business Corporation Act could delay or prevent a third party from entering into a strategic transaction with us, as applicable, even if such a transaction would benefit our shareholders. For example, our charter and bylaws:

•	divide our board of directors into three classes with staggered three-year terms, which may delay or prevent a change of our management or a change in control,

•

authorize the issuance of “blank check” preferred stock that could be issued by us upon approval of our board of directors to increase the number of outstanding shares of capital stock, making a takeover more difficult and expensive,

•	do not permit cumulative voting in the election of directors, which could otherwise make it easier for a smaller minority of shareholders to elect director candidates,

•

do not permit shareholders to take action upon less than unanimous written consent other than during the period following this offering in which we qualify as a “controlled company” within the meaning of NYSE rules,

•	provide that special meetings of the shareholders may be called only by or at the direction of the board of directors, the chairman of our board of directors or the chief executive officer,

•	require advance notice to be given by shareholders for any shareholder proposals or director nominees,

•	require a super-majority vote of the shareholders to amend certain provisions of our charter, and

•

allow our board of directors to make, amend or repeal our bylaws but only allow shareholders to amend or repeal our bylaws upon the approval of 66 2/3% or more of the voting power of all of the outstanding shares of our capital stock entitled to vote.

In addition, we are subject to certain provisions of Tennessee law that limit, in some cases, our ability to engage in certain business combinations with significant shareholders. See “Description of Capital Stock.”

These restrictions and provisions could keep us from pursuing relationships with strategic partners and from raising additional capital, which could impede our ability to expand our business and strengthen our competitive position. These restrictions could also limit shareholder value by impeding a sale of us or the Operating LLC.

Risks Related to Ownership of Our Class A Common Stock

There is no existing market for our Class A common stock, and we do not know if one will develop. Even if a market does develop, the stock prices in the market may not exceed the offering price.

Prior to this offering, there has not been a public market for our Class A common stock or any of our equity interests. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on the NYSE, or how liquid that market may become. An active public market for our Class A common stock may not develop or be sustained after this offering. If an active trading market does not develop or is not sustained, you may have difficulty selling any shares of our Class A common stock that you buy.

The initial public offering price for our Class A common stock will be determined by negotiations among us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price you pay in this offering.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

•	the timing of new restaurant openings and related expenses;

•	restaurant operating expenses for our newly-opened restaurants, which are often materially greater during the first several quarters of operation than thereafter;

•	labor availability and costs for hourly and management personnel;

•	profitability of our restaurants, especially in new markets;

•	changes in interest rates;

•	increases and decreases in same store sales;

•	impairment of long-lived assets and any loss on restaurant closures;

•	macroeconomic conditions, both nationally and locally;

•	negative publicity relating to the consumption of beef, seafood or other products we serve;

•	changes in consumer preferences and competitive conditions;

•	expansion to new markets;

•	increases in infrastructure costs; and

•	fluctuations in commodity prices.

Seasonal factors and the timing of holidays also cause our revenue to fluctuate from quarter to quarter. Net sales and operating income typically reach their highest levels during the fourth quarter of the fiscal year due to holiday business and the first quarter of the fiscal year due in part to the redemption of gift cards sold during the holiday season. As a result of these factors, our quarterly and annual operating results and same store sales may fluctuate significantly. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year, and same store sales for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our Class A common stock would likely decrease.

The market price of our Class A common stock may be volatile and you may lose all or part of your investment.

The market price of our Class A common stock could fluctuate significantly, and you may not be able to resell your shares at or above the offering price. Those fluctuations could be based on various factors in addition to those otherwise described in this prospectus, including those described under “—Risks Related to Our Business” and the following:

•	our operating performance and the performance of our competitors or restaurant companies in general and fluctuations in our operating results;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•

the failure of security analysts to cover our Class A common stock after this offering or changes in earnings estimates or recommendations by research analysts who follow us or other companies in our industry;

•	global, national or local economic, legal and regulatory factors unrelated to our performance;

•	announcements by us or our competitors of new locations or menu items, capacity changes, strategic investments or acquisitions;

•	actual or anticipated variations in our or our competitors’ operating results, and our and our competitors’ growth rates;

•	failure by us or our competitors to meet analysts’ projections or guidance that we or our competitors may give the market;

•	changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the arrival or departure of key personnel;

•	the number of shares to be publicly traded after this offering;

•	future sales or issuances of our Class A common stock, including sales or issuances by us, our officers or directors and our significant shareholders, including FNFV and Newport; and

•	other developments affecting us, our industry or our competitors.

In addition, in recent years the stock market has experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. These broad market and restaurant industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes, may cause declines in the market price of our Class A common stock. If the market price of our Class A common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

The market price of our Class A common stock could decline due to the large number of shares of Class A common stock eligible for future sale upon the exchange of Units and Grant Units.

The market price of our Class A common stock could decline as a result of issuances of a large number of shares of our Class A common stock eligible for future sale upon the exchange of Units and Grant Units (together with an equal number of shares of our Class B common stock), or the perception that such issuances could occur. These issuances, or the possibility that these issuances may occur, may also make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate.

After completion of this offering, approximately                 Units and                 Grant Units of the Operating LLC will be outstanding. Each Unit, together with one share of our Class B common stock, will be exchangeable for, at the issuer’s option, either one share of Class A common stock or a cash payment, as described under “Our Corporate Structure—The Operating LLC Restated Operating Agreement.” In addition, vested Grant Units may be converted into the right to receive a number of Units based on the value of the Operating LLC above a specified hurdle amount in respect of such Grant Units and immediately exchanged for, at the issuer’s option, either Class A common stock or a cash payment. We will enter into a registration rights agreement with certain of our equity holders pursuant to which we will grant them registration rights with respect to their shares of Class A common stock delivered in exchange for their Units (including Grant Units). See “Our Corporate Structure—Registration Rights Agreement.”

Future sales of our Class A common stock, or the perception that such sales may occur, could depress our Class A common stock price.

We, our officers, directors and holders of substantially all of our outstanding common stock have agreed, subject to specified exceptions, not to directly or indirectly:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our Class A common stock or any securities convertible into or exchangeable or exercisable for our Class A common stock (including any Units or Grant Units or Class B common stock), whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition;

•

exercise any request for the registration of any of the shares subject to the lock-up, or file or cause to be filed any registration statement in connection therewith under the Securities Act of 1933, as amended (the “Securities Act”);

•

enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares subject to the lock-up, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise; or

•	publicly disclose the intention to effect any of the foregoing.

This restriction terminates after the close of trading of our Class A common stock on and including the 180th day after the date of this prospectus. All of our outstanding shares will be freely tradable after the expiration date of the lock-up agreements, except for any shares held or acquired by persons who may be deemed to be our affiliates. Shares of our Class A common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act (“Rule 144”), as amended. Stephens Inc., on behalf of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to the lock-up. See “Underwriting.”

In addition, our charter authorizes us to issue up to                 shares of Class A common stock, of which                 shares will be outstanding immediately following completion of this offering, assuming the underwriters’ option to purchase additional shares of our Class A common stock is not exercised. Additional shares of Class A common stock may be issued in the future upon the exchange of Units and the conversion and exchange of vested Grant Units that will be issued to members of our management team in connection with this offering. We also intend to adopt an equity incentive plan pursuant to which stock options to purchase shares of Class A common stock and other stock-based awards are anticipated to be issued in the future from time to time to our officers, directors, employees and consultants. Upon adoption of this equity incentive plan, we intend to file a registration statement registering under the Securities Act the shares of Class A common stock that are reserved for issuance under our equity incentive plan.

See “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

In the future, we may also issue Class A common stock or other securities if we need to raise additional capital. The number of new shares of our Class A common stock issued in connection with raising additional capital could constitute a material portion of the then outstanding shares of our Class A common stock.

If you purchase shares of our Class A common stock sold in this offering, you will incur immediate and substantial dilution and may incur additional dilution in the future.

If you purchase shares of our Class A common stock in this offering, you will incur immediate and substantial dilution in the amount of $             per share because the initial public offering price of $            , which represents the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding Class A common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares.

The Grant Units issued under the Profits Interest Incentive Plan at the time of this offering will be assigned a hurdle rate equal to the value of the Operating LLC based on the initial public offering price, and none of those Grant Units will be vested at the time of this offering. In addition, we expect to offer stock options, restricted stock and other forms of stock-based compensation to our directors, officers and employees in the future from time to time. The Operating LLC may also grant additional Grant Units from time to time. If we issue options in the future that are exercised for shares of Class A common stock, if any shares of restricted Class A common stock that we may issue in the future vest, or if any Grant Units vest and are exchanged for Class A common stock, and any of those shares are sold into the public market, the market price of our Class A common stock may decline. In addition, the availability of additional Grant Units for award by the Operating LLC under the Profits Interest Incentive Plan or the availability of shares of Class A common stock for award in the form of stock options, restricted stock or other forms of stock-based compensation under any equity incentive plan adopted by us, may adversely affect the market price of our Class A common stock. See “Dilution.”

If we elect to issue shares of Class A common stock upon exchange or conversion of Units or Grant Units, in lieu of making a cash payment, such issuance of Class A common stock may dilute your ownership of Class A common stock.

Each outstanding Unit, together with one share of our Class B common stock, are exchangeable for, at the issuer’s option, either one share of Class A common stock or a cash payment, as described under “Our Corporate Structure—The Operating LLC Restated Operating Agreement.” In addition, vested Grant Units may be converted, at the election of a Grant Unit holder, into the right to receive a number of Units based upon the value of the Operating LLC above a specific hurdle amount in respect of such Grant Units, which will then be immediately exchanged for, at the issuer’s option, either shares of our Class A common stock or a cash payment, as described under “Our Corporate Structure—The Operating LLC Restated Operating Agreement.” If the issuer elects to issue Class A common stock in respect of these exchanges, your ownership of Class A common stock will be diluted.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our Class A common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our stock prices and trading volume to decline.

We do not intend to pay dividends for the foreseeable future.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any future determination to declare and pay cash dividends will be at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and such other factors as our board of directors deems relevant. In addition, our current credit facility restricts our ability to pay dividends. Our ability to pay dividends may also be limited by covenants of any future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it. See “Dividend Policy.”

We will incur increased costs as a result of being a public company.

As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company, particularly after we are no longer an emerging growth company as defined under the JOBS Act, or after we are no longer a controlled company as defined under the NYSE listing standards. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act and the JOBS Act, have created uncertainty for public companies and increased costs and time that boards of directors and management must devote to complying with these rules and regulations. The Sarbanes-Oxley Act and related rules of the SEC and the NYSE regulate corporate governance practices of public companies. We expect compliance with these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from revenue generating activities. For example, we will be required to adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements. We currently estimate that the additional costs we will incur as a result of being public company will be in the range of $750,000 to $1,000,000 annually.

Our reported financial results may be adversely affected by changes in accounting principles applicable to us.

Generally accepted accounting principles in the U.S. are subject to interpretation by the Financial Accounting Standards Board (“FASB”), the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. In addition, the SEC has announced a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by U.S. issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

We are an emerging growth company and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our Class A common stock may be less attractive to investors.

We are an emerging growth company, as defined under the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies, but not to emerging growth companies, including, but not limited to, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements. We have elected to adopt these reduced disclosure requirements. We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of our fiscal year following the fifth anniversary of the completion of this offering, (2) the last day our first fiscal year in which we have total annual gross revenue of at least $1.0 billion, (3) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period, and (4) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We cannot predict if investors will find our Class A common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our Class A common stock less attractive as a result of our choices, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

If we are unable to implement and maintain the effectiveness of our internal control over financial reporting, our independent registered public accounting firm may not be able to provide an unqualified report on our internal controls, which could adversely affect our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the SEC and the PCAOB, starting with the second annual report that we file with the SEC after the consummation of this offering, our management will be required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an emerging growth company under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above, our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial reporting under Section 404. We may encounter problems or delays in completing the implementation of any changes necessary to our internal control over financial reporting to conclude such controls are effective. If we conclude and, once we no longer qualify as an emerging growth company under the JOBS Act, our independent registered public accounting firm concludes, that our internal control over financial reporting is not effective, investor confidence and our stock price could decline.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of NYSE rules, and result in a breach of the covenants under our financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the price of our Class A common stock.

Certain of our executive officers will have personal interests in this offering.

Certain of our executive officers will receive special bonus payments, equity awards, or both, in connection with this offering, as discussed in greater detail under “Our Corporate Structure—The Operating LLC Profits Interest Incentive Plan,” and “Executive Compensation—Narrative Disclosure to Summary Compensation Table—Special Recognition Bonus.” Specifically, certain of our senior executives and other employees will receive special recognition bonuses in consideration for their special contributions to us in connection with this offering. In addition, in connection with the completion of this offering, the Operating LLC will award Grant Units under its Profits Interest Incentive Plan with a hurdle rate based on the initial public offering price, none of which will be vested at the time of this offering.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our charter and bylaws that will be in effect immediately prior to the completion of this offering provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Tennessee law. In addition, we have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. Upon the consummation of this offering, we will enter into indemnification agreements with our director nominees and amended indemnification agreements with each of our directors and officers. Under the terms of such indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the State of Tennessee, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of the issuer or any of its subsidiaries or was serving at the issuer’s request in an official capacity for another entity. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance within 30 days of such request all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Future offerings of debt securities, which would rank senior to our Class A common stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Class A common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our Class A common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Class A common stock. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our Class A common stock, or both, and may result in future limitations under the tax code that could reduce the rate at which we utilize any net operating loss carryforwards to reduce our taxable income. Preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our Class A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our Class A common stock in this offering bear the risk of our future offerings reducing the market price of our Class A common stock and diluting their ownership interest in our Company.

We have broad discretion to use the proceeds from this offering and our investment of those proceeds may not yield favorable returns.

We intend to use approximately $13,750,000 of the net proceeds from this offering to repay the entire amount outstanding under our term loan with Pinnacle Bank and approximately $23,400,000 to repay the entire amount of our outstanding borrowing under our intercompany loan in favor of FNF. Our management has broad discretion to spend the remainder of the net proceeds from this offering and you may not agree with the way the net proceeds are spent. The failure of our management to apply these funds effectively could result in unfavorable returns. This could adversely affect our business, causing the price of our Class A common stock to decline.

FORWARD-LOOKING STATEMENTS

We caution that certain information contained in this prospectus is forward-looking information that involves risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements contained herein. All statements other than statements of historical fact included in this prospectus, including our unaudited pro forma financial data, are forward-looking statements. Forward-looking statements discuss our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “would,” “can,” “should,” “likely,” “anticipate,” “potential,” “estimate,” “pro forma,” “continue,” “expect,” “project,” “intend,” “seek,” “plan,” “believe,” “target,” “outlook,” “forecast,” the negatives thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. Forward-looking statements appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including among other things, the following risks and uncertainties:

•	the impact of, and our ability to adjust to, general economic conditions and changes in consumer preferences;

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our ability to open new restaurants and operate them profitably, including our ability to locate and secure appropriate sites for restaurant locations, obtain favorable lease terms, attract customers to our restaurants or hire and retain personnel;

•	our ability to successfully develop and improve our Stoney River concept;

•	our ability to obtain financing on favorable terms, or at all;

•	the strain on our infrastructure caused by the implementation of our growth strategy;

•	the significant competition we face for customers, real estate and employees;

•	the impact of economic downturns or other disruptions in markets in which we have revenue or geographic concentrations within our restaurant base;

•	our ability to increase sales at existing J. Alexander’s and Stoney River restaurants and improve our margins at existing Stoney River restaurants;

•	the impact of increases in the price of, and/or reductions in the availability of, commodities, particularly beef;

•	the impact of negative publicity or damage to our reputation, which could arise from concerns regarding food safety and food-borne illnesses or other matters;

•	the impact of proposed and future government regulation and changes in healthcare, labor and other laws;

•	our expectations regarding litigation or other legal proceedings;

•	our inability to cancel and/or renew leases and the availability of credit to our landlords and other retail center tenants;

•	operating and financial restrictions imposed by our credit facility, our level of indebtedness and any future indebtedness;

•	the impact of the loss of key executives and management-level employees;

•	our ability to enforce our intellectual property rights;

•	the impact of information technology system failures or breaches of our network security;

•	the impact of any future impairment of our long-lived assets, including goodwill;

•	the impact of any future acquisitions, joint ventures or other initiatives;

•	the impact of shortages, interruptions and price fluctuations on our ability to obtain ingredients from our limited number of suppliers;

•	our expectations regarding the seasonality of our business;

•	the impact of hurricanes and other weather-related disturbances; and

•	the other matters described under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.”

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus. All forward-looking statements are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

OUR CORPORATE STRUCTURE

Fidelity National Financial, Inc. Acquisition of Stoney River

Prior to April 2012, Stoney River Legendary Steaks was a steakhouse concept owned and operated by O’Charley’s, Inc., a multi-concept restaurant company that, as of December 25, 2011, operated and franchised over 340 restaurants under three concepts: O’Charley’s, Ninety Nine Restaurant, and Stoney River Legendary Steaks.

In April 2012, FNF acquired O’Charley’s, Inc., which at that time was a publicly-traded company with shares of common stock listed for trading on the NASDAQ Global Select Market. O’Charley’s, Inc. became a wholly owned subsidiary of FNFV. Upon completion of the foregoing transactions, the outstanding shares of common stock of O’Charley’s were delisted, and O’Charley’s, Inc. was subsequently converted into O’Charley’s, LLC. In May 2012, FNFV transferred its ownership in O’Charley’s, LLC to FNH, a joint venture controlled by FNFV and Newport.

Fidelity National Financial, Inc. Acquisition of J. Alexander’s Corporation

In September 2012, FNF acquired JAC, which is the predecessor to J. Alexander’s, LLC and at that time was a publicly-traded company with shares of common stock listed for trading on the NASDAQ Global Market. JAC became a wholly owned subsidiary of FNFV. The outstanding shares of common stock of JAC were delisted upon consummation of the acquisition, and JAC was subsequently converted to J. Alexander’s, LLC.

Structure Prior to the Reorganization Transactions

In February 2013, J. Alexander’s Holdings, LLC was formed as a Delaware limited liability company by FNFV. On February 25, 2013, FNFV contributed 100% of the membership interests of J. Alexander’s, LLC to the Operating LLC in exchange for a 72.1% membership interest in the Operating LLC and FNH contributed 100% of the membership interests of Stoney River Management Company, LLC and its subsidiaries and related assets (the “Stoney River Assets”) to the Operating LLC in exchange for a 27.9% membership interest in the Operating LLC. The Operating LLC then contributed the Stoney River Assets to J. Alexander’s, LLC. Additionally, in February 2013, the Operating LLC assumed from FNFV a promissory note payable to FNF in the principal amount of $20,000,000 (the “FNF Note”). The FNF Note accrues interest at 12.5%, and the interest and principal are due and payable in full on January 31, 2016.

Distribution of Interests in the Operating LLC

On August 18, 2014, FNH distributed its 27.9% interest in the Operating LLC to FNFV, Newport and certain individual equity holders in FNH. As a result of this distribution, FNH no longer holds an ownership interest in the Operating LLC.

Indebtedness

On September 3, 2013, we entered into a loan agreement with Pinnacle Bank for a credit facility that includes a three-year $1,000,000 revolving line of credit and a seven-year $15,000,000 term loan. The term loan presently bears interest at LIBOR plus 250 basis points, with a minimum interest rate of 3.25% per annum and a maximum interest rate of 6.25% per annum. The term loan will mature on October 3, 2020. The revolving line of credit note bears interest at LIBOR plus 250 basis points, with a minimum interest rate of 3.25% per annum. The revolving line of credit note will mature on September 3, 2016. We used proceeds from the credit facility to retire our previously outstanding mortgage debt. The indebtedness outstanding under the credit facility with Pinnacle Bank is secured by liens on certain personal property of the Operating LLC and its subsidiaries, subsidiary guarantees, and a mortgage lien on certain real property.

As of June 29, 2014, there was approximately $23,400,000 outstanding under the FNF Note, which includes accrued interest of approximately $3,400,000, and approximately $13,750,000 outstanding under the loan agreement with Pinnacle Bank. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information.

The following diagram illustrates our corporate structure prior to the reorganization transactions.

The Reorganization Transactions

The Reorganization Transactions

In anticipation of this offering, beginning in August 2014 we commenced an internal restructuring that, following the completion of this offering, will result in the organizational and ownership structure described below. We refer herein to these transactions as the “reorganization transactions.”

Immediately prior to the completion of the offering, the Operating LLC will amend and restate its operating agreement in the form of the Restated Operating Agreement which will, among other things, provide for holders of Units in the Operating LLC following the completion of this offering to exchange their Units (and corresponding shares of our Class B common stock) for, at the issuer’s option, either shares of our Class A common stock or a cash payment. In addition, vested Grant Units may be converted into the right to receive a number of Units based on the value of the Operating LLC above a specified hurdle amount in respect of such Grant Units, which Units are then exchanged for Class A common stock or a cash payment. The Restated Operating Agreement will also provide that following the completion of the reorganization transactions and this offering, the issuer will become the sole managing member of the Operating LLC and will control all of the business and affairs of the Operating LLC and its subsidiaries. The remaining holders of Units and Grant Units will not be entitled to participate in the management of the Operating LLC. The material terms of the Restated Operating Agreement are described in further detail below.

Formation of J. Alexander’s Holdings, Inc.

The issuer was incorporated in the State of Tennessee on August 15, 2014 for the purpose of this offering, and prior to this offering has engaged to date only in activities in contemplation of this offering. Upon its formation, and prior to the amendment and restatement of its charter to authorize Class A common stock and Class B common stock, 1,000 shares of common stock were issued to FNFV in exchange for a nominal cash purchase price equal to the par value of such shares. Until immediately prior to the completion of this offering, FNFV will be the sole shareholder of the issuer.

Immediately prior to the completion of this offering, the issuer will amend and restate its charter to, among other things, authorize two classes of common stock, Class A common stock and Class B common stock (collectively referred to herein as our “common stock”), each of which will provide holders with one vote on all matters submitted to a vote of shareholders and will generally vote together as a single class on all matters submitted to shareholders. The holders of Class B common stock will not have any of the economic rights (including rights to dividends and distributions upon liquidation) provided to holders of Class A common stock. For a further description of the terms of our common stock, see “Description of Capital Stock.”

Our Class A common stock will be issued to investors in this offering. Our Class B common stock will be held by FNFV, Newport and other holders of Units on a one-for-one basis.

Upon completion of this offering, the issuer will contribute the proceeds of this offering to the Operating LLC in exchange for membership interests in the Operating LLC in the form of Units and will become the sole managing member of the Operating LLC.

The diagram below shows our organizational structure immediately following the completion of this offering and the reorganization transactions described herein.

Holding Company Structure

The issuer is a newly formed holding company and, following the completion of this offering, its sole asset will be     % of the aggregate membership interests (or approximately     % if the underwriters exercise their overallotment option in full) in the Operating LLC, pursuant to which the issuer will be the sole managing member of the Operating LLC. The issuer’s only business following this offering will be to act as the sole managing member of the Operating LLC and, as such, it will operate and control all of the business and affairs of the Operating LLC and its subsidiaries following this offering through its executive officers, subject to the direction of the issuer’s board of directors.

Immediately following this offering, the holders of our Class A common stock will collectively own 100% of the economic interests in the issuer and approximately     % of the voting power (or approximately     % if the underwriters exercise their overallotment option in full) of the issuer and will indirectly own     % of the economic interests of the Operating LLC, our principal operating subsidiary. Immediately following this offering, the holders of our Class B common stock, which include FNFV, will collectively own approximately     % of the voting power (or approximately     %, if the underwriters exercise their overallotment option in full) of the issuer and     % of the economic interests of the Operating LLC.

Our post-offering organizational structure will allow our existing owners to retain their existing equity ownership in J. Alexander’s Holdings, LLC, an entity that will be treated as a partnership for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in J. Alexander’s Holdings, Inc., an entity that will be treated as a domestic corporation for U.S. federal income tax purposes. Our existing owners and, following this offering, J. Alexander’s Holdings, Inc., will incur U.S. federal and state taxes on their proportionate share of any taxable income of J. Alexander’s Holdings, LLC. Consequently, following this offering, holders of our Class A common stock will hold an equity interest in an entity that will be subject to entity-level taxation, while holders of Units will hold an equity interest in an entity that will not itself be subject to U.S. federal income taxation. Further, as shares of our Class B common stock associated with the Units hold no economic interest in J. Alexander’s Holdings, Inc., the effect of the entity-level taxation of J. Alexander’s Holdings, Inc. will have no economic impact on the holders of Units (and the associated shares of Class B common stock). Notwithstanding the foregoing, we do not believe that our organizational structure gives rise to any significant benefit or detriment to our business or operations. For additional discussion, see both “—Tax Consequences” and “—Tax Receivable Agreement” below, and “Risk Factors—Risks Related to Our Structure—We will be a holding company and our only material asset after completion of the reorganization transactions and this offering will be our interest in the Operating LLC and, accordingly, we are dependent upon distributions from the Operating LLC to pay taxes and other expenses.”

The financial results of the Operating LLC and its consolidated subsidiaries will be consolidated in our financial statements, and the effect of membership interests in the Operating LLC not owned by us will be presented as non-controlling interests.

The Operating LLC Restated Operating Agreement

Following the reorganization transactions and this offering, we will operate our business through the Operating LLC and the Operating Subsidiaries. The operations of the Operating LLC and the rights and obligations of its members will be governed by the Restated Operating Agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. The following is a description of the material terms of the Restated Operating Agreement.

Governance

J. Alexander’s Holdings, Inc. will serve as sole managing member and will control the business and affairs of the Operating LLC. No other members of the Operating LLC, in their capacity as such, will have any authority or right to control the management of the Operating LLC or to bind it in connection with any matter. J. Alexander’s Holdings, Inc. will exercise control of the business of the Operating LLC through its executive officers, who will manage the day-to-day activities of J. Alexander’s Holdings, Inc. and the Operating LLC and its subsidiaries, subject to the direction of the board of directors of J. Alexander’s Holdings, Inc. The executive officers of J. Alexander’s Holdings, Inc. will also be officers of the Operating LLC and its subsidiaries and will be authorized to act on behalf of each such entity, subject to ultimate direction of the board of directors of J. Alexander’s Holdings, Inc.

Voting and Economic Rights of Members

The Operating LLC will have two series of outstanding equity: Class A Units (which are referred to in this prospectus as “Units”), and Grant Units (which are referred to in this prospectus as “Grant Units”). The Units will be held by FNFV, Newport, certain individuals and the issuer. The Units will entitle their holders to a pro rata share in the profits and losses of, and distributions from, the Operating LLC. Grant Units will entitle their holders to a pro rata share in the profits and losses of, and distributions from, the Operating LLC, but only following such time as a specified dollar hurdle amount has been previously distributed to holders of Units. Holders of Units, other than the issuer, and holders of Grant Units will have no voting rights, except in respect of amendments to the Restated Operating Agreement that adversely affect such holder, the dissolution of the Operating LLC, and other matters adversely affecting such holders.

Net profits and losses of the Operating LLC generally will be allocated, and distributions made, to its members pro rata in accordance with the number of Units owned by each member. Accordingly, net profits and net losses of the Operating LLC will initially be allocated, and distributions will be made, approximately     % to us and approximately     % to the other holders of Units (or     % and     %, respectively, if the underwriters exercise their over-allotment option in full). Holders of Grant Units will participate in allocations and distributions by the Operating LLC in accordance with the Restated Operating Agreement.

Subject to the availability of net cash flow at the Operating LLC level and to applicable legal and contractual restrictions, we intend to cause the Operating LLC to distribute to us, and to the other holders of Units, cash payments for the purposes of funding tax obligations in respect of any net taxable income that is allocated to us and the other holders of Units as members of the Operating LLC, to fund dividends, if any, declared by us and to make any payments due under the tax receivable agreement, as described below. See “Dividend Policy” and “Risk Factors—Risks Related to Our Structure.” If the Operating LLC makes distributions to its members in any given year, the determination to pay the proceeds of such distributions received by the issuer, if any, to holders of our Class A common stock will be made by our board of directors. We do not, however, expect to declare or pay any cash or other dividends in the foreseeable future on our Class A common stock, as we intend to reinvest any cash flow generated by operations in our business. Holders of our Class B common stock will not be entitled to any dividend payments. We may enter into credit agreements or other borrowing arrangements in the future that prohibit or restrict our ability to declare or pay dividends on our Class A common stock.

Exchange of Units

Pursuant to and subject to the terms of the Restated Operating Agreement, holders of Units (other than the issuer), at any time and from time to time, may exchange one or more Units, together with an equal number of shares of our Class B common stock, for, at the issuer’s option, either shares of our Class A common stock on a one-for-one basis, subject to customary exchange rate adjustments for stock splits, stock dividends and reclassifications, or a cash payment.

The determination to issue shares of Class A common stock or to pay cash in exchange for Units and corresponding shares of Class B common stock, and other related issuer determinations discussed below, will be made by the audit committee of our board of directors, pursuant to its responsibility and authority to review and approve any potential conflict of interest transaction involving our directors, executive officers, significant shareholders, and their related persons and affiliates.

Holders will not have the right to exchange Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements to which we may be subject. We may impose additional restrictions on exchange that we determine necessary or advisable so that the Operating LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. If the IRS were to contend successfully that the Operating LLC should be treated as a “publicly traded partnership” for U.S. federal income tax purposes, the Operating LLC would be treated as a corporation for U.S. federal income tax purposes and thus would be subject to entity-level tax on its taxable income.

In connection with each exchange for a cash payment, the exchanged Units and shares of Class B common stock will automatically be deemed cancelled concurrently with such payment. The Restated Operating Agreement also provides that, at the election of a Grant Unit holder, vested Grant Units may be converted into the right to receive a number of Units based on the value of the Operating LLC above a specified hurdle amount in respect of such Grant Units, which will then be immediately exchanged for, at the issuer’s option, either shares of our Class A common stock on a one-for-one basis, subject to customary exchange rate adjustments for stock splits, stock dividends and reclassifications, and according to the terms of the Restated Operating Agreement, or a cash payment.

Thus, as holders exchange their Units and Class B common stock for Class A common stock, our economic interest in the Operating LLC will increase. We and the exchanging holder will each generally bear our own expenses in connection with an exchange.

In lieu of the issuance of shares of Class A common stock in such exchange, the Restated Operating Agreement provides that the issuer may elect to cause the Operating LLC to pay to the exchanging holder of Units or Grant Units an amount in cash per Unit equal to the then market value per share of our Class A common stock or the fair value of each Grant Unit, respectively. Upon the exchange of Units, any corresponding share of Class B common stock will be automatically cancelled.

We have reserved for issuance shares of our Class A common stock for potential issuance in respect of future exchanges of Units, including the aggregate number of Units and Grant Units anticipated to be outstanding after completion of the reorganization transactions and this offering.

Coordination of J. Alexander’s Holdings, Inc. and the Operating LLC

Whenever we issue one share of Class A common stock for cash (other than pursuant to exchanges of Units under the Restated Operating Agreement), the net proceeds of such issuance will be transferred promptly to the Operating LLC, and the Operating LLC will issue to us one additional Unit. If we issue other classes or series of equity securities, we will contribute to the Operating LLC the net proceeds we receive in connection with such issuance, and the Operating LLC will issue to us an equal number of equity securities with designations, preferences and other rights and terms that are substantially the same as our newly issued equity securities. Conversely, if we repurchase any shares of Class A common stock (or equity securities of other classes or series) for cash, the Operating LLC will, immediately prior to our repurchase, redeem an equal number of Units (or its equity securities of the corresponding classes or series), upon the same terms and for the same price, as the shares of our Class A common stock (or our equity securities of such other classes or series) that are repurchased. Units, Grant Units and shares of our common stock will be subject to equivalent stock splits, dividends and reclassifications.

We will not conduct any business other than the management and ownership of the Operating LLC and its subsidiaries, or own any other assets (other than on a temporary basis), although we may take such actions and own such assets as are necessary to comply with applicable law, including compliance with our responsibilities as a public company under the U.S. federal securities laws, and may incur indebtedness and may take other actions if we determine that doing so is in the best interest of the Operating LLC. To the extent the issuer incurs expenses in connection with its operations, including this offering, the Operating LLC will reimburse the issuer pursuant to a written agreement between the Operating LLC and the issuer.

Exculpation and Indemnification

The Restated Operating Agreement contains provisions limiting the liability of its managing member, members, officers and their respective affiliates to the Operating LLC or any of its members and contains broad indemnification provisions for the Operating LLC’s managing member, members, officers and their respective affiliates. Because the Operating LLC is a limited liability company, these provisions are not subject to the limitations on exculpation and indemnification contained in the Tennessee Business Corporation Act with respect to the indemnification that may be provided by a Tennessee corporation to its directors and officers. The amended and restated charter of the issuer will include similar exculpation provisions and indemnification obligations of the issuer for the benefit of the issuer’s directors and officers, and permissive indemnification obligations of the issuer for employees and other agents of the issuer. See “Item 14. Indemnification of Officers and Directors” in Part II of the registration statement of which this prospectus is a part.

Voting Rights of Class A Shareholders and Class B Shareholders

Each share of our Class A common stock and our Class B common stock will entitle its holder to one vote. Immediately after this offering, our Class B shareholders will collectively hold approximately     % of the total voting power of the outstanding common stock of the issuer, and, through an equal number of Units, an equivalent economic interest in the Operating LLC (or     % if the underwriters exercise their over-allotment option in full).

Tax Consequences

Holders of Units, including the issuer, generally will incur U.S. federal and state income taxes on their proportionate shares of any net taxable income of the Operating LLC. Net profits and net losses of the Operating LLC generally will be allocated to the holders in proportion to the Units they hold. The Restated Operating Agreement provides for cash distributions to the holders in an amount at least equal to the holders’ assumed tax liability attributable to the Operating LLC. Generally, distributions in respect of the holders’ assumed tax liability will be computed based on our estimate of the net taxable income of the Operating LLC allocable per outstanding Unit or Grant Unit multiplied by an assumed tax rate. In accordance with this Restated Operating Agreement, the Operating LLC intends to make distributions to the holders in respect of such assumed tax liability and to fund dividends, if any, declared by the issuer.

The Operating LLC intends to make an election under Section 754 of the Internal Revenue Code of 1986, as amended (the “Code”), which is effective for the 2014 tax year and for each taxable year in which there occurs an exchange of Units, together with an equal number of shares of Class B common stock, for shares of our Class A common stock or cash from the Operating LLC. We expect that, as a result of this election, the acquisition of Units, together with an equal number of shares of Class B common stock, in exchange for shares of our Class A common stock or cash from the Operating LLC will result in increases in the tax basis in our share of the tangible and intangible assets of the Operating LLC at the time of such acquisition or exchange, which will increase the tax depreciation and amortization deductions available to us and which could create other tax benefits. Any such increases in tax basis and tax depreciation and amortization deductions or other tax benefits could reduce the amount of tax that we would otherwise be required to pay in the future. We will be required to pay a portion of the cash savings in U.S. federal and state income tax we actually realize from such increase to certain holders of Units pursuant to the tax receivable agreement entered into with such holders. Furthermore, payments under the tax receivable agreement, as described below, are expected to give rise to additional tax benefits and therefore to additional payments under the tax receivable agreement itself. To the extent that we are unable to make payments under the tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid. See “—Tax Receivable Agreement” below.

Tax Receivable Agreement

This offering is not anticipated to result in an increase in the tax basis in our share of the tangible and intangible assets of the Operating LLC. However, subsequent exchanges of Units (together with an equal number of shares of our Class B common stock) for shares of our Class A common stock or, at our option, cash from the Operating LLC, are expected to increase the tax basis in our share of the Operating LLC’s tangible and intangible assets. These increases in tax basis are expected to increase our depreciation and amortization deductions and create other tax benefits and therefore may reduce the amount of tax that we would otherwise be required to pay in the future.

In connection with this offering, we will enter into a tax receivable agreement with certain existing holders of Units. The agreement will require us to pay to such holders, for a limited time, 85% of the cash savings, if any, in U.S. federal and state income tax we realize as a result of any future increases in tax basis described above and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to our payment obligations under the tax receivable agreement itself. Our obligation to make payments to the applicable transferor of the Units in an exchange covered by the tax receivable agreement will be with respect to the period beginning with the remainder of the tax year in which the applicable exchange occurs and continuing for each succeeding tax year beginning on or before the sixth anniversary of the date of such exchange. This will be the issuer’s obligation and not an obligation of the Operating LLC. We will benefit from the remaining 15% of any realized cash savings in U.S. federal and state income tax with respect to the tax periods following an exchange covered by the tax receivable agreement, and with all of the realized cash savings in U.S. federal and state income tax resulting from an exchange for tax periods ending after those covered by the tax receivable agreement. For purposes of the tax receivable agreement, cash savings in U.S. federal and state income tax will be computed by comparing our actual income tax liability with our hypothetical income tax liability had we not been able to utilize the tax benefits subject to the tax receivable agreement itself. The tax receivable agreement will become effective upon completion of this offering and will remain in effect until all payments due thereunder have been made for Units that have been exchanged, but may be terminated for Units that have not yet been exchanged as of the effective date of the termination by the holders of more than 50% of unexchanged Units that are subject to the agreement. The tax receivable agreement may be terminated with respect to unexchanged Units only with advance written notice to all the holders of unexchanged Units and the termination will be effective no earlier than the end of the fifth business day following the date such notice is delivered. Estimating the amount of payments to be made under the tax receivable agreement cannot be done reliably at this time because any increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending on a number of factors, including:

•

the timing of exchanges of Units (together with an equal number of shares of our Class B common stock) for shares of our Class A common stock or cash from the Operating LLC—for instance, the increase in any tax deductions will vary depending on the tax basis of the depreciable and amortizable assets of the Operating LLC at the time of the exchanges;

•

the price of our Class A common stock at the time of exchanges of Units (together with an equal number of shares of our Class B common stock) for shares of our Class A common stock or cash from the Operating LLC—the increase in our share of the basis in the assets of the Operating LLC, as well as the increase in any tax deductions, will be related to the price of our Class A common stock at the time of these exchanges;

•	the tax rates in effect at the time we use the increased amortization and depreciation deductions or realize other tax benefits; and

•

the amount, character and timing of our taxable income. We will be required to pay 85% of the cash savings in U.S. federal and state income tax as and if realized during the applicable tax periods. Except in certain circumstances, if we do not have taxable income in a given taxable year, we will not be required to make payments under the tax receivable agreement for that taxable year because no tax savings will have been realized.

The payments that we make under the tax receivable agreement could be substantial. Assuming no material changes in relevant tax law and based on our current operating plan and other assumptions, including our estimate of the tax basis in the assets of the Operating LLC as of June 29, 2014, if all of the Units were acquired by us in taxable transactions at the time of the closing of this offering for a price of $             per Unit, we estimate that the maximum amount that we would be required to pay under the tax receivable agreement could be approximately $            . The actual amount may differ materially from this hypothetical amount as potential future payments will vary depending on a number of factors, including those listed above.

Decisions made in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments we make under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the tax receivable agreement and increase the present value of such payments. In these situations, our obligations under the tax receivable agreement could have a negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

Payments are generally due under the tax receivable agreement within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at the prime rate (generally as published by the Wall Street Journal) plus a designated percentage as set forth in the tax receivable agreement from the due date (without extensions) of such tax return. To the extent the terms of our indebtedness prohibit us from satisfying our payment obligations under the tax receivable agreement, any deferred payments would accrue interest at the prime rate plus a designated percentage as set forth in the tax receivable agreement. Late payments generally accrue interest at the prime rate plus a designated percentage as set forth in the tax receivable agreement.

Were the IRS to successfully challenge the tax basis increases described above, we would be reimbursed for any payments previously made to holders under the tax receivable agreement, plus interest at the prime rate plus a designated percentage as set forth in the tax receivable agreement, accruing from the date of the payment previously made to the date of the reimbursement.

Registration Rights Agreement

Concurrent with the closing of this offering, J. Alexander’s Holdings, Inc. will enter into a registration rights agreement with the holders of the outstanding Units and Grant Units. This agreement will provide these holders (and their permitted transferees) with the right to require us, at our expense, to register shares of our Class A common stock that are issuable by J. Alexander’s Holdings, Inc. to them upon exchange of Units (and an equal number of shares of our Class B common stock). The agreement will also provide that we will pay certain expenses of these electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act. The following description summarizes such rights and circumstances.

Demand Rights

Subject to certain limitations, beginning 180 days following the effectiveness of this prospectus and at any time thereafter, FNFV and Newport (and their permitted transferees) will have the right, by delivering written notice to us, to require us to register the number of our shares of Class A common stock requested to be so registered in accordance with the registration rights agreement. Within five business days of receipt of notice of a demand registration, we will be required to give written notice to all other beneficial holders of registrable shares of Class A common stock (including holders of Units and corresponding shares of Class B common stock, and holders of vested Grant Units, that have the right to exchange them for shares of Class A common stock). Subject to certain limitations as described below, we will include in the registration all securities with respect to which we receive a written request for inclusion in the registration within 10 business days after we give our notice. Following the demand request, we are required to use our commercially reasonable efforts to have the applicable registration statement filed with the SEC within 60 days following the demand and are required to use our commercially reasonable efforts to cause the registration statement to be declared effective. Any demand registration must be reasonably expected by the demanding stockholder to result in aggregate gross cash proceeds to such demanding stockholder in excess of $30 million, and no more than three demand registrations can be made under the registration rights agreement, none of which may be made within six months following a prior demand.

Shelf Registration Rights on Form S-3

If we are eligible to file a shelf registration statement on Form S-3, holders of registrable securities with registration rights under the registration rights agreement can request that we register their shares for resale. Within five business days of receipt of notice of a Form S-3 registration request, we will be required to give written notice to all other beneficial holders of registrable shares of Class A common stock (including holders of Units and corresponding shares of Class B common stock, and holders of vested Grant Units, that have the right to exchange them for shares of Class A common stock). Subject to certain limitations as described below, we will include in the Form S-3 registration all securities with respect to which we receive a written request for inclusion in the registration within five business days after we give our notice. Following such request, we are required to use our commercially reasonable efforts to have the shelf registration statement declared effective. No Form S-3 registration request may be made within six months following a prior demand or request.

In addition, once a shelf registration statement has been declared effective by the SEC pursuant to the forgoing, thereafter, from time to time, any holder of registrable securities may, by notice to us, require us to register such holder’s registrable securities pursuant to the shelf registration statement.

Piggyback Rights

Any holder of registrable shares of Class A common stock under the registration rights agreement will be entitled to request to participate in, or “piggyback” on, registrations of certain securities for sale by us at any time after this offering. This piggyback right will apply to any registration following this offering other than a demand for shelf registration statement on Form S-3 described above or a registration on Forms S-4 or S-8.

Conditions and Limitations

The registration rights outlined above will be subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration statement and our right to delay, suspend or withdraw a registration statement under specified circumstances. For example, our board of directors may in its good faith judgment delay the filing or effectiveness of any registration statement (for periods not to exceed 90 days in any 12-month period). Additionally, in certain circumstances we may withdraw a registration upon request by the holder of registrable securities.

If requested by the managing underwriter or underwriters of an underwritten demand offering or a requested shelf registration on Form S-3, holders of securities with registration rights will not be able to make any sale of our equity securities (including sales under Rule 144) or give any demand notice during a period commencing on the date of the request and continuing for a period not to exceed 90 days or such shorter period as may be requested by the underwriters.

The Operating LLC Profits Interest Incentive Plan

In connection with this offering, the Operating LLC will adopt a Profits Interest Incentive Plan and will grant equity incentive awards to our management team and other key employees in the form of Grant Units. The Grant Units are profits interests in the Operating LLC. Each Grant Unit represents an equity interest in the Operating LLC that entitles the holder to a percentage of the profits and appreciation in the equity value of the Operating LLC arising after the date of grant.

Holders of Grant Units will participate in allocations and distributions by the Operating LLC following such time as a specified hurdle amount has been previously distributed to holders of Units. Each Grant Unit issued concurrently with the completion of this offering will be assigned a hurdle amount equal to the liquidation value of the equity of the Operating LLC based on the initial public offering price, and none of the Grant Units will be vested at the time of this offering. Grant Units will generally vest with respect to 50% of the Grant Units on the second anniversary of the date of grant and with respect to the remaining 50% on the third anniversary of the date of grant.

At the election of a Grant Unit holder, vested Grant Units may be converted into the right to receive a number of Units based on the liquidation value of the Operating LLC above the specified hurdle amount in respect of such Grant Units, which would then be immediately exchanged for, at the issuer’s option, either shares of our Class A common stock on a one-for-one basis, subject to customary exchange rate adjustments for stock splits, stock dividends and reclassifications and according to the terms of the Restated Operating Agreement, or a cash payment.

The Grant Units will be classified as equity awards, and compensation expense based on the grant date fair-value will be recognized over the applicable vesting period of the grant in our consolidated financial statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $             million, or approximately $             million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $             million (assuming no exercise of the underwriters’ over-allotment option).

We intend to contribute all of the net proceeds of this offering, based on an initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus) (or $             million if the underwriters exercise their over-allotment option in full), to acquire             Units (or             Units if the underwriters exercise their over-allotment option in full) from the Operating LLC, at a purchase price per Unit equal to the initial public offering price per share of Class A common stock in this offering. We intend that the Operating LLC use approximately $13,750,000 to repay the entire amount of the outstanding borrowings under the term loan portion of our current credit facility with Pinnacle Bank and approximately $23,400,000 to repay the entire amount of the outstanding borrowing under the FNF Note, with the remainder to be used for working capital and general corporate purposes.

The Pinnacle credit facility bears interest at LIBOR plus 250 basis points, with a minimum interest rate of 3.25% per annum and includes a $1,000,000 revolving line of credit that matures on September 3, 2016 and a $15,000,000 term loan that matures on October 3, 2020. As of June 29, 2014, $13,750,000 was outstanding under the term loan and no amounts were outstanding under the revolving line of credit.

The FNF Note bears interest at 12.5% per annum and matures on January 31, 2016. As of June 29, 2014, the FNF Note had a principal balance of $20,000,000 and $3,400,000 of accrued interest.

Any remaining net proceeds received by us and contributed to the Operating LLC will be used to continue to support our growth, primarily through opening new restaurants, and for working capital and general corporate purposes.

Pending use of the net proceeds from this offering as described above, the Operating LLC may invest the net proceeds in short-and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock will be limited by restrictions on the ability of our subsidiaries and us to pay dividends or make distributions under the terms of current and any future agreements governing our indebtedness. Any future determination to declare and pay cash dividends will be at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and such other factors as our board of directors deems relevant.

In addition, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings, cash flow and ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends. The ability of our subsidiaries to pay dividends is currently restricted by the terms of our credit facility and may be further restricted by any future indebtedness we or they incur.

If in the event dividends are declared, holders of shares of our Class A common stock could be eligible to receive dividends in respect of such shares, however, holders of shares of our Class B common stock would not be entitled to any dividend payments in respect of such shares.

Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to Ownership of Our Class A Common Stock—We do not intend to pay dividends for the foreseeable future.”

CAPITALIZATION

The following table sets forth the cash and cash equivalents, indebtedness and capitalization as of             , 2014:

•	on an actual basis; and

•

on a pro forma as adjusted basis for J. Alexander’s Holdings, Inc. to give effect to the transactions described under “Unaudited Pro Forma Consolidated Financial Information,” including the application of the proceeds from this offering as described in “Use of Proceeds.”

This table should be read in conjunction with “Our Corporate Structure,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto appearing elsewhere in this prospectus.

	As of June 29, 2014
Dollars in thousands	J. Alexander’s Holdings, LLC Actual(1)	J. Alexander’s Holdings, Inc. Pro Forma(2)
Cash and cash equivalents	$23,938	$

Debt:
FNF Note	$20,000	$
Pinnacle Bank Credit Facility	13,750
Capital Lease Obligations	31

Total debt(3)	33,781

Member’s/shareholders’ equity:
Member’s equity	94,975
Class A common stock, $0.001 par value per share, shares authorized, no shares outstanding actual and shares outstanding pro forma as adjusted	—
Class B common stock, $0.001 par value per share, shares authorized, no shares outstanding actual and shares outstanding pro forma as adjusted	—
Non-controlling interests

Total member’s/shareholders’ equity	94,975

Total capitalization	$128,756	$

(1)

As of June 29, 2014, J. Alexander’s Holdings, LLC directly or indirectly held all of our assets and liabilities, and J. Alexander’s Holdings, Inc., which was incorporated on August 15, 2014, did not exist. Accordingly, the actual capitalization as of June 29, 2014 presents that of J. Alexander’s Holdings, LLC.

(2)

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) our total stockholders’ equity and total capitalization by $             million (assuming no exercise of the underwriters’ over-allotment option), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	Total debt does not include accrued interest.

DILUTION

If you invest in shares of our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering per share price of our Class A common stock and the pro forma net tangible book value per share of Class A common stock after this offering. Dilution results from the fact that the per share offering price of the shares of Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to our existing equity holders. After giving pro forma effect to the reorganization transactions described under “Our Corporate Structure,” our pro forma net tangible book value as of                 , 2014 was $            , or $             per share of our Class A common stock and Class B common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets, less the amount of our total liabilities, divided by the aggregate number of shares of Class A common stock and Class B common stock outstanding. After giving pro forma effect to the reorganization transactions, the sale by us of the shares of Class A common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the receipt and application of the net proceeds and assuming all Units, together with an equal number of shares of our Class B common stock, are exchanged for an equal number of shares of Class A common stock, our pro forma net tangible book value as of             , 2014 would have been $            , or $             per share. This represents an immediate increase in pro forma net tangible book value to existing shareholders of $             per share and an immediate dilution to new investors of $ per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of Class A common stock sold in this offering and the pro forma net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of , 2014
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma net tangible book value per share after this offering

Dilution per share to new investors in this offering	$

If the underwriters exercise their option to purchase additional shares in full, pro forma net tangible book value, as adjusted to give effect to this offering, will increase to $             per share, representing an increase to existing holders of $             per share, and there will be an immediate dilution of $             per share to new investors.

The following table sets forth, on a pro forma basis after giving pro forma effect to the reorganization transactions, as of                 , 2014, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing shareholders and by the new investors, assuming all Units, together with an equal number of shares of our Class B common stock, are exchanged for an equal number of shares of Class A common stock, at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors

Total		100.0%		$	100.0%		$

If the underwriters’ option to purchase additional shares of our common stock is exercised in full, the number of shares held by new investors will increase to         , or     % of the total number of shares of Class A common stock outstanding after this offering.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated statements of operations for the six months ended June 29, 2014 and the fiscal year ended December 29, 2013 present our consolidated results of operations giving pro forma effect to the reorganization transactions and this offering and the contemplated use of proceeds of this offering as if they had occurred at the beginning of fiscal 2013. The unaudited pro forma consolidated balance sheet as of June 29, 2014 presents our unaudited pro forma consolidated balance sheet giving pro forma effect to the reorganization transactions and this offering and the contemplated use of proceeds of this offering as if they had occurred as of the balance sheet date. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the reorganization transactions and this offering on the historical financial information of J. Alexander’s Holdings, LLC.

The unaudited pro forma consolidated statements of operations and balance sheet information should be read in conjunction with information found in “Our Corporate Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

In connection with the offering and the related transactions, we will record in our consolidated statement of operations at the time of the transaction, a one-time charge of $         million related to the payment of special recognition bonuses to certain senior executives and other employees as described in “Executive Compensation – Narrative Disclosure to Summary Compensation Table – Special Recognition Bonus.” Because this charge is non-recurring in nature, we have not given effect to this transaction in the unaudited pro forma consolidated statements of operations. However, this has been reflected as an adjustment to retained earnings in the unaudited pro forma consolidated balance sheet as of June 29, 2014.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial position that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had the reorganization transactions and the contemplated use of the estimated net proceeds from this offering occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

Unaudited Pro Forma Consolidated Balance Sheet

As of June 29, 2014

(in thousands)

	J. Alexander’s Holdings, LLC (1)	Reorganization and Offering Adjustments			J. Alexander’s Holdings, Inc. Pro Forma
Assets
Current assets:
Cash and cash equivalents	$23,938		$(2	) (3) (6) (10)	$
Accounts and notes receivable	145		—
Accounts receivable from related party	2		—
Inventories	2,040		—
Prepaid expenses and other current assets	2,087		—

Total current assets	28,212
Other assets	4,556		—
Property and equipment, at cost, less accumulated depreciation and amortization of $13,799 as of June 29, 2014	82,132		—
Goodwill	15,737		—
Tradename and other indefinite-lived intangibles	25,155		—
Deferred Charges, less accumulated amortization of $67 as of June 29, 2014	329		—

Total assets	$156,121	$			$

Liabilities and Membership Equity
Current liabilities:
Accounts payable	$4,757		$—		$
Accrued expenses and other current liabilities	7,659		—
Accrued expenses due to related party	3,465		(6)
Unearned revenue	2,501		—
Current portion of long-term debt and obligations under capital leases	1,698		(6)

Total current liabilities	20,080
Long term debt and obligations under capital leases, net of portion classified as current	12,083		(6)
Long term debt due to related party	20,000		(6)
Deferred compensation obligations	5,079		—
Other long-term liabilities	3,904		—

Total liabilities	61,146
Members’ / shareholders’ equity:
Members’ equity	94,975		(3)
Class A common stock, $0.001 par value per share, shares authorized, no shares outstanding actual and shares outstanding pro forma adjusted	—		(2	) (3)
Class B common stock, $0.001 par value per share, shares authorized, no shares outstanding actual and shares outstanding pro forma adjusted	—		—
Additional paid in capital	—		(2	) (3) (4) (6)
Retained earnings	—		(10)

Total members’ / shareholders’ equity attributable to J. Alexander’s Holdings, Inc.	94,975

Non-controlling interests	—		(4)

Total liabilities and equity	$156,121	$			$

Unaudited Pro Forma Consolidated Statement of Operations

For the Six Months ended June 29, 2014

(in thousands, except per share data)

	J. Alexander’s Holdings, LLC (1)	Reorganization and Offering Adjustments			J. Alexander’s Holdings, Inc. Pro Forma
Net sales	$102,196		$—		$
Costs and expenses:
Cost of sales	32,339		—
Restaurant labor and related costs	30,711		—
Depreciation and amortization of restaurant property and equipment	3,777		—
Other operating expenses	20,491		—

Total restaurant operating expenses	87,318		—
Non-recurring transaction and integration expenses	102		—
General and administrative expenses	6,537		(5	)(7)
Asset impairment charges and restaurant closing costs	4		—
Pre-opening expense	21		—

Total operating expenses	93,982

Operating income	8,214
Other income (expense):
Interest expense	(1,491)		(6)
Other, net	76		—

Total other income (expense)	(1,415)

Income from continuing operations before income taxes	6,799
Income tax (expense) benefit	(37)		(8)

Income from continuing operations	6,762

Income from continuing operations attributable to non-controlling interests	—		(4)

Income from continuing operations attributable to J. Alexander’s Holdings, Inc.	$—	$			$

Earnings per share:
Weighted average of Class A common stock outstanding
Basic	N/A
Diluted	N/A
Income from continuing operations available to Class A common shareholders per share (9)
Basic	N/A				$
Diluted	N/A				$

Unaudited Pro Forma Consolidated Statement of Operations

For the year ended December 29, 2013

(in thousands, except per share data)

	J. Alexander’s Holdings, LLC (1)	Reorganization and Offering Adjustments			J. Alexander’s Holdings, Inc. Pro Forma
Net sales	$188,223		$—		$
Costs and expenses:
Cost of sales	61,432		—
Restaurant labor and related costs	59,032		—
Depreciation and amortization of restaurant property and equipment	7,228		—
Other operating expenses	39,016		—

Total restaurant operating expenses	166,708		—
Non-recurring transaction and integration expenses	(217)		—
General and administrative expenses	11,981		(5	)(7)
Asset impairment charges and restaurant closing costs	2,094		—
Pre-opening expense	—		—

Total operating expenses	180,566

Operating income	7,657
Other income (expense):
Interest expense	(2,888)		(6)
Gain on extinguishment of debt	2,938		—
Other, net	117		—

Total other income (expense)	167

Income from continuing operations before income taxes	7,824
Income tax (expense) benefit	(138)		(8)

Income from continuing operations	7,686

Income from continuing operations attributable to non-controlling interests	—		(4)

Income from continuing operations attributable to J. Alexander’s Holdings, Inc.	$—	$			$

Earnings per share:
Weighted average of Class A common stock outstanding
Basic	N/A
Diluted	N/A
Income from continuing operations available to Class A common shareholders per share (9)
Basic	N/A				$
Diluted	N/A				$

(1)

We have historically operated our business through J. Alexander’s Holdings, LLC (the “Operating LLC”) and its subsidiaries. As of June 29, 2014, the Operating LLC held all of our assets and liabilities and J. Alexander’s Holdings, Inc. did not have assets or liabilities and did not conduct operations. Accordingly, the unaudited pro forma consolidated statements of operations for the year ended December 29, 2013 and the six months ended June 29, 2014 and the unaudited pro forma consolidated balance sheet as of June 29, 2014 present the historical results of the Operating LLC as a starting point for the pro forma amounts.

(2)

Represents the adjustments to reflect the reorganization transactions wherein two classes of common stock were authorized: Class A common stock (to be sold in connection with this offering) and Class B common stock (issued to FNFV, Newport, and other holders of Units on a one-for-one basis).

(3)

This offering will result in shareholders’ equity of $         from the issuance of shares of Class A common stock at an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus), and assuming that the underwriters do not exercise their over-allotment option. Further, the adjustment represents the contribution of proceeds from this offering in exchange for membership interests in the Operating LLC. As a result of this contribution, we will become the sole managing member of the Operating LLC. Accordingly, pursuant to ASC 810, we will consolidate the financial results of the Operating LLC into our financial statements and record a non-controlling interest for the membership units in the Operating LLC not owned by us.

(4)

Represents the allocation of shareholders’ equity, including the offering proceeds, between non-controlling interests and equity allocable to J. Alexander’s Holdings, Inc. On the statements of operations for the six months ended June 29, 2014 and the year ended December 29, 2013, this represents the allocation of the non-controlling interests in the income of the Operating LLC relating to the membership units not owned by us.

(5)	Represents the impact of Grant Units issued in connection with this offering under the Operating LLC’s Profits Interest Plan on additional paid in capital and the associated expense.
(6)	The Operating LLC will use the proceeds from this offering that are contributed to it to repay outstanding debt and related interest of approximately $37,150.
(7)

Represents the estimated additional general and administrative expenses related to our ongoing public company status, which include additional personnel, increased professional fees, increased insurance expenses and outside director compensation. We currently anticipate these costs to range between $750 and $1,000 annually, but actual costs may be materially different. We have included the midpoint of the anticipated range as a pro forma adjustment of $875 on an annual basis.

(8)

J. Alexander’s Holdings, Inc. will be subject to applicable federal and certain state taxes with respect to its share of allocable income of the Operating LLC, which will result in higher income taxes and an increase in income taxes paid. As a result, this reflects an adjustment to corporate income taxes to reflect a blended statutory tax rate of 38%, which includes a provision for U.S. federal income taxes.

(9)

Pro forma basic income from continuing operations per share was computed by dividing the pro forma continuing income from operations attributable to our Class A shareholders by the          shares of Class A common stock that we will issue and sell in this offering (assuming that the underwriters do not exercise their option to purchase an additional          shares of Class A common stock to cover over-allotments). Pro forma diluted income from continuing operations per share was computed by dividing the pro forma continuing income from operations attributable to our Class A shareholders by the          shares of Class A common stock that we will issue and sell in this offering (assuming no exercise of the over-allotment) and the effect of unvested stock options that will be issued in connection with this offering. The shares of Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or income from continuing operations available per share.

(10)	Reflects the payment of the special recognition bonus in connection with the offering. See “Executive Compensation—Narrative Disclosure to Summary Compensation Table—Special Recognition Bonus.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

We have no material operations to date and, therefore, the information below is presented for the Operating LLC, which, upon completion of the reorganization transactions and this offering, will be our consolidated subsidiary and will directly or indirectly hold all of our consolidated operations. The following selected historical consolidated financial data of the Operating LLC should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this prospectus. The statements of operations for the periods of January 2, 2012 to September 30, 2013 and October 1, 2012 to December 30, 2012 and for fiscal year 2013 are derived from, and qualified by reference to, the audited consolidated financial statements of the Operating LLC included elsewhere in this prospectus and should be read in conjunction with those financial statements and notes thereto. Results for the six months ended June 29, 2014 and June 30, 2013 are not necessarily indicative of results that may be expected for the entire year.

The unaudited financial data included as Supplemental MD&A Information in the table below for the fiscal year ended December 30, 2012 represents the combination of the Successor 2012 period and the Predecessor 2012 period and the adjustments reflecting the JAC acquisition as if it had occurred on January 1, 2012. The adjustments are based upon available information and certain assumptions that are factually supportable and that we believe are reasonable. The unaudited consolidated financial data included as Supplemental MD&A Information does not reflect any of the synergies or cost reductions that may have resulted from the JAC acquisition and does not include any restructuring costs or other one-time charges that may have been incurred. The Supplemental MD&A Information results are for informational purposes only and do not reflect the actual results that we would have achieved had the JAC acquisition been completed as of January 1, 2012 and are not indicative of our future results of operations.

Financial information for all periods presented has been adjusted to reflect the impact of discontinued operations for comparative purposes.

	Successor	Supplemental MD&A Information	Successor	Predecessor	Successor
Dollars in thousands	Year Ended December 29, 2013(1)	Year Ended December 30, 2012, as adjusted(1)	October 1, 2012 to December 30, 2012(1)	January 2, 2012 to September 30, 2012(1)	Six Months Ended
					June 29, 2014(1)	June 30, 2013(1)
		(unaudited)			(unaudited)	(unaudited)
Statement of Operations Data:
Net sales	$188,223	$156,896	$40,341	$116,555	$102,196	$93,292
Cost of sales	61,432	49,741	12,883	36,858	32,339	30,388
Restaurant labor and related costs	59,032	50,835	12,785	38,050	30,711	29,245
Depreciation and amortization of restaurant property and equipment	7,228	5,837	1,425	4,117	3,777	3,445
Other operating expenses	39,016	31,274	7,849	23,175	20,491	19,162
General and administrative expense	11,981	10,439	2,330	8,109	6,537	5,695
Pre-opening expense	—	—	—	—	21	—
Transaction and integration expenses	(217)	—	183	4,537	102	(313)
Asset impairment charges and restaurant closing costs	2,094	—	—	—	4	2,086

Total operating expenses	180,566	148,126	37,455	114,846	93,982	89,708

Operating income	7,657	8,770	2,886	1,709	8,214	3,584
Interest expense	2,888	957	187	1,174	1,491	1,311
Other, net	3,055	94	26	(161)	76	75

Income from continuing operations before income taxes	7,824	7,907	2,725	374	6,799	2,348

	Successor	Supplemental MD&A Information	Successor	Predecessor	Successor
Dollars in thousands	Year Ended December 29, 2013(1)	Year Ended December 30, 2012, as adjusted(1)	October 1, 2012 to December 30, 2012(1)	January 2, 2012 to September 30, 2012(1)	Six Months Ended
					June 29, 2014(1)	June 30, 2013(1)
		(unaudited)			(unaudited)	(unaudited)
Income tax (expense) benefit	$(138)	$(226)	$(1)	$79	$(37)	—
Loss from discontinued operations, net	(4,785)	(1,918)	(506)	(1,412)	(224)	$(4,497)

Net income (loss)	$2,901	$5,763	$2,218	$(959)	$6,538	$(2,149)

Balance Sheet Data
Cash and cash equivalents	$18,069	—	$11,127	$6,853	$23,938	$13,638
Working capital (deficit)(2)	1,001	—	(640)	(1,416)	8,132	846
Total assets	151,101	—	132,749	83,872	156,121	147,869
Total debt	34,640	—	20,654	17,648	33,781	39,785
Total membership equity	88,455	—	91,394	42,508	94,975	83,404

(1)

We utilize a 52- or 53-week accounting period which ends on the Sunday closest to December 31, and each quarter typically consists of 13 weeks. The period January 2, 2012 to September 30, 2012, included 39 weeks of operations, and the period October 1, 2012 to December 30, 2012, included 13 weeks of operations. Fiscal year 2013 included 52 weeks of operations. Each of the six-month periods ended June 29, 2014 and June 30, 2013 included 26 weeks of operations.

(2)	Defined as total current assets minus total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations for the 26 weeks ended June 29, 2014 and June 30, 2013 and for the fiscal year ended December 29, 2013, the three months ended December 30, 2012 and the nine months ended September 30, 2012 should be read in conjunction with “Selected Historical Consolidated Financial Data” and the consolidated financial statements and related notes to those statements included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. You should review the section entitled “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, the forward-looking statements contained in this prospectus.

Overview

We are an owner and operator of two complementary upscale dining restaurant concepts, J. Alexander’s and Stoney River. For more than 20 years, the J. Alexander’s team has provided its guests a quality high-end experience with a contemporary menu and intense levels of service in an attractive environment with an upscale, high-energy ambiance. Since FNH transferred the Stoney River Assets to us, our team has brought the J. Alexander’s quality and professionalism to the steakhouse category, providing “white tablecloth” service and food quality at an attractive price point through Stoney River. We believe our concepts deliver on our guests’ desire for freshly-prepared, high quality food and high quality service in a restaurant that feels “unchained,” with architecture and design that varies from location to location. We currently operate 40 restaurants in 14 states, consisting of 30 J. Alexander’s restaurants and ten Stoney River restaurants.

We plan to execute the following strategies to continue to enhance the awareness of our concepts, grow our revenue and improve our profitability:

•	Pursue new restaurant development;

•	Increase our same store sales through providing high quality food and service; and

•	Improve our margins and leverage infrastructure.

We resumed our new restaurant development program in 2013 and believe there are opportunities to open between four to seven new restaurant openings annually starting in 2015. We are actively pursuing development opportunities within both concepts and, as discussed elsewhere in this prospectus, we are currently evaluating approximately 30 locations in approximately 20 separate markets in order to meet our stated growth objectives. The next new restaurant opening will be a J. Alexander’s restaurant in Columbus, Ohio scheduled to open during the fourth quarter of 2014.

Recent Transactions

The following events had an impact on the presentation of our results of operations over the past two years:

•

In September 2012, FNF acquired JAC. JAC was subsequently converted from a corporation to a limited liability company, J. Alexander’s, LLC, on October 30, 2012. The acquisition was treated as an acquisition for accounting purposes with FNF as the acquirer and JAC as the acquiree. In February 2013, the operations of Stoney River were contributed to J. Alexander’s by FNH. Additionally, in February 2013, J. Alexander’s Holdings, LLC assumed the $20,000,000 FNF Note, which was accounted for as a distribution of capital. The note accrues interest at 12.5%, and the interest and principal are payable in full on January 31, 2016. During the year ended December 29, 2013, $2,139,000 of interest expense payable to FNF was recorded related to this note.

•	During 2013, we closed three underperforming J. Alexander’s restaurants:

a) Chicago, Illinois—closed February 2013

b) Orlando, Florida—closed April 2013

c) Scottsdale, Arizona—closed April 2013

For financial reporting purposes, the Orlando and Scottsdale locations were deemed to represent discontinued operations while results related to the Chicago location are reflected as a component of continuing operations.

Performance Indicators

We use the following key metrics in evaluating our performance:

Same Store Sales. We include a restaurant in the same store restaurant group starting in the first full accounting period following the eighteenth month of operations. Our same store restaurant base consisted of 31, 40 and 40 restaurants at December 30, 2012, December 29, 2013, and June 29, 2014, respectively. Changes in same store restaurant sales reflect changes in sales for the same store group of restaurants over a specified period of time. This measure highlights the performance of existing restaurants, as the impact of new restaurant openings is excluded.

Measuring our same store restaurant sales allows us to evaluate the performance of our existing restaurant base. Various factors impact same store sales including:

•	consumer recognition of our concepts and our ability to respond to changing consumer preferences;

•	overall economic trends, particularly those related to consumer spending;

•	our ability to operate restaurants effectively and efficiently meet guest expectations;

•	pricing;

•	guest customer traffic;

•	spending per guest and average check amounts;

•	local competition;

•	trade area dynamics; and

•	introduction of new menu items.

Average Weekly Sales. Average weekly sales per restaurant is computed by dividing total restaurant sales for the period by the total number of days all restaurants were open for the period to obtain a daily sales average. The daily sales average is then multiplied by seven to arrive at average weekly sales per restaurant. Days on which restaurants are closed for business for any reason other than scheduled closures on Thanksgiving and Christmas are excluded from this calculation. Revenue associated with reduction in liabilities for gift cards which are considered to be only remotely likely to be redeemed (based on historical redemption rates) is not included in the calculation of average weekly sales per restaurant.

Average Weekly Same Store Sales. Average weekly same store sales per restaurant is computed by dividing total restaurant same store sales for the period by the total number of days all same store restaurants were open for the period to obtain a daily sales average. The daily same store sales average is then multiplied by seven to arrive at average weekly same store sales per restaurant. Days on which restaurants are closed for business for any reason other than scheduled closures on Thanksgiving and Christmas are excluded from this calculation. Sales and sales days used in this calculation include only those for restaurants in operation at the end of the period which have been open for more than eighteen months. Revenue associated with reduction in liabilities for gift cards which are considered to be only remotely likely to be redeemed (based on historical redemption rates) is not included in the calculation of average weekly same store sales per restaurant.

Average Check. Average check is calculated by dividing total restaurant sales by guest counts for a given time period. Total restaurant sales includes food, alcohol and beverage sales. Average check is influenced by menu prices and menu mix. Management uses this indicator to analyze trends in customers’ preferences, the effectiveness of menu changes and price increases and per guest expenditures.

Average Unit Volume. Average unit volume consists of the average sales of our restaurants over a certain period of time. This measure is calculated by multiplying Average Weekly Sales by the relevant number of weeks for the period presented. This indicator assists management in measuring changes in customer traffic, pricing and development of our concepts.

Cost of Sales. Cost of sales, as defined below, is an important metric to management because it is the only truly variable component of cost relative to the sales volume while other components of cost can vary significantly due to the ability to leverage fixed costs at higher sales volumes.

Guest Counts. Guest counts are measured by the number of entrees ordered at our restaurants over a given time period.

Our business is subject to seasonal fluctuations. Historically, the percentage of our annual revenues earned during the first and fourth quarters has been higher due, in part, to increased gift card redemptions and increased private dining during the year-end holiday season. In addition, we operate on a 52- or 53-week fiscal year that ends on the Sunday closest to December 31. Each quarterly period has 13 weeks, except for a 53-week year when the fourth quarter has 14 weeks. As many of our operating expenses have a fixed component, our operating income and operating income margins have historically varied from quarter to quarter. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter, or for the full fiscal year.

Key Financial Definitions

Net Sales. Net sales consist primarily of food and beverage sales at our restaurants, net of any discounts, such as management meals and employee meals, associated with each sale. Net sales are directly influenced by the number of operating weeks in the relevant period, the number of restaurants we operate and same store sales growth.

Cost of Sales. Cost of sales is comprised primarily of food and beverage expenses and is presented net of earned vendor rebates. Food and beverage expenses are generally influenced by the cost of food and beverage items, distribution costs and menu mix. The components of cost of sales are variable in nature, increase with revenues, are subject to increases or decreases based on fluctuations in commodity costs, including beef prices, and depend in part on the controls we have in place to manage cost of sales at our restaurants.

Restaurant Labor and Related Costs. Restaurant labor and related costs includes restaurant management salaries, hourly staff payroll and other payroll-related expenses, including management bonus expenses, vacation pay, payroll taxes, fringe benefits and health insurance expenses.

Depreciation and Amortization. Depreciation and amortization principally includes depreciation on restaurant fixed assets, including equipment and leasehold improvements, and amortization of certain intangible assets for restaurants. We depreciate capitalized leasehold improvements over the shorter of the total expected lease term or their estimated useful life. As we accelerate our restaurant openings, depreciation and amortization is expected to increase as a result of our increased capital expenditures.

Other Operating Expenses. Other operating expenses includes repairs and maintenance, credit card fees, rent, property taxes, insurance, utilities, operating supplies and other restaurant-level related operating expenses.

Pre-opening Costs. Pre-opening costs are costs incurred prior to opening a restaurant, and primarily consist of manager salaries, relocation costs, recruiting expenses, employee payroll and related training costs for new employees, including rehearsal of service activities, as well as lease costs incurred prior to opening. In addition, pre-opening expenses include marketing costs incurred prior to opening as well as meal expenses for entertaining local dignitaries, families and friends. We currently target pre-opening costs per restaurant at $550,000 for either a J. Alexander’s or a Stoney River location.

General and Administrative Expenses. General and administrative expenses are comprised of costs related to certain corporate and administrative functions for both concepts that support development and restaurant operations and provide an infrastructure to support future company growth. These expenses reflect management, supervisory and staff salaries and employee benefits, travel, information systems, training, corporate rent, depreciation of corporate assets, professional and consulting fees, technology and market research. These expenses are expected to increase as a result of costs associated with being a public company as well as costs related to our anticipated growth. As we are able to leverage these investments made in our people and systems, we expect these expenses to decrease as a percentage of net sales over time.

Interest Expense. Interest expense consists primarily of interest on our outstanding indebtedness. Our debt issuance costs are recorded at cost and are amortized over the lives of the related debt under the effective interest method.

Income Tax (Expense) Benefit. This represents expense related to the taxable income at the federal, state and local level. The predecessor entity, JAC, was organized as a C-corporation, and therefore filed federal and state income tax returns, as required in various jurisdictions. JAC was converted to J. Alexander’s, LLC on October 30, 2012, and thereafter the filing requirements and related tax liability at both the federal and state level were passed through to the ultimate parent corporation, FNF. Concurrent with the combination with Stoney River, partnership tax treatment became effective, and the federal and state tax filing requirements for J. Alexander’s Holdings, LLC went into effect. Although partnership returns for J. Alexander’s Holdings, LLC are filed in most jurisdictions, effectively passing the tax liability to the partners, there are a small number of jurisdictions, Tennessee being one of them, that do not recognize limited liability companies structured as partnerships as disregarded entities for state income tax purposes. In those jurisdictions, J. Alexander’s Holdings, LLC is liable for any applicable state income tax. J. Alexander’s Holdings, LLC is also liable for franchise taxes in the various jurisdictions in which it operates, which are recorded as a component of general and administrative expense.

Discontinued Operations. On April 3, 2013 we closed our Orlando, FL location and on April 15, 2013 we closed our Scottsdale, AZ location. We determined that these closures met the criteria for classification as discontinued operations. See Note 2(c) “Summary of Significant Accounting Policies—Discontinued Operations” in the notes to our consolidated financial statements for more information.

Basis of Presentation

The Consolidated Statements of Operations and Cash Flows are presented for three periods: January 2, 2012 through September 30, 2012 (the “Predecessor Period”) (which relates to the period immediately preceding the JAC acquisition), October 1, 2012 through December 30, 2012, and the year ended December 29, 2013 (the “Successor Periods”). The supplemental results for the year ended December 30, 2012 provided herein represent the addition of the Predecessor and Successor periods as well as adjustments to reflect the JAC acquisition as if it had occurred prior to the beginning of the period presented (these combined and adjusted results are referred to herein as “Supplemental MD&A Information” or the “2012 period, as adjusted”). The Consolidated Financial Statements for the Successor Periods reflect the JAC acquisition under the purchase method of accounting. The results of the Successor Periods are not comparable to the results of the Predecessor Period due to the difference in the basis of presentation of purchase accounting as compared to historical cost. These adjustments are based upon available information and certain assumptions that are factually supportable and that we believe are reasonable. The results reflected in the Supplemental MD&A Information are for informational purposes only and do not reflect the actual results we would have achieved had the J. Alexander’s acquisition been completed as of the beginning of the year and are not indicative of our future results of operations. Results of Stoney River are included only for periods after February 24, 2013.

Results of Operations

The following tables set forth, for the periods indicated, our consolidated results, including our results expressed as a percentage of net sales, and other selected operating data:

	26 Weeks Ended		Percent Change
($ in thousands)	June 29, 2014	June 30, 2013	2014 vs. 2013
	(unaudited)	(unaudited)
Net sales	$102,196	$93,292	9.5%
Costs and expenses:
Cost of sales	32,339	30,388	6.4%
Restaurant labor and related costs	30,711	29,245	5.0%
Depreciation and amortization of restaurant property and equipment	3,777	3,445	9.6%
Other operating expenses	20,491	19,162	6.9%

Total restaurant operating expenses	87,318	82,240	6.2%
Transaction and integration expenses	102	(313)	-132.6%
General and administrative expenses	6,537	5,695	14.8%
Asset impairment charges and restaurant closing costs	4	2,086	-99.8%
Pre-opening expense	21	—	NM

Total operating expenses	93,982	89,708	4.8%

Operating income	8,214	3,584	129.2%
Other income (expense):
Interest expense	(1,491)	(1,311)	13.7%
Other, net	76	75	1.3%

Total other expense	(1,415)	(1,236)	14.5%

Income from continuing operations before income taxes	6,799	2,348	189.6%
Income tax expense	(37)	—	NM
Loss from discontinued operations, net	(224)	(4,497)	-95.0%

Comprehensive Net income (loss)	$6,538	$(2,149)	NM

As a Percentage of Net Sales:

	26 Weeks Ended
	June 29, 2014	June 30, 2013
Costs and expenses:
Cost of sales	31.6%	32.6%
Restaurant labor and related costs	30.1%	31.3%
Depreciation and amortization of restaurant property and equipment	3.7%	3.7%
Other operating expenses	20.1%	20.5%

Total restaurant operating expenses	85.4%	88.2%
Transaction and integration expenses	0.1%	-0.3%
General and administrative expenses	6.4%	6.1%
Asset impairment charges and restaurant closing costs	0.0%	2.2%
Pre-opening expense	0.0%	0.0%

Total operating expenses	92.0%	96.2%

Operating income	8.0%	3.8%
Other income (expense):
Interest expense	-1.5%	-1.4%
Other, net	0.1%	0.1%

Total other expense	-1.4%	-1.3%

Income from continuing operations before income taxes	6.7%	2.5%
Income tax expense	0.0%	0.0%
Loss from discontinued operations, net	-0.2%	-4.8%

Comprehensive Net income (loss)	6.4%	-2.3%

Twenty-Six Weeks Ended June 29, 2014 compared to Twenty-Six Weeks Ended June 30, 2013

Net Sales

Net sales increased by $8,904,000, or 9.5%, in the first half of 2014 compared to the same period of 2013, due to a $5,854,000 increase in revenue from a full 26 weeks of operation of Stoney River and a $3,050,000 increase in same store revenue at J. Alexander’s restaurants, which was partially offset by a $409,000 decrease in revenue associated with the closure of the Chicago J. Alexander’s location. Due to atypically severe winter weather conditions during the first quarter of 2014, our concepts lost 36 days of revenue due to restaurant closures, compared to only three revenue days for the same locations in the prior year quarter.

Average weekly same store sales on a consolidated basis totaled $98,400 during the first half of 2014, a 1.8% increase over the $96,700 recorded during the first half of 2013. Average weekly same store sales at J. Alexander’s restaurants for the first half of 2014 increased by 4.6% to $108,700 compared to $103,900 in the corresponding period of 2013. At Stoney River, average weekly sales totaled $67,100 for the first half of 2014, an increase of 2.3% over the $65,600 in average weekly sales related to the 18 weeks of operations included in the first half of 2013.

The average check per guest at J. Alexander’s in the first half of 2014 was $29.47, up approximately 3.7% from $28.41 in the corresponding 2013 period. Average menu prices increased by approximately 2.7% in the first half of 2014 compared to the 2013 period. These price increase estimates reflect nominal amounts of menu price changes, without regard to any change in product mix because of price increases, and may not reflect amounts actually paid by customers. Weekly average guest counts increased on a same store basis by approximately 1.2% in the first half of 2014 compared to the corresponding period of 2013.

At Stoney River, we estimate the average check per guest in the first half of 2014 was $44.35, up approximately 13.9% from $38.94 during the 18 weeks of operations included in the first half of 2013. Weekly average guest counts decreased on a same store basis by approximately 9.5% in the first half of 2014 compared to the 18 weeks of operations included in the first half of 2013. This decrease in guest counts is primarily attributable to the fact that since we began operating Stoney River we have reduced, and in some markets eliminated, the coupons and other discounts previously offered to Stoney River guests. Also contributing to this decline was our conversion in the third quarter of 2013 of one Stoney River location that had previously been open for lunch to a dinner-only restaurant.

We recognize revenue from reductions in liabilities for gift cards which, although they do not expire, are considered to be only remotely likely to be redeemed (based on historical redemption rates). These revenues are included in net sales in the amounts of $436,000 for the first half of 2014 and $47,000 for the corresponding period of 2013. Based on our historical experience, we consider the probability of redemption of a J. Alexander’s gift card to be remote when it has been outstanding for 24 months. With respect to outstanding Stoney River gift cards, breakage has historically been calculated as a percent of gift cards sold and we continued to apply this historical methodology to the Stoney River population of gift cards outstanding subsequent to the transfer by FNH of the Stoney River Assets to us through the period ended June 29, 2014. During the second quarter of 2014, we recorded a change in estimate related to the Stoney River gift card program which resulted in additional breakage of $373,000 being recognized. Prospectively, we will calculate breakage for Stoney River consistent with the approach utilized for J. Alexander’s.

Restaurant Costs and Expenses

Total restaurant operating expenses were 85.4% of net sales in the first half of 2014, down from 88.2% in the corresponding period of 2013. The decrease in the 2014 period was due to the combination of improved sales in the same store base of restaurants, favorable trends in cost of sales at both concepts, and the favorable impact of closing the underperforming J. Alexander’s in Chicago. Restaurant Operating Profit Margins were 14.6% in the first half of 2014 compared to 11.8% in the corresponding period of 2013.

Cost of sales decreased to 31.6% of net sales in the first half of 2014 from 32.6% of net sales in the corresponding period of 2013 primarily due to improvements realized within the Stoney River restaurants. Cost of sales at Stoney River decreased to 35.0% of net sales during the first half of 2014 compared to 40.7% for the 18 weeks of operations included in the first half of 2013 due to continued improvements in kitchen efficiencies, menu mix and sourcing. In addition, the effect of higher sales at J. Alexander’s restaurants more than offset estimated inflation of 3.3% within the J. Alexander’s concept, resulting in cost of sales totaling 30.9% during the first half of 2014 compared to 31.4% in the comparable 2013 period.

Beef purchases represent the largest component of consolidated cost of sales and comprise approximately 30% of this expense category. We purchase beef at weekly market prices. Prices paid for beef within the J. Alexander’s restaurants were higher in the first half of 2014 than in the same period of 2013 by approximately 4.8%.

Our beef purchases currently remain subject to variable market conditions and we anticipate that prices for beef in 2014 will exceed those paid in 2013, perhaps substantially. We continually monitor the beef market and if there are significant changes in market conditions or attractive opportunities to contract at fixed prices arise, we will consider entering into a fixed price purchasing agreement.

Restaurant labor and related costs decreased to 30.1% of net sales in the first half of 2014 from 31.3% in the corresponding period of 2013 due primarily to the effect of higher average weekly same store sales in both concepts and modestly lower restaurant management staffing levels in the 2014 period compared to the same period in 2013.

Depreciation and amortization of restaurant property and equipment totaled 3.7% of net sales for both the first half of 2014 and 2013, as the favorable effect of higher average weekly same store sales was offset by additional depreciation expense related to capital expenditures within the Stoney River group of restaurants.

Other operating expenses decreased to 20.1% of net sales in the first half of 2014 from 20.5% of net sales in the corresponding period of 2013, as the favorable effect of higher average weekly same store sales and decreases in both repair and maintenance expense as well as advertising expense associated with Stoney River more than offset increased utilities expense during the 2014 period.

General and Administrative Expenses

Total general and administrative expenses increased by $842,000 in the first half of 2014 compared to the corresponding period of 2013. As a percentage of net sales, general and administrative expense totaled 6.4% for the first half of 2014 compared to 6.1% during the same period of 2013, as increases related to staffing selected new positions, increased incentive compensation accruals, additional accounting and auditing fees and the impact on payroll taxes associated with the timing of payment related to the prior year’s earned incentive compensation more than offset the favorable effect of higher average weekly same store sales per restaurant.

Asset Impairment Charges and Restaurant Closing Costs

The J. Alexander’s restaurant in Chicago was closed during 2013. At the time the decision to close the restaurant was made, an analysis was performed for asset impairment, and this restaurant was determined to be an impaired location and the related long-lived assets with a carrying amount of $1,583,000 were written down to their fair value of zero, resulting in a non-cash impairment charge of $1,583,000 during the first half of 2013.

In addition to asset impairment charges, we accrued $503,000 of restaurant closing costs in the first half of 2013. Restaurant closing costs consisted largely of accruals of remaining rent payments, net of estimated subleases. Additionally, brokerage fees, lease break payments, moving costs and travel are included in restaurant closing costs.

Other Income (Expense)

Interest expense increased by $180,000 in the first half of 2014 compared to the same period in 2013, primarily due to interest expense associated with the $20,000,000 FNF Note.

Discontinued Operations

During 2013 we closed the J. Alexander’s restaurants in Orlando and Scottsdale. The Orlando restaurant had been previously classified as an impaired asset, with substantially all of its assets written down to their fair value of zero. At the time the decision to close these restaurants was made, an analysis was performed for asset impairment, and both restaurants were determined to be impaired locations and the related long-lived assets with a carrying amount of $2,657,000 were written down to their fair value of zero, resulting in a non-cash impairment charge of $2,657,000 during the first half of 2013.

In addition to asset impairment charges, we accrued $1,539,000 of restaurant closing costs in the first half of 2013 related to these two restaurants and we incurred operating losses of $301,000.

Year Ended December 29, 2013 Compared to Supplemental MD&A Information for the Year Ended December 30, 2012

This supplemental discussion of 2012 results reflected in the Supplemental MD&A Information as compared to 2013 results is included to provide a more meaningful discussion of trends as compared to the discussion of historical successor and predecessor periods included later in this section. The following tables set forth, for the periods indicated, our consolidated results, with percentages expressed as a percentage of net sales:

($ in thousands)
	Successor	Supplemental MD&A Information(1)
	Year Ended December 29, 2013	Year Ended December 30, 2012, as adjusted
		(unaudited)
Net sales	$188,223	156,896
Costs and expenses:
Cost of sales	61,432	49,741
Restaurant labor and related costs	59,032	50,835
Depreciation and amortization of restaurant property and equipment	7,228	5,837
Other operating expenses	39,016	31,274

Total restaurant operating expenses	166,708	137,687
Transaction and integration expenses	(217)	—
General and administrative expenses	11,981	10,439
Asset impairment charges and restaurant closing costs	2,094	—

Total operating expenses	180,566	148,126

Operating income	7,657	8,770
Other income (expense):
Interest expense	(2,888)	(957)
Gain on extinguishment of debt	2,938	—
Other, net	117	94

Total other income (expense)	167	(863)

Income from continuing operations before income taxes	7,824	7,907
Income tax (expense) benefit	(138)	(226)
Loss from discontinued operations, net	(4,785)	(1,918)

Net income	$2,901	5,763

As a Percentage of Net Sales:

	Successor	Supplemental MD&A Information(1)
	Year Ended December 29, 2013	Year Ended December 30, 2012, as adjusted
		(unaudited)
Costs and expenses:
Cost of sales	32.6%	31.7%
Restaurant labor and related costs	31.4%	32.4%
Depreciation and amortization of restaurant property and equipment	3.8%	3.7%
Other operating expenses	20.7%	19.9%

Total restaurant operating expenses	88.6%	87.8%
Transaction and integration expenses	-0.1%	0.0%
General and administrative expenses	6.4%	6.7%
Asset impairment charges and restaurant closing costs	1.1%	0.0%

Total operating expenses	95.9%	94.4%

Operating income	4.1%	5.6%
Other income (expense):
Interest expense	-1.5%	-0.6%
Gain on extinguishment of debt	1.6%	0.0%
Other, net	0.1%	0.1%

Total other income (expense)	0.1%	-0.6%

Income from continuing operations before income taxes	4.2%	5.0%
Income tax (expense) benefit	-0.1%	-0.1%
Loss from discontinued operations, net	-2.5%	-1.2%

Net income	1.5%	3.7%

(1)

Supplemental MD&A Information for the year ended December 30, 2012 gives effect to the JAC acquisition as if it had occurred on January 1, 2012. The adjustments reflected in the statement of operations presented as Supplemental MD&A Information are comprised of the following:

•	the elimination of $4,720,000 of transaction and integration costs related to the JAC acquisition;

•	the addition of $295,000 in restaurant depreciation expense to reflect the impact of a full year of depreciation of the increased fair value basis of property, plant and equipment;

•

the addition of $250,000 of non-cash rent expense to reflect the restart of straight-line rent expense at the beginning of the year and a full year of amortization of favorable lease assets and unfavorable lease liabilities;

•

a reduction of interest expense of $404,000 to reflect a full year of amortization of the fair value debt adjustment and the elimination of deferred loan cost amortization as of the beginning of the year;

•	the elimination of $229,000 of stock option expense that would not have been incurred had the transaction taken place prior to the beginning of the year; and

•	the addition of $304,000 of income tax expense to reflect the provision for income taxes on the adjusted pre-tax income.

Net Sales

Net sales increased by $31,327,000 or 20.0%, in 2013 compared to the 2012 period, as adjusted, due to $28,295,000 of revenue related to the addition of the Stoney River concept, and a $5,317,000 increase in revenue at the same store J. Alexander’s restaurants open for both periods, which more than offset the $2,285,000 decrease in revenue associated with the closure of the Chicago J. Alexander’s location.

Average weekly same store sales per J. Alexander’s restaurant increased by 5.0% to $102,200 during 2013 compared to $97,300 in the 2012 period, as adjusted. For the Stoney River restaurants, average weekly net sales per restaurant totaled $64,200 for the 44 weeks of 2013 that we operated Stoney River.

With respect to the J. Alexander’s operations, the estimated average check per guest in 2013 was $28.63, up approximately 1.9% from the estimated $28.09 in the 2012 period, as adjusted. Average menu prices increased by approximately 0.9% in 2013 compared to the 2012 period, as adjusted. These price increase estimates reflect nominal amounts of menu price changes, without regard to any change in product mix because of price increases, and may not reflect amounts actually paid by customers. Estimated weekly average guest counts increased on a same store basis by approximately 1.3% in 2013 compared to the estimated 2012 period, as adjusted.

For the Stoney River concept, the average estimated check per guest during 2013 was $41.11, up approximately 8.5% from the estimated $37.88 during the comparable 44 weeks of 2012. Estimated weekly average guest counts decreased on a same store basis by approximately 12.0% in 2013 compared to 2012 estimates. The decrease in guest counts is primarily attributable to a decline in the coupons and discounts provided to our guests after we began operating Stoney River and the transition of one location to dinner-only as previously discussed.

We recognize revenue from reductions in liabilities for gift cards which, although they do not expire, are considered to be only remotely likely to be redeemed based on historical redemption rates. These revenues are included in net sales in the amounts of $213,000 for 2013 and $171,000 for the 2012 period, as adjusted.

Restaurant Costs and Expenses

Total restaurant operating expenses were 88.6% of net sales in 2013, up from 87.8% in the 2012 period, as adjusted. The increase in 2013 was due primarily to the impact of the Stoney River restaurants. Restaurant operating expenses as a percentage of net sales at the Stoney River locations were higher than the J. Alexander’s locations in part due to the costs of integrating those ten restaurants into the J. Alexander’s systems, increased labor training costs to ensure consistent quality across our restaurants, and lower average unit volumes. These higher costs more than offset the combined favorable impact of higher sales within the J. Alexander’s same store group of restaurants and the impact of closing the underperforming J. Alexander’s in Chicago. Restaurant Operating Profit Margins were 11.4% in 2013 compared to 12.2% in the 2012 period, as adjusted.

Cost of sales increased to 32.6% of net sales in 2013 from 31.7% of net sales in the 2012 period, as adjusted, due the impact of higher food costs at the Stoney River restaurants. For the 44 weeks that the Stoney River restaurants were included in the 2013 results, cost of sales were 40.0% compared to 31.3% for the J. Alexander’s restaurants in 2013, which was down from 31.7% in the 2012 period, as adjusted. There was no measurable inflation present during 2013 compared to the 2012 period, as adjusted.

Beef purchases represent the largest component of consolidated cost of sales and comprise approximately 30% of this expense category. We purchase beef weekly at market prices. Prices paid for beef within the J. Alexander’s restaurants were lower in 2013 than in the 2012 period, as adjusted, by approximately 4.2%.

Restaurant labor and related costs decreased to 31.4% of net sales in 2013 from 32.4% in the 2012 period, as adjusted, due primarily to the effect of higher average weekly sales per restaurant in the J. Alexander’s restaurants and the favorable impact of closing the Chicago J. Alexander’s restaurant.

Depreciation and amortization of restaurant property and equipment totaled 3.8% of net sales for 2013 and 3.7% in the 2012 period, as adjusted. The favorable impact of higher average weekly same store sales at the J. Alexander’s restaurants was offset by additional depreciation expense related to capital expenditures at Stoney River.

Other operating expenses increased to 20.7% of net sales in 2013 from 19.9% of net sales in the 2012 period, as adjusted. The 2013 increase reflects the impact of increased costs related to Stoney River, particularly in the area of repair and maintenance expense, which more than offset the favorable effect of higher average weekly same store sales per restaurant in the J. Alexander’s concept and the favorable impact of closing the Chicago J. Alexander’s restaurant.

General and Administrative Expenses

Total general and administrative expenses increased by $1,542,000 in 2013 compared to the 2012 period, as adjusted, $1,354,000 of which related to the addition of the Stoney River restaurant operations. As a percentage of net sales, general and administrative expense totaled 6.4% in 2013 compared to 6.7% for the 2012 period, as adjusted, as the favorable impact of improved average weekly same store sales at J. Alexander’s, reduced management training costs, reduced non-cash expense associated with the accounting for certain executive salary continuation agreements and certain efficiencies associated with no longer being a stand-alone publicly held company more than offset increases related to Stoney River, incentive compensation, rent, depreciation and amortization, travel and employee relocation costs.

Asset Impairment Charges and Restaurant Closing Costs

As disclosed above, during 2013 we closed the J. Alexander’s restaurant in Chicago. At the time the decision to close the restaurant was made, an analysis was performed for asset impairment, and this restaurant was determined to be an impaired location and the related long-lived assets with a carrying amount of $1,583,000 were written down to their fair value of zero, resulting in a non-cash impairment charge of $1,583,000.

In addition to asset impairment charges, we expensed $511,000 of restaurant closing costs in 2013 related to the Chicago location. Restaurant closing costs consisted largely of accruals of remaining rent payments, net of estimated subleases. Additionally, brokerage fees, lease break payments, moving costs and travel are included in restaurant closing costs.

Other Income (Expense)

Interest expense increased by $1,931,000 in 2013 compared to the 2012 period, as adjusted, primarily due to interest expense associated with the $20,000,000 FNF Note, and the adjustments recorded in the adjusted period to properly reflect the amortization of the fair value of debt adjustment for a full year.

Income Taxes

Income tax expense of $138,000 included in 2013 reflects the net return to provision adjustment associated with the preparation of the 2012 returns. For the 2012 period, as adjusted, we have reflected a tax provision of $226,000 based on the adjusted pre-tax income of $5,989,000, indicating an effective tax rate of 37.7% for the adjusted period.

Discontinued Operations

As noted above, during 2013 we closed the J. Alexander’s restaurants in Orlando and Scottsdale. The Orlando restaurant had been previously classified as an impaired asset, with substantially all of its assets written down to their fair value of zero. At the time the decision to close these restaurants was made, an analysis was performed for asset impairment, and both restaurants were determined to be impaired locations and the related long-lived assets with a carrying amount of $2,657,000 were written down to their fair value of zero, resulting in a non-cash impairment charge of $2,657,000.

In addition to asset impairment charges, we expensed $1,827,000 of restaurant closing costs in 2013 relative to these two locations, which is also presented in the “Loss from discontinued operations, net” line item. Restaurant closing costs consisted largely of accruals of remaining rent payments, net of estimated subleases. Additionally, brokerage fees, lease break payments, moving costs and travel are included in restaurant closing costs.

Finally, we incurred operating losses of $301,000 relative to these locations during 2013 compared to operating losses of $1,918,000 in the 2012 period, as adjusted.

Year Ended December 29, 2013 Compared to Periods from January 2, 2012 to September 30, 2012 (Predecessor Period) and October 1, 2012 to December 30, 2012 (Successor Period)

The following tables set forth, for the periods indicated, our consolidated results, including our results expressed as a percentage of net sales, and other selected operating data: The nine months ended September 30, 2012 and the three months ended December 30, 2012 are distinct reporting periods as a result of the JAC acquisition.

($ in thousands)
	Successor		Predecessor	Percent Change
	December 29, 2013	October 1, 2012 to December 30, 2012	January 2, 2012 to September 30, 2012	2013 vs. 2012
Net sales	$188,223	$40,341	$116,555	20.0%
Costs and expenses:
Cost of sales	61,432	12,883	36,858	23.5%
Restaurant labor and related costs	59,032	12,785	38,050	16.1%
Depreciation and amortization of restaurant property and equipment	7,228	1,425	4,117	30.4%
Other operating expenses	39,016	7,849	23,175	25.8%

Total restaurant operating expenses	166,708	34,942	102,200	21.6%
Transaction and integration expenses	(217)	183	4,537	-104.6%
General and administrative expenses	11,981	2,330	8,109	14.8%
Asset impairment charges and restaurant closing costs	2,094	—	—	NM

Total operating expenses	180,566	37,455	114,846	18.6%

Operating income	7,657	2,886	1,709	66.6%
Other income (expense):
Interest expense	(2,888)	(187)	(1,174)	112.2%
Gain on extinguishment of debt	2,938	—	—	NM
Stock option expense	—	—	(229)	-100.0%
Other, net	117	26	68	24.5%

Total other income (expense)	167	(161)	(1,335)	-111.2%

Income from continuing operations before income taxes	7,824	2,725	374	152.5%
Income tax (expense) benefit	(138)	(1)	79	-276.9%
Loss from discontinued operations, net	(4,785)	(506)	(1,412)	149.5%

Net income (loss)	$2,901	$2,218	$(959)	130.4%

As a Percentage of Net Sales

	Successor		Predecessor
	December 29, 2013	October 1, 2012 to December 30, 2012	January 2, 2012 to September 30, 2012
Costs and expenses:
Cost of sales	32.6%	31.9%	31.6%
Restaurant labor and related costs	31.4%	31.7%	32.6%
Depreciation and amortization of restaurant property and equipment	3.8%	3.5%	3.5%
Other operating expenses	20.7%	19.5%	19.9%

Total restaurant operating expenses	88.6%	86.6%	87.7%
Transaction and integration expenses	-0.1%	0.5%	3.9%
General and administrative expenses	6.4%	5.8%	7.0%
Asset impairment charges and restaurant closing costs	1.1%	0.0%	0.0%

Total operating expenses	95.9%	92.8%	98.5%

Operating income	4.1%	7.2%	1.5%
Other income (expense):
Interest expense	-1.5%	-0.5%	-1.0%
Gain on extinguishment of debt	1.6%	0.0%	0.0%
Stock option expense	0.0%	0.0%	-0.2%
Other, net	0.1%	0.1%	0.1%

Total other income (expense)	0.1%	-0.4%	-1.1%

Income from continuing operations before income taxes	4.2%	6.8%	0.3%
Income tax (expense) benefit	-0.1%	0.0%	0.1%
Loss from discontinued operations, net	-2.5%	-1.3%	-1.2%

Net income (loss)	1.5%	5.5%	-0.8%

Net Sales

Net sales totaled $188,223,000 in 2013 compared to $116,555,000 for the 2012 Predecessor Period and $40,341,000 for the 2012 Successor Period. Net sales for 2013 include $28,295,000 associated with the addition of the Stoney River concept and a $5,317,000 increase in net sales for the 30 J. Alexander’s restaurants open for all relevant periods, which more than offset the $2,285,000 decrease associated with the closure of the Chicago J. Alexander’s location.

Average weekly same store sales per restaurant for J. Alexander’s totaled $102,200 during 2013 compared to $96,400 for the 2012 Predecessor Period and $99,700 for the 2012 Successor Period. For the Stoney River restaurants, average weekly same store sales per restaurant totaled $64,200 for the 44 weeks subsequent to the transfer by FNH of the Stoney River Assets to us.

With respect to the J. Alexander’s operations, the average check per guest, in 2013 was $28.63, compared to $27.97 for the Predecessor Period and $28.44 for the Successor Period. Management estimates that average menu prices increased by approximately 0.9% in 2013 compared to 3.9% for the 2012 Predecessor Period and 1.9% for the 2012 Successor Period. Weekly average guest counts decreased on a same store basis by approximately 1.5% during the Predecessor period and 0.5% during the 2012 Successor Period.

For the Stoney River concept, the estimated average check per guest during 2013 was $41.11.

We recognize revenue from reductions in liabilities for gift cards which, although they do not expire, are considered to be only remotely likely to be redeemed based on historical redemption rates. These revenues are included in net sales in the amounts of $213,000 for 2013, $26,000 for the 2012 Predecessor Period and $145,000 for the 2012 Successor Period.

Restaurant Costs and Expenses

Total restaurant operating expenses were 88.6% of net sales in 2013, compared to 87.7% for the 2012 Predecessor Period and 86.6% for the 2012 Successor Period. The 2013 percentage reflects the impact of the Stoney River restaurants, which were not as profitable as the J. Alexander’s locations in part due to the costs of integrating those ten restaurants into the J. Alexander’s systems, increased labor training costs to ensure consistent quality across our restaurants, and lower average unit volumes. The favorable impact of higher average weekly same store sales within the J. Alexander’s restaurants combined with the favorable impact of closing the underperforming J. Alexander’s in Chicago were offset by the difference in the Stoney River profitability. Restaurant Operating Profit Margins were 11.4% in 2013 compared to 12.3% for the 2012 Predecessor Period and 13.4% for the 2012 Successor Period.

Cost of sales totaled 32.6% of net sales in 2013 compared to 31.6% for the 2012 Predecessor Period and 31.9% for the 2012 Successor Period. The 2013 percentage reflects the impact of higher food costs at the Stoney River restaurants. For the 44 weeks that the Stoney River restaurants were included in the 2013 results, cost of sales was 40.0% compared to 31.3% for the J. Alexander’s restaurants in 2013.

Beef purchases represent the largest component of consolidated cost of sales and comprise approximately 30% of this expense category. We purchase beef weekly at market prices. Prices paid for beef within the J. Alexander’s restaurants were lower in 2013 than in the 2012 Predecessor Period by approximately 4.9% and the 2012 Successor Period by approximately 2.5%.

Restaurant labor and related costs totaled 31.4% of net sales in 2013 compared to 32.6% for the 2012 Predecessor Period and 31.7% for the 2012 Successor Period. The 2013 percentage reflects the favorable effect of higher average weekly same store sales in the J. Alexander’s restaurants and the favorable impact of closing the Chicago J. Alexander’s restaurant.

Depreciation and amortization of restaurant property and equipment totaled 3.8% of net sales for 2013 compared to 3.5% for both the Predecessor Period and the Successor Period in 2012. The 2013 percentage reflects additional depreciation expense associated with the allocation of FNF’s purchase price for JAC to the acquired assets based on estimated fair values as of October 1, 2012 and additional depreciation expense related to capital expenditures within the Stoney River group of restaurants.

Other operating expenses totaled 20.7% of net sales in 2013 compared to 19.9% for the 2012 Predecessor Period and 19.5% for the 2012 Successor Period. The 2013 increase reflects the impact of increased costs related to Stoney River, particularly in the area of repair and maintenance expense, which more than offset the favorable effect of higher average weekly same store sales per restaurant in the J. Alexander’s concept and the favorable impact of closing the Chicago J. Alexander’s restaurant.

General and Administrative Expenses

General and administrative expenses totaled $11,981,000 in 2013 compared to $8,109,000 for the 2012 Predecessor Period and $2,330,000 for the 2012 Successor Period. The 2013 total includes $1,354,000 related to the addition of the Stoney River restaurant operations. As a percentage of net sales, general and administrative expense totaled 6.4% in 2013 compared to 7.0% for the Predecessor Period and 5.8% for the 2012 Successor Period.

Asset Impairment Charges

During 2013 we closed the J. Alexander’s restaurant in Chicago. At the time the decision to close the restaurant was made, an analysis was performed for asset impairment, and this restaurant was determined to be an impaired location and the related long-lived assets with a carrying amount of $1,583,000 were written down to their fair value of zero, resulting in a non-cash impairment charge of $1,583,000.

In addition to asset impairment charges, we expensed $511,000 of restaurant closing costs in 2013 relative to the Chicago location, which is also presented in the “Asset impairment charges and restaurant closing costs” line item. Restaurant closing costs consisted largely of accruals of remaining rent payments, net of estimated subleases. Additionally, brokerage fees, lease break payments, moving costs and travel are included in restaurant closing costs.

There were no asset impairment charges during either the Predecessor Period or the Successor Period.

Other Income (Expense)

Interest expense totaled $2,888,000 in 2013 compared to $1,174,000 for the 2012 Predecessor Period and $187,000 for the 2012 Successor Period. The 2013 total includes $2,139,000 of interest expense associated with the $20,000,000 FNF Note.

In 2013, we obtained a new credit facility and the previous mortgage loan was paid off. A gain on the debt extinguishment of $2,938,000 was recorded as the reacquisition price was less than the carrying amount of the debt, due to the fact that the carrying value included a fair-value adjustment made in connection with the purchase accounting for the JAC acquisition.

Income Taxes

Income tax expense of $138,000 included in 2013 reflects the net return to provision adjustment associated with the preparation of the 2012 returns. Income tax benefit for the 2012 Predecessor Period totaled $79,000 compared to expense of $1,000 for the 2012 Successor Period.

Discontinued Operations

During 2013, we closed the J. Alexander’s restaurants in Orlando and Scottsdale. The Orlando restaurant had been previously classified as an impaired asset, with substantially all of its assets written down to their fair value of zero. At the time the decision to close these restaurants was made, an analysis was performed for asset impairment, and both restaurants were determined to be impaired locations and the related long-lived assets with a carrying amount of $2,657,000 were written down to their fair value of zero, resulting in a non-cash impairment charge of $2,657,000.

In addition to asset impairment charges, we expensed $1,827,000 of restaurant closing costs in 2013 relative to these two locations, which is also presented in the “Loss from discontinued operations, net” line item. Restaurant closing costs consisted largely of accruals of remaining rent payments, net of estimated subleases. Additionally, brokerage fees, lease break payments, moving costs and travel are included in restaurant closing costs.

We incurred operating losses of $301,000 relative to these locations during 2013 compared to operating losses of $1,412,000 for the 2012 Predecessor Period and $506,000 for the 2012 Successor Period.

Liquidity And Capital Resources

Liquidity

Our principal sources of cash are cash and cash equivalents on hand, cash flow from operations and available borrowings under our credit facility. As of June 29, 2014, cash and cash equivalents totaled $23,938,000. Our capital needs are primarily for the development and construction of new J. Alexander’s and Stoney River restaurants, for maintenance of and improvements to our existing restaurants, and for meeting debt service requirements and operating lease obligations. Based on our current growth plans, we believe our cash on hand, expected cash flows from operations and available borrowings under our credit facility will be sufficient to finance our planned capital expenditures and other operating activities for the next twelve months.

Consistent with many other restaurant companies, we use operating lease arrangements for many of our restaurants. We believe that these operating lease arrangements provide appropriate leverage for our capital structure in a financially efficient manner.

Our liquidity may be adversely affected by a number of factors, including a decrease in guest traffic or average check per customer due to changes in economic conditions, as described elsewhere in this prospectus under the heading “Risk Factors.”

Cash Flows

The table below shows our net cash flows from operating, investing and financing activities for the Successor and Predecessor periods, as indicated (in thousands):

	Successor				Predecessor
	Twenty-six weeks ended June 29, 2014	Twenty-six weeks ended June 30, 2013	Fiscal year ended December 29, 2013	October 1, 2012 to December 30, 2012	January 2, 2012 to September 30, 2012
	(unaudited)	(unaudited)
Net cash provided by (used in)
Operating activities	$9,377	$5,242	$15,907	$5,656	$3,036
Investing activities	(2,630)	(1,862)	(6,126)	(1,159)	(2,608)
Financing activities	(878)	(869)	(2,839)	(223)	(7,941)

Net increase (decrease) in cash and cash equivalents	$5,869	$2,511	$6,942	$4,274	$(7,513)

Operating Activities. Net cash flows provided by operating activities increased to $9,377,000 for the first half of 2014 from $5,242,000 for the same period of 2013, an increase of $4,135,000. Our operations generate receipts from customers in the form of cash and cash equivalents, with receivables related to credit card payments considered cash equivalents due to their relatively short settlement period, and the majority of our expenses are paid within a 30-day pay period. Therefore, increases in restaurant operating profit generally increase our cash flows from operations. The increase from the first half of 2013 to the first half of 2014 is primarily attributable to increased restaurant operating profit of $3,826,000. Further, in the first half of 2013, cash flow from operations was decreased by approximately $985,000 due to the payout of certain severance benefits. Also in the first half of 2013, cash flows from operations was increased by $313,000 related to an insurance settlement received from our directors and officers liability policy for costs previously incurred relating to certain shareholder litigation, which was offset partially by payments made for various other transaction costs in 2013.

Net cash flows provided by operating activities increased to $15,907,000 in fiscal year 2013 from $5,656,000 in the successor period of 2012 and $3,036,000 in the predecessor period of 2012. The increase is partially attributable to the increase in restaurant operating profit by $1,761,000 in 2013 as compared to the predecessor and successor 2012 periods combined. Additionally, the predecessor and successor periods of 2012 included cash outflows from transaction costs paid related to the FNF acquisition of approximately $3,880,000, while the 2013 fiscal year included cash outflows of approximately $1,610,000 related to the same acquisition and payout of certain severance benefits discussed above. Further, the effect of the refinancing of our long-term debt and the interest accrual from the FNF Note had the combined effect of increasing cash flow from operations in 2013 by approximately $2,430,000 over the predecessor and successor periods of 2012 combined. We also paid approximately $533,000 less in taxes in 2013 as compared to the predecessor and successor periods of 2012.

Investing Activities. Net cash used in investing activities for the twenty-six weeks ended June 29, 2014 totaled $2,630,000 compared to $1,862,000 in the corresponding period of 2013, with the increase in 2014 being primarily attributed to $561,000 of cash which was transferred, along with other Stoney River Assets, during the first half of 2013.

Net cash used in investing activities for the fiscal year ended December 29, 2013 totaled $6,126,000 and was primarily related to capital expenditures for remodeling projects at five restaurants totaling $1,639,000 as well as capital expenditures for routine replacement of equipment and image maintenance totaling $4,487,000.

For the Successor period from October 1, 2012 to December 30, 2012, net cash used in investing activities totaled $1,159,000 and was related to capital expenditures for routine replacement of equipment and image maintenance for the J. Alexander’s restaurants. For the Predecessor period from January 2, 2012 to September 30, 2012, net cash used in investing activities totaled $2,608,000 and was primarily related to capital expenditures for routine replacement of equipment and image maintenance for the J. Alexander’s restaurants.

Financing Activities. Net cash used in financing activities for the twenty-six weeks ended June 29, 2014 totaled $878,000 compared to $869,000 in the corresponding period of 2013, with the amounts for both periods relating to servicing the outstanding debt.

Net cash used in financing activities for the fiscal year ended December 29, 2013 totaled $2,839,000 and consisted of payments related to servicing mortgage debt totaling $17,716,000, proceeds from refinancing the mortgage debt in the amount of $15,000,000 and payment of debt issuance costs associated with the refinancing of the mortgage totaling $123,000.

For the Successor period from October 1, 2012 to December 30, 2012, net cash used in financing activities totaled $223,000 and was primarily related to servicing the outstanding mortgage debt. For the Predecessor period from January 2, 2012 to September 30, 2012, net cash used in financing activities totaled $7,941,000 and was primarily related to the repurchase of outstanding stock options in connection with the JAC acquisition totaling $7,643,000, mortgage debt service totaling $832,000 and proceeds from the exercise of stock options totaling $254,000.

Capital Resources

Long-Term Capital Requirements

Our capital requirements are primarily dependent upon the pace of our growth plan and resulting new restaurants. Our growth plan is dependent on many factors, including economic conditions, real estate markets, restaurant locations and nature of lease agreements. Our capital expenditure outlays are also dependent on costs for maintenance in our existing restaurants as well as information technology and other general corporate capital expenditures.

The capital resources required for a new restaurant depend on the concept, the size of the building and whether the restaurant is a ground-up build-out or a conversion. We estimate development costs, net of landlord contributions and excluding pre-opening costs, will range from $4,500,000 to $5,000,000 for a new J. Alexander’s, and $3,500,000 to $4,000,000 for a new Stoney River. In addition, we expect to spend approximately $550,000 per restaurant for pre-opening expenses and pre-opening rent expense.

In addition to new store development, we are currently remodeling three of our Stoney River restaurant locations. During 2013, we remodeled three J. Alexander’s restaurants and two Stoney River restaurants at an average cost of $385,000 per location. We expect to complete three to four J. Alexander’s remodels each year at an average cost of $250,000 to $300,000 per location and the remaining five Stoney River locations at an average cost of $500,000.

We expect that our capital expenditure outlays for 2014 will range between $10,000,000 and $12,000,000 net of any tenant incentives and excluding approximately $550,000 of pre-opening costs for new restaurants that are not capitalized, of which we had spent $21,000 during the twenty-six weeks ended June 29, 2014. These capital expenditure estimates are based on one new location to be opened in 2014, one new location expected to be under construction by year-end 2014 as well as $5,600,000 to improve our existing restaurants and general corporate purposes.

For 2015, we currently estimate capital expenditure outlays will range between $30,000,000 and $35,000,000, net of any tenant incentives and excluding approximately $3,300,000 of pre-opening costs for new restaurants that are not capitalized. These are based on an estimated opening of six new restaurant locations as well as $7,300,000 to improve our existing restaurants and for general corporate purposes.

We believe we can fund our growth plan with cash on hand, cash flows from operations and, if necessary, by the use of our credit facility, depending upon the timing of expenditures.

Short-Term Capital Requirements

Our operations have not required significant working capital. Many companies in the restaurant industry operate with a working capital deficit. Guests pay for their purchases with cash or by credit card at the time of the sale while restaurant operations do not require significant inventories or receivables. In addition, trade payables for food and beverage purchases and other obligations related to restaurant operations are not typically due for approximately 30 days after the sale takes place. Since requirements for funding accounts receivable and inventories are relatively insignificant, virtually all cash generated by operations is available to meet current obligations. We had a working capital surplus of $8,132,000 at June 29, 2014 and $1,001,000 at December 29, 2013. Management does not believe a low working capital position or working capital deficits impair our overall financial condition.

Credit Facility

Our prior mortgage loan outstanding as of December 30, 2012, which was obtained in 2002 in the original amount of $25,000,000, had an effective annual interest rate, including the effect of the amortization of deferred loan costs, of 8.6% and was payable in equal monthly installments of principal and interest of approximately $212,000, through November 2022.

In 2009, we obtained a bank loan agreement that provided for a three-year $5,000,000 revolving line of credit from Pinnacle Bank, which could be used for general corporate purposes and expired on May 22, 2012. We refinanced the loan as a $6,000,000 line of credit from Pinnacle Bank with substantially similar terms on June 27, 2012. The revolving line of credit was secured by liens on certain personal property, subsidiary guaranties, and a negative pledge on certain real property and there were no outstanding amounts borrowed under the line of credit as of December 30, 2012.

On September 3, 2013, the mortgage loan obtained in 2002 was paid off. At that time, the previous line of credit agreement from Pinnacle Bank was also refinanced, and we obtained a new $16,000,000 credit facility with Pinnacle Bank that provides two new loans from Pinnacle Bank. The borrower under this credit facility is J. Alexander’s, LLC, and the credit facility is guaranteed by J. Alexander’s Holdings, LLC and all of its significant subsidiaries. The new credit facility consists of a three-year $1,000,000 revolving line of credit, which replaces the previous line of credit and may be used for general corporate purposes, and a seven-year $15,000,000 term loan. The credit facility is secured by liens on certain personal property of J. Alexander’s Holdings, LLC and its subsidiaries, subsidiary guaranties, and a mortgage lien on certain real property. At the time of the refinancing, there were no unamortized deferred loan costs, which had previously been capitalized with regard to either the prior mortgage loan or the prior revolving line of credit. Further, there were no borrowed balances outstanding under the previous line of credit.

The refinancing was accounted for as a debt extinguishment, as an alternative lender was selected with respect to the new term loan. A $2,938,000 gain relative to the transaction was recorded, as the reacquisition price was less than the carrying amount of the debt as of the date of refinancing, which was due to the fact that the carrying amount of the debt included an adjustment made in purchase accounting to record the mortgage debt at fair value. In connection with the refinancing, lender and legal fees in the amount of $123,000 were incurred, which were capitalized as deferred loan costs and are being amortized over the respective lives of the loans under the credit facility.

Any amount borrowed under the 2013 revolving line of credit bears interest at an annual rate of 30 day LIBOR plus a margin equal to 2.50%, with a minimum interest rate of 3.25% per annum. The term loan bears interest at an annual rate of 30 day LIBOR plus a margin equal to 2.50%, with a minimum and maximum interest rate of 3.25% and 6.25% per annum, respectively. The loan agreement governing the credit facility, among other things, permits payments of tax dividends to members, limits capital expenditures, asset sales and liens and encumbrances, prohibits dividends, and contains certain other provisions customarily included in such agreements. In addition, dividends may be paid under a formula consisting of a $2,500,000 base, which amount will be increased annually by $2,500,000 plus 25% of consolidated net income for the immediately preceding year, beginning with the year which ended December 29, 2013, and reduced by the aggregate amount of such dividends previously paid, if any, from the loan agreement’s inception through the measurement date.

The loan agreement also includes certain financial covenants. A fixed charge coverage ratio of at least 1.25 to 1 as of the end of any fiscal quarter based on the four quarters then ending must be maintained. The fixed charge coverage ratio is defined in the loan agreement as the ratio of (a) the sum of net income for the applicable period (excluding the effect on such period of any extraordinary or nonrecurring gains or losses, including any asset impairment charges, restaurant closing expenses, changes in valuation allowance for deferred tax assets, and non-cash deferred income tax benefits and expenses and up to $1,000,000 (in the aggregate for the term of the loans) in uninsured losses) plus depreciation and amortization plus interest expense plus rent payments plus noncash share based compensation expense minus the greater of either actual store maintenance capital expenditures (excluding major remodeling or image enhancements) or the total number of stores in operation for at least 18 months multiplied by $40,000 to (b) the sum of interest expense during such period plus rent payments made during such period plus payments of long term debt and capital lease obligations made during such period, all determined in accordance with GAAP.

In addition, the maximum adjusted debt to EBITDAR ratio must not exceed 4.0 to 1 at the end of any fiscal quarter. Under the loan agreement, EBITDAR is measured based on the then ending four fiscal quarters and is defined as the sum of net income for the applicable period (excluding the effect on such period of any extraordinary or nonrecurring gains or losses, including any asset impairment charges, restaurant closing expenses, changes in valuation allowance for deferred tax assets and non-cash deferred income tax benefits and expenses and up to $1,000,000 (in the aggregate for the term of the loans) in uninsured losses) plus an amount that in the determination of net income for the applicable period has been deducted for (i) interest expense; (ii) total federal, state, foreign, or other income taxes; (iii) all depreciation and amortization; (iv) rent payments; and (v) non-cash share based compensation, all as determined in accordance with GAAP. Adjusted debt is (i) funded debt obligations net of any short-term investments, cash and cash equivalents plus (ii) rent payments multiplied by seven. The $20,000,000 FNF Note is subordinated to borrowings outstanding under the credit facility and, for purposes of calculating the financial covenants, this note and related interest expense are excluded from the calculations.

If an event of default shall occur and be continuing under the loan agreement, the commitment under the loan agreement may be terminated and any principal amount outstanding, together with all accrued unpaid interest and other amounts owing in respect thereof, may be declared immediately due and payable. J. Alexander’s, LLC was in compliance with these financial covenants as of December 29, 2013 and for all reporting periods during the year then ended.

No amounts were outstanding under the revolving line of credit at December 29, 2013, or subsequent to that time through June 29, 2014. As of June 29, 2014, $13,750,000 was outstanding under the term loan. The Pinnacle credit facility is secured by the real estate, equipment and other personal property of nine of the J. Alexander’s restaurant locations with an aggregate net book value of $25,076,000 as of December 29, 2013. The real property at these locations is owned by JAX Real Estate, LLC, a wholly owned subsidiary of J. Alexander’s, LLC.

Deferred loan costs were $120,000 and $0, net of accumulated amortization expense of $3,000 and $0 at December 29, 2013 and December 30, 2012, respectively. Deferred loan costs are being amortized to interest expense using the effective interest method over the life of the related debt.

The carrying value of the debt balance under the term loan at December 29, 2013, is considered to approximate its fair value because of the proximity of the debt refinancing discussed above to the 2013 fiscal year-end.

The aggregate maturities of long term debt for the five fiscal years succeeding December 29, 2013 are as follows: 2014—$1,719,000; 2015—$1,671,000; 2016—$21,667,000; 2017—$1,667,000; 2018—$1,667,000; and $6,249,000 thereafter.

Contractual Obligations

The following table summarizes our contractual obligations as of December 29, 2013 (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$34,640	$1,719	$23,338	$3,334	$6,249
Interest payments on long-term debt(1)	9,534	453	8,173	519	389
Operating leases	31,012	5,919	10,538	7,749	6,806

Total	$65,652	$7,638	$33,876	$11,083	$13,055

(1)	Interest payments on current credit facility estimated at current interest rate of 3.25%.

We believe that cash on hand, net cash provided by operating activities and available borrowings under our credit facility will be sufficient to fund currently anticipated working capital, planned capital expenditures and debt service requirements for approximately the next four years. We were in compliance with the financial covenants of our debt agreements as of June 29, 2014. Should we fail to comply with these covenants, management would likely request waivers of the covenants, attempt to renegotiate them or seek other sources of financing. However, if these efforts were not successful, the unused portion of our revolving line of credit would not be available for borrowing and amounts outstanding under our debt agreements could become immediately due and payable, and there could be a material adverse effect on our financial condition and operations.

We regularly review acquisitions and other strategic opportunities, which may require additional debt or equity financing. We currently do not have any pending agreements or understandings with respect to any acquisition or other strategic opportunities.

Off Balance Sheet Arrangements

As of June 29, 2014, we had no financing transactions, arrangements or other relationships with any unconsolidated affiliated entities. Additionally, we are not a party to any financing arrangements involving synthetic leases or trading activities involving commodity contracts. Operating lease commitments for leased restaurants and office space are disclosed in Note 12, “Leases,” and Note 16, “Contingencies,” to the Consolidated Financial Statements.

Contingent Obligations

From 1975 through 1996, we operated restaurants in the quick-service restaurant industry. The discontinuation of these quick-service restaurant operations included disposals of restaurants that were subject to lease agreements which typically contained initial lease terms of 20 years plus two additional option periods of five years each. In connection with certain of these dispositions, we may remain secondarily liable for ensuring financial performance as set forth in the original lease agreements. We can only estimate our contingent liability relative to these leases, as any changes to the contractual arrangements between the current tenant and the landlord subsequent to the assignment are not required to be disclosed to us. A summary of our estimated contingent liability as of June 29, 2014, is as follows (in thousands):

Wendy’s restaurants (13 leases)	$1,300
Mrs. Winner’s Chicken & Biscuits restaurants (3 leases)	300

Total contingent liability relating to assigned leases	$1,600

We have never been required to pay any such contingent liabilities.

Critical Accounting Policies And Estimates

The preparation of our consolidated financial statements, which have been prepared in accordance with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates its estimates and judgments, including those related to its accounting for gift card revenue, property and equipment, leases, impairment of long-lived assets, income taxes, contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Management believes the following critical accounting policies are those which involve the more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

Revenue Recognition for Gift Cards

We record a liability for gift cards at the time they are sold to a guest by our gift card subsidiaries. Upon redemption of gift cards, net sales are recorded and the liability is reduced by the amount of card values redeemed. Reductions in liabilities for gift cards which, although they do not expire, are considered to be only remotely likely to be redeemed (based on historical redemption rates) and for which there is no legal obligation to remit balances under unclaimed property laws of the relevant jurisdictions (“breakage”), have been recorded as revenue and are included in net sales in our Consolidated Statements of Operations.

Based on our historical experience, we consider the probability of redemption of a J. Alexander’s gift card to be remote when it has been outstanding for 24 months. With respect to outstanding Stoney River gift cards, breakage has historically been calculated as a percent of gift cards sold and we continued to apply this historical methodology to the Stoney River population of gift cards outstanding subsequent to FNH’s transfer of the Stoney River Assets through the period ended June 29, 2014. During the second quarter of 2014, we recorded a change in estimate related to the Stoney River gift card program which resulted in additional breakage of $373,000 being recognized. Prospectively, we will calculate breakage for Stoney River consistent with the approach utilized for J. Alexander’s.

Goodwill and Other Intangible Assets

We account for our goodwill and intangible assets in accordance with Accounting Standards Codification (“ASC”) Topic 350, Intangibles—Goodwill and Other. In accordance with ASC 350, goodwill and intangible assets, primarily trade names, which have indefinite useful lives, are not being amortized. However, both goodwill and trade names are subject to annual impairment testing in accordance with ASC Topic 350.

The impairment evaluation for goodwill is conducted annually as of the fiscal year-end date, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. We first perform a qualitative assessment of impairment for these assets, which includes an analysis of macroeconomic factors, industry and market conditions, internal cost factors, overall financial performance and entity-specific events. If the qualitative analysis results in a determination that further testing must be done, a quantitative impairment test is then performed using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The evaluation of the carrying amount of other intangible assets with indefinite lives is made annually by comparing the carrying amount of these assets to their estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows of the restaurant concepts. We make assumptions regarding future profits and cash flows, expected growth rates, terminal value, and other factors which could significantly impact the fair value calculations. If the estimated fair value is less than the carrying amount of the other intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value.

The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and other intangible assets and are also consistent with the projections and assumptions that are used in current operating plans. These assumptions are subject to change as a result of changing economic and competitive conditions.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the asset’s estimated useful life or the expected lease term which generally includes renewal options. Improvements are capitalized while repairs and maintenance costs are expensed as incurred. Because significant judgments are required in estimating useful lives, which are not ultimately known until the passage of time and may be dependent on proper asset maintenance, and in the determination of what constitutes a capitalized cost versus a repair or maintenance expense, changes in circumstances or use of different assumptions could result in materially different results from those determined based on our estimates.

Lease Accounting

We are obligated under various lease agreements for certain restaurant facilities. At inception each lease is evaluated to determine whether it is an operating or capital lease. For operating leases, we recognize rent expense on a straight-line basis over the expected lease term. Capital leases are recorded as an asset and an obligation at an amount equal to the lesser of the present value of the minimum lease payments during the lease term or the fair market value of the leased asset.

Certain of our leases include rent holidays and/or escalations in payments over the base lease term, as well as the renewal periods. The effects of the rent holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which begins when we take possession of or are given control of the leased property and includes cancelable option periods when it is deemed to be reasonably assured that we will exercise our options for such periods because we would incur an economic penalty for not doing so. Rent expense incurred during the construction period for a leased restaurant is included in pre-opening expense.

Leasehold improvements and, when applicable, property held under capital lease for each leased restaurant facility are amortized on the straight-line method over the shorter of the estimated life of the asset or the expected lease term used for lease accounting purposes. Percentage rent expense is based upon sales levels and is typically accrued when it is deemed probable that it will be payable. Allowances for tenant improvements received from lessors are recorded as deferred rent obligations and credited to rent expense over the term of the lease on a straight-line basis.

Judgments made by management about the probable term for each restaurant facility lease affect the payments that are taken into consideration when calculating straight-line rent expense and the term over which leasehold improvements and assets under capital lease are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or changes generally include, but are not necessarily limited to, a current period operating loss or cash flow deficit. Our assessment of recoverability of property and equipment is performed on a restaurant-by-restaurant basis. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds the estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The impairment assessment process requires the use of estimates and assumptions regarding future cash flows, operating incomes, and other factors, which are subject to a significant degree of judgment. These include, among other factors, assumptions made regarding a restaurant’s future period of operation, sales and operating costs and local market expectations. These estimates can be significantly impacted by changes in the economic environment and overall operating performance. Additional impairment charges could be triggered in the future if expected restaurant performance does not support the carrying amounts of the underlying long-lived restaurant assets or if management decides to close a restaurant location.

Income Taxes

The predecessor entity, JAC, was organized as a C-corporation, and therefore filed federal and state income tax returns, as required in various jurisdictions. JAC was converted to J. Alexander’s LLC on October 30, 2012, and thereafter the filing requirements and related tax liability at both the federal and state level were passed through to the ultimate parent corporation, FNF. In 2013, partnership tax treatment became effective, and the federal and state tax filing requirements for J. Alexander’s Holdings, LLC went into effect. Although partnership returns for J. Alexander’s Holdings, LLC are filed in most jurisdictions, effectively passing the tax liability to the partners, there are a small number of jurisdictions, Tennessee being one of them, that do not recognize limited liability companies structured as partnerships as disregarded entities for state income tax purposes. In those jurisdictions, we are liable for any applicable state income tax.

Based upon the structure outlined above, certain components of our provision for income taxes must be estimated. These include, but are not limited to, effective state tax rates, the need for a valuation allowance on any established deferred tax assets and estimates related to depreciation expense allowable for tax purposes. These estimates are made based on the best available information at the time the tax provision is prepared. Income tax returns are generally not filed, however, until several months after year-end. All tax returns are subject to audit by federal and state governments, usually years after the returns are filed, and could be subject to differing interpretations of the tax laws.

The above listing is not intended to be a comprehensive listing of all of our accounting policies and estimates. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. generally accepted accounting principles, with no need for management’s judgment in their application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result. For further information, refer to the Consolidated Financial Statements and notes thereto included elsewhere in this filing which contain accounting policies and other disclosures required by GAAP.

Recent Accounting Pronouncements

In July 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013 11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU No. 2013 11 requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (“NOL”) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. The ASU does not require new recurring disclosures. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application are permitted. This guidance was adopted in fiscal year 2013, and there was no significant impact to the J. Alexander’s Holdings, LLC Consolidated Financial Statements.

In April 2014, the FASB issued ASU No. 2014 08 Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU No. 2014 08 improves the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. Under current GAAP, many disposals, some of which may be routine in nature and not a change in an entity’s strategy, are reported in discontinued operations. Additionally, the amendments in this ASU require expanded disclosures for discontinued operations. The amendments in this ASU also require an entity to disclose the pretax profit or loss of an individually significant component of an entity that does not qualify for discontinued operations reporting. The ASU is effective for annual financial statements with years that begin on or after December 15, 2014. J. Alexander’s Holdings, LLC will adopt this guidance in fiscal year 2015 and is currently evaluating the impact on its Consolidated Financial Statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The core principle of the standard is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU will replace most existing revenue recognition guidance in GAAP. New qualitative and quantitative disclosure requirements aim to enable financial statement users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual periods beginning after December 15, 2016. Early adoption is not permitted. The ASU permits the use of either the retrospective or cumulative effect transition method. J. Alexander’s Holdings, LLC has not yet selected a transition method or determined the effect, if any, that this ASU will have on its Consolidated Financial Statements and related disclosures.

Impact of Inflation and Other Factors

Over the past five years, inflation has not significantly impacted our operations. However, the impact of inflation on labor, food and occupancy costs could, in the future, significantly impact our operations. We pay many of our employees hourly rates related to the applicable federal or state minimum wage. Food costs as a percentage of revenues have been somewhat stable due to our continued focus on procurement efficiencies and menu price adjustments, although no assurance can be made that we can continue to improve our procurement or that we will be able to raise menu prices in the future. By owning a number of our properties, we avoid certain increases in occupancy costs. Costs for construction, taxes, repairs, maintenance and insurance all impact our occupancy costs. We believe our current strategy, which is to seek to maintain operating margins through a combination of menu price increases, cost controls, careful evaluation of property and equipment needs, and efficient purchasing practices has been an effective tool for dealing with inflation. There can be no assurances that future inflation or other cost pressures will be offset by this strategy.

Seasonality and Quarterly Results

Our business operations are subject to seasonal fluctuations comparable to most restaurants. Net sales and operating income typically reach their highest levels during the fourth quarter of the fiscal year due to holiday traffic and the first quarter of the fiscal year due in part to the redemption of gift cards sold during the holiday season. In addition, certain of our restaurants, particularly those located in south Florida, typically experience an increase in customer traffic during the period between Thanksgiving and Easter due to an increase in population in these markets during that portion of the year. Certain of our restaurants are located in areas subject to hurricanes and tropical storms, which typically occur during our third and fourth quarters, and which can negatively affect our net sales and operating results. As a result of these and other factors, our financial results for any given quarter may not be indicative of the results that may be achieved for a full fiscal year. A summary of our quarterly results for 2013 and 2012 appears in Note 20 to our Audited Consolidated Financial Statements.

Quantitative And Qualitative Disclosures About Market Risk

Interest Rate Risk

The inherent risk in market risk sensitive instruments and positions primarily relates to potential losses arising from adverse changes in interest rates.

We are exposed to market risk from fluctuations in interest rates. For fixed rate debt, interest rate changes affect the fair market value of the debt but do not impact earnings or cash flows. Conversely for variable rate debt, including borrowings under our revolving line of credit and our outstanding term loan, interest rate changes generally do not affect the fair market value of the debt, but do impact future earnings and cash flows, assuming other factors are held constant. At June 29, 2014, we had no outstanding borrowings on our revolving line of credit. Both the term loan and revolving line of credit bear interest at an annual rate of 30 day LIBOR plus a margin of 2.5%, with a minimum of 3.25% per annum. Assuming a full drawdown on the $1,000,000 revolving line of credit, and assuming that the variable rate debt was at the minimum rate of 3.25% per annum, a hypothetical immediate one percentage point change in interest rates would be expected to have an impact on pre-tax earnings and cash flows of approximately $140,000 over the course of 12 months.

Commodity Price Risk

We are exposed to market price fluctuations in beef, seafood, produce and other food product prices. Given the historical volatility of beef, seafood, produce and other food product prices, these fluctuations can materially impact our food and beverage costs. While we have taken steps to qualify multiple suppliers who meet our standards as suppliers for our restaurants and have entered into agreements with suppliers for some of the commodities used in our restaurant operations, there can be no assurance that future supplies and costs for such commodities will not fluctuate due to weather and other market conditions outside of our control. Consequently, such commodities can be subject to unforeseen supply and cost fluctuations. Dairy costs can also fluctuate due to government regulation. Because we typically set our menu prices in advance of our food product prices, our menu prices cannot immediately take into account changing costs of food items. To the extent that we are unable to pass the increased costs on to our guests through price increases, our results of operations would be adversely affected. We do not use financial instruments to hedge our risk to market price fluctuations in beef, seafood, produce and other food product prices at this time.

INDUSTRY AND COMPETITION

Industry & Competition

The restaurant industry is fragmented and intensely competitive. We believe guests make their dining decisions based on a variety of factors such as menu offering, taste, quality and price of food offered, perceived value, service, atmosphere, location and overall dining experience. Our competitive landscape primarily includes boutique chef-driven local concepts serving American cuisine and run by local restaurant operators as well as some select regional and national upscale dining concepts. According to the NRA, U.S. restaurant industry sales in 2013 were projected at $659 billion, an increase of 3.2% over 2012 sales, and are projected to grow 3.6% to $683 billion in 2014.

We compete in the full service category as defined by Technomic. Each of our concepts falls into this category, which is defined as establishments with a relatively broad menu along with table, counter, and/or booth service and a wait staff. Within full service, we compete in the upscale/polished casual sub-category which is defined as full service restaurants with a chic décor that resembles a fine dining setting, with well-planned and expertly executed lunch and dinner menus at an average check of around $25.00 to $50.00. Within Technomic’s Top 500 restaurants, the casual dining category achieved nearly $54 billion in sales in the U.S. in 2013, representing a 2.4% growth rate over 2012.

Depending on the specific concept, our restaurants compete with a number of restaurants within their markets, including both locally-owned restaurants and restaurants that are part of regional or national chains. We believe we have two primary types of competitors:

1.	Competitors with similar menus and operational characteristics; and

2.	Competitors that market to the same demographic using different menus and formats.

The number, size and strength of our competitors varies widely by region, however we believe that we benefit from our goal of providing our guests with a combination of check average, food quality and intense levels of service that we believe to be unique in the markets in which we compete.

Our concepts have different competitors:

J. Alexander’s: In virtually all of our markets, we compete primarily against locally-owned boutique restaurants or locally-managed restaurant groups with similar menus and similar concept attributes at check averages that approximate ours. To a lesser extent we compete with restaurant groups, both regional and national, that market to the same upscale restaurant customer and may have menus, formats and check averages that differ from ours. Del Frisco’s Grill, Kona Grill and Seasons 52 are concepts that would fall within this second category.

Stoney River: Because of the difference in price point and day part (dinner only), Stoney River has a different set of competitors than J. Alexander’s. Stoney River generally competes with restaurants that are considered steakhouses or have a steakhouse format. In each market where we have locations our primary competitors are locally-owned and operated steakhouses that compete at similar price points. We also compete with national steakhouse chains, commonly referred to as “white tablecloth” steakhouses, that market to the upscale steakhouse customer, such as The Palm, Ruth’s Chris Steak House, Morton’s The Steakhouse, Del Frisco’s Double Eagle Steak House, and Fleming’s Prime Steakhouse and Wine Bar.

BUSINESS

Our Company

Through our ownership of J. Alexander’s, LLC and its subsidiaries, we own and operate two complementary upscale dining restaurant concepts, J. Alexander’s and Stoney River, through which we strive to provide excellent food and intense levels of professional service in a upscale dining format. Though we began operating Stoney River in the first quarter of 2013, both restaurant concepts have been operating for approximately 20 years. Our concepts have demonstrated their success in multiple markets and we currently operate 40 locations across 14 states. We focus on providing high quality food, outstanding professional service and an attractive ambiance, all of which we believe drive significant customer loyalty and frequency. We are committed to providing a quality experience to our guests through offering generous portions of flavorful contemporary American cuisine, and make approximately 95% of our menu items from scratch daily using high quality, fresh ingredients. We also offer a full bar and comprehensive wine lists including exclusive selections that appeal to a wide range of consumer tastes. We have implemented a sophisticated and stringent hiring and training program. We believe that service is a critical element of our culture and the guest experience, and that our training is a key cornerstone of our success.

Our restaurants are located in both urban and suburban locations targeting guests seeking an upscale experience at a price point that appeals to a broader demographic. Each concept’s restaurants have a cohesive décor with different architectural elements and unique features that contribute to an “unchained” and upscale look and feel. We believe our success reflects consistent execution across all aspects of the dining experience from menu development, to staff training, to providing the highest service quality for our guests. While our restaurants benefit from certain shared corporate support functions to maximize efficiencies across the Company, each concept has its own identity allowing both concepts to be successful in common markets.

At the J. Alexander’s concept restaurants, our same store sales have increased for 18 consecutive fiscal quarters and our average weekly same store sales have grown by a compound annual growth rate of 2.5% on a cumulative basis over the last five fiscal years. During the twenty-six weeks ended June 29, 2014, our average weekly same store sales increased by 1.8% over the comparable period in our prior fiscal year.

Our Concepts

J. Alexander’s

The first J. Alexander’s restaurant was opened in 1991 in Nashville, Tennessee. For over twenty years, J. Alexander’s has been a quality-focused upscale dining restaurant offering a contemporary American menu in a lively environment with attentive, courteous and professional service. J. Alexander’s menu centers around made-from-scratch items with a focus on fresh ingredients providing guests a variety of high quality menu options. We believe J. Alexander’s restaurants have a low table to server ratio which, when coupled with our intensive training program and team approach to table service, allows our servers to provide better, more detail-oriented and attentive service. As of June 29, 2014 we had 30 J. Alexander’s locations in 12 states.

The J. Alexander’s menu features prime rib of beef; hardwood-grilled steaks, seafood and chicken; pasta; salads; soups; and assorted sandwiches, appetizers and desserts. We place special emphasis on high quality and sustainable seafood and daily specials which enable us to efficiently take advantage of variances in food costs. We also incorporate local “farm-to-table” produce to provide menu variety to our guests. As a part of our commitment to quality, the majority of our soups, sauces, salsa, salad dressings and desserts are made daily from scratch; our steaks are cut in house; and our beef, chicken, seafood and select vegetable offerings are grilled over a genuine hardwood fire. All of our steaks are U.S.D.A. choice beef (or higher) with a targeted aging of 21 to 38 days. We use only Certified Angus Beef® for all strip steaks and chuck rolls. We grind chuck fresh daily for our hand-pattied burgers. The J. Alexander’s food menu is complemented by a comprehensive wine list that offers both familiar varietals as well as wines exclusive to our restaurants.

J. Alexander’s restaurants are open for lunch and dinner, seven days a week. The breadth of our menu offering helps generate significant traffic at both lunch and dinner. Lunch entrées range in price from $10.00 to $32.00, while appetizers and entrée salads range from $8.00 to $18.00. Dinner entrée prices range from $10.00 to $33.00, and dinner appetizers and entrée salads range from $8.00 to $19.00. In 2013, lunch and dinner represented approximately 32% and 68% of sales, respectively. Alcohol was 18% of sales for the same period. Our average unit volumes were approximately $5,300,000 in 2013 and some of our restaurants exceed $7,500,000 in annual sales. The average check for J. Alexander’s in 2013 was $28.63.

Architecturally, J. Alexander’s restaurants employ contemporary designs and unique features contributing to a high-end, upscale environment. Each J. Alexander’s location incorporates natural materials such as stone and wood and, for the much of our history, have been craftsman style. Our J. Alexander’s restaurants include open floor plans, and in some cases exposed structural steel, in each case giving the restaurants a contemporary feel. The architectural design varies from location to location depending on the space available and several locations include unique attributes such as fire pits or patios. All locations feature original artwork, full bars and open kitchens. We believe this gives our restaurants a boutique, unchained feel which is an important facet of our design and site strategy. J. Alexander’s locations range in size from 6,900 to 9,000 square feet and can accommodate up to 220 guests, on average.

Stoney River Legendary Steaks

Stoney River is an upscale steakhouse concept that seeks to provide the quality and service of fine dining steakhouses at a lower price point. Stoney River has a high quality steakhouse menu and a broad selection of non-steak entrées with an emphasis on featured items. We believe Stoney River restaurants have a low table to server ratio in line with that of “white tablecloth” steakhouses. This, coupled with our intensive training program and team approach to table service, allows our servers to provide better, more attentive service. As of June 29, 2014, we had ten Stoney River restaurants in six states.

Stoney River offers a high quality steakhouse menu, but unlike menus of many of its more expensive competitors, the menu is not à la carte, and a side item is included with all filets and steaks. Stoney River’s menu features its popular Coffee-Cured Filet Mignon made with select tenderloin, as well as other U.S.D.A top choice

(or higher) aged beef options. Particularly when compared to steakhouse competitors, Stoney River places special emphasis on a broad selection of steak alternatives including baby back ribs, ahi tuna, pasta, chicken, salmon and other popular non-steak dishes. Beef currently accounts for approximately 70% of our entrée sales. Stoney River also offers an extensive wine list, including high quality and unique selections. The quality of the beef, and inclusion of a side item offers our guests a premium offering at a more reasonable price than many steakhouse competitors.

Each restaurant is open for dinner seven days a week, and several are open for lunch or Sunday brunch. Entrées range in price from $15.00 to $38.00, and appetizers and entrée salads range in price from $8.00 to $19.00. Each location has a full bar and alcohol and wine represented approximately 21% of sales in 2013. Our year-to-date average weekly same store sales as of June 29, 2014 was $67,100. The average check for Stoney River in 2013 was $41.11.

Stoney River’s basic restaurant design is modeled after an elite and modern mountain lodge style building. As we complete our planned remodeling program we will elevate the decor to a more updated contemporary feel. We have remodeled three restaurants to date and expect to have remodeled five by year-end, with all locations expected to be remodeled by fiscal year-end 2015. Stoney River locations range in size from 6,400 to 8,000 square feet and can accommodate up to 260 guests on average, including private dining spaces. Each location has multiple private rooms, and private parties accounted for approximately 8% of 2013 sales.

Our Competitive Strengths

Over the more than 20 year operating history of our restaurants, we have developed and refined the following strengths:

Two Distinct Yet Complementary Concepts

J. Alexander’s and Stoney River are concepts with more than 40 years of combined history, strong brand value and exceptional customer loyalty in their core markets. They both blend what we believe are the best attributes of fine and casual dining: a focus on high quality food made with fresh ingredients in a scratch kitchen, exceptional service, diverse menus and individualized interior and exterior design unique to each community. Each concept has a distinct identity, and the differentiation in menu and restaurant design is substantial enough that they can successfully operate in the same markets or retail locations.

Delivering a Superior Dining Experience with the Highest Quality Service at a Reasonable Price Point

Our restaurant concepts provide a broad range of high-quality menu items that are intended to appeal to a wide range of consumer tastes and which are served by a courteous, professional and well-trained wait-staff. We provide this high-end experience at a reasonable and attractive price point, which we believe helps us cultivate long-term, loyal and highly satisfied guests who place a premium on the price-value relationship that our concepts offer.

Premium, Freshly Made Cuisine. Both of our concepts are committed to preparing high quality food from innovative menus. We are selective in our choice of ingredients and menu offerings, including the grades of beef and the freshness of seafood and vegetables we serve. Substantially all protein and vegetable offerings are delivered fresh to our restaurants and are not frozen in transport or in storage prior to being served, and are predominately preservative and additive-free. We offer made-to-order items prepared from scratch, with approximately 95% of our items, including stocks, sauces and desserts, made in-house daily. Our food menu is complemented by comprehensive wine lists that offer both familiar varietals as well as wines exclusive to our restaurants. While each restaurant concept’s menu has its own distinctive profile, both strive to continuously innovate with new ingredients and local “farm-to-table” produce to provide specials and limited time featured items to keep the experience new and interesting for our guests. All of our new menu items are developed through a process designed to meet our high standards. An important component of the quality assurance system is the preparation of taste plates. At J. Alexander’s restaurants 100% of menu items are taste-tested daily by a manager to ensure that only the highest quality, properly prepared food meeting or exceeding our specifications is served in each restaurant. As we continue to integrate Stoney River, we are rolling out our taste-plate standards to all Stoney River restaurants. Currently the majority of Stoney River menu items are taste-tested on a daily basis, and all of our restaurants will implement a full taste plate process by the end of 2014. A key position in each J. Alexander’s and Stoney River restaurant is the Quality Control coordinator (“QC”). This position is always staffed by a fully-trained manager who inspects every plate of food before it is served to our guests. We believe that the QC inspection by a member of management is a significant and vital factor in maintaining consistent, high food quality.

Outstanding Service. We believe that prompt, courteous and efficient service delivered by a knowledgeable staff is an integral part of the J. Alexander’s and Stoney River concepts. We enforce strict guidelines on professional appearance for servers as well as timeliness of service. To be sure that all staff are working together to achieve the highest guest satisfaction we employ a low table to server ratio which, when coupled with team serving by a dedicated staff, we believe ensures our guests receive the best service.

Sophisticated Experience. Our concepts use a variety of architectural designs and building finishes to provide guests with beautiful, upscale décor with contemporary and timeless finishes. We are aggressive with our repair and maintenance program in all locations, ensuring that no restaurant ever looks “highly trafficked” or dated. This results in a lesser need for periodic remodels to reimage a location to acceptable standards.

Attractive Unit Economics and Consistent Execution

We believe we have a long standing track record of consistently producing high average weekly sales and average unit sales volumes and have proven the viability of both concepts in multiple markets and regions. We have successfully increased our average weekly sales at a compound annual growth rate of 2.9%, from $88,400 in fiscal year 2008 to $102,000 in fiscal year 2013 for the J. Alexander’s restaurant concept. Our highest volume J. Alexander’s restaurant generated approximately $7,800,000 in net sales in 2013. From fiscal 2008 to fiscal year 2013, we increased our Restaurant Operating Profit Margin by 4.4% from 9.8% to 14.2% at J. Alexander’s. Since we began operating Stoney River, we have been able to increase the average weekly sales at the Stoney River restaurants even while implementing significant operational improvements and remodeling several locations. We believe that additional remodels of locations in both concepts will contribute to increases in same store sales. We are targeting average unit volumes and Restaurant Operating Profit Margins for new locations at maturity to exceed system-wide fiscal year 2013 levels for both concepts.

Strong Cultural Focus on Continuous Training

We believe that our stringent employee hiring standards, coupled with our extensive and continuous training programs for all employees provide outstanding service to our guests at both concepts. We prefer to promote our restaurant general managers and regional management from within the organization and approximately 51% of those roles are currently filled by individuals promoted from within. We believe that this helps to ensure that our unique focus and culture of excellent service are thoroughly disseminated throughout our restaurants. We seek to hire management prospects from top culinary programs nationwide and to train them in the J. Alexander’s service levels and processes. It can take 3 to 5 years of experience in our system for a management trainee to be qualified for promotion to general manager in one of our locations. We also provide ongoing training opportunities for our back of the house and kitchen staff to ensure they maintain and improve their skills and learn how best to prepare our current and new menu items.

Sophisticated and Scalable Back Office and Operations

We have been in operation for over twenty years and have a long history of operating high volume restaurants. We employ a sophisticated menu development process that has successfully created replicable recipes with a focus on maximizing gross margin by highly efficient use of perishable food inventories to create unique and inviting recipes. Our recipes are developed to use high quality ingredients sourced from long standing relationships with high quality vendors. Most of our protein purchases are negotiated directly with our suppliers. We believe this not only reduces overall food costs but enables us to enforce strict standards on orders and adherence to the detailed instruction manual we provide to producers. Because we deal directly with producers, we are also able to take advantage of seasonal products and provide “farm-to-table” options that change with the seasons and ingredient availability through our unique “featured items” menu. Direct relationships with vendors also provide us cost and flexibility advantages that may not be available from third party distributors. We also have a shared services model for our back-office that centralizes certain functionality at our corporate headquarters. Services shared between our concepts include staff training, real estate development, purchasing, human resources, information technology, finance and accounting, further contributing to the complementary nature of our two concepts. We believe that the teams we have put in place to manage these functions, and other non-restaurant operations functions, are capable of managing the number of restaurants in our current growth plan with limited additional hires.

From high quality food vendors to technology and maintenance vendors, we believe we have developed long term relationships with a highly sophisticated team of vendors capable of effectively servicing our needs as we execute our growth plan. The quality and depth of both our vendor relationships and our shared services have resulted in a scalable platform with the bench strength to support our planned growth with limited adjustments.

Experienced Management Team

We are led by a management team with significant experience in all aspects of restaurant operations. Our experienced team of industry veterans at the executive level has an average of 29 years of restaurant experience and our 40 general managers, as of August 2014, have an average tenure at J. Alexander’s of more than approximately 9 years and 6.5 years at Stoney River. Despite a difficult economic environment, this management team has achieved 18 consecutive fiscal quarters of same store sales growth, has improved our financial performance, integrated the Stoney River operations and restarted development efforts.

Our Growth Strategies

We believe there are significant opportunities to grow our business, strengthen our competitive position and enhance our concepts through the implementation of the following strategies:

Deliver Consistent Same Store Sales

We believe we will be able to continue to generate same store sales growth by consistently providing an attractive price/value proposition for our guests through excellent service in an upscale environment. We remain focused on delivering freshly prepared, contemporary American cuisine to our guests, with exceptional quality and service for the price. Though the core menu at each concept will remain unchanged, we will continue to explore potential additions as well as limited-time featured food and drink offerings that are rotated on a weekly basis. As a result, we are able to adapt to changing consumer tastes and incorporate local offerings to reinforce our boutique restaurant feel. We continue to explore ways to increase the number of occasions and flexibility of dining options for our guests, and most recently have begun to test Sunday brunch items at select J. Alexander’s restaurants.

We have a program of continuous investment in all of our locations to maintain our store images at the highest level, and target spending $75,000 to $100,000 per year in maintenance capital expenditures per restaurant to do so. We may also selectively undertake more extensive remodels of existing units to improve back of the house efficiencies and the front of the house experience, or relocations in the event of demographic shifts in a market. We believe our investment in remodeling and relocation will generate incremental comparable sales at affected restaurants.

Pursue Disciplined New Restaurant Growth in Target Markets

We believe that J. Alexander’s and Stoney River have significant growth potential and we are in the early stages of our growth story. Historically, we have focused on organic rather than new restaurant growth but in 2012 began to establish a new restaurant development pipeline. Our first of our new restaurant openings will be in Columbus, Ohio in the fourth quarter of 2014. We believe there are significant opportunities to grow our concepts on a nationwide basis in both existing and new markets where we believe we can generate attractive unit economics.

We are constantly evaluating potential sites for new restaurant openings and currently have approximately 30 locations in approximately 20 separate markets under various stages of review and development. We believe that having a large number of sites under review at any one time is necessary in order to meet our development goals. In our experience, sites under analysis often will not result in a new restaurant location for any number of reasons, including the delay or cancelation of larger development projects on which a future restaurant may depend, the loss of potential site locations to competitors, or our ultimate determination that a site under review is not appropriate for one of our concepts. We believe that the number of available and potential sites under review by us, the anticipated costs of opening a new restaurant location and the capital resources anticipated to be available to us following the completion of this offering, will support between four and seven new store openings annually starting in 2015. However, our ability to open any particular number of restaurants in any calendar year is dependent upon many factors, risks and uncertainties beyond our control as discussed more fully elsewhere in this prospectus under the heading “Risk Factors—Risks Related to Our Business.”

Improve Margins and Leverage Infrastructure

We believe our corporate infrastructure can support a restaurant base greater than our existing footprint. As we continue to grow, we expect to drive greater efficiencies in our supply chain and leverage our technology and existing support infrastructure. We will continue to optimize restaurant operating costs at existing Stoney River restaurants as we continue to implement our best practices at those locations. As we grow our restaurant base, we expect to leverage our corporate infrastructure to enhance margins as general and administrative expenses grow at a slower rate than our restaurant base and revenues.

Properties

As of June 29, 2014, we operate 30 J. Alexander’s restaurants and 10 Stoney River restaurants and have one J. Alexander’s restaurant under construction. The following table gives the locations of, and describes our interest in, the land and buildings used in connection with our restaurants:

Location	Site and Building Owned by the Company		Site Leased and Building Owned by the Company		Site Leased to the Company		Total
	JAX	SR	JAX	SR	JAX	SR
Alabama	1						1
Colorado	1						1
Florida	2		4				6
Georgia	1	1	1	1		1	5
Illinois	2	1					3
Kansas	1						1
Kentucky		1	1				2
Louisiana			1				1
Maryland						2	2
Michigan	1		1		1		3
Missouri				1			1
Ohio(1)	3		3				6
Tennessee	3			1	2	1	7
Texas			1		1		2

Total	15	3	12	3	4	4	41

JAX = J. Alexander’s restaurants

SR = Stoney River restaurants

(1) Includes one leased location under construction

Most of our restaurant lease agreements may be renewed at the end of the initial term (generally 15 to 20 years) for periods of five or more years. Certain of these leases provide for minimum rentals plus additional rent based on a percentage of the restaurant’s gross sales in excess of specified amounts. These leases usually require us to pay all real estate taxes, insurance premiums and maintenance expenses with respect to the leased premises.

Our corporate offices are located in leased office space in Nashville, Tennessee. In addition to the properties listed in the table above, we remain party to two additional leases for closed locations, one of which we have subleased to a third party through the term of the original lease.

Certain of our owned restaurants are mortgaged as security for our credit facility. See Note 10, “Debt,” to the Consolidated Financial Statements.

Restaurant Design and Site Selection Process

Site Selection

The Company has developed a targeted site acquisition and qualification process incorporating management’s experience as well as extensive data collection, analysis and interpretation. We are actively developing restaurants in both new and existing markets, and we will continue to expand in selected regions throughout the U.S. We identify and work with a local broker to conduct preliminary research regarding potential markets and locations. The preliminary research includes an analysis of traffic patterns, parking, access, demographic characteristics, population density, level of affluence, consumer attitudes or preferences and current or expected co-retail and restaurant tenants. The brokers then present potential sites to our real estate department. If our financial criteria for the site are satisfied, our Chief Executive Officer and Chief Operating Officer visit the site and, subject to board approval, our management negotiates the lease.

For both of our concepts, our key site criteria is that the population within a five mile radius has a high concentration of our targeted guest, which includes individuals in the upper income demographic of major metropolitan areas that dine out frequently. In addition, we target high concentrations of retail and upscale office developments to support our lunch offering at J. Alexander’s and, in certain situations, at our Stoney River restaurants. We also prefer locations with high visibility and ample parking spaces for both concepts. To the extent that the majority of our Stoney River restaurants offer dinner only, the population of sites that satisfy our selection criteria will be broader relative to this concept than the population that satisfies our criteria for a new J. Alexander’s.

Restaurant Design

We do not have a standard prototype for each concept with respect to size, location or layout, which enables us to be flexible in our real estate selection process. This allows us to use a combination of new builds and conversions for our new locations. Our restaurants are generally free-standing structures using a variety of interior and exterior finishes and materials which have been developed to allow each location a unique design with a common look and feel within each concept. Each location has been designed to provide a high level of curb appeal as well as a comfortable dining experience. While our restaurants are individually designed to create an unchained feel, all locations benefit from a focus on a contemporary and comfortable aesthetic that we believe compliments our food and creates a consistent dining experience across both of the concepts. This flexibility in design has allowed the Company to utilize a variety of locations and spaces, making the best use of the real estate available.

Many of our J. Alexander’s building designs built utilize craftsman-style architecture, featuring natural materials such as stone, wood and weathered copper. Others reflect a blend of international and craftsman architecture featuring elements such as steel, concrete, stone and glass, subtly incorporated to give a contemporary feel. Several of our restaurants also feature a patio complemented by an exposed fire pit. J. Alexander’s locations typically contain approximately 6,900 to 9,000 square feet with seating for an average of approximately 220 guests. For J. Alexander’s locations we estimate that a new build, excluding land, will require a total cash investment of $4,500,000 to $5,000,000 (excluding any tenant incentives).

Stoney River locations typically contain approximately 6,400 to 8,000 square feet with seating for an average of approximately 260 guests. Some of our Stoney River locations include private dining spaces, which represented 8% of sales at Stoney River in 2013. For Stoney River locations we estimate that each new build will require a total cash investment of $3,500,000 to $4,000,000 (excluding any tenant incentives).

The flexibility of our concepts has enabled us to open restaurants in a wide variety of locations, including high-density residential areas and near shopping malls, lifestyle centers and other high-traffic locations. On average, it takes us approximately 12 to 18 months from identification of the specific site to opening the doors for business. In order to maintain consistency of food and customer service as well as the unique atmosphere at our restaurants, we have set processes and timelines to follow for all restaurant openings.

Hiring and Training

We are highly focused on providing an unparalleled experience to our guests. Achieving this experience is intricately tied to careful hiring, thorough training and an apprenticeship for management trainees that provides intimate knowledge of every facet of our restaurants. We have implemented a sophisticated and stringent hiring and training program. Maintaining the uniqueness of culture, with our focus on quality and training, starts with hiring. Excluding the needs of new restaurants, we hire approximately 60 to 75 new management trainees annually. With new locations, we believe this number will increase to approximately 90 to 105 per year. We focus our recruiting efforts on approximately fifteen of the best culinary programs in the country where we believe our long relationships with the schools enable us to identify and recruit the most promising students. These graduates typically spend three to five years at J. Alexander’s before they are promoted to a department responsibility or a general manager role. During that time they experience every job in the restaurant. Because of our focus on quality and training, we have traditionally found that some of our most successful managers have been hired from within.

Every employee, regardless of previous experience, goes through a thirteen week training program at the beginning of their employment. Certain positions start the “on the job” portion of their training during that thirteen week training period, also working shifts in their designated job as they complete the training program. Since FNH transferred the Stoney River Assets to us, our hiring and training practices have been rolled out across all of the Stoney River restaurants.

Suppliers

To ensure that we can maintain consistent price and quality throughout our restaurants, we use centralized contracts with a network of third-party vendors, suppliers and distributors to provide our required items. We provide each vendor with a strict set of specifications to ensure that our food quality is maintained at the highest level. Where possible, we may also take advantage of local farms or purveyors to provide in-season products to supplement our regular menu with recipes featuring high quality local or “farm-to-table” products. When prices rise on any of our commodities, we work with our menu development team to create new and unique menu additions that can make the most efficient use of the products we have purchased or to improve the food margin of products on the menu.

Beef is the largest percentage of our food costs, representing 29.8% of total food and beverage costs in 2013. We purchase our beef directly from the producers, rather than through a distributor or third party supplier. We believe that direct relationships with these vendors provide us cost and flexibility advantages that may not be available from third party distributors. We have purchased beef from our current beef supplier for multiple consecutive years and anticipate this will continue for the foreseeable future. We do not hedge our beef purchases, and instead rely on our direct purchases and menu innovation to offset potential price increases.

While most of our current supply contracts are for no longer than one year, we have been purchasing from many of our suppliers for many years and believe that our relationships are strong, and their financial position secure. However, we believe that we do not rely on any single-source supplier that could not be replaced with one or more alternative suppliers without disruption. Should there be any disruption in our supply chain, we believe we have created a set of product specifications that can be met by a number of common restaurant suppliers.

Seasonality

Our net sales and net income have historically been subject to seasonal fluctuations. Net sales and operating income typically reach their highest levels during the fourth quarter of the fiscal year due to holiday business and the first quarter of the fiscal year due in part to the redemption of gift cards sold during the holiday season. In addition, certain of our restaurants, particularly those located in south Florida, typically experience an increase in customer traffic during the period between Thanksgiving and Easter due to an increase in population in these markets during that portion of the year. Certain of our restaurants are located in areas subject to hurricanes and tropical storms, which typically occur during our third and fourth quarters, and which can negatively affect our net sales and operating results. As a result of these and other factors, our financial results for any given quarter may not be indicative of the results that may be achieved for a full fiscal year.

Intellectual Property and Trademarks

We own a number of trademarks and service marks registered with the PTO. We have registered the following marks with the PTO, among others: “J. Alexander’s Restaurant,” “Black River Angus Beef,” “Black River Premium Beef,” “Legendary Steaks,” “Stoney River,” “Stoney River Legendary Steaks,” and “Stoney River Legendary Filet.” In addition, we have also registered the Internet domain names www.jalexanders.com and

www.stoneyriver.com, among others, and have registered certain copyrights with the U.S. Copyright Office, including copyrights with respect to the J. Alexander’s menu and the J. Alexander’s cocktail menu.

We believe that our trademarks, service marks and other intellectual property rights have significant value and are important to the marketing of our concepts, and it is our policy to protect and defend vigorously our rights to such intellectual property. However, we cannot predict whether steps taken to protect such rights will be adequate. See “Risk Factors—Risks Related to Our Business—The failure to enforce and maintain our intellectual property rights could enable others to use names confusingly similar to the names and marks used by our restaurants, which could adversely affect the value of our concepts.”

Regulatory, Environmental, Health and Safety Matters

Environmental

We are subject to federal, state and local environmental laws and regulations concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, or exposure to, hazardous or toxic substances (“environmental laws”). These environmental laws can provide for significant fines and penalties for non-compliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third-parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. We are not aware of any environmental laws that will materially affect our earnings or competitive position, or result in material capital expenditures relating to our restaurants. However, we cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered, interpreted or enforced, or the amount of future expenditures that we may need to make to comply with, or to satisfy claims relating to, environmental laws. It is possible that we will become subject to environmental liabilities at our properties, and any such liabilities could materially affect our business, financial condition or results of operations. See “Risk Factors—Risks Related to Our Business—Compliance with environmental laws may negatively affect our business.”

Health and Safety

We are subject to extensive and varied federal, state and local government regulation, including regulations relating to the sale of food and alcoholic beverage, public and occupational health and safety, sanitation and fire prevention. We operate each of our restaurants in accordance with standards and procedures designed to comply with applicable codes and regulations. However, an inability to obtain or retain health department or other licenses would adversely affect our operations. Although we have not experienced, and do not anticipate, any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular restaurant or group of restaurants.

In addition, in order to develop and construct restaurants, we must comply with applicable zoning, land use and environmental regulations. Such regulations have not had a material effect on our operations to date, but more stringent and varied requirements of local governmental bodies could delay or even prevent construction and increase development costs for new restaurants. We are also required to comply with the accessibility standards mandated by the ADA, which generally prohibits discrimination in accommodation or employment based on disability. The ADA became effective as to public accommodations and employment in 1992. Construction and remodeling projects completed by us at J. Alexander’s since January 1992 and Stoney River since March 2013 have taken into account the requirements of the ADA. We may in the future have to modify restaurants, by adding access ramps or redesigning certain architectural fixtures for example, to provide service to or make reasonable accommodations for disabled persons. While these expenses could be material, our current expectation is that any such actions will not require substantial capital expenditures.

A significant amount of our revenues is attributable to the sale of alcoholic beverages. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants, including the minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages. We are also subject in certain states to “dram shop” statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Of the 14 states where we operate, most have dram-shop statutes or recognize a cause of action for damages relating to sales of alcoholic beverages to obviously intoxicated persons and/or minors. We carry liquor liability coverage as part of our existing comprehensive general liability insurance.

In addition, we are subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act and various other federal and state laws governing similar matters including minimum wages, overtime, workplace safety and other working conditions. We may also be subject to lawsuits from our employees, the U.S. Equal Employment Opportunity Commission or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters, and we have been party to such matters in the past. See “Risk Factors—Risks Related to Our Business—Governmental regulation may adversely affect our ability to open new restaurants or otherwise adversely affect our business, financial condition and results of operations.”

PPACA, enacted in March 2010, requires chain restaurants with 20 or more locations in the United States operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. A number of states, counties and cities have also enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Many of these requirements are inconsistent or are interpreted differently from one jurisdiction to another. While our ability to adapt to consumer preferences is a strength of our concepts, the effect of such labeling requirements on consumer choices, if any, is unclear at this time. See “Risk Factors—Risks Related to Our Business—Legislation and regulations requiring the display and provision of nutritional information for our menu offerings and new information or attitudes regarding diet and health could result in changes in consumer consumption habits that could adversely affect our results of operations.”

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with Hazard Analysis & Critical Control Points (“HACCP”) management systems may now be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP programs and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. For example, the Food Safety Modernization Act, signed into law in January 2011, granted the FDA new authority regarding the safety of the entire food system, including through increased inspections and mandatory food recalls. We anticipate that the new requirements may impact our industry. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise harm our business. See “Risk Factors—Risks Related to Our Business—Governmental regulation may adversely affect our ability to open new restaurants or otherwise adversely affect our business, financial condition and results of operations.”

We are also subject to laws and regulations relating to information security, privacy, cashless payments, gift cards and consumer credit protection and fraud, and any failure or perceived failure to comply with these laws and regulations could harm our reputation or lead to litigation, which could adversely affect our financial condition.

Information Technology

All of our restaurants use computerized point of sale systems created by Micros Systems, which we believe are scalable to support our future growth plans. We utilize a Windows-based accounting software package and a network that enables electronic communication throughout the Company. In addition, all of our restaurants utilize touch screen point-of-sale and electronic gift card systems, and also employ a theoretical food costing program, all of which were specifically designed for the restaurant industry. We use our management information systems to develop pricing strategies, identify food cost issues, monitor new product acceptance and evaluate restaurant-level productivity. The system also supplies sales, bank deposit and variance data to our accounting department on a daily basis. We use this data to generate daily sales information and weekly consolidated reports regarding sales and other key measures, as well as preliminary weekly detailed profit and loss statements for each location with final reports following the end of each period. We expect to continue to develop our management information systems to assist management in analyzing business issues and to improve efficiency.

Employee Matters

As of June 29, 2014, we employed approximately 3,200 persons, including 41 on the corporate staff. We believe that our employee relations are good. We are not a party to any collective bargaining agreements.

Legal Proceedings

We are a defendant from time to time in various claims or legal proceedings arising in the ordinary course of our business, including claims relating to injury or wrongful death under “dram shop” laws, labor-related claims, workers’ compensation matters, discrimination and similar matters, claims resulting from “slip and fall” accidents, claims relating to lease and contractual obligations, federal and state tax matters and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. We do not believe that any of the legal proceedings pending against us as of the date of this prospectus will have a material adverse effect on our liquidity or financial condition. We may incur liabilities, receive benefits, settle disputes, sustain judgments or accrue expenses relating to legal proceedings in a particular fiscal year which may adversely affect our results of operations, or on occasion, receive settlements that favorably affect our results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding the current members of our board of directors, our director nominees and executive officers.

Name	Age(1)	Position
Lonnie J. Stout II	67	Director, President and Chief Executive Officer
Mark A. Parkey	52	Vice President, Chief Financial Officer and Treasurer
J. Michael Moore	54	Vice President and Chief Operating Officer
Brent B. Bickett	50	Director
Timothy T. Janszen	50	Director

(1)	Age as of October 6, 2014.

Lonnie J. Stout II

Mr. Stout has been a director and President and Chief Executive Officer of the issuer since its formation. Prior to that time, he was a director/manager (as applicable), President and Chief Executive Officer of JAC, the Operating LLC and J. Alexander’s, LLC, positions he has held since May 1986. Mr. Stout joined JAC in 1979 and since that time has held various leadership roles, including Executive Vice President and Chief Financial Officer of JAC from October 1981 to May 1984, and a member of the board of directors of JAC from 1982 until October 2012, and served as Chairman from July 1990 until October 2012. He is a certified public accountant, inactive, as well as a Chartered Global Management Accountant and a graduate of Tennessee Technological University. Mr. Stout has over 30 years of experience in the hospitality, food services and restaurant business. His industry knowledge and experience make him a vital component to our board of directors.

Mark A. Parkey

Mr. Parkey has served as Vice President, Chief Financial Officer and Treasurer of the issuer since its formation. He has held the same positions at the Operating LLC and J. Alexander’s, LLC since May 2013. Prior to becoming the Chief Financial Officer, Mr. Parkey served as Vice President of JAC from May 1999 to October 2012, Controller of JAC from May 1997 to October 2012, Vice President and Controller of the Operating LLC and J. Alexander’s, LLC from October 2012 until August 2013 and as the Director of Finance of JAC from January 1993 to May 1997. He is a certified public accountant, inactive, as well as a Chartered Global Management Accountant and a graduate of Harding University. His previous experience includes positions as audit manager with the accounting firms Ernst & Young LLP and Steele Martin Jones & Company, PLC (formerly Steele Carter and Martin).

J. Michael Moore

Mr. Moore has served as Vice President and Chief Operating Officer of the issuer since its formation. He has held the same positions at the Operating LLC and J. Alexander’s, LLC since May 2013. Prior to becoming Chief Operating Officer, Mr. Moore served as Vice President of Human Resources and Administration of JAC from November 1997 to October 2012, and of the Operating LLC and J. Alexander’s, LLC from October 2012 to July 2013. Mr. Moore also served as Director of Human Resources and Administration of JAC from August 1996 to November 1997 and as the Director of Operations of J. Alexander’s Restaurants, Inc. from March 1993 to April 1996. Mr. Moore joined JAC in 1991 as General Manager of the first J. Alexander’s restaurant, and since that time, Mr. Moore has supervised the training and opening of all J. Alexander’s restaurants. He is a graduate of Emory and Henry College. His previous experience includes operational management as area director with Brinker International, Inc.

Brent B. Bickett

Mr. Bickett has served as President of FNF (NYSE: FNF) since December 2013. Previously, Mr. Bickett served as Executive Vice President, Corporate Finance of FNF from 2003 to December 2013. He joined FNF in 1999 as a Senior Vice President, Corporate Finance, and has served as an executive officer of FNF since that time. Mr. Bickett also serves on the board of directors and compensation committee of Remy International, Inc. In addition, Mr. Bickett served as Corporate Executive Vice President, Corporate Finance of Fidelity National Information Services, Inc. from 2006 through June 30, 2012. Since January 1999, Mr. Bickett has had primary responsibility for all merger and acquisition related activities, strategic investments and financing activities for FNF and its operating subsidiaries. Mr. Bickett has been a director of the issuer since its formation. Additionally, Mr. Bickett has served on the board of managers of the Operating LLC and J. Alexander’s, LLC since February 2013 and January 2013, respectively. Mr. Bickett’s sophisticated financial experience and executive management skills gained through his experience in senior financial and management roles within FNF and its affiliated companies make him an important contributor to our board.

Timothy T. Janszen

Mr. Janszen has been the Chief Executive Officer of Newport Global Advisors since September 2005. Mr. Janszen serves as an Operating Manager at NGA Blocker, LLC. He also serves as Principal Executive Officer and Operating Manager of NGA Holdco, L.L.C. Prior to joining Newport Global Advisors, Mr. Janszen held a number of positions, including Managing Director, at AIG Global Investment Group, which he had joined in 2001. Mr. Janszen received a Bachelor of Science in Business Administration from Xavier University in Cincinnati, Ohio in 1986. Mr. Janszen has been a director of the issuer since its formation. Additionally, Mr. Janszen has served on the board of managers of the Operating LLC and J. Alexander’s, LLC since February 2013 and January 2013, respectively. As a member of our board of directors, Mr. Janszen contributes strategic, financial and capital markets expertise through his career with investment advisory firms. Mr. Janszen also contributes insights on board leadership developed through his service on the board of directors of several other companies.

The following is a description of our anticipated governance structure to be adopted and effective upon the completion of this offering:

Overview of our Board Structure

Following our initial public offering, FNFV will continue to beneficially own more than 50% of the voting power of our common stock. As a result, we are considered a “controlled company” under the NYSE listing standards. “Controlled companies” under those rules are companies of which more than 50% of the voting power is held by an individual, a group or another company. On this basis, we will avail ourselves of the “controlled company” exception under the NYSE listing standards and we are not subject to the NYSE listing requirements that would otherwise require us to have: (a) a board of directors comprised of a majority of independent Directors; (b) a compensation committee composed solely of independent Directors; and (c) a nominating committee composed solely of independent Directors.

Our amended and restated charter will provide that our board of directors will consist of between three and 15 directors. The exact number of directors will be fixed from time to time by a majority of our board of directors. In accordance with our amended and restated charter, our board of directors will be divided into three classes of directors, designated Class I, Class II and Class III, each class with overlapping three-year terms. Each class will constitute, as nearly as possible, one-third of the total number of directors.

In accordance with our amended and restated charter, one class of directors will be elected at each annual meeting of shareholders to serve for a three-year term. However, because we will be a newly established public company, the term of the initial Class I directors will terminate on the date of the 2015 annual meeting of shareholders; the term of the initial Class II directors will terminate on the date of the 2016 annual meeting of shareholders and the term of the initial Class III directors will terminate on the date of the 2017 annual meeting of shareholders. At each annual meeting of shareholders beginning in 2015, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. As a result, approximately one-third of our board of directors will be elected each year. There will be no limit on the number of terms a director may serve on our board of directors.

Neither FNFV nor Newport, nor any other shareholder, will have contractual rights to designate nominees for election to our board of directors. Following our initial public offering, nominees to our board of directors will be designated and elected in accordance with our amended and restated bylaws and our amended and restated charter. Because we do not intend to establish a standing nominating committee in reliance upon applicable NYSE “controlled company” exceptions discussed above, our board of directors as a whole will be responsible for evaluating and recommending director nominees for election to our board of directors. At this time, each of FNFV and Newport has one member of our board of directors that is affiliated with such entity and it is anticipated that each of FNFV and Newport will continue to have one or more members of our board of directors that is an affiliate of such entity.

Our amended and restated charter will provide that, subject to any rights of any voting group established pursuant to our amended and restated bylaws or any applicable shareholders’ agreement, any director may be removed from office at any time but only for cause and only by (i) the affirmative vote of the holders of 66 2/3% of the voting power of the shares entitled to vote for the election of directors, considered for this purpose as one class, or (ii) the affirmative vote of a majority of the entire board of directors then in office. In addition, our amended and restated charter will provide that any vacancy on the board of directors, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors will administer this oversight function directly, with support from its two standing committees, the audit committee and the compensation committee, each of which addresses risks specific to its respective areas of oversight. In particular, our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also will monitor compliance with legal and regulatory requirements. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Until such time, if any, as a separate nominating and corporate governance committee is established, our board of directors monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct.

Independent Directors

As a controlled company, our board of directors is not required to consist of a majority of directors who meet the definition of independent under the NYSE listing requirements, but will become subject to certain independence requirements relating to the audit committee. The audit committee is currently required to consist of only one director who satisfies the independence requirements under the NYSE listing requirements and Rule 10A-3 under the Exchange Act until the date that is ninety days after the date of this public offering, after which time the audit committee must consist of a majority of directors who satisfy the independence requirements under the NYSE listing requirements and Rule 10A-3 under the Exchange Act. The audit committee is required to consist solely of independent directors by the first anniversary of the initial public offering.

Our Corporate Governance Guidelines will provide that after we cease to be a controlled company and following any phase-in period permitted under the NYSE listing standards, our board of directors will consist of a majority of independent directors. Our board of directors will evaluate our relationships of each director and nominee and makes a recommendation to our board of directors as to whether to make an affirmative determination that such director or nominee is independent. Under our Corporate Governance Guidelines, an “independent” director will be one who meets the qualification requirements for being independent under applicable laws and the corporate governance listing standards of the NYSE.

Our board of directors will evaluate the independence of directors and director nominees under the criteria established by the NYSE for director independence and for audit committee membership.

Board Committees

Prior to the completion of this offering, our board of directors will establish an audit committee and compensation committee. Each committee will operate under a charter approved by our board of directors. Following this offering, copies of each committee’s charter will be posted on the Corporate Governance section of our website, www.jalexandersholdings.com.

Audit Committee. When established, our audit committee will have a chairman and will include at least one director who will have been determined to be independent under applicable NYSE and SEC rules, each of whom will meet the financial literacy requirements under the NYSE listing standards and at least one of whom will qualify as an “audit committee financial expert” within the meaning of SEC rules and regulations. The functions of this committee will include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

•

reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and other matters;

•	preparing the report of the audit committee that the SEC requires in our annual proxy statement;

•	overseeing risks associated with financial matters such as accounting, internal controls over financial reporting and financial policies;

•	reviewing and providing oversight with respect to any related party transactions and monitoring compliance with our code of ethics; and

•	reviewing and evaluating, at least annually, the performance of the audit committee, including compliance of the audit committee with its charter.

Following this offering, both our independent registered public accounting firm and management personnel will periodically meet privately with our audit committee.

Compensation Committee. When established, the functions of our compensation committee will include, among other things:

•	reviewing and recommending to our board of directors the compensation and other terms of employment of our executive officers;

•	reviewing and recommending to our board of directors performance goals and objectives relevant to the compensation of our executive officers;

•	evaluating and approving the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	evaluating and recommending to our board of directors the type and amount of compensation to be paid or awarded to Board members;

•	administering our equity incentive plans;

•	reviewing and recommending to our board of directors policies with respect to incentive compensation and equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•	evaluating and overseeing risks associated with compensation policies and practices;

•

reviewing and recommending to our board of directors the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers and other members of senior management;

•	preparing the report of the compensation committee that the SEC requires in our annual proxy statement;

•	reviewing the adequacy of its charter on an annual basis; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee, including compliance of the compensation committee with its charter.

Nominating and Corporate Governance Matters

We do not intend to establish a standing nominating and corporate governance committee at this time, which our board of directors believes is appropriate, given its size. Until such time as a separate committee is established, matters commonly delegated to such a committee will be exercised by our whole board of directors. Nominating functions to be exercised by our board of directors will include, among other things:

•	identify, review and evaluate candidates to serve on our board of directors;

•	determine the minimum qualifications for service on our board of directors;

•	evaluate director performance on our board of directors and applicable committees of our board of directors;

•	evaluate, nominate and recommend individuals for membership on our board of directors; and

•	consider nominations by shareholders of candidates for election to our board of directors.

Corporate governance functions to be exercised by our board of directors will include, among other things:

•	consider and assess the independence of members of our board of directors;

•	develop, as appropriate, a set of corporate governance principles, and review and make any changes to such principles;

•	periodically review our policy statements; and

•	evaluate, at least annually, the performance of its committees.

Compensation Committee Interlocks and Insider Participation

None of our executive officers have served as a member of the board of directors or compensation committee of any related entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. A copy of the code will be posted on our corporate website, which will be located at www.jalexandersholdings.com. Any amendments to our code of conduct will be disclosed on our Internet website promptly following the date of such amendment or waiver.

EXECUTIVE COMPENSATION

As an “emerging growth company,” we have opted to comply with the executive compensation disclosure rules applicable to a “smaller reporting company” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for our Chief Executive Officer and the two most highly compensated executive officers other than our Chief Executive Officer, whom we collectively refer to as the “named executive officers” in this prospectus.

Summary Compensation Table

The following table sets forth certain summary information for the year indicated with respect to the compensation awarded to, earned by, or paid to the named executive officers for 2013 in their capacity as employees and officers of our subsidiaries.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)(4)	Total ($)
Lonnie J. Stout II	2013	430,400	253,149	29,846	713,395
President, Chief Executive Officer and Director

Mark A. Parkey	2013	188,350	73,504	253,678	515,532
Vice President and Chief Financial Officer

J. Michael Moore	2013	197,311	76,914	215,032	489,257
Vice President and Chief Operating Officer

(1)

Amounts shown are not reduced to reflect the named executive officers’ contributions to our 401(k) and deferred compensation plans. Amounts shown are amounts actually earned by the named executive officer during the year. Amounts reflect raises effective in mid-year 2013.

(2)	Amounts shown reflect the amounts earned by the named executive officers pursuant to the Bonus Plan (as defined below) for 2013.
(3)

Amounts shown reflect the value to each of the named executive officers of: the expense recognized by us relating to the vested benefit under their Amended and Restated Salary Continuation Agreements; contributions allocated by us pursuant to our 401(k) plan and, with respect to Mr. Moore only, our deferred compensation plan; an auto allowance; reimbursements for certain auto-related expenses; our reimbursement of employee medical insurance contributions; payments received under a supplemental medical reimbursement insurance plan; payments of supplemental disability insurance premiums; and certain other benefits that vary by the named executive officer, including group life insurance premiums, tax preparation and planning services, a health club membership stipend and the limited use of Company-owned tickets to Tennessee Titans games.

(4)

The following table details for each named executive officer the expense recognized by us over the 2013 fiscal year relating to the named executive officer’s vested Amended and Restated Salary Continuation Agreement benefits. No amounts were actually paid to the employee.

Named Executive Officer	Non-Cash Expense Recognized Relating to the Vested Benefit Under the Amended and Restated Salary Continuation Agreements
Lonnie J. Stout II	—	(a)
Mark A. Parkey	$222,918
J. Michael Moore	$184,361

(a)

As a result of forecasted interest rates for the 15-year period during which Mr. Stout is eligible to receive his vested benefit, we recognized income for the 2013 fiscal year relating to our obligations with respect to Mr. Stout’s Amended and Restated Salary Continuation Agreement. Consequently, no amount of expense is reported in the “All Other Compensation” column of the Summary Compensation Table with respect to Mr. Stout’s Amended and Restated Salary Continuation Agreement.

Narrative Disclosure to Summary Compensation Table

Compensation Philosophy. The executive compensation program, which for 2013 was administered by the Operating LLC’s board of managers, and following this offering, will be administered by the compensation committee of our board of directors, compensates management primarily through a combination of base salary and annual cash incentives. The goal of the executive compensation program is to attract and retain talent through incentives that reward outstanding Company and individual performance and the creation of shareholder value. Base salaries are intended to provide cash compensation at a level appropriate for the named executive officer’s experience and responsibilities. Our incentive compensation, which for 2013 took the form of a cash incentive program, is designed to align a portion of the management incentives with the interests of our equity holders.

Base Salary. Base salaries are reviewed annually and may be adjusted in light of individual past performance, tenure, any change in the named executive officer’s position or responsibilities within our organization, or rates of inflation. We review the base salary of the Chief Executive Officer and receive recommendations from the Chief Executive Officer regarding base salaries for the other named executive officers. Base salaries of the named executive officers commencing July 1, 2014 are listed in the table below.

Named Executive Officer	2014 Base Salary(1)
Lonnie J. Stout II	$550,000
Mark A. Parkey	$208,000
J. Michael Moore	$208,000

(1)

Effective July 1, 2014, the salaries of the named executive officers were increased to reflect favorable executive performance and customary annual raises and, in the case of Mr. Stout, an increase to reflect his performance and his increased responsibilities.

Cash-Based Incentive Compensation. Part of our compensation philosophy is to incentivize the named executive officers using cash-based incentive compensation tied primarily to our business objectives. We approve the payment of annual cash incentive compensation, if earned, because we believe they reward executives for achieving our shorter-term business objectives.

In 2013, all named executive officers participated in our cash incentive bonus plan (the “Bonus Plan”) under which they were eligible to receive a cash payment based on the achievement of certain performance targets. Performance targets are set annually by the board of directors and communicated to participants. The amount of the cash payment is a percentage of the officer’s annual base salary earned by the officer during the applicable fiscal year. Each participant in the Bonus Plan is assigned an annual award target expressed as a percentage of the participant’s base salary earned during the applicable fiscal year. This annual award target is generally determined based on seniority, level of responsibility within our organization, and such person’s ability to influence profitability, meet our stated objectives of operational excellence and ensure the integrity of our financial statements and our reputation in the business community. In addition, our board of directors has the discretionary authority to modify the annual award target based on its assessment of the individual participant’s performance.

The Bonus Plan is designed to provide 100% of a participant’s annual award target for achieving targeted performance, 50% of a participant’s annual award target for achieving a minimum acceptable (threshold) level of performance (typically, 90% of the targeted performance level), and up to a maximum of 200% of a participant’s annual award target for achieving maximum performance (typically, 120% of the targeted performance level). Payouts between the threshold and maximum amounts are interpolated in 1% increments in relation to the performance level achieved. No payments will be made for performance below the threshold level.

The performance targets for 2013 were calculated based on our achievement of designated levels of earnings before net interest expense, income taxes, depreciation, amortization, any pre-opening expenses, certain impairment charges, if applicable, along with adjustments for other items that do not reflect our performance for a given fiscal year (the “Plan Adjusted EBITDA”). Plan Adjusted EBITDA for 2013 did not include the operational results of Stoney River, as the Plan Adjusted EBITDA targets were established prior to the transfer by FNH of the Stoney River Assets to us. The table below summarizes the potential cash incentives for each of our named executive officers based on our achievement of the threshold, target and maximum Adjusted Plan EBITDA goals for 2013.

Named Executive Officer	Threshold Plan Adjusted EBITDA	Target Plan Adjusted EDITDA	Maximum Plan Adjusted EBITDA
Lonnie J. Stout II	17.5% of Base Salary	35% of Base Salary	70% of Base Salary
Mark A. Parkey	12.5% of Base Salary	25% of Base Salary	50% of Base Salary
J. Michael Moore	12.5% of Base Salary	25% of Base Salary	50% of Base Salary

As a result of our achievement of Plan Adjusted EBITDA between the target and maximum goals, each named executive officer received an award equal to approximately 156% of their targeted award level for 2013, using the interpolation method described above. Consequently, Mr. Stout received a cash award pursuant to the Bonus Plan equal to 54.64% of his base salary earned in 2013 and Messrs. Parkey and Moore each received a cash award pursuant to the Bonus Plan equal to 39.03% of their respective base salaries earned in 2013.

The Operating LLC’s board of managers has established performance targets pursuant to the Bonus Plan for 2014, and the named executive officers will be eligible to receive incentive cash payments if we achieve designated performance levels of Plan Adjusted EBITDA, which, for 2014, will be based on the performance of both J. Alexander’s and Stoney River. The table below summarizes the potential cash incentives for each of our named executive officers based on our achievement of the threshold, target and maximum Adjusted Plan EBITDA goals for 2014.

Named Executive Officer	Threshold Plan Adjusted EBITDA	Target Plan Adjusted EDITDA	Maximum Plan Adjusted EBITDA
Lonnie J. Stout II	50% of Base Salary	100% of Base Salary	200% of Base Salary
Mark A. Parkey	25% of Base Salary	50% of Base Salary	100% of Base Salary
J. Michael Moore	25% of Base Salary	50% of Base Salary	100% of Base Salary

Cash Bonuses. On occasion, we have awarded discretionary cash bonus payments to the named executive officers to reward superior individual performance during a fiscal year. No discretionary cash bonus payments were made during 2013.

Special Recognition Bonuses. The Operating LLC’s board of managers has determined that a special recognition bonus program is appropriate to reward a group of our senior executives and other employees in recognition of their efforts and exceptional contributions to us in connection with this offering. Prior to completion of this offering, the Operating LLC’s board of managers will determine the amount of the special recognition bonus to be paid to Mr. Stout, and together with Mr. Stout, the board of managers will determine the bonus payments for other senior executives and other employees. Based on individual contributions in furtherance of this offering, it is anticipated that Messrs. Stout, Parkey and Moore will receive special recognition bonuses upon completion of this offering in amounts to be determined in accordance with the preceding sentence.

Profits Interest Incentive Awards. In connection with this offering, the Operating LLC will adopt a Profits Interest Incentive Plan and will grant equity incentive awards to our management team, including our named executive officers, and other key employees in the form of Grant Units. See “Our Corporate Structure—The Operating LLC Profits Interest Incentive Plan” for a summary of the material terms of the Profits Interest Incentive Plan.

Employment Agreements. On December 26, 2008, JAC entered into employment agreements with Messrs. Stout, Parkey and Moore, which were each subsequently amended on July 30, 2012. The agreements provide that each of the named executive officers will continue to serve in their current offices and such other office or offices to which he may be appointed or elected by our board of directors for the term of the agreement. Following the initial three-year term, each agreement has been subject to successive one-year automatic renewals unless either party gives written notice to the other party not less than 90 days prior to the end of the then-current term that it is electing not to extend the agreement. Each agreement provides for the named executive officer to continue to receive his current annual base salary as well as customary benefits, including remuneration pursuant to our cash compensation incentive plans (assuming applicable performance targets are met) or any long-term incentive award plans offered generally to our executives and health insurance. Pursuant to the terms of each agreement, we will also reimburse the named executive officer for all reasonable business expenses incurred by such named executive officer in performance of his duties. Compensation payable under the agreements will be, following the completion of this offering, subject to annual review by the compensation committee of our board of directors, and may be increased as the compensation committee deems advisable.

Each agreement provides for certain payments upon the termination of the named executive officer’s employment. Details of these payments and obligations are discussed below under the heading “Potential Payments Upon Termination or Change in Control.” In addition to these payments, if (i) the named executive officer is terminated other than as a result of death or for “cause” and (ii) the named executive officer does not obtain substantially similar health insurance coverage as provided for in his employment agreement, then once the period for which we are obligated to provide health insurance coverage under the employment agreement ends, we must use commercially reasonable efforts to make available to the named executive officer health insurance benefits for the named executive officer and his dependents under our then-existing health insurance plan at the named executive officer’s expense (and at no additional cost to us). Further, pursuant to the terms of each of the agreements, each named executive officer is prohibited from (i) competing with us (A) during the term of his employment and (B) for a period of one year following termination of employment if the named executive officer receives payments under the employment agreements in connection with termination without “cause” or by the named executive officer for “good reason” and (ii) soliciting, without our written consent, the services of our executive officers (or otherwise soliciting our executive officers to terminate their employment or agency with us) for a period of one year following termination of employment if the named executive officer receives payments under the employment agreements in connection with termination without “cause” or by the named executive officer for “good reason.” The named executive officer is also subject to certain confidentiality and non-disclosure obligations.

Retirement Benefits. We provide a vested salary continuation benefit as the primary retirement benefit for certain senior executives, including our named executive officers. Each named executive officer receives this retirement benefit through Amended and Restated Salary Continuation Agreements between us and such named executive officer. A description of the vested salary continuation benefits provided to each named executive officer under these agreements is described below under “Potential Payments upon Termination or Change in Control.” In addition, we provide the named executive officers certain other retirement benefits, including participation in our 401(k) plan and a non-qualified deferred compensation plan. Each plan allows the named executive officer to defer a portion of his compensation income on a pre-tax basis through contributions to the plan. We will match 25% of the named executive officer’s total elective contributions up to 3% of the named executive officer’s compensation for the plan year (taking into account elective contributions to both plans). Earnings, gains and losses on deferral accounts under the non-qualified deferred compensation plan are determined quarterly and credited to participant accounts based on the gains or losses of hypothetical measurement funds selected by the plan’s administrative committee. We do not provide above-market or preferential earnings on deferred compensation.

Outstanding Equity Awards at 2013 Fiscal Year-End Table

None of the named executive officers had any outstanding equity awards at the end of fiscal 2013.

Potential Payments Upon Termination or Change in Control

Payments Pursuant to the Employment Agreements. Under each of the employment agreements discussed above under “Narrative Disclosure to Summary Compensation Table,” if we terminate the employment of the named executive officer with “cause,” or the named executive officer terminates employment without “good reason,” we are required to pay the named executive officer his salary, prior year bonus (if any) and benefits, in each case, already earned but unpaid through the date of such termination (the “accrued obligations”). If we terminate the employment of Mr. Stout without “cause,” including non-renewal by us, or if Mr. Stout resigns for “good reason,” Mr. Stout will receive the accrued obligations and will also be entitled to receive (i) a lump sum cash payment equal to 2.99 times his base salary then in effect, (ii) a lump sum cash payment equal to 2.99 times the greater of (a) the cash bonus paid, or earned but not yet paid, in respect of the previous fiscal year or (b) the average bonus paid, or earned but not yet paid, in respect of the last three fiscal years, and (iii) health insurance benefits substantially commensurate with our standard health insurance benefits for Mr. Stout and his spouse and dependents for a period of up to two years, with such benefits terminating prior to the end of such two-year period if he receives substantially similar coverage and benefits from a subsequent employer. For each of Messrs. Parkey and Moore, the applicable severance amounts payable under their respective employment agreements in the event of a termination of employment by us without “cause” or a resignation by the named executive officer for “good reason” include (i) the accrued obligations, (ii) a lump sum cash payment equal to 2.00 times his base salary then in effect, (iii) a lump sum cash payment equal to 2.00 times the greater of (a) the cash bonus paid, or earned but not yet paid, in respect of the previous fiscal year or (b) the average bonus paid, or earned but not yet paid, in respect of the last three fiscal years, and (iii) health insurance benefits substantially commensurate with our standard health insurance benefits for the named executive officers and his spouse and dependents for a period of up to two years, with such benefits terminating prior to the end of such two-year period if he receives substantially similar coverage and benefits from a subsequent employer. For Mr. Stout, who is also party to a Severance Benefits Agreement (more fully described below under “—Payments Made Pursuant to the Severance Benefits Agreement”) entitling him to 18 months’ salary upon termination of employment by us without “cause” or resignation by him for “reason,” the applicable severance amounts payable under the employment agreements in the event of termination without “cause” and for “good reason” are reduced by amounts actually paid under his Severance Benefits Agreement.

Under the employment agreements, in the event of termination without “cause” or if the named executive officer resigns for “good reason,” each within the 36-month period following a “change in control,” each named executive officer will be entitled to receive the severance payments and benefits described above, however, for Messrs. Moore and Parkey the severance multiple is increased from 2.00 to 2.99 and for each of Messrs. Stout, Moore and Parkey the duration of the health insurance benefits continuation is increased from a period of up to two years to a continuation of up three years. In addition, all unvested equity incentive plan awards held by the named executive officer will vest upon a termination without “cause” or if the named executive officer resigns for “good reason” within the 36-month period following a change in control.

Under the employment agreements, we may terminate the employment of the named executive officers with “cause” upon the occurrence of any of the following events (after we have provided proper notice and given the named executive officer the opportunity to remedy the condition in accordance with the procedures set forth in his respective employment agreement): (i) conviction of a felony or a crime involving misappropriation or embezzlement; (ii) willful and material wrongdoing on the part of the named executive officer, including, but not limited to, acts of dishonesty or fraud, which have a material adverse effect on us or any of our subsidiaries; (iii) repeated material failure of the named executive officer to follow our direction or the direction of our board of directors regarding the material duties of employment; or (iv) material breach by the named executive officer of a material obligation under his employment agreement. Under the employment agreements, the named executive officers may terminate their employment for “good reason” within two years of the occurrence of any of the following events (after the named executive officers have provided proper notice and given us the opportunity to remedy the condition in accordance with the procedures set forth in his respective employment agreement): (i) a material reduction by us in the named executive officer’s title or position, or a material reduction by us in the named executive officer’s authority, duties or responsibilities (which, in the case of Mr. Stout, includes no longer serving on our board of directors) or the assignment by us to the named executive officers of any duties or responsibilities that are materially inconsistent with such title, position, authority, duties or responsibilities; provided, however, that in the cases of Messrs. Stout and Moore, the assignment of the named executive officer to a position at FNH in its main corporate office or upscale division office in Nashville, Tennessee with similar duties and responsibilities and substantially similar salary and benefits or their equivalent value as the executive’s salary and benefits prior to the acquisition of JAC by FNF will not give rise to the named executive officer’s right to terminate his employment for “good reason”; (ii) a material reduction in the named executive officer’s base salary; (iii) any material breach of the named executive officer’s employment agreement by us; or (iv) our requiring the named executive officer to relocate his office location more than 50 miles from Nashville, Tennessee.

In the employment agreements, “change in control” is defined to include (i) the acquisition of 35% or more of the combined voting power of our then outstanding securities by any person, entity or group; (ii) the change in ownership of a majority of the combined voting power of our then outstanding securities as the result of, or in connection with, any cash tender or exchange offer, merger or other business combination transaction, sales of all or substantially all assets or contested election, or any combination of the foregoing; or (iii) a change, during any period of two consecutive years, in a majority of our directors, unless such newly elected directors were approved by a vote of at least two-thirds of the directors in office at the beginning of such period.

Each of the named executive officers’ employment agreements provides for certain tax reimbursement payments to the extent any payment made under the employment agreement becomes subject to excise taxes imposed by Section 4999 of the Code or any interest or penalties incurred by the named executive officer with respect to such excise tax.

Payments Made Pursuant to the Severance Benefits Agreement. In 1989, JAC entered into a Severance Benefits Agreement with Mr. Stout (the “Severance Benefits Agreement”) pursuant to which Mr. Stout would receive lump sum payments representing 18 months of his salary upon termination by us without “cause” or resignation by Mr. Stout for “reason.” Under the Severance Benefits Agreement, Mr. Stout has “reason” to terminate his employment if his present job responsibilities change or there is a decrease in his compensation or some other economic loss; provided, however, that the assignment of Mr. Stout to a position at FNH in its main corporate office or upscale division office in Nashville, Tennessee with similar duties and responsibilities and substantially similar salary and benefits or their equivalent value as Mr. Stout’s salary and benefits prior to the acquisition of JAC by FNF will not give rise to his right to terminate his employment for “reason.” Under the Severance Benefits Agreement, Mr. Stout would not be entitled to severance benefits if he were terminated for “cause.” Under the Severance Benefits Agreement, we will have “cause” only if termination was the result of an act or acts of dishonesty by Mr. Stout constituting a felony and resulting in or intended to result in substantial gain or personal enrichment at our expense. As described above, any payments actually made under the Severance Benefits Agreement to Mr. Stout will offset and reduce any amounts that become payable under his employment agreement.

Payments Made Pursuant to the Amended and Restated Salary Continuation Agreements. We are also a party to Amended and Restated Salary Continuation Agreements with each of the named executive officers that provide for annual retirement benefits payable upon termination of employment. This type of annual retirement benefit was implemented by JAC over 30 years ago and is the primary retirement benefit for the named executive officers. The amounts described below assume that terminations occurred as of December 29, 2013.

The Amended and Restated Salary Continuation Agreements, which may be updated or replaced by new agreements from time to time prior to a change in control, and were in fact amended in connection with, and prior to, the acquisition of JAC by FNF, provide for an annual retirement benefit of 50% of the employee’s base salary on the date of his termination of service with us for any reason other than death if such termination occurs on or after attaining the age of 65. Pursuant to letter agreements that amended the terms of the Amended and Restated Salary Continuation Agreements, for the purpose of calculating benefits under the Amended and Restated Salary Continuation Agreements, Messrs. Stout’s and Moore’s base salary is set at their respective base salaries on the date of the acquisition of JAC by FNF, which was $430,400 and $176,700, respectively; for Mr. Parkey, base salary is set at $200,000 pursuant to his July 1, 2014 letter agreement. The retirement benefit is payable over 15 years commencing within 30 days of the employee’s retirement. The same benefit is available to the beneficiaries of an employee who dies while in office, but after age 65. The Amended and Restated Salary Continuation Agreements also provide that in the event an employee dies while in our employ before attaining the age of 65, his beneficiaries will receive specified benefit payments for a period of ten years, or until such time as the employee would have attained age 65, whichever period is longer. The payments in this instance are 100% of the employee’s base salary, in the amounts set forth above, for the first year after death and 50% of the employee’s base salary, in the amounts set forth above, each year thereafter in the death benefits period. The annual payment for the first year after death for Messrs. Stout, Parkey and Moore would be $430,400, $200,000 and $176,700, respectively.

In connection with the acquisition of JAC by FNF, the Amended and Restated Salary Continuation Agreements with each of the named executive officers were amended to suspend our obligation and that of our successors to establish and fund a “rabbi trust” with respect to certain retirement benefits upon a change in control of JAC (which occurred when FNF acquired JAC in 2012), in exchange for FNF’s guarantee of our obligations under the Amended and Restated Salary Continuation Agreements until (a) FNH beneficially owns any interest in JAC or its successors and permitted assigns (which occurred in 2013), at which time FNH will also guarantee the performance of our obligations under the Amended and Restated Salary Continuation Agreements, and (b) FNF no longer retains direct or indirect beneficial ownership of at least 40% of JAC or its successors and permitted assigns, at which time, upon the occurrence of both (a) and (b), our obligations under the Amended and Restated Salary Continuation Agreement to fund a “rabbi trust” will resume, and upon the establishment and funding by us of the “rabbi trust,” FNF’s guarantee will terminate; provided, however, that FNH’s guarantee of our obligations under the Amended and Restated Salary Continuation Agreements will continue in force until all such obligations are satisfied. As FNF will retain a beneficial ownership of at least 40% of the Operating LLC, successor to JAC, it is not anticipated that this offering will trigger our obligation to fund a “rabbi trust” under the Amended and Restated Salary Continuation Agreements.

Our obligations under the Amended and Restated Salary Continuation Agreements, if termination had occurred on December 29, 2013, are described in the table below. None of our non-employee directors are party to a Salary Continuation Agreement.

If a termination of service had occurred on December 29, 2013, the annual retirement benefit for each of Mr. Stout, Mr. Parkey and Mr. Moore under the Amended and Restated Salary Continuation Agreements would have been $215,200, $100,000 and $88,350, respectively. Payments to Mr. Stout would have commenced 30 days following his termination. Pursuant to an election made in accordance with the terms of their respective Amended and Restated Salary Continuation Agreements, payments to Messrs. Parkey and Moore would have been scheduled to commence once the named executive officer attained the age of 65.

The following table summarizes our obligations under the employment agreements, Mr. Stout’s Severance Benefits Agreement and the Amended and Restated Salary Continuation Agreements to the named executive officers upon (i) a termination of employment or (ii) a termination of employment without cause or a resignation for good reason within the 36-month period following a change in control assuming, in each case, that such termination and change in control occurred on December 29, 2013:

Name	Termination by Company for Cause; by Executive Without Good Reason; or the Result of Disability	Termination by Company Without Cause or by Executive for Good Reason not Following a Change in Control	Termination by Company Without Cause or by Executive for Good Reason Following a Change in Control
Lonnie J. Stout II
Employment Agreement(1)	—	$1,398,212	$1,398,212
Severance Benefits Agreement(2)	—	$645,600	$645,600
Salary Continuation Agreement(3)	$2,506,709	$2,506,709	$2,506,709

Mark A. Parkey
Employment Agreement(1)	—	$547,008	$817,777
Salary Continuation Agreement(3)	$517,203	$517,203	$517,203

J. Michael Moore
Employment Agreement(1)	—	$553,828	$827,973
Salary Continuation Agreement(3)	$545,088	$545,088	$545,088

Total	$3,569,000	$6,713,648	$7,258,562

(1)

Termination amounts payable to each named executive officer under the Employment Agreements are payable as lump sum payments. For Mr. Stout, payments under his Employment Agreement are reduced by amounts actually paid under his Severance Benefits Agreement. Consequently, the amounts reported as payments under Mr. Stout’s Employment Agreement are reduced by the amounts that would be paid pursuant to his Severance Benefits Agreement.

(2)

Termination amounts payable to Mr. Stout under his Severance Benefits Agreement are payable as lump sum payments. Amounts represent 18 months of base salary. Messrs. Parkey and Moore are not parties to a Severance Benefits Agreement.

(3)

Assuming a termination on December 29, 2013, amounts indicated for each named executive officer represent the present value of benefits to be paid over a period of fifteen years, which would have been scheduled to commence once the named executive officer attained the age of 65, or, in the case of Mr. Stout, 30 days following his termination.

Upon termination by us without cause or by the named executive officer for good reason, or upon termination as the result of disability, each named executive officer would be eligible for certain continued health insurance benefits for him and his dependents, for a period of two years or for a period of three years upon a termination in connection with a change in control. No payments would be made upon a change in control not involving a termination.

Director Compensation

Our current directors were appointed in connection with our formation in 2014. As a result, our current directors received no compensation for their service as a director for the year ended December 29, 2013, and our directors who were also non-employee members of the board of managers of the Operating LLC did not receive any compensation for their service as a manager of the Operating LLC for the year ended December 29, 2013.

Following the completion of this offering, our director compensation program will be comprised of a cash component and an equity component. We anticipate that the cash component of our director compensation program will consist of:

•	an annual cash retainer for non-employee directors;

•	meeting fees for each board and committee meeting attended, with differing amounts paid for meetings attended in-person and meetings attended telephonically;

•	an annual cash retainer for acting as a chair of the audit committee and for acting as a member of the audit committee; and

•	an annual cash retainer for acting as a chair of any other committee and for acting as a member of any other committee.

We will also reimburse our directors for their travel and related out-of-pocket expenses in connection with attending board, committee and shareholders’ meetings.

In addition, following the completion of this offering, we anticipate that annual equity awards will be an aspect of director compensation.

Directors who are also employees, such as Mr. Stout, do not and, following the completion of this offering, will not receive any additional compensation for their services as directors.

Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in our charter and bylaws.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our Class A common stock immediately prior to the initial public offering, after giving effect to the reorganization transactions described under “Our Corporate Structure,” by:

•	each person whom we know to own beneficially more than 5% of our Class A common stock;

•	each of our directors, nominees for director, and named executive officers individually; and

•	all directors and executive officers as a group.

The number of shares of Class A common stock outstanding after this offering includes             shares of Class A common stock being offered for sale by us in this offering and assumes no exercise of the underwriters’ over-allotment option. Since no shares of Class A common stock are outstanding prior to this offering, the percentage of beneficial ownership of Class A common stock prior to this offering for the following table is based on the beneficial ownership of Units in the Operating LLC immediately prior to the initial public offering. The percentage of beneficial ownership of Class A common stock after this offering for the following table is based on             shares of Class A common stock outstanding after the completion of this offering and assumes no exercise of the underwriters’ over-allotment option. The table also takes into account              shares of Class B common stock outstanding both immediately prior to the initial public offering and after its completion, which (along with Units) may be exchanged for shares of Class A common stock as described in the notes below. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Class A or Class B common stock reported as held by them.

The amounts and percentages of Class A common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

	Class A Common Stock Beneficially Owned(1)			% of Total Voting Power and Total Economic Interest in the Operating LLC(2)
Name and Address of Beneficial Owner	Number	% Before Offering	% After Offering	Before Offering	After Offering
Greater than 5% Shareholders:
Fidelity National Financial Ventures, LLC(3)		87.45%		87.45%
Newport Global Opportunities Fund AIV-A LP(4)		10.85%		10.85%

Directors and Executive Officers:
Lonnie J. Stout II(5)	—	—	—	—	—
J. Michael Moore(5)	—	—	—	—	—
Mark A. Parkey(5)	—	—	—	—	—
Brent B. Bickett(6)		87.62%		87.62%
Timothy T. Janszen(7)		10.85%		10.85%
All directors and executive officers as a group (5 people)		98.47%		98.47%

(1)

Subject to the terms of the Restated Operating Agreement, Units not held by the issuer (and a corresponding number of shares of Class B common stock) are exchangeable at any time and from time to time for, at the issuer’s option, either shares of our Class A common stock on a one-for-one basis, subject to customary exchange rate adjustments for stock splits, stock dividends and reclassifications, or a cash payment. The number of shares of Class A common stock listed in this table as being beneficially owned by any entity or individual assumes an exchange of all Units (and a corresponding number of shares of Class B common stock) held by such entity or individual for shares of Class A common stock on a one-for-one basis. In addition, members of management generally have the right at any time to exchange any vested Grant Units held by them for a number of Units based on the value of the Operating LLC above a specified hurdle amount in respect of such Grant Units, which may then be exchanged for, at the issuer’s option, either shares of our Class A common stock or a cash payment. See “Description of Capital Stock” for a description of the process for and circumstances under which vested Grant Units can be exchanged for shares of Class A common stock. Grant Units will be granted concurrently with the closing of this offering and will generally vest with respect to 50% of the Grant Units on the second anniversary of the date of grant and with respect to the remaining 50% on the third anniversary of the date of grant.

Set forth below is a table that lists the number of Units and shares of Class B common stock beneficially owned by FNFV and Newport:

Name	Number of Units and Shares of Class B Common Stock Beneficially Owned
Fidelity National Financial Ventures, LLC
Newport Global Opportunities Fund AIV-A LP

Set forth below is a table that lists each of our directors and named executive officers and the number of Units, vested and unvested Grant Units, and shares of Class B common stock beneficially owned by each of them:

Name	Number of Units and Shares of Class B Common Stock Beneficially Owned	Number of Vested Grant Units Beneficially Owned	Number of Unvested Grant Units Beneficially Owned
Lonnie J. Stout II	—	—
J. Michael Moore	—	—
Mark A. Parkey	—	—
Brent B. Bickett		—	—
Timothy T. Janszen		—	—

(2)

Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, voting together as a single class. Our Class B common stock does not have any of the economic rights (including rights to dividends and distributions upon liquidation) associated with our Class A common stock. See “Description of Capital Stock.”

(3)

The address for Fidelity National Financial Ventures, LLC is 601 Riverside Avenue, Jacksonville, Florida 32204. FNFV is a manager-managed limited liability company. The managers of FNFV hold voting and dispositive power with respect to the shares of our common stock held by FNFV, subject to the direction of the board of directors of FNF which is the sole owner of FNFV.

(4)

The address for Newport Global Opportunities Fund AIV-A LP is 21 Waterway Avenue, Suite 150, The Woodlands, Texas 77380. Newport Global Advisors is the investment manager to Newport and, as a result, Newport Global Advisors, under the direction of its Investment Committee comprised of Timothy T. Janzen and Ryan L. Langdon, holds voting and dispositive power with respect to the shares of our common stock held by Newport.

(5)	The address for Mr. Stout, Mr. Parkey, and Mr. Moore is c/o J. Alexander’s Holdings, Inc., 3401 West End Avenue, Suite 260 Nashville, Tennessee 37203.
(6)

Reflects                 Units (and corresponding number of shares of Class B common stock) held by family trusts, of which Mr. Bickett is the trustee, and                 Units (and corresponding number of shares of Class B common stock) held by FNFV. FNFV is a wholly-owned subsidiary of FNF. As the President and an executive officer of FNF, Mr. Bickett may be deemed to have beneficial ownership of the securities over which FNFV has voting or dispositive power. Mr. Bickett’s address is c/o Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204.

(7)

Reflects                 Units (and corresponding number of shares of Class B common stock) held by Newport. Mr. Janszen is the Chief Executive Officer of Newport Global Advisors. Newport Global Advisors is the investment manager to Newport Global Opportunities Fund AIV-A LP. As a result, as the Chief Executive Officer of Newport Global Advisors, Mr. Janszen may be deemed to have beneficial ownership of the securities over which Newport has voting or dispositive power. Mr. Janszen’s address is c/o Newport Global Advisors LP, 21 Waterway Avenue, Suite 150, The Woodlands, Texas 77380.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described under “Executive Compensation,” the following is a description of each transaction since January 3, 2011, and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or any member of their immediate family or person sharing their household had or will have a direct or indirect material interest.

Proposed Transactions with the Operating LLC

Amended and Restated Limited Liability Company Agreement of the Operating LLC

Following the reorganization transactions and this offering, we will operate our business through the Operating LLC and its consolidated subsidiaries. The operations of the Operating LLC, and the rights and obligations of its members, will be governed by the Restated Operating Agreement. J. Alexander’s Holdings, Inc. will serve as sole managing member of the Operating LLC and as such, it will control the business and affairs and will be responsible for the management of the Operating LLC and its consolidated subsidiaries. For a description of the Restated Operating Agreement and the rights provided to the members of the Operating LLC, including J. Alexander’s Holdings, Inc. as the managing member, see “Our Corporate Structure—The Operating LLC Restated Operating Agreement.”

Tax Receivable Agreement

In connection with this offering, we will enter into a tax receivable agreement with existing holders of Units. The agreement will require us to pay to such holders, for a limited time, 85% of the cash savings, if any, in U.S. federal and state income tax we realize as a result of any future increases in the tax basis in our share of the Operating LLC’s tangible and intangible assets that arise as a result of future exchanges of Units for (together with an equal number of shares of our Class B common stock), at the issuer’s option, either one share of Class A common stock or a cash payment pursuant to the terms of the Restated Operating Agreement, and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to our payment obligations under the tax receivable agreement itself. The increases in tax basis described above are expected to increase our depreciation and amortization deductions and create other tax benefits and therefore may reduce the amount of tax that we would otherwise be required to pay in the future.

Our obligation to make payments to the applicable transferor of the Units in an exchange covered by the tax receivable agreement will be with respect to the period beginning with the remainder of the tax year in which the applicable exchange occurs and continuing for each succeeding tax year beginning on or before the sixth anniversary of the date of such exchange. This will be the issuer’s obligation and not an obligation of the Operating LLC. We will benefit from the remaining 15% of any realized cash savings in U.S. federal and state income tax with respect to the tax periods following an exchange covered by the tax receivable agreement, and all of the realized cash savings in U.S. federal and state income tax resulting from an exchange for tax periods ending after those covered by the tax receivable agreement. The tax receivable agreement will become effective upon completion of this offering and will remain in effect until all payments due thereunder have been made for Units that have been exchanged, but may be terminated for Units that have not yet been exchanged as of the effective date of the termination by the holders of more than 50% of unexchanged Units that are subject to the agreement. For a detailed description of the tax receivable agreement, see “Our Corporate Structure—Tax Receivable Agreement.”

Advancement Agreement

J. Alexander’s Holdings, Inc. and the Operating LLC intend to enter into an Advancement Agreement whereby the Operating LLC will agree to advance to, or pay on behalf of, third-party expenses incurred by the issuer, including (i) reasonable expenses incident to an offering of shares and the registration of shares on any national securities exchange by the issuer, including expenses incurred in connection with this offering, (ii) reasonable customary corporate, securities and administrative expenses incurred by the issuer, including fees related to investment bankers, financial advisers, legal counsel, independent certified public accountants, consultants or other persons retained by the board of directors of the issuer, (iii) losses, damages, liabilities, costs, fees and expenses incurred in connection with any indemnification or expense advancement provided by any organizational document of the issuer or indemnification agreement entered into by and between the issuer and any director, officer or employee of the issuer, (iv) losses, damages, liabilities, costs, fees and expenses incurred in connection with indemnification obligations of the issuer under the Registration Rights Agreement, (v) any franchise taxes payable by the issuer and any income taxes payable as a result of the Advancement Agreement and (vi) any costs, fees and expenses payable or reimbursable to any member of the board of directors of the issuer in accordance with the terms of any resolutions or policies approved by the issuer’s board of directors. The Advancement Agreement will remain in effect for an unspecified term and is terminable by the issuer at-will.

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement with the holders of the outstanding Units and Grant Units. This agreement will provide these holders (and their permitted transferees) with the right to require us, at our expense, to register shares of our Class A common stock that are issuable by J. Alexander’s Holdings, Inc. to them upon exchange of Units (and an equal number of shares of our Class B common stock). The agreement will also provide that we will pay certain expenses of these electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act. For a detailed description of the registration rights agreement, see “Our Corporate Structure—Registration Rights Agreement.”

FNF Promissory Note

In February 2013, in connection with the contribution of all of the outstanding membership interests in J. Alexander’s, LLC by FNFV to the Operating LLC, the Operating LLC assumed from FNFV the FNF Note, dated as of January 31, 2013. The note accrues interest at 12.5% per annum, and the interest and principal are payable in full on January 31, 2016. During the fiscal year ended December 29, 2013, $2,139,000 of interest expense payable to FNF was recorded related to this note. As of June 29, 2014, the entire principal amount of $20,000,000 remained outstanding under this note.

Reimbursement Payments to FNF

FNF bills the Operating LLC for expenses incurred or payments made on its behalf by FNF, primarily related to third-party consulting fees and travel and related expenses for FNF affiliated employees and members of the board of managers of the Operating LLC. For the fiscal year ended December 30, 2012, approximately $841,000 of reimbursement payments were incurred by the Operating LLC. For the fiscal year ended December 29, 2013, the Operating LLC incurred $31,000 of reimbursement payments. In connection with this offering, we and FNF intend to enter into a reimbursement agreement whereby we will agree to reimburse FNF and its affiliates, including FNFV, at cost for certain limited administrative services provided from time to time and related expenses incurred by FNF and its affiliated employees to or on behalf of us.

Transactions with ABRH, LLC

Following the transfer by FNH of the Stoney River Assets to us in February 2013, the former operating parent company of Stoney River, ABRH, LLC, a wholly owned subsidiary of FNH, continued to process transactions for the Stoney River restaurants in order to assist in the transition of point-of-sale systems, the accounts payable function, the payroll function and third-party gift card sales. Although no management or service fees were paid for these services, monies were transferred between ABRH, LLC and the Operating LLC on a regular basis, and receivables of approximately $150,000 from ABRH, LLC were outstanding at December 29, 2013. Further, the Operating LLC began utilizing the internal audit function of ABRH, LLC to perform internal controls testing on behalf of FNF, as well as to perform certain operational audits at the restaurant level. The Operating LLC is billed by ABRH, LLC for these services, which totaled approximately $34,000 of general and administrative expense for the year ended December 29, 2013.

Transactions with Certain of Our Executive Officers and Directors

In the fourth quarter of 2012, in connection with the acquisition of JAC by FNF, JAC made payments to then-existing holders of options to purchase JAC common stock having an exercise price less than $14.50 per share (the consideration payable to all JAC shareholders in connection with the JAC acquisition, without regard to applicable tax withholding), including Messrs. Stout, Parkey and Moore. Consequently, Messrs. Stout, Parkey and Moore received approximately $3,033,425, $264,917 and $556,900, respectively, as consideration for the cancellation of their then-outstanding JAC stock options (without regard to applicable tax withholding).

Indemnification Agreements

We intend to enter into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Tennessee law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Policies and Procedures for Related Party Transactions

Our code of business conduct and ethics states that a “conflict of interest” occurs when an individual’s private interests interfere in any way, or appear from the perspective of a reasonable person to interfere in any way, with our interests as a whole, and provides further that a conflict situation can arise when an employee or director takes actions or has interests that may make it difficult to perform his or her responsibilities objectively and effectively. We believe that a conflict exists whenever an outside interest could actually or potentially influence the judgment or actions of an individual in the conduct of our business and that conflicts of interest may arise when an employee or director, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our code of business conduct and ethics provides directors and employees must avoid conflicts or the appearance of conflicts, and that employees should avoid any outside financial interests that might conflict with our interests. Such outside interests could include, among other things:

•	Personal or family financial interests in, or indebtedness to, enterprises that have business relations with us, such as relatives who are employed by or own an interest in consultants or suppliers.

•	Acquiring any interest in outside entities, properties, etc., in which we have an interest or potential interest.

•

Conduct of any business not on our behalf with any consultant, contractor, supplier, or distributor doing business with us or any of their officers or employees, including service as a director or officer of, or employment or retention as a consultant by, such persons.

•	Serving on the board of directors of an outside entity whose business competes with our business.

Under our code of business conduct and ethics, employees are required to report any material transaction or relationship that could result in a conflict of interest to our compliance officer.

Our audit committee will be responsible for the review, approval, or ratification of any potential conflict of interest transaction involving any of our directors or executive officers, director nominees, any person known by us to be the beneficial owner of more than five percent of any class of our voting securities, or any family member of or related party to such persons, including any transaction required to be reported under Item 404(a) of Regulation S-K promulgated by the SEC.

In reviewing any such proposed transaction, our audit committee will be tasked to consider all relevant facts and circumstances, including the commercial reasonableness of the terms, the benefit or perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person.

All related party transactions described in this section occurred prior to establishment of our audit committee and as such, these transactions were not subject to the approval and review procedures set forth above, but were approved by our board of directors as a whole, as constituted at the time of such approval.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated charter and amended and restated bylaws that will be in effect upon the consummation of this offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the amended and restated charter and amended and restated bylaws, forms of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

General

Following this offering, our authorized capital stock will consist of                  shares of Class A common stock, par value $0.001 per share,                  shares of Class B common stock, par value $0.001 per share, and                  shares of preferred stock, par value $0.001 per share.

Class A Common Stock

Class A common stock outstanding. Immediately prior to the completion of this offering, there were no outstanding shares of our Class A common stock. There will be                  shares of Class A common stock outstanding, assuming no exercise of the underwriters’ over-allotment option, after giving effect to the sale of the shares of Class A common stock offered hereby. All shares of Class A common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Voting rights. The holders of Class A common stock are entitled to one vote per share on all matters to be voted upon by the shareholders.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of shares of Class A common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. However, we do not intend to pay dividends for the foreseeable future. Holders of shares of Class B common stock are not entitled to receive dividends in respect of such shares. See “Dividend Policy.”

Rights upon liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of Class A common stock are entitled to share ratably in all assets remaining after payment of our debts and other liabilities, subject to prior distribution rights of preferred stock, then outstanding, if any.

Other rights. The holders of our Class A common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. The rights, preferences and privileges of holders of our Class A common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Class B Common Stock

Issuance of Class B Common Stock with Units. Immediately prior to the completion of this offering, we intend to amend and restate our charter to reclassify each of the             outstanding shares of common stock that was authorized under our prior charter and held of record by FNFV as                 shares of Class B common stock, par value $0.001 per share. Upon completion of the reorganization transactions, additional shares of Class B common stock will be issued to FNFV, Newport and certain other holders of Units in amounts corresponding one-for-one to the number of Units held by them. Following this offering, shares of our Class B common stock are issuable only in connection with the issuance of Units. When Units are issued by the Operating LLC, we will simultaneously issue the holder an equal number of shares of our Class B common stock. Each share of our Class B common stock will be redeemed and cancelled by us if the holder exchanges one Unit and such share of Class B common stock for, at the issuer’s option, either one share of Class A common stock or a cash payment pursuant to the terms of the Restated Operating Agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. See “Our Corporate Structure—The Operating LLC Restated Operating Agreement.”

Voting Rights. Holders of our Class B common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Holders of our Class A common stock and holders of our Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by law. Tennessee law may require the holders of our Class A common stock and the holders of our Class B common stock to vote as separate voting groups in the event of certain amendments to our amended and restated charter affecting the relative rights, preferences or other aspects of the Class A common stock or Class B common stock, respectively, or business combinations under certain circumstances.

Dividend rights. The holders of our Class B common stock will not participate in any dividends declared by our board of directors.

Rights upon liquidation. In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for any holders of our preferred stock who have a liquidation preference, the holders of Class B common stock will not be entitled to receive any of our assets.

Other rights. In the event of a reclassification or other similar transaction as a result of which the shares of Class A common stock are converted into another security, then a holder of shares of Class B common stock will be entitled to receive upon exchange of such shares (together with a commensurate number of Units) the amount of such security that such holder would have received if such exchange had occurred immediately prior to the record date of such reclassification or other similar transaction, taking into account any adjustment as a result of any subdivision (by any stock split or dividend, reclassification or otherwise) or combination (by reverse stock split, reclassification or otherwise) of such security that occurs after the effective time of such reclassification or other similar transaction. No shares of Class B common stock will have preemptive rights to purchase additional shares of Class B common stock.

Preferred Stock

Our board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences and limitations thereof, including dividend rights, specification of par value, conversion rights, voting rights, terms of redemption, specification of par value, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of J. Alexander’s Holdings, Inc. without further action by the shareholders and may adversely affect the voting and other rights of the holders of Class A common stock. At present, we have no shares of preferred stock issued and outstanding and we have no plans to issue any preferred stock.

Election and Removal of Directors; Vacancies

Our amended and restated charter will provide that our board of directors will consist of between three and 15 directors. The exact number of directors will be fixed from time to time by a majority of our board of directors. In accordance with our amended and restated charter, our board of directors will be divided into three classes of directors, designated Class I, Class II and Class III, each class with overlapping three-year terms. Each class will constitute, as nearly as possible, one-third of the total number of directors.

In accordance with our amended and restated charter, one class of directors will be elected at each annual meeting of shareholders to serve for a three-year term. However, because we will be a newly established public company, the term of the initial Class I directors will terminate on the date of the 2015 annual meeting of shareholders; the term of the initial Class II directors will terminate on the date of the 2016 annual meeting of shareholders and the term of the initial Class III directors will terminate on the date of the 2017 annual meeting of shareholders. At each annual meeting of shareholders beginning in 2015, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. As a result, approximately one-third of our board of directors will be elected each year. There will be no limit on the number of terms a director may serve on our board of directors.

Neither FNFV nor Newport, nor any other shareholder, will have contractual rights to designate nominees for election to our board of directors. Following our initial public offering, nominees to our board of directors will be designated and elected in accordance with our amended and restated bylaws and our amended and restated charter. Because we do not intend to establish a standing nominating committee in reliance upon applicable NYSE “controlled company” exceptions discussed above, our board of directors as a whole will be responsible for evaluating and recommending director nominees for election to our board of directors. At this time, each of FNFV and Newport has one member of our board of directors that is affiliated with such entity and it is anticipated that each of FNFV and Newport will continue to have one or more members of our board of directors that is an affiliate of such entity.

Our amended and restated charter will provide that, subject to any rights of any voting group established pursuant to our amended and restated bylaws or any applicable shareholders agreement, any director may be removed from office at any time but only for cause and only by (i) the affirmative vote of the holders of 66 2⁄3% of the voting power of the shares entitled to vote for the election of directors, considered for this purpose as one class, or (ii) the affirmative vote of a majority of the entire board of directors then in office. In addition, our amended and restated charter will provide that any vacancy on the board of directors, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office.

No Cumulative Voting

The Tennessee Business Corporation Act provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated charter provides otherwise. Our amended and restated charter will not provide for cumulative voting.

Limits on Written Consents

The Tennessee Business Corporation Act permits shareholder action by unanimous written consent and, if a corporation’s charter so provides, by written consent of holders of outstanding shares having not less than the minimum number of votes that would be required to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. Our amended and restated charter will permit shareholder action by written consent of the shareholders representing the number of affirmative votes required for such action at a meeting, but will preclude shareholder action by less than unanimous written consent after the time at which we cease to be a “controlled company” under the corporate governance rules of the NYSE.

Shareholder Special Meetings

Our amended and restated charter and our amended and restated bylaws will provide that special meetings of shareholders may be called at any time, but only by the chairman of our board of directors, our chief executive officer, or by our board of directors, and not by our shareholders.

Amendment of Amended and Restated Charter

Our amended and restated charter will provide that the provisions of our amended and restated charter relating to our capital structure, voting rights, dividends, distributions upon liquidation, dissolution or winding up, transfers of Class B common stock, preferred stock, preemptive rights, board of directors, limited liability of directors, indemnification of directors, control share acquisitions, business combinations, action taken by written consent of our shareholders, special meetings of shareholders, forum exclusivity and amendment of our amended and restated charter or our amended and restated bylaws in a manner inconsistent with such provisions may be amended only by the affirmative vote of holders of at least 66 2⁄3% of the voting power of our outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the votes entitled to be cast on the amendment will generally be required to amend other provisions of our amended and restated charter.

Amendment of Amended and Restated Bylaws

Our amended and restated bylaws will provide that such bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, by a majority of our board of directors, and any bylaws adopted by our board of directors may be amended or repealed by the affirmative vote of the holders of at least 66 2⁄3% of the voting power of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class; provided, however, that no provision of our bylaws may be adopted, amended or repealed which will interpret or qualify, or impair or impede the implementation of any provision of our charter or which is otherwise inconsistent with the provisions of our charter.

Other Limitations on Shareholder Actions

Our amended and restated bylaws will establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a shareholder who is a shareholder of record who is entitled to vote at the meeting, or who is a shareholder that holds such stock through a nominee or “street name” holder of record and can demonstrate to us that such indirect ownership of such stock and such shareholder’s entitlement to vote such stock on such business, and who has given our secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. To be timely, such notice must be delivered to our secretary:

•

in the case of an annual meeting of shareholders, not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by us; and

•

in the case of a special meeting of shareholders called for the purpose of electing directors, not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the date on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

Limitation of Liability and Indemnification of Directors and Officers

Our amended and restated charter will provide that no director will be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director to fullest extent permitted by the Tennessee Business Corporation Act. Currently, the Tennessee Business Corporation Act prohibits the elimination or limitation of liability of directors for:

•	any breach of the director’s duty of loyalty to us or our shareholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; and

•	unlawful distributions under Section 48-18-302 of the Tennessee Business Corporation Act.

As a result, neither we nor our shareholders have the right, through shareholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, except in the situations described above.

Our amended and restated charter will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our Company against all expenses, liabilities and losses arising out of the fact that the person is or was our director or officer or served any other enterprise at our request as a director, officer, employee, manager, agent or trustee. We will also advance to such persons expenses related to such action, suits or proceedings when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us.

Forum Selection

The Court of Chancery of the State of Tennessee will be the sole and exclusive forum for any shareholder to bring (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or employees to us or our shareholders, (3) any action asserting a claim against us or our directors, officers or employees arising pursuant to any provision of the Tennessee Business Corporation Act or our charter or bylaws, or (4) any action asserting a claim against us or our directors, officers or employees governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our stock will be deemed to have notice of, and consented, to the foregoing forum selection provisions.

Corporate Opportunities

Our amended and restated charter will provide that we renounce any interest or expectancy in the business opportunities that are from time to time presented to our non-employee directors, other than such opportunity expressly presented to such directors in their capacities as our directors, and such directors will not be liable to us or our shareholders for breach of any fiduciary or other duty by reason of the fact that they personally or on behalf of any other person pursue or acquire such business opportunity, direct such business opportunity to another person or fail to present such business opportunity, or information regarding such business opportunity, to us. Some of our directors are affiliates of FNFV and Newport. See “Risk Factors—Risks Related to Our Structure.”

Anti-Takeover Effects of Some Provisions

Some provisions of our amended and restated charter and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Tennessee Anti-Takeover Law and Provisions of Our Charter and Bylaws

Under the Tennessee Business Combination Act and subject to certain exceptions, we may not engage in any “business combination” with an “interested shareholder” for a period of five years after the date on which the person became an interested shareholder unless the “business combination” or the transaction in which the shareholder becomes an “interested shareholder” is approved by our board of directors prior to the date the “interested shareholder” attained that status.

For purposes of the Tennessee Business Combination Act, “business combinations” generally include:

•	mergers, consolidations, or share exchanges;

•

sales, leases, exchanges, mortgages, pledges, or other transfers of assets representing 10% or more of the market value of consolidated assets, the market value of our outstanding shares, or our consolidated net income;

•	issuances or transfers of shares from us to the interested shareholder;

•	plans of liquidation;

•	transactions in which the interested shareholder’s proportionate share of the outstanding shares of any class of securities is increased; or

•	financing arrangements pursuant to which the interested shareholder, directly or indirectly, receives a benefit except proportionately as a shareholder.

Subject to certain exceptions, an “interested shareholder” generally is a person who, together with his or her affiliates and associates, owns, or within five years did own, 10% or more of our outstanding voting stock.

After the five-year moratorium, we may complete a business combination if the transaction complies with all applicable charter and bylaw requirements and applicable Tennessee law and:

•	is approved by at least two-thirds of the outstanding voting stock not beneficially owned by the interested shareholder; or

•

meets certain fair price criteria including, among others, the requirement that the per share consideration received in any such business combination by each of the shareholders is equal to the highest of (a) the highest per share price paid by the interested shareholder during the preceding five-year period for shares of the same class or series plus interest thereon from such date at a treasury bill rate less the aggregate amount of any cash dividends paid and the market value of any dividends paid other than in cash since such earliest date, up to the amount of such interest, (b) the highest preferential amount, if any, such class or series is entitled to receive on liquidation, or (c) the market value of the shares on either the date the business combination is announced or the date when the interested shareholder reaches the 10% threshold, whichever is higher, plus interest thereon less dividends as noted above.

We are currently subject to the Tennessee Business Combination Act, and we intend to remain subject to such act after the completion of this offering.

Under our amended and restated charter, we intend to be elect to be subject to the Tennessee Control Share Acquisition Act which prohibits certain shareholders from exercising in excess of 20% of the voting power in a corporation acquired in a “control share acquisition” unless such voting rights have been previously approved by the disinterested shareholders.

The Tennessee Greenmail Act prohibits us from purchasing or agreeing to purchase any of our securities, at a price in excess of fair market value, from a holder of 3% or more of our securities who has beneficially owned such securities for less than two years, unless the purchase has been approved by a majority of the outstanding shares of each class of our voting stock or we make an offer of at least equal value per share to all holders of shares of such class. The Tennessee Greenmail Act may make a change of control more difficult.

The Tennessee Investor Protection Act (the “Investor Protection Act”) applies to tender offers directed at corporations, such as J. Alexander’s Holdings, Inc., that have “substantial assets” in Tennessee and that are either incorporated in or have a principal office in Tennessee. The Investor Protection Act requires an offeror making a tender offer for an offeree company to file a registration statement with the Commissioner of Commerce and Insurance. When the offeror intends to gain control of the offeree company, the registration statement must indicate any plans the offeror has for the offeree. The Commissioner may require additional information concerning the takeover offer and may call for hearings. The Investor Protection Act does not apply to an offer that the offeree company’s board of directors recommends to shareholders.

In addition to requiring the offeror to file a registration statement with the Commissioner, the Investor Protection Act requires the offeror and the offeree company to deliver to the Commissioner all solicitation materials used in connection with the tender offer. The Investor Protection Act prohibits fraudulent, deceptive, or manipulative acts or practices by either side and gives the Commissioner standing to apply for equitable relief to the Chancery Court of Davidson County, Tennessee, or to any other chancery court having jurisdiction whenever it appears to the Commissioner that the offeror, the offeree company or any of its respective affiliates has engaged in or is about to engage in a violation of the Investor Protection Act. Upon proper showing, the chancery court may grant injunctive relief. The Investor Protection Act further provides civil and criminal penalties for violations.

Listing on the New York Stock Exchange

We intend to list the Class A common stock on the NYSE under the symbol “JAXH”. We have not yet filed an application to have our Class A common stock approved for listing. We intend to file such application following the filing of this registration statement.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock is: Computershare, 250 Royall Street, Canton, MA 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

After completion of this offering and after giving effect to the reorganization transactions, we will have                  shares of Class A common stock outstanding (or a maximum of                  shares of Class A common stock if the underwriters exercise their overallotment option in full),                  shares of Class B common stock outstanding, and                  Units outstanding (which may in the future be exchanged for Class A common stock as described below), and                  Grant Units outstanding (which may in the future, upon vesting, be exchanged for Class A common stock as described below).

All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our “affiliates” as that term is defined in Rule 144 and except certain shares that will be subject to the lock-up period described in the next succeeding paragraph after completion of this offering. Any shares owned by our affiliates may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. The shares of Class A common stock issuable to our Class B shareholders will be “restricted securities” as that term is defined in Rule 144. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144. This rule is summarized below.

In addition, at our request, the underwriters may reserve up to                  shares of the                  shares of Class A common stock offered for sale pursuant to this prospectus for sale to some of our directors, executive officers, employees and business associates in a directed shares program. Any of these directed shares purchased by our executive officers and business associates will be subject to the 180-day lock-up restriction described under “Underwriting.” Accordingly, the number of shares freely transferable upon completion of this offering will be reduced by the number of directed shares purchased by our directors, executive officers, employees and business associates, and there will be a corresponding increase in the number of shares that become eligible for sale after 180 days from the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares of our Class A common stock for at least six months, including the holding period of any prior owner other than our affiliates, would be entitled to sell such securities without complying with the manner of sale, volume limitation or notice provisions of Rule 144, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144. Persons who have beneficially owned restricted shares of our Class A common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period, upon expiration of the lock-up agreements described below, only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the shareholder and other factors.

Class A Common Stock Issuable Upon Exchange of Units and Grant Units

As a result of the reorganization transactions, immediately following this offering and the application of net proceeds from this offering,                 Units and                 Grant Units of the Operating LLC will be outstanding. Each Unit held by an owner other than the issuer (together with a share of Class B common stock) will be exchangeable for, at the issuer’s option, either a share of Class A common stock or a cash payment in accordance with the terms of the Restated Operating Agreement. At the election of a Grant Unit holder, vested Grant Units may be converted into the right to receive a number of Units based on the value of the Operating LLC above the specified hurdle amount in respect of such Grant Units, which will then be immediately exchanged for at the issuer’s option, either shares of our Class A common stock on a one-for-one basis, subject to customary exchange rate adjustments for stock splits, stock dividends and reclassifications and according to the terms of the Restated Operating Agreement, or a cash payment. None the Grant Units outstanding at the time of this offering will be vested at the time of this offering.

Pursuant to the registration rights agreement that we will enter into with FNFV, Newport and certain other holders of Units and Grant Units, upon request we will use our commercially reasonable efforts to file a registration statement for the sale of shares of Class A common stock to be issued to those equity holders in exchange for Units and Class B common stock or Grant Units held by them. If FNFV, Newport and other holders of Units and Grant Units (assuming all Grant Units were fully vested) exercised all their exchange and resale rights,                  shares of Class A common stock would be issued to them and registered for resale (representing     % of the number of shares in our Class A common stock outstanding immediately after this offering). See “Our Corporate Structure—Registration Rights Agreement.”

Stock Options and Other Stock Based Awards

We intend to adopt an equity incentive plan pursuant to which stock options to purchase shares of Class A common stock and other stock-based awards are anticipated to be issued in the future from time to time to our officers, directors, employees and consultants. Upon adoption of this equity incentive plan, we intend to file a registration statement registering under the Securities Act the shares of Class A common stock that are reserved for issuance under our equity incentive plan.

Lock-up Agreements

Our directors, executive officers and certain holders of Units have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock, including any Units or Grant Units or any shares of Class B common stock, whether now owned or hereafter acquired; exercise any request for the registration of any of the shares subject to the lock-up, or file, cause to be filed or participate in the filing of any registration statement under the Securities Act with the SEC in connection therewith; enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any portion of the shares subject to the lock-up, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise; or publicly disclose the intention to effect any of the foregoing, without the prior written consent of Stephens Inc. as representative for the underwriters. See “Underwriting.”

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement with holders of Units and Grant Units, including FNFV and Newport, to provide them with certain customary demand, piggyback and shelf registration rights. See “Our Corporate Structure—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Company’s Class A common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes and does not deal with state, local or non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income taxes.

Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as banks, thrifts, financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold the Company’s Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, tax-qualified retirement plans, persons deemed to sell the Company’s Class A common stock under the constructive sale provisions of the Code, persons subject to the alternative minimum tax, persons that own, or are deemed to own, more than 5% of the Company’s outstanding Class A common stock (except to the extent specifically set forth below), partnerships and other pass-through entities, and investors or partners in such pass-through entities or an entity that is treated as a disregarded entity for U.S. federal income tax purposes (regardless of its place of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Furthermore, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. The Company has not requested a ruling from the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds the Company’s Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is not tax advice. Persons considering the purchase of the Company’s Class A common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, owning and disposing of the Company’s Class A common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or non-U.S. tax consequences or any U.S. federal non-income tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of the Company’s Class A common stock that is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of the Company’s Class A common stock that is (a) an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes, (b) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. Also, partnerships, or other entities that are treated as partnerships for U.S. federal income tax purposes (regardless of their place of organization or formation) and partners in such partnerships, and entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their place of organization or formation) are not addressed by this discussion and are, therefore, not considered to be Non-U.S. Holders for purposes of this discussion.

Distributions

As discussed under “Dividend Policy” above, the Company does not currently expect to pay dividends. In the event that the Company does make any distributions with respect to its shares of Class A common stock, subject to the discussion below, any distributions made on the Company’s Class A common stock to a Non-U.S. Holder to the extent made out of the Company’s current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the Company or its paying agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or applicable successor form), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent. The Non-U.S. Holder’s agent will then be required to provide certification to the Company or its paying agent, either directly or through other intermediaries. This certification must be provided to the Company or the relevant paying agent prior to the payment of dividends and must be updated periodically. If you do not provide the relevant paying agent with the required certification but are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

The Company generally is not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such Non-U.S. Holder maintains in the United States) if a properly executed IRS Form W-8ECI (or applicable successor form), stating that the dividends are so connected, is furnished to the Company or its paying agent (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders are urged to consult any applicable income tax treaties that may provide for different rules.

To the extent distributions on the Company’s Class A common stock, if any, exceed the Company’s current and accumulated earnings and profits, they will first be treated as a non-taxable return of capital reducing a Non-U.S. Holder’s tax basis in its Class A common stock, but not below zero, and thereafter will be treated as gain from the sale of stock, the treatment of which is discussed in the next section.

Gain on Disposition of the Company’s Class A Common Stock

Subject to the discussion below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of the Company’s Class A common stock unless (a) the gain is effectively connected with the conduct of a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such Non-U.S. Holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) the Company’s Class A common stock constitutes a “United States real property interest” by reason of the Company’s status as a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder’s holding period.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless an income tax treaty provides otherwise.

Corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on their effectively connected earnings and profits, subject to certain adjustments.

If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by certain United States source capital losses (even though you are not considered a resident of the United States).

With respect to (c) above, in general, the Company would be a United States real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of its assets. The Company believes that it is not, and does not anticipate becoming, a United States real property holding corporation; however, there can be no assurance that the Company will not become a United States real property holding corporation in the future. Even if the Company were treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of the Company’s Class A common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of the Company’s Class A common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) the Company’s Class A common stock is “regularly traded,” as defined in applicable Treasury regulations, on an established securities market. The Company expects its Class A common stock to be “regularly traded” on an established securities market, but there can be no assurance that it will be so traded in the future. If gain on the sale or other taxable disposition of the Company’s Class A common stock were subject to taxation as described in (c) above, the Non-U.S. Holder would be subject to regular U.S. federal income tax with respect to such gain in generally the same manner as a U.S. person.

Information Reporting Requirements and Backup Withholding

Generally, the Company or certain financial intermediaries must report information to the IRS with respect to any dividends paid on the Company’s Class A common stock, including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the Non-U.S. Holder to whom any such dividends are paid. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to income tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by the Company (or its paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder that provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI (or applicable successor form) or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the relevant paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of the Company’s Class A common stock effected by or through a U.S. office of any U.S. or non-U.S. broker, except that information reporting and backup withholding requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI (or applicable successor form) or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Except as described below, U.S. information reporting and backup withholding requirements will generally not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine if you are able to obtain a tax refund or credit with respect to such backup withholding.

The Foreign Account Tax Compliance Act (“FATCA”) may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under those rules) and certain other non-U.S. entities. Under FATCA, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries or certain Non-U.S. Holders.

FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, the Company’s Class A common stock paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. In addition, if the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it generally must enter into an agreement with the U.S. Treasury Department that requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under applicable Treasury regulations, any obligation to withhold under FATCA with respect to gross proceeds on disposition of the Company’s Class A common stock will not begin until January 1, 2017. Because the Company may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules, the Company may treat the entire distribution as a dividend potentially subject to such withholding.

Non-U.S. Holders of the Company’s Class A common stock should consult their tax advisors regarding the effect, if any, of FATCA on their ownership and disposition of the Company’s Class A common stock.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE COMPANY’S CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING

We are offering the shares of our Class A common stock described in this prospectus through several underwriters for whom Stephens Inc. is acting as the representative. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell, the number of shares of Class A common stock in the following table:

Underwriter	Number of Shares
Stephens Inc.

Total

The underwriters are offering the shares of our Class A common stock subject to a number of conditions, including receipt and acceptance of the Class A common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the listing of our Class A common stock on the NYSE.

Commissions and Discounts

Shares of our Class A common stock sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial public offering price. If all of the shares of our Class A common stock are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. Sales of shares of our Class A common stock made outside of the United States may be made by affiliates of the underwriters.

The following table shows the initial public offering price, underwriting discount and proceeds to us, before expenses. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase additional shares, discussed below:

	Per Share	No Exercise	Full Exercise
Initial public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds to us, before expenses	$	$	$

In addition to the underwriting discount, we will reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with their engagement as underwriters, including marketing, syndication and travel expenses. In addition to these amounts and the underwriting discount, we estimate the expenses of this offering to be approximately $            , which are payable by us. The representative has informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of our Class A common stock being offered by them.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to                      additional shares of our Class A common stock, at the public offering price less underwriting discounts, to cover over-allotments. The underwriters may exercise this option, in whole or from time to time in part, solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our Class A common stock proportionate to such underwriter’s initial amount relative to the total amount reflected next to their name in the table above.

Lock-Up Agreements

We, our executive officers and directors, FNFV, Newport, certain holders of Units and certain other persons will enter into lock-up agreements with the underwriters prior to the completion of this offering. Under these agreements, we and each of these persons may not, without the prior written approval of the representative, subject to limited exceptions,

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our Class A common stock or any securities convertible into or exchangeable or exercisable for our Class A common stock (including Units or Grant Units or Class B common stock), whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition;

•	exercise any right with respect to the registration of any shares subject to the lock-up, or file or cause to be filed any registration statement in connection therewith under the Securities Act;

•

enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares subject to the lock-up, whether any such swap or transaction is to be settled by delivery of shares of our Class A common stock or such other securities, in cash or otherwise; or

•	publicly disclose the intention to effect any of the foregoing.

These restrictions will be in effect for a period of 180 days after the date of this prospectus. Stephens Inc., as the representative of the underwriters may, in its sole discretion, waive or release all or some of the securities from these lock-up agreements at any time without notice. However, as to any of our executive officers or directors, the representative has agreed to notify us at least three business days before the effective date of any release or waiver, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. If the issuer is no longer an emerging growth company and (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or material event, as applicable (any such release of earnings or announcement of a material news or event, an “Event”), unless the representative waives, in writing, such an extension.

Pricing of the Offering

Prior to this offering, there has been no established public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our Class A common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares of our Class A common stock may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the closing of this offering.

We will apply to list our Class A common stock on the NYSE under the symbol “JAXH.”

Indemnification and Contribution

We have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class A common stock while this offering is in progress. These transactions may also include making short sales of our Class A common stock, which involve the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchased in this offering.

As an additional means of facilitating our initial public offering, the underwriters may bid for, and purchase, shares of our Class A common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our Class A common stock in this offering, if the syndicate repurchases previously distributed shares of our Class A common stock to cover syndicate short positions or to stabilize the price of our Class A common stock.

As a result of these activities, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Electronic Distribution

A prospectus in electronic format may be made available by email or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of Class A common stock offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

•	in any other circumstances which do not require the publication by us of a prospectus under Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “Markets Act”)) received by it in connection with the issue or sale of the shares of Class A common stock offered hereby in circumstances in which Section 21(1) of the Markets Act does not apply to us; and

•

it has complied and will comply with all applicable provisions of the Markets Act with respect to anything done by it in relation to the shares of Class A common stock offered hereby in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Bass, Berry & Sims PLC, of Nashville, Tennessee. Paul, Weiss, Rifkind, Wharton & Garrison LLP, of New York, New York, is counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements as of December 29, 2013 and December 30, 2012 and for each of the periods from October 1, 2012 through December 30, 2012 and from January 2, 2012 through September 30, 2012 included in this prospectus have been so included in reliance on the report of KPMG LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing or telephoning us at: 3401 West End Avenue, Suite 260 Nashville, Tennessee 37203 or (615) 269-1900.

Upon the closing of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act, as amended, and we will file periodic reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.jalexandersholdings.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements
Report of Independent Auditors	F-2
Consolidated Balance Sheets as of December 29, 2013 and December 30, 2012	F-3
Consolidated Statements of Operations for the Year ended December 29, 2013 and periods from October 1, 2012 to December 30, 2012 and from January 2, 2012 to September 30, 2012	F-4
Consolidated Statements of Membership Equity for the Year ended December 29, 2013 and periods from October 1, 2012 to December 30, 2012 and from January 2, 2012 to September 30, 2012	F-5
Consolidated Statements of Cash Flows for the Year ended December 29, 2013 and periods from October 1, 2012 to December 30, 2012 and from January 2, 2012 to September 30, 2012	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of June 29, 2014 and December 29, 2013	F-29
Condensed Consolidated Statements of Operations for the six months ended June 29, 2014 and June 30, 2013	F-30
Condensed Consolidated Statements of Cash Flows for the six months ended June 29, 2014 and June 30, 2013	F-31
Notes to Unaudited Condensed Consolidated Financial Statements	F-32

J. Alexander’s Holdings, Inc.

The financial statements of J. Alexander’s Holdings, Inc. have been omitted from this presentation because the entity has not commenced operations, and has no activities except in connection with its formation as described under “Our Corporate Structure.”

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP

Suite 1000

401 Commerce Street

Nashville, TN 37219-2422

The Board of Managers

J. Alexander’s Holdings, LLC:

We have audited the accompanying consolidated balance sheets of J. Alexander’s Holdings, LLC as of December 29, 2013 and December 30, 2012, and the related consolidated statements of operations, membership equity, and cash flows for the year ended December 29, 2013 (Successor) and periods from October 1, 2012 to December 30, 2012 (Successor) and from January 2, 2012 to September 30, 2012 (Predecessor). These consolidated financial statements are the responsibility of J. Alexander’s Holdings, LLC’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J. Alexander’s Holdings, LLC as of December 29, 2013 and December 30, 2012, and the results of its operations and its cash flows for the year ended December 29, 2013 (Successor) and periods from October 1, 2012 to December 30, 2012 (Successor) and from January 2, 2012 to September 30, 2012 (Predecessor), in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective September 26, 2012, Fidelity National Financial, Inc. acquired all of the outstanding stock of J. Alexander’s Corporation in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before acquisition and, therefore, is not comparable.

/s/ KPMG LLP

Nashville, Tennessee

August 13, 2014

J. ALEXANDER’S HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS

December 29, 2013 and December 30, 2012

(In thousands)

	2013	2012
Assets
Current assets:
Cash and cash equivalents	$18,069	$11,127
Accounts and notes receivable	202	1,003
Accounts receivable from related party	150	—
Inventories	2,112	1,734
Prepaid expenses and other current assets	1,483	1,351

Total current assets	22,016	15,215
Other assets	4,631	3,453
Property and equipment, net	83,216	74,496
Goodwill	15,737	15,737
Trade name and other indefinite-lived intangibles	25,155	23,702
Deferred charges, less accumulated amortization of $33 and $4 as of December 29, 2013 and December 30, 2012, respectively	346	146

Total assets	$151,101	$132,749

Liabilities and Membership Equity
Current liabilities:
Accounts payable	$4,568	$3,822
Accrued expenses and other current liabilities	8,547	7,413
Accrued expenses due to related party	2,150	841
Unearned revenue	4,031	2,027
Current portion of long-term debt and obligations under capital leases	1,719	1,752

Total current liabilities	21,015	15,855
Long-term debt and obligations under capital leases, net of portion classified as current	12,921	18,902
Long-term debt due to related party	20,000	—
Deferred compensation obligations	4,955	4,692
Other long-term liabilities	3,755	1,906

Total liabilities	62,646	41,355

Membership equity:
Members’ equity	88,455	91,394

Total membership equity	88,455	91,394

Total liabilities and membership equity	$151,101	$132,749

See accompanying notes to consolidated financial statements.

J. ALEXANDER’S HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 29, 2013 and periods from October 1, 2012 to December 30, 2012 and from January 2, 2012 to September 30, 2012

(In thousands)

	Successor		Predecessor
	December 29, 2013	October 1, 2012 to December 30, 2012	January 2, 2012 to September 30, 2012
Net sales	$188,223	$40,341	$116,555

Costs and expenses:
Cost of sales	61,432	12,883	36,858
Restaurant labor and related costs	59,032	12,785	38,050
Depreciation and amortization of restaurant property and equipment	7,228	1,425	4,117
Other operating expenses	39,016	7,849	23,175

Total restaurant operating expenses	166,708	34,942	102,200
Transaction and integration expenses	(217)	183	4,537
General and administrative expenses	11,981	2,330	8,109
Asset impairment charges and restaurant closing costs	2,094	—	—

Total operating expenses	180,566	37,455	114,846

Operating income	7,657	2,886	1,709

Other income (expense):
Interest expense	(2,888)	(187)	(1,174)
Gain on extinguishment of debt	2,938	—	—
Stock option expense	—	—	(229)
Other, net	117	26	68

Total other income (expense)	167	(161)	(1,335)

Income from continuing operations before income taxes	7,824	2,725	374
Income tax (expense) benefit	(138)	(1)	79
Loss from discontinued operations, net	(4,785)	(506)	(1,412)

Net income (loss)	$2,901	$2,218	$(959)

See accompanying notes to consolidated financial statements.

J. ALEXANDER’S HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF MEMBERSHIP EQUITY

Year ended December 29, 2013 and periods from October 1, 2012 to December 30, 2012 and from January 2, 2012 to September 30, 2012

(In thousands, except share data)

	Outstanding shares	Common stock	Additional paid-in capital	Retained earnings	FNF	FNH	Total
Predecessor
Balances at January 1, 2012	5,993,453	$300	$34,581	$14,904	$—	$—	$49,785
Share-based compensation	—	—	792	—	—	—	792
Exercise of stock options	42,553	2	251	—	—	—	253
Repurchase of outstanding stock options	—	—	(7,643)	—	—	—	(7,643)
Tax benefit of option repurchase	—	—	280	—	—	—	280
Other	(218)	—	—	—	—	—	—
Net loss	—	—	—	(959)	—	—	(959)

Balances at September 30, 2012	6,035,788	$302	$28,261	$13,945	$—	$—	$42,508

Successor
Cancellation of Predecessor common stock and additional paid-in capital and elimination of Predecessor retained earnings	(6,035,788)	(302)	(28,261)	(13,945)	—	—	(42,508)
Establishment of membership interest	—	—	—	—	87,519	—	87,519

Balances at October 1, 2012	—	$—	$—	$—	$87,519	$—	$87,519

Contributions of capital	—	—	—	—	1,657	—	1,657
Net income	—	—	—	—	2,218	—	2,218

Balances at December 30, 2012	—	$—	$—	$—	$91,394	$—	$91,394

Stoney River Contribution	—	—	—	—	—	14,160	14,160
Distribution through note payable	—	—	—	—	(20,000)	—	(20,000)
Allocation of membership interests in conjunction with the contribution	—	—	—	—	(9,647)	9,647	—
Net income	—	—	—	—	2,029	872	2,901

Balances at December 29, 2013	—	$—	$—	$—	$63,776	$24,679	$88,455

See accompanying notes to consolidated financial statements.

J. ALEXANDER’S HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 29, 2013 and periods from October 1, 2012 to December 30, 2012 and from January 2, 2012 to September 30, 2012

(In thousands)

	Successor		Predecessor
	December 29, 2013	October 1, 2012 to December 30, 2012	January 2, 2012 to September 30, 2012
Cash flows from operating activities:
Net income (loss)	$2,901	$2,218	$(959)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	7,530	1,536	4,418
Amortization of lease assets and liabilities, deferred charges, and fair value of debt	(226)	(155)	61
Asset impairment charges	4,240	—	—
Gain on debt extinguishment	(2,938)	—	—
Share-based compensation expense	—	—	792
Excess tax benefits related to stock options exercised or repurchased	—	—	(280)
Other, net	405	63	218
Changes in assets and liabilities:
Accounts and notes receivable	722	90	(322)
Inventories	132	(280)	109
Prepaid expenses and other current assets	(82)	574	(954)
Accounts payable	377	(527)	217
Accrued expenses and other current liabilities	913	1,128	(138)
Unearned revenue	407	820	(736)
Deferred compensation obligations	263	48	523
Other assets and liabilities	1,263	141	87

Net cash provided by operating activities	15,907	5,656	3,036

Cash flows from investing activities:
Purchase of property and equipment	(6,610)	(1,159)	(2,535)
Other, net	484	—	(73)

Net cash used in investing activities	(6,126)	(1,159)	(2,608)

Cash flows from financing activities:
Proceeds from borrowing under long-term debt agreement	15,000	—	—
Payments on long-term debt and obligations under capital leases	(17,716)	(292)	(832)
Payments of debt issuance costs	(123)	—	—
Repurchase of outstanding stock options	—	—	(7,643)
Proceeds from the exercise of stock options	—	—	254
Excess tax benefits related to stock options exercised or repurchased	—	—	280
Other	—	69	—

Net cash used in financing activities	(2,839)	(223)	(7,941)

Increase (decrease) in cash and cash equivalents	6,942	4,274	(7,513)
Cash and cash equivalents at beginning of period	11,127	6,853	14,366

Cash and cash equivalents at end of period	$18,069	$11,127	$6,853

Supplemental disclosures:
Property and equipment obligations accrued at beginning of period	$489	$497	$225
Property and equipment obligations accrued at end of period	808	489	497
Cash paid for interest	1,199	363	1,127
Cash paid for income taxes	45	1	579
Noncash related-party note accounted for as a distribution of capital	20,000	—	—

See accompanying notes to consolidated financial statements.

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

(1) Organization and Business

On September 26, 2012 (the J. Alexander’s Acquisition Date), Fidelity National Financial, Inc. (FNF) acquired substantially all of the outstanding common stock of J. Alexander’s Corporation, a publicly traded company, in a tender offer, followed by a merger (the J. Alexander’s Acquisition), after which FNF owned all of the outstanding common stock of J. Alexander’s Corporation. The outstanding shares of common stock were delisted and deregistered from the NASDAQ Global Select Market, and J. Alexander’s Corporation was subsequently converted from a corporation to a limited liability company, J. Alexander’s, LLC (the Operating Company), on October 30, 2012. The J. Alexander’s Acquisition was treated as an acquisition for accounting purposes with FNF as the acquirer and J. Alexander’s Corporation as the acquiree, and resulted in FNF owning a 100% interest in the Operating Company. Purchase accounting was applied as of October 1, 2012, as the four days between the purchase transaction and the beginning of the fourth quarter were not considered significant. FNF also contributed the ownership of the Operating Company to Fidelity National Special Opportunities, Inc. (FNSO), a wholly owned subsidiary of FNF, subsequent to the J. Alexander’s Acquisition. For purposes of these Consolidated Financial Statements, FNSO and FNF are collectively referred to as “FNF”. References herein to operations and assets of J. Alexander’s Holdings, LLC may also refer to its consolidated subsidiaries.

On February 6, 2013, J. Alexander’s Holdings, LLC was formed as a Delaware limited liability company, and on February 25, 2013 (the Contribution Date), 100% of the membership interests of the Operating Company were contributed by FNF to J. Alexander’s Holdings, LLC in exchange for a 72.1% membership interest in J. Alexander’s Holdings, LLC issued to FNF. Additionally, on February 25, 2013, 100% of the membership interests of Stoney River Management Company, LLC and subsidiaries (Stoney River) were contributed by Fidelity Newport Holdings, LLC (FNH), a majority-owned subsidiary of FNF, to J. Alexander’s Holdings, LLC in exchange for a 27.9% membership interest in J. Alexander’s Holdings, LLC issued to FNH (the Contribution). J. Alexander’s Holdings, LLC then contributed Stoney River to the Operating Company.

J. Alexander’s Holdings, LLC, through the Operating Company and its subsidiaries, owns and operates full-service, upscale restaurants under the J. Alexander’s and Stoney River Legendary Steaks concepts. At December 30, 2012, restaurants operating within the J. Alexander’s concept consisted of 33 restaurants in 13 states. At December 29, 2013, restaurants operating within the J. Alexander’s concept consisted of 30 restaurants in 12 states and 10 Stoney River Legendary Steaks restaurants located in six states. The restaurants are concentrated primarily in the East, Southeast, and Midwest regions of the United States. J. Alexander’s Holdings, LLC does not have any restaurants operating under franchise agreements.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation and Basis of Presentation

The Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in the United States (GAAP) and include the accounts of J. Alexander’s Holdings, LLC as well as the accounts of its wholly owned subsidiaries. All intercompany profits, transactions, and balances have been eliminated. J. Alexander’s Holdings, LLC is a majority-owned subsidiary of FNF.

Financial information through the J. Alexander’s Acquisition Date is referred to as “Predecessor” company information, which has been prepared using the previous basis of accounting. The financial information for periods beginning October 1, 2012 is referred to as “Successor” company information and reflects the financial statement effects of recording fair value adjustments and the capital structure resulting from the J. Alexander’s Acquisition. Unless the context otherwise requires, all references to “Successor” refer either to J. Alexander’s,

F-7	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

LLC or J. Alexander’s Holdings, LLC for the periods subsequent to the J. Alexander’s Acquisition Date. The Predecessor operated under a different ownership and capital structure and the application of acquisition accounting affects the comparability of results of operations for periods before and after the J. Alexander’s Acquisition. Black lines have been drawn to separate the Successor’s financial information from that of the Predecessor.

(b) Fiscal Year

The J. Alexander’s Holdings, LLC fiscal year ends on the Sunday closest to December 31, and each quarter typically consists of 13 weeks. The period January 2, 2012 to September 30, 2012, included 39 weeks of operations, and the period October 1, 2012 to December 30, 2012, included 13 weeks of operations. Fiscal year 2013 included 52 weeks of operations.

(c) Discontinued Operations

During the year ended December 29, 2013, three underperforming J. Alexander’s restaurants were closed. The decision to close these restaurants was the result of an extensive review of the J. Alexander’s restaurant portfolio that examined each restaurant’s recent and historical financial and operating performance, its position in the marketplace, and other operating considerations. Two of these restaurants were considered to be discontinued operations. Net sales from the closed restaurants included in discontinued operations were $1,941 and the loss was $4,785 for 2013. The loss consists of $2,657 in asset impairment charges, $1,827 of exit and disposal costs, and a loss from operations of $301 in fiscal 2013. For the period October 1, 2012 through December 30, 2012, net sales related to these two locations and included in discontinued operations for comparative purposes were $1,314 and the loss was $506, all of which was from operations. For the period January 2, 2012 through September 30, 2012, net sales associated with these two restaurants were $4,306 and the loss was $1,412, all of which was from operations. There were no related assets reclassified as held for sale related to these closures, as there were no significant remaining assets related to these locations subsequent to the asset impairment charges being recorded.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased. Cash also consists of payments due from third-party credit card issuers for purchases made by guests using the issuers’ credit cards. The issuers typically remit payment within three to four days of a credit card transaction.

(e) Accounts and Notes Receivable

Accounts receivable are primarily related to income taxes due from governmental agencies and vendor rebates, which have been earned but not yet received. Related-party accounts receivable relate to payments made by third-party gift card resellers to the previous operating company of Stoney River, which is owned by FNH, for the Stoney River gift card sales made through those distribution channels subsequent to the Contribution.

(f) Inventory

Inventories are valued at the lower of cost or market, with cost being determined on a first-in, first-out basis.

F-8	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

(g) Property and Equipment, Net

J. Alexander’s Holdings, LLC states property and equipment at cost less accumulated depreciation and amortization. Depreciation and amortization expense is calculated using the straight-line method. The useful lives of assets are typically 30-40 years for buildings and land improvements and two to 10 years for furniture, fixtures, and equipment. Leasehold improvements are amortized over the lesser of the useful life or the remaining lease term, generally inclusive of renewal periods. Equipment under capital leases is amortized to its expected residual value at the end of the lease term. Gains or losses are recognized upon the disposal of property and equipment, and the asset and related accumulated depreciation and amortization are removed from the accounts. Maintenance, repairs, and betterments that do not enhance the value of or increase the life of the assets are expensed as incurred. J. Alexander’s Holdings, LLC capitalizes all direct external costs associated with obtaining the land, building, and equipment for each new restaurant, as well as construction period interest. All direct external costs associated with obtaining the dining room and kitchen equipment, signage, and other assets and equipment are also capitalized.

Certain direct and indirect costs are capitalized as building and leasehold improvement costs in conjunction with capital improvement projects at existing restaurants and acquiring and developing new restaurant sites. Such costs are amortized over the life of the related assets.

(h) Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over fair value of net assets acquired in the J. Alexander’s Acquisition. Intangible assets include trade names, deferred loan costs, and liquor licenses at certain restaurants. Goodwill, trade names, and liquor licenses are not subject to amortization, but are tested for impairment annually as of the fiscal year-end date, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount of the indefinite-lived intangible asset exceeds its fair value. J. Alexander’s Holdings, LLC performed the qualitative assessment of impairment for the indefinite-lived intangibles, which included an analysis of macroeconomic factors, industry and market conditions, internal cost factors, overall financial performance and entity-specific events. It was determined that no impairment was needed as of December 29, 2013 or December 30, 2012.

Deferred loan costs are subject to amortization and are classified in the “Deferred Charges” line item on the Consolidated Balance Sheets. Deferred loan costs are amortized principally by the interest method over the life of the related debt. For the next five fiscal years, scheduled amortization of deferred loan costs is as follows: 2014 – $19; 2015 – $19; 2016 – $18; 2017 – $16; 2018 and thereafter – $44.

(i) Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge may be recognized for the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group based upon the future highest and best use of the impaired asset or asset group. Fair value is determined by projected future discounted cash flows for each location or the estimated market value of the assets. The asset impairment charges are generally

F-9	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

recorded in the Consolidated Statements of Operations in the financial statement line item “Asset impairment charges and restaurant closing costs,” but are also recorded in the line item “Loss from discontinued operations, net” when applicable. Assets to be disposed of are separately presented in the Consolidated Balance Sheets and reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated.

In accordance with Accounting Standards Codification (ASC) Topic 360, Property, Plant, and Equipment, and in connection with the preparation of the J. Alexander’s Holdings, LLC financial statements for fiscal year 2013, long-lived assets held and used associated with three underperforming J. Alexander’s restaurants with a carrying amount of $4,240 were written down to their fair value of $0 resulting in an impairment charge of $4,240 being included in net income for the year ended December 29, 2013. Approximately $2,657 of the total impairment charge was related to the two locations that were determined to be discontinued operations, and the remaining $1,583 associated with the third location is presented in the “Asset impairment charges and restaurant closing costs” line item. Each restaurant was closed during fiscal 2013 and long-lived assets were either impaired and disposed of as of the date on which the restaurant ceased operations or transferred to existing locations.

No impairment charges were recorded for the period October 1, 2012 through December 30, 2012 or the period January 2, 2012 through September 30, 2012.

(j) Operating Leases

J. Alexander’s Holdings, LLC has land only, building only, and land and building leases that are recorded as operating leases. Most of the leases have rent escalation clauses and some have rent holiday and contingent rent provisions. The rent expense under these leases is recognized on the straight-line basis over an expected lease term, including cancelable option periods when it is reasonably assured that such option periods will be exercised because failure to do so would result in a significant economic penalty. J. Alexander’s Holdings, LLC begins recognizing rent expense on the date that it becomes legally obligated under the lease and takes possession of or is given control of the leased property. Rent expense incurred during the construction period for a leased restaurant location is included in pre-opening expense. Contingent rent expense is based upon sales levels and is typically accrued when it is deemed probable that it will be payable. Tenant improvement allowances received from landlords under operating leases are recorded as deferred rent obligations.

The same lease life that is used for the straight-line rent calculation is also used for assessing leases for capital or operating lease accounting.

(k) Revenue Recognition

Restaurant revenues are recognized when food and service are provided. Unearned revenue represents the liability for gift cards, which have been sold but not redeemed. Upon redemption, net sales are recorded and the liability is reduced by the amount of card values redeemed. Reductions in liabilities for gift cards that, although they do not expire, are considered to be only remotely likely to be redeemed and for which there is no legal obligation to remit balances under unclaimed property laws of the relevant jurisdictions (breakage), have been recorded as revenue and are included in net sales in the Consolidated Statements of Operations. Based on historical experience, management considers the probability of redemption of a J. Alexander’s gift card to be remote when it has been outstanding for 24 months. With respect to Stoney River gift cards, the breakage calculation is based on a historical nonredemption rate calculated as a percentage of gift cards sold. Breakage of $213, $145 and $26 related to gift cards was recorded in fiscal 2013, the period October 1, 2012 through December 30, 2012, and the period January 2, 2012 through September 30, 2012, respectively.

F-10	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

(l) Vendor Rebates

Vendor rebates are received from various nonalcoholic beverage suppliers, and to a lesser extent, suppliers of food products and supplies. Rebates are recognized as a reduction to cost of sales in the period in which they are earned.

(m) Advertising Costs

Costs of advertising are charged to expense at the time the costs are incurred. Advertising expense totaled $510, $19 and $52 recorded during fiscal 2013, the period October 1, 2012 through December 30, 2012, and the period January 2, 2012 through September 30, 2012, respectively.

(n) Transaction and Integration Costs

J. Alexander’s Holdings, LLC has historically grown through improving operations, food quality and the guest experience. However, during the periods presented as discussed above in Note 1, both the J. Alexander’s Acquisition and the Contribution transactions occurred, resulting in certain nonrecurring transaction and integration costs being incurred. During the year ended December 29, 2013, and the periods from October 1, 2012 through December 30, 2012, and January 2, 2012 through September 30, 2012, respectively, transaction and integration costs of approximately $(217), $183 and $4,537 were incurred. Transaction costs consist primarily of legal and consulting costs, accelerated expense associated with repurchased stock options, and to a lesser extent other professional fees and miscellaneous costs. Integration costs consist primarily of consulting and legal costs. In fiscal 2013, J. Alexander’s Holdings, LLC received $406 in insurance proceeds from its insurance carrier under its directors and officers liability policy for costs previously incurred relating to certain shareholder litigation resulting in income being presented for this year.

(o) Income Taxes

J. Alexander’s Holdings, LLC is a limited liability company. For federal and most state and local taxing jurisdictions, the revenues, expenses, and credits of a limited liability company are allocated to its members. For federal and most state and local taxing jurisdictions, which would comprise the majority of the J. Alexander’s Holdings, LLC filing jurisdictions, no provision, assets or liabilities have been recorded in the accompanying Consolidated Financial Statements for these specific jurisdictions since the conversion to a limited liability company. However, J. Alexander’s Holdings, LLC has a significant presence in the state of Tennessee and other local jurisdictions, which requires it to file income tax returns.

The benefits of uncertain tax positions are recognized in the financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, these probabilities are reassessed and any appropriate changes are recorded in the financial statements. Uncertain tax positions are accounted for by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of judgment in assessing the timing and amounts of deductible and taxable items. Tax positions that meet the more-likely-than-not recognition threshold are recognized and measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties accrued related to unrecognized tax benefits or income tax settlements are recognized as components of income tax expense.

F-11	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

(p) Concentration of Credit Risk

Financial instruments that are potentially exposed to a concentration of credit risk are cash and cash equivalents and accounts receivable. Operating cash balances are maintained in noninterest-bearing transaction accounts, which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250. Additionally, J. Alexander’s Holdings, LLC invests cash in a money market fund, which invests primarily in U.S. Treasury securities and is also insured by the FDIC up to $250. J. Alexander’s Holdings, LLC places cash with high-credit-quality financial institutions, and at times, such cash may be in excess of the federally insured limit. However, there have been no losses experienced related to these balances, and the credit risk is believed to be minimal. Also, J. Alexander’s Holdings, LLC believes that its risk related to cash equivalents from third-party credit card issuers for purchases made by guests using the issuers’ credit cards is not significant due to the number of banks involved and the fact that payment is typically received within three to four days of a credit card transaction. Therefore, J. Alexander’s Holdings, LLC does not believe it has significant risk related to its cash and cash equivalents accounts. Concentrations of credit risk with respect to accounts receivable are related principally to receivables from governmental agencies related to refunds of franchise and income taxes. J. Alexander’s Holdings, LLC does not believe it has significant risk related to accounts receivable due to the nature of the entities involved.

(q) Use of Estimates

Management has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the periods presented to prepare these Consolidated Financial Statements in conformity with GAAP. Significant items subject to such estimates and assumptions include those related to the accounting for gift card breakage, estimates of useful lives of property and equipment and leasehold improvements, the carrying amount of intangible assets, fair market valuations, determination of lease terms, and accounting for impairment losses, contingencies, and litigation. Actual results could differ from these estimates.

(r) Sales Taxes

Revenues are presented net of sales taxes. The obligation for sales taxes is included in accrued expenses and other current liabilities until the taxes are remitted to the appropriate taxing authorities.

(s) Pre-opening Expense

Pre-opening costs are accounted for by expensing such costs as they are incurred.

(t) Comprehensive Income

Total comprehensive income or loss is comprised solely of net income or net loss for all periods presented.

(u) Segment Reporting

J. Alexander’s Holdings, LLC owns and operates full-service, upscale restaurants under two concepts exclusively in the United States that have similar economic characteristics, nature of products and service, class of customer and distribution methods. J. Alexander’s Holdings, LLC believes it meets the criteria for aggregating its operating segments into a single reportable segment.

F-12	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

(v) Recently Issued Accounting Standards

In July 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU No. 2013-11 requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. The ASU does not require new recurring disclosures. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application are permitted. This guidance was adopted in fiscal year 2013, and there was no significant impact to the J. Alexander’s Holdings, LLC Consolidated Financial Statements.

In April 2014, the FASB issued ASU No. 2014-08-Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU No. 2014-08 improves the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. Under current GAAP, many disposals, some of which may be routine in nature and not a change in an entity’s strategy, are reported in discontinued operations. Additionally, the amendments in this ASU require expanded disclosures for discontinued operations. The amendments in this ASU also require an entity to disclose the pretax profit or loss of an individually significant component of an entity that does not qualify for discontinued operations reporting. The ASU is effective for annual financial statements with years that begin on or after December 15, 2014. J. Alexander’s Holdings, LLC will adopt this guidance in fiscal year 2015 and is currently evaluating the impact on its Consolidated Financial Statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The core principle of the standard is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU will replace most existing revenue recognition guidance in GAAP. New qualitative and quantitative disclosure requirements aim to enable financial statement users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual periods beginning after December 15, 2016. Early adoption is not permitted. The ASU permits the use of either the retrospective or cumulative effect transition method. J. Alexander’s Holdings, LLC has not yet selected a transition method or determined the effect, if any, that this ASU will have on its Consolidated Financial Statements and related disclosures.

(3) Significant Transactions

(a) J. Alexander’s Acquisition

On the J. Alexander’s Acquisition Date, FNF acquired substantially all of the outstanding common stock of J. Alexander’s Corporation. The fair value of the equity was $87,519. Purchase accounting was applied to the net assets of the acquiree as of October 1, 2012, as the time and activity between the J. Alexander’s Acquisition Date and the beginning of the fourth quarter of 2012 was not considered significant.

The purchase price was allocated to net tangible and identifiable intangible assets and liabilities based on their estimated fair values. Management prepared the purchase price allocations and utilized valuations provided

F-13	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

by third-party experts. Management reviewed and evaluated the third-party valuations to ensure the reasonableness and accuracy of the assumptions used to determine the fair values. The fair value of the liquor licenses was estimated using a market approach. The fair value of the trade names was estimated using an income approach, specifically known as the relief from royalty method. The relief from royalty method calculates the approximate royalty saved that is attributable to the sale of products and services using the trade names. The forecasted revenues expected to be generated under the trade names were based on the projected revenues of the respective company-owned restaurants.

Discount rates applied to the estimated cash flows for intangible assets acquired ranged from 13% to 15%, depending on the overall risk associated with the particular cash flow stream and other market factors. The discount rates used are believed to be consistent with those that a market participant would use. These approaches use significant estimates and assumptions including projected future cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate market comparables, and the determination of whether a premium or discount should be applied to the market comparables.

The fair value of either a favorable lease asset or an unfavorable lease liability was also recognized representing the difference between the market rates in effect compared to the various lease payments on individual operating leases. These assets and liabilities are amortized to rent expense on a straight-line basis over each respective operating lease term. Net amortization expense to rent from operations for the period from October 1, 2012 through December 30, 2012 was $25, and for the year ended December 29, 2013 was $100 for J. Alexander’s concept leases. Additionally, the period from October 1, 2012 through December 30, 2012 included $8 in net amortization income from discontinued operations, and fiscal year 2013 included $342 in net amortization income from discontinued operations. The 2013 discontinued operations amount included a write-off of one restaurant’s unfavorable lease liability and one restaurant’s favorable lease asset, which totals $334 of the $342 in net amortization income, as further discussed in note 2(c) above.

To determine the fair values of the land, buildings, improvements, and equipment, valuations provided by third-party experts were utilized. Management reviewed and evaluated the third-party valuations to ensure the reasonableness and accuracy of the assumptions used to determine the fair values. The fair values of the owned restaurant land and buildings were estimated using a sales comparison approach. The fair values of the leasehold improvements and equipment were estimated using a replacement cost approach. Also, the fair value of point-of-sale software and restaurant smallwares was estimated using a replacement cost approach.

The fair value associated with mortgage debt was determined based on an estimated market rate for debt with similar terms provided by a third party. Because the estimated market rate was less than that of the existing mortgage rate, a fair value adjustment to increase the debt balance by $3,473 was recorded, and the fair value adjustment was amortized as a reduction to interest expense based on the effective interest method over the remaining life of the mortgage debt. For fiscal 2013, $360 was recorded as a reduction to interest expense, and for the period October 1, 2012 through December 30, 2012, $175 was recorded as a reduction to interest expense. This mortgage debt was refinanced in 2013, and a gain for the remaining balance of the fair value adjustment of $2,938 was recorded upon extinguishment.

F-14	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

The purchase price allocation was completed in 2012, and therefore, the measurement period for the transaction was closed as of December 30, 2012. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the J. Alexander’s Acquisition Date:

October 1, 2012
Consideration	$87,519

Fair value of assets and current liabilities:
Net current liabilities (includes cash of $6,853)	(2,564)
Property, plant, and equipment	74,944
Purchased software	136
Favorable operating lease	1,634
Other noncurrent assets	1,897
Identified intangible assets:
Trade names	23,600
Liquor licenses	102

Total assets and current liabilities acquired	99,749

Fair value of noncurrent liabilities:
Long-term mortgage debt	19,852
Unfavorable operating lease	1,761
Deferred tax liability	1,588
Other noncurrent liabilities	4,766

Total noncurrent liabilities assumed	27,967

Goodwill	$15,737

The deferred tax liability of $1,588 was recorded on the Consolidated Balance Sheet as of October 1, 2012, but was subsequently distributed to FNF upon the conversion of the Operating Company to a limited liability company. Subsequent to the J. Alexander’s Acquisition Date and concurrent with the Contribution Date, J. Alexander’s Holdings, LLC also distributed $20,000 to FNF in the form of a note payable.

(b) Stoney River Contribution

On February 25, 2013, the assets of Stoney River were contributed by FNH to J. Alexander’s Holdings, LLC in exchange for a 27.9% membership interest in the consolidated J. Alexander’s Holdings, LLC entity. This transaction is between entities under the common control of FNF. Therefore, the business combination accounting guidance in ASC Topic 805, Business Combinations, does not apply, and no purchase accounting procedures were necessary. Rather, the assets of Stoney River were measured at their carrying amounts as of the date of transfer and the results of operations are presented prospectively as this was not considered a change in reporting entity. The Consolidated Statement of Operations for fiscal year 2013 includes 10 months of operations of the 10 Stoney River restaurants.

F-15	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

The following table summarizes the carrying values of the assets of Stoney River as of the Contribution date that were transferred to J. Alexander’s Holdings, LLC:

February 25, 2013
Current assets (includes cash of $561)	$1,192
Fixed assets, net of accumulated depreciation of $1,161	14,000
Trade names	1,453
Favorable operating lease, net of $288 in accumulated amortization	1,731
Other noncurrent assets	2

Total assets contributed	18,378

Current liabilities	3,178
Unfavorable operating lease, net of $134 in accumulated amortization	834
Deferred tax liability	21
Other noncurrent liabilities	185

Total liabilities assumed	4,218

Equity contributed	$14,160

The net amortization to rent expense from operations of the favorable lease asset and the unfavorable lease liability in 2013 for the Stoney River restaurants totaled $140.

(c) Restaurant Closures

As disclosed in Notes 2(c) and (i) above, during 2013, three underperforming J. Alexander’s restaurants were closed. At the time the decision to close the restaurants was made, each was analyzed for asset impairment, and each was determined to be an impaired location and the related long-lived assets with a carrying amount of $4,240 were written down to their fair value of $0, resulting in an impairment charge of $4,240 being included in net income for the year ended December 29, 2013. Approximately $2,657 of the total impairment charge was related to the two locations that were determined to be discontinued operations, and the remaining $1,583 associated with the third location is presented in the “Asset impairment charges and restaurant closing costs” line item.

In addition to asset impairment charges, restaurant closing costs of $2,338 were incurred in fiscal 2013, $1,827 of which related to the two locations determined to be discontinued operations. The remaining $511 associated with the third location is presented in the “Asset impairment charges and restaurant closing costs” line item. Restaurant closing costs consisted largely of accruals of remaining rent payments, net of estimated or actual subleases, and the liabilities for the remaining payments are reflected within the “Other long-term liabilities” line item. Additionally, brokerage fees, lease break payments, and moving and travel costs are included in restaurant closing costs.

F-16	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

(4) Fair Value Measurements

J. Alexander’s Holdings, LLC utilizes the following fair value hierarchy, which prioritizes the inputs into valuation techniques used to measure fair value. Accordingly, it uses valuation techniques which maximize the use of observable inputs and minimize the use of unobservable inputs when determining fair value. The three levels of the hierarchy are as follows:

Level 1	Defined as observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level 2

Defined as observable inputs other than Level 1 prices. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3

Defined as unobservable inputs for which little or no market data exists, therefore, requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

In connection with the J. Alexander’s Acquisition in 2012, assets and liabilities were recorded at their estimated fair values on the effective date of the transaction. See Note 3 above for additional discussion relative to the approach for determining the fair values of assets and liabilities recorded at that time.

There were no significant assets or liabilities measured at fair value on a recurring basis during fiscal year 2013.

The recorded amounts for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and other current liabilities approximate fair value due to their short-term nature.

(5) Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 29, 2013	December 30, 2012
Prepaid insurance	$685	$684
Prepaid rent	597	429
Other	201	238

Prepaid expenses and other current assets	$1,483	$1,351

F-17	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

(6) Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 29, 2013	December 30, 2012
Land	$20,204	$17,667
Buildings	24,321	18,110
Leasehold improvements	33,244	30,423
Restaurant and other equipment	14,573	9,097
Construction in progress	808	489

	93,150	75,786
Less accumulated depreciation	(9,934)	(1,290)

Property and equipment, net	$83,216	$74,496

For the year ended December 29, 2013, the periods October 1, 2012 through December 30, 2012, and January 2, 2012 through September 30, 2012, depreciation expense from continuing operations was $7,456, $1,448 and $4,152, respectively. The loss on disposition of assets from continuing operations, primarily related to the refreshing of assets through store remodels, was $404, $61 and $218, for the year ended December 29, 2013, the periods October 1, 2012 through December 30, 2012, and January 2, 2012 through September 30, 2012, respectively. In addition to the above amounts, there was depreciation expense included in discontinued operations of $74, $88 and $266, for the year ended December 29, 2013, the periods October 1, 2012 through December 30, 2012, and January 2, 2012 through September 30, 2012, respectively.

In connection with the preparation of the Consolidated Financial Statements for fiscal year 2013, long-lived assets with a carrying amount of $4,240 were written off resulting in an impairment charge of $4,240, which was included in net income for the year ended December 29, 2013. Fair value is generally determined using projected future discounted cash flows for each restaurant location combined with the estimated salvage value of each restaurant’s furnishings, fixtures, and equipment. The discount rate is the estimated weighted average cost of capital, which management believes is commensurate with the required rate of return that a potential buyer would expect to receive when purchasing a similar restaurant and the related long-lived assets. Assumptions about important factors such as sales and margin change are limited to those that are supportable based upon management’s plans for the restaurant. As these associated restaurants were closed and assets were disposed of upon closure, fair value was determined to be $0 for these associated locations. No impairment charges were recorded in either period presented for 2012.

(7) Goodwill and Indefinite-Lived Intangible Assets

Intangible assets consisted of the following:

	December 29, 2013	December 30, 2012
Goodwill	$15,737	$15,737
Trade name	25,053	23,600
Liquor Licenses	102	102

Intangible assets	$40,892	$39,439

F-18	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

(8) Other Assets

Other assets consisted of the following:

	December 29, 2013	December 30, 2012
Favorable operating leases, net	$2,520	$1,545
Cash surrender value of life insurance	1,806	1,707
Other	305	201

Other assets	$4,631	$3,453

(9) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 29, 2013	December 30, 2012
Taxes, other than income taxes	$3,365	$2,708
Salaries, wages, vacation, and incentive compensation	3,464	2,227
Other	1,718	2,478

Accrued expenses and other current liabilities	$8,547	$7,413

(10) Debt

Debt and obligations under capital leases consisted of the following:

	December 29, 2013	December 29, 2013	December 30, 2012	December 30, 2012
	Current	Long-term	Current	Long-term
Mortgage loan, 8.6% interest, payable through 2022	$—	$—	$1,177	$16,075
Mortgage loan fair value	—	—	528	2,770
Mortgage loan, LIBOR + 2.5% (floor of 3.25%, ceiling of 6.25%, at 3.25% at December 29, 2013), payable through 2020	1,667	12,916	—	—
Note payable to related party, 12.5% interest, payable through 2016	—	20,000	—	—
Obligation under capital lease, 9.9% interest, payable through 2015	52	5	47	57

Total debt and obligations under capital leases	$1,719	$32,921	$1,752	$18,902

F-19	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

The mortgage loan outstanding as of December 30, 2012, which was obtained in 2002 in the original amount of $25,000, had an effective annual interest rate, including the effect of the amortization of deferred loan costs, of 8.6% and was payable in equal monthly installments of principal and interest of approximately $212, through November 2022.

In 2009, a bank loan agreement was obtained that provided for a three-year $5,000 revolving line of credit, which could be used for general corporate purposes and expired on May 22, 2012. The loan was refinanced as a $6,000 line of credit with substantially similar terms on June 27, 2012. The revolving line of credit was secured by liens on certain personal property, subsidiary guaranties, and a negative pledge on certain real property and there were no outstanding amounts borrowed under the line of credit as of December 30, 2012.

On September 3, 2013, the mortgage loan obtained in 2002 was paid off. At that time, the previous line-of-credit agreement was also refinanced, and a new $16,000 bank loan that provides two new credit facilities was obtained. The borrower under this loan agreement is J. Alexander’s, LLC, and the loan is guaranteed by J. Alexander’s Holdings, LLC and all significant subsidiaries. The new credit facilities consist of a three-year $1,000 revolving line of credit, which replaces the previous line of credit and may be used for general corporate purposes, and a seven-year $15,000 term loan with monthly principal payments of $139 plus interest. The credit facilities are secured by liens on certain personal property of J. Alexander’s Holdings, LLC and its subsidiaries, subsidiary guaranties, and a mortgage lien on certain real property. At the time of the refinancing, there were no unamortized deferred loan costs, which had previously been capitalized with regard to either the existing term loan or the existing revolving line of credit. Further, there were no borrowed balances outstanding under the previous line of credit.

This transaction was accounted for as a debt extinguishment as an alternative lender was selected with respect to the term loan. A $2,938 gain relative to the transaction was recorded as the reacquisition price was less than the carrying amount of the debt as of the date of refinancing, which was due to the fact that the carrying amount of the debt included an adjustment made in purchase accounting to record the mortgage debt at fair value. In connection with the transaction, lender and legal fees in the amount of $123 were incurred, which were capitalized as deferred loan costs and are being amortized over the respective lives of the promissory notes.

Any amount borrowed under the 2013 revolving credit facility bears interest at an annual rate of 30-day LIBOR plus a margin equal to 2.50%, with a minimum interest rate of 3.25% per annum. The term loan bears interest at an annual rate of 30-day LIBOR plus a margin equal to 2.50%, with a minimum and maximum interest rate of 3.25% and 6.25% per annum, respectively. The loan agreement, among other things, permits payments of tax dividends to members, limits capital expenditures, asset sales and liens and encumbrances, prohibits dividends, and contains certain other provisions customarily included in such agreements. In addition, dividends may be paid under a formula consisting of a $2,500 base, which amount will be increased annually by $2,500 plus 25% of consolidated net income for the immediately preceding year, beginning with the year which ended December 29, 2013, and reduced by the aggregate amount of such dividends previously paid, if any, from the loan agreement’s inception through the measurement date.

The 2013 bank loan agreement also includes certain financial covenants. A fixed charge coverage ratio of at least 1.25 to 1 as of the end of any fiscal quarter based on the four quarters then ending must be maintained. The fixed charge coverage ratio is defined in the loan agreement as the ratio of (a) the sum of net income for the applicable period (excluding the effect on such period of any extraordinary or nonrecurring gains or losses, including any asset impairment charges, restaurant closing expenses (including lease buy-out expenses), changes in valuation allowance for deferred tax assets, and noncash deferred income tax benefits and expenses and up to

F-20	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

$1,000 (in the aggregate for the term of the loans) in uninsured losses) plus depreciation and amortization plus interest expense plus rent payments plus noncash share-based compensation expense minus the greater of either actual total store maintenance capital expenditures (excluding major remodeling or image enhancements) or the total number of stores in operation for at least 18 months multiplied by $40, to (b) the sum of interest expense during such period plus rent payments made during such period plus payments of long-term debt and capital lease obligations made during such period, all determined in accordance with GAAP.

In addition, the maximum adjusted debt to EBITDAR ratio must not exceed 4.0 to 1 at the end of any fiscal quarter. Under the loan agreement, EBITDAR is measured based on the then-ending four fiscal quarters and is defined as the sum of net income for the applicable period (excluding the effect on such period of any extraordinary or nonrecurring gains or losses, including any asset impairment charges, restaurant closing expenses (including lease buy-out expenses), changes in valuation allowance for deferred tax assets and noncash deferred income tax benefits and expenses and up to $1,000 (in the aggregate for the term of the loans) in uninsured losses) plus an amount that in the determination of net income for the applicable period has been deducted for (i) interest expense; (ii) total federal, state, foreign, or other income taxes; (iii) all depreciation and amortization; (iv) rent payments; and (v) noncash share-based compensation, all as determined in accordance with GAAP. Adjusted debt is (i) funded debt obligations net of any short-term investments, cash and cash equivalents plus (ii) rent payments multiplied by seven. The $20,000 note payable to FNF (see Note 17) is subordinated to borrowings outstanding under the 2013 bank loan agreement and, for purposes of calculating the financial covenants, this note and related interest expense are excluded from the calculations.

If an event of default shall occur and be continuing under the loan agreement, the commitment under the loan agreement may be terminated and any principal amount outstanding, together with all accrued unpaid interest and other amounts owing in respect thereof, may be declared immediately due and payable. J. Alexander’s, LLC was in compliance with these financial covenants as of December 29, 2013 and for all reporting periods during the year then ended.

No amounts were outstanding under the revolving line of credit at December 29, 2013, or subsequent to that time through August 13, 2014. The loan is secured by the real estate, equipment and other personal property of nine of the J. Alexander’s restaurant locations with an aggregate net book value of $25,076 as of December 29, 2013. The real property at these locations is owned by JAX Real Estate, LLC, a wholly-owned subsidiary of J. Alexander’s, LLC.

Deferred loan costs are $120 and $0, net of accumulated amortization expense of $3 and $0 at December 29, 2013 and December 30, 2012, respectively. Deferred loan costs are being amortized to interest expense using the effective interest method over the life of the related debt.

The carrying value of the debt balance under the term loan at December 29, 2013, is considered to approximate its fair value because of the proximity of the debt refinancing discussed above to the 2013 fiscal year-end.

The aggregate maturities of long-term debt for the five fiscal years succeeding December 29, 2013 are as follows: 2014 – $1,719; 2015 – $1,671; 2016 – $21,667; 2017 – $1,667; 2018 – $1,667; and $6,249 thereafter.

F-21	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

(11) Other Long-term Liabilities

Other long-term liabilities consisted of the following:

	December 29, 2013	December 30, 2012
Deferred rent	$2,024	$168
Unfavorable lease liabilities, net	1,662	1,689
Other noncurrent liabilities	69	49

Other long-term liabilities	$3,755	$1,906

(12) Leases

At December 29, 2013, subsidiaries of J. Alexander’s Holdings, LLC were lessee under both ground leases (the subsidiaries lease the land and build their own buildings) and improved leases (lessor owns the land and buildings) for restaurant locations. These leases are generally operating leases.

Terms for these leases are generally for 15 to 20 years and, in many cases, the leases provide for rent escalations and for one or more five-year renewal options. J. Alexander’s Holdings, LLC is generally obligated for the cost of property taxes, insurance, and maintenance. Certain real property leases provide for contingent rentals based upon a percentage of sales. In addition, a subsidiary of J. Alexander’s Holdings, LLC is a lessee under other noncancelable operating leases, principally for office space. Amortization of leased assets is included in depreciation and amortization of restaurant property and equipment expense and general and administrative expense in the Consolidated Statements of Operations.

The following table summarizes future minimum lease payments under capital and operating leases (excluding renewal options), including those restaurants reported as discontinued operations, having an initial term of one year or more:

	December 29, 2013
	Capital leases	Operating leases
2014	$56	$5,919
2015	4	5,458
2016	—	5,080
2017	—	4,181
2018	—	3,568
2019 and thereafter	—	6,806

Total minimum lease payments(1)	60	$31,012

Less amount representing interest	(3)

Present value of minimum lease payments	57
Less current maturities of capitalized lease obligations	(52)

Long-term capitalized lease obligations	$5

(1)	Total minimum lease payments under operating leases have not been reduced by minimum sublease rentals of $1.4 million due in future periods under noncancelable subleases.

F-22	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

For the year ended December 29, 2013, the periods from October 1, 2012 through December 30, 2012, and January 2, 2012 through September 30, 2012, straight-line base rent expense from continuing operations was $5,902, $1,140 and $3,011, respectively. In addition to the aforementioned amounts, there was straight-line base rent expense included in discontinued operations of $179, $168 and $503, for the year ended December 29, 2013, the periods from October 1, 2012 through December 30, 2012, and January 2, 2012 through September 30, 2012, respectively. There was no significant contingent rent expense for the any of the periods presented.

(13) Stock Options

The Predecessor had equity incentive plans in place, under which directors, officers, and key employees were granted options to purchase shares of J. Alexander’s Corporation stock. During the period January 2, 2012 through September 30, 2012, the Predecessor incurred $229 of stock option expense associated with the normal vesting of outstanding options and an additional $563 of accelerated stock option expense associated with the immediate vesting of all options prior to the repurchase of the outstanding options in conjunction with the J. Alexander’s Acquisition. The Predecessor paid $7,643 to repurchase those outstanding options, and the repurchase was accounted for as a reduction to additional paid-in capital (APIC). The Predecessor also received the $280 of excess tax benefits associated with the repurchase, which was also accounted for as an increase to APIC. Upon the repurchase, the existing plans were terminated. J. Alexander’s Holdings, LLC has not put any new equity incentive plans into place.

(14) Membership Equity

The Members constitute a single class or group of members of J. Alexander’s Holdings, LLC, which was formed with a perpetual life. Except as may be provided by the Delaware Limited Liability Company Act, as amended (the Act), no Member of J. Alexander’s Holdings, LLC is obligated personally for any debt, obligation, or liability of J. Alexander’s Holdings, LLC or of any other Member solely by reason of being a Member of J. Alexander’s Holdings, LLC. No Member has any responsibility to restore any negative balance in its capital account or contribute to the liabilities or obligations of J. Alexander’s Holdings, LLC or return distributions made by J. Alexander’s Holdings, LLC, except as may be required by the Act or other applicable law. No Member has any right to resign or withdraw from J. Alexander’s Holdings, LLC without the consent of the other Members or to receive any distribution or the repayment of the Member’s contribution except as provided in the Limited Liability Company Agreement.

For the period beginning on the J. Alexander’s Acquisition Date and continuing through the Contribution Date, FNF owned 100% of the membership interests of J. Alexander’s, LLC. Subsequent to the Contribution Date and through December 29, 2013, FNF owns 72.1% of the membership interests directly, and FNH owns 27.9% of the membership interests of J. Alexander’s Holdings, LLC.

(15) Income Taxes

The Predecessor, J. Alexander’s Corporation, was organized as a C corporation, and therefore, filed federal and state income tax returns, as required in various jurisdictions. J. Alexander’s Corporation was converted to J. Alexander’s LLC on October 30, 2012, and thereafter, the filing requirements and related tax liability at both the federal and state level were passed through to FNF. At the Contribution Date, partnership tax treatment became effective, and the federal and state tax filing requirements for J. Alexander’s Holdings, LLC went into effect. Although partnership returns for J. Alexander’s Holdings, LLC are filed in most jurisdictions, effectively passing the tax liability to the partners, there are a small number of jurisdictions, Tennessee being one of them,

F-23	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

that do not recognize limited liability companies structured as partnerships as disregarded entities for state income tax purposes. In those jurisdictions, J. Alexander’s Holdings, LLC is liable for any applicable state income tax. J. Alexander’s Holdings, LLC is also liable for franchise taxes in the various jurisdictions in which it operates.

Return-to-provision adjustments have been made in fiscal year 2013 related to changes in estimates made at the time that the provision for income taxes related to final filings for J. Alexander’s Corporation was prepared. Income tax (expense) benefit related to income (loss) before income taxes is as follows:

	Year ended December 29, 2013	October 1 through December 30, 2012	January 2 through September 30, 2012
Current federal	$(225)	$—	$99
Current state	87	(1)	(20)

Income tax (expense) benefit	$(138)	$(1)	$79

The effective tax rate differs from the statutory state and local tax rates due to the impact of permanent tax differences. These permanent tax differences include nondeductible charges for merger related expenses, nondeductible charges for meals and entertainment expenses, tax deductions related to incentive option grants, and life insurance expense.

During the period beginning on October 30, 2012 and ending on December 30, 2012, as well as for the period from the beginning of the 2013 fiscal year and ending on the Contribution Date in 2013, the Operating Company was a single member limited liability company, and tax expense was not allocated by FNF to the Operating Company. Had the Operating Company been a separate tax-paying entity, pro forma tax (expense) benefit would have been $(885) and $89, respectively for these periods.

In the period from January 2, 2012 through September 30, 2012, federal and state income taxes of $579 were paid and refunds totaling $254 were received. In the period from October 1, 2012 through December 30, 2012, $1 was paid related to federal and state income taxes and refunds totaling $106 were received. In 2013, $45 was paid related to federal and state income taxes and refunds totaling $420 were received.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For the Predecessor period presented in 2012, the significant components of the Predecessor’s net deferred tax assets included deferred compensation accruals, net operating loss carryforwards, tax credit carryforwards, deferred rent obligations, tax over book depreciation, and asset impairments. A valuation allowance was recorded for substantially all of the net deferred tax assets at that time. As of the J. Alexander’s Acquisition Date, the value of the net deferred tax liability was determined to be $1,588, which was subsequently distributed to FNF upon the

F-24	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

conversion of J. Alexander’s Corporation to a limited liability company and treatment as a pass-through entity. The components of the net deferred tax liability as of the J. Alexander’s Acquisition Date are as follows:

October 1, 2012
Deferred tax assets:
Tax credit carryforwards	$6,982
Other	2,125

Total gross deferred tax assets	9,107
Deferred tax asset valuation allowance	—

Total net deferred tax assets	9,107

Deferred tax liabilities:
Property, plant and equipment	1,807
Trademark intangible	8,850
Other	38

Total gross deferred tax liabilities	10,695

Net deferred tax liability	$(1,588)

Subsequent to the conversion of J. Alexander’s Corporation and subsidiaries to limited liability companies, there has been no significant income tax liability and no significant deferred tax assets or liabilities have been recorded.

The tax years 2009 to 2013 remain open to examination by various taxing jurisdictions.

(16) Contingencies

(a) Contingent Leases

As a result of the disposition of the Predecessor’s Wendy’s operations in 1996, subsidiaries of J. Alexander’s LLC may remain secondarily liable for certain real property leases with remaining terms of one to four years. The total estimated amount of lease payments remaining on these eight leases at December 29, 2013 was approximately $500. In connection with the sale of the Predecessor’s Mrs. Winner’s Chicken & Biscuit restaurant operations in 1989 and certain previous dispositions, subsidiaries of J. Alexander’s LLC also may remain secondarily liable for certain real property leases with remaining terms of one to five years. The total estimated amount of lease payments remaining on these three leases at December 29, 2013 was approximately $400. Additionally, in connection with the previous disposition of certain other Wendy’s restaurant operations, primarily the southern California restaurants in 1982, subsidiaries of J. Alexander’s LLC may remain secondarily liable for certain real property leases with remaining terms of one to five years. The total estimated amount of lease payments remaining on these five leases as of December 29, 2013 was approximately $400. There have been no payments by subsidiaries of J. Alexander’s LLC of such contingent liabilities in the history of J. Alexander’s LLC. Management does not believe any significant loss is likely.

(b) Tax Contingencies

J. Alexander’s Holdings, LLC is subject to real property, personal property, business, franchise and income, and sales and use taxes in various jurisdictions within the United States and is regularly under audit by tax

F-25	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

authorities. This is believed to be common for the restaurant industry. Management believes the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position or results of operations for J. Alexander’s Holdings, LLC.

(c) Insurance Reserves

Traditional insurance coverage is maintained for various insurable risks including medical, dental, workers’ compensation, general liability, liquor liability, employment liability, and property policies. The previous owner of Stoney River did not carry traditional insurance coverage, but rather retained a significant portion of those insurable risks. As such, when Stoney River was contributed to J. Alexander’s Holdings, LLC, those risks and related liabilities were also transferred to J. Alexander’s Holdings, LLC and were a component in the current liabilities line item included in note 3(b) above. During 2013, Stoney River was transitioned to traditional third-party insurance coverage under J. Alexander’s Holdings, LLC’s existing policies, and the provisions for losses expected under the prior self-insured programs were adjusted to reflect the known facts and circumstances surrounding each risk. Management believes that the risk of any significant claims being incurred but not reported as of December 29, 2013 is minimal. The total recorded liability for those self-insured risks under the prior programs totaled $295 at December 29, 2013.

(d) Litigation Contingencies

J. Alexander’s Holdings, LLC and its subsidiaries are defendants from time to time in various claims or legal proceedings arising in the ordinary course of business, including claims relating to workers’ compensation matters, labor-related claims, discrimination and similar matters, claims resulting from guest accidents while visiting a restaurant, claims relating to lease and contractual obligations, federal and state tax matters, and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns, and injury or wrongful death under “dram shop” laws that allow a person to sue J. Alexander’s Holdings, LLC based on any injury caused by an intoxicated person who was wrongfully served alcoholic beverages at one of its restaurants.

Management does not believe that any of the legal proceedings pending against it as of the date of this report will have a material adverse effect on its liquidity or financial condition. J. Alexander’s Holdings, LLC may incur liabilities, receive benefits, settle disputes, sustain judgments, or accrue expenses relating to legal proceedings in a particular fiscal year, which may adversely affect its results of operations, or on occasion, receive settlements that favorably affect its results of operations.

(17) Related-Party Transactions

In connection with the Contribution, J. Alexander’s Holdings, LLC entered into a $20,000 note payable to FNF, which was accounted for as a distribution of capital. The note accrues interest at 12.5%, and the interest and principal are payable in full on January 31, 2016. During the year ended December 29, 2013, $2,139 of interest expense payable to FNF was recorded related to this note, which is reported in the “Accrued expenses due to related party” line item on the Consolidated Balance Sheet.

FNF also bills J. Alexander’s Holdings, LLC for expenses incurred or payments made on its behalf by FNF, primarily related to third-party consulting fees and travel expenses for employees and the board of managers. At December 30, 2012, $841 of consulting costs were accrued and included in the “Accrued expenses due to related party” line item, and the associated expense was included in the “Nonrecurring transaction and integration expenses” line item. These expenses amounted to $31 for the year ended December 29, 2013, and there was no accrual needed for such costs at year end 2013.

F-26	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

As discussed in detail in note 3(b) above, Stoney River was contributed to J. Alexander’s Holdings, LLC by FNH on the Contribution Date. Subsequent to that date, the former operating parent of Stoney River, ABRH, LLC (ABRH), continued to process transactions for the Stoney River restaurants in order to assist in the transition of point-of-sale systems, the accounts payable function, the payroll function and third-party gift card sales. Although no management or service fees were paid for these services, monies were transferred between ABRH and J. Alexander’s Holdings, LLC on a regular basis, and receivables of $150 from ABRH are included in the J. Alexander’s Holdings, LLC Consolidated Balance Sheet at December 29, 2013. Further, J. Alexander’s Holdings, LLC began utilizing the internal audit function of ABRH to perform internal controls testing on behalf of FNF, as well as to perform certain operational audits at the restaurant level. J. Alexander’s Holdings, LLC is billed by ABRH for these services, which totaled $34 of general and administrative expense for the year ended December 29, 2013, and at December 29, 2013, an accrual of $11 was included in the “Accrued expenses due to related party” line item on the Consolidated Balance Sheet.

(18) Employee Benefit Plans

J. Alexander’s Holdings, LLC maintains a Savings Incentive and Salary Deferral Plan under Section 401(k) of the Internal Revenue Code (the Plan) for the benefit of its employees and their beneficiaries. Under the Plan, qualifying employees can defer a portion of their income on a pretax basis through contributions to the Plan, subject to an annual statutory limit. All employees with at least one thousand hours of service during the 12-month period subsequent to their hire date, or any calendar year thereafter, and who are at least 21 years of age are eligible to participate. For each dollar of participant contributions, up to 3% of each participant’s salary, J. Alexander’s Holdings, LLC makes a minimum 25% matching contribution to the Plan. Matching contributions vest according to a vesting schedule defined in the plan document. Matching contributions totaled $119, $18 and $56 for the year ended December 29, 2013, for the periods October 1, 2012 through December 30, 2012, and January 2, 2012 through September 30, 2012, respectively.

J. Alexander’s Holdings, LLC has Salary Continuation Agreements, which provide retirement and death benefits to executive officers and certain other members of management. The recorded liability associated with these agreements totaled $4,733 and $4,534 at December 29, 2013 and December 30, 2012, respectively. The expense recognized under these agreements was $199, $35 and $488 for the year ended December 29, 2013, the periods October 1, 2012 through December 30, 2012, and January 2, 2012 through September 30, 2012, respectively.

J. Alexander’s Holdings, LLC also has a nonqualified deferred compensation plan under which executive officers and certain senior managers may defer receipt of their compensation, including up to 25% of applicable salaries and bonuses, and be credited with matching contributions under the same matching formula and limitations as the Savings Incentive and Salary Deferral Plan. Amounts that are deferred under this plan, and any matching contributions, are increased by earnings and decreased by losses based on the performance of one or more investment measurement funds elected by the participants from a group of funds, which the plan administrator has determined to make available for this purpose. Participant account balances totaled $222 and $158 at December 29, 2013 and December 30, 2012, respectively.

In 1992, J. Alexander’s Corporation established an Employee Stock Ownership Plan (ESOP), which purchased shares of J. Alexander’s Corporation common stock from a trust created by the late Jack C. Massey, the former Board Chairman of the Predecessor, and the Jack C. Massey Foundation. In connection with the J. Alexander’s Acquisition, this ESOP was terminated, and all vested balances in participants’ accounts were distributed accordingly. In 2014, a favorable determination letter was received from the Internal Revenue Service approving the termination of this ESOP.

F-27	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013 and December 30, 2012

(Dollars in thousands)

(19) Subsequent Events

Subsequent events have been evaluated and disclosed through August 13, 2014, the date of issuance of these Consolidated Financial Statements.

(20) Quarterly Results (Unaudited)

	2013 Quarters ended
	March 31	June 30	September 29	December 29
Net sales	$45,477	$47,815	$44,854	$50,077
Operating income	2,129	1,455	102	3,971
Income from continuing operations before income taxes	1,684	664	2,230	3,246
Comprehensive and net income (loss)	(1,278)	(871)	1,749	3,301

	2012 Quarters ended
	April 1	July 1	September 30	December 30
Net sales	$40,942	$38,789	$36,824	$40,341
Operating income (loss)	3,530	1,181	(3,002)	2,886
Income (loss) from continuing operations before income taxes	3,070	804	(3,500)	2,725
Comprehensive and net income (loss)	2,421	221	(3,601)	2,218

F-28

J. ALEXANDER’S HOLDINGS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

June 29, 2014 and December 29, 2013

(Unaudited in thousands)

	June 29, 2014	December 29, 2013
Assets
Current assets:
Cash and cash equivalents	$23,938	$18,069
Accounts and notes receivable	145	202
Accounts receivable from related party	2	150
Inventories	2,040	2,112
Prepaid expenses and other current assets	2,087	1,483

Total current assets	28,212	22,016
Other assets	4,556	4,631
Property and equipment, at cost, less accumulated depreciation and amortization of $13,799 and $9,934 as of June 29, 2014 and December 29,2013, respectively	82,132	83,216
Goodwill	15,737	15,737
Tradename and other indefinite-lived intangibles	25,155	25,155
Deferred Charges, less accumulated amortization of $67 and $33 as of June 29, 2014 and December 29, 2013, respectively	329	346

Total assets	$156,121	$151,101

Liabilities and Membership Equity
Current liabilities:
Accounts payable	$4,757	$4,568
Accrued expenses and other current liabilities	7,659	8,547
Accrued expenses due to related party	3,465	2,150
Unearned revenue	2,501	4,031
Current portion of long-term debt and obligations under capital leases	1,698	1,719

Total current liabilities	20,080	21,015
Long term debt and obligations under capital leases, net of portion classified as current	12,083	12,921
Long term debt due to related party	20,000	20,000
Deferred compensation obligations	5,079	4,955
Other long-term liabilities	3,904	3,755

Total liabilities	61,146	62,646
Membership equity:
Members’ equity	94,975	88,455

Total membership equity	94,975	88,455

Total liabilities and membership equity	$156,121	$151,101

J. ALEXANDER’S HOLDINGS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Six Months ended June 29, 2014 and June 30, 2013

(Unaudited in thousands)

	Six Months Ended
	June 29 2014	June 30 2013
Net sales	$102,196	$93,292
Costs and expenses:
Cost of sales	32,339	30,388
Restaurant labor and related costs	30,711	29,245
Depreciation and amortization of restaurant property and equipment	3,777	3,445
Other operating expenses	20,491	19,162

Total restaurant operating expenses	87,318	82,240
Transaction and integration expenses	102	(313)
General and administrative expenses	6,537	5,695
Asset impairment charges and restaurant closing costs	4	2,086
Pre-opening expense	21	—

Total operating expenses	93,982	89,708

Operating income	8,214	3,584

Other income (expense):
Interest expense	(1,491)	(1,311)
Other, net	76	75

Total other income (expense)	(1,415)	(1,236)

Income from continuing operations before income taxes	6,799	2,348
Income tax (expense) benefit	(37)	—
Loss from discontinued operations, net	(224)	(4,497)

Net income (loss)	$6,538	$(2,149)

J. ALEXANDER’S HOLDINGS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Six Months ended June 29, 2014 and June 30, 2013

(Unaudited in thousands)

	Six Months Ended
	June 29 2014	June 30 2013
Cash flows from operating activities:
Net income (loss)	$6,538	$(2,149)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	3,921	3,620
Asset impairment charges	—	4,262
Other	254	(236)
Changes in assets and liabilities:
Accounts and notes receivable	205	(479)
Prepaid expenses and other current assets	(604)	(312)
Accounts payable	(209)	261
Accrued expenses and other current liabilities	427	(863)
Other, net	(1,155)	1,138

Net cash provided by operating activities	9,377	5,242

Cash flows from investing activities:
Purchase of property and equipment	(2,510)	(2,445)
Other investing activities	(120)	583

Net cash used in investing activities	(2,630)	(1,862)

Cash flows from financing activities:
Payments on debt and obligations under capital leases	(859)	(869)
Other financing activities	(19)	—

Net cash used in financing activities	(878)	(869)

Increase in cash and cash equivalents	5,869	2,511
Cash and cash equivalents at beginning of period	18,069	11,127

Cash and cash equivalents at end of period	$23,938	$13,638

Supplemental disclosures of non-cash items:
Property and equipment obligations accrued at beginning of period	$808	$489
Property and equipment obligations accrued at end of period	1,206	860
Cash paid for interest	216	710
Cash paid for income taxes	67	16
Noncash related-party note accounted for as a distribution of capital	—	20,000

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 29, 2014 and June 30, 2013

(Dollars in thousands)

(1) Organization and Business

On September 26, 2012 (the J. Alexander’s Acquisition Date), Fidelity National Financial, Inc. (FNF) acquired substantially all of the outstanding common stock of J. Alexander’s Corporation, a publicly traded company (the J. Alexander’s Acquisition) in a tender offer, followed by a merger, after which FNF owned all of the outstanding common stock of J. Alexander’s Corporation. The outstanding shares of common stock were delisted and deregistered from the NASDAQ Global Select Market, and J. Alexander’s Corporation was subsequently converted from a corporation to a limited liability company, J. Alexander’s, LLC (the Operating Company), on October 30, 2012. FNF also contributed the ownership of the Operating Company to Fidelity National Special Opportunities, Inc. (FNSO), a wholly owned subsidiary of FNF, subsequent to the J. Alexander’s Acquisition. For purposes of these Condensed Consolidated Financial Statements, FNSO and FNF are collectively referred to as “FNF”.

On February 6, 2013, J. Alexander’s Holdings, LLC was formed as a Delaware limited liability company, and on February 25, 2013 (the Contribution Date), 100% of the membership interests of the Operating Company were contributed by FNF to J. Alexander’s Holdings, LLC in exchange for a 72.1% membership interest in J. Alexander’s Holdings, LLC issued to FNF. Additionally, on February 25, 2013, 100% of the membership interests of Stoney River Management Company, LLC and subsidiaries (Stoney River) were contributed by Fidelity Newport Holdings, LLC (FNH), a majority-owned subsidiary of FNF, to J. Alexander’s Holdings, LLC in exchange for a 27.9% membership interest in J. Alexander’s Holdings, LLC issued to FNH (the Contribution). J. Alexander’s Holdings, LLC then contributed Stoney River to the Operating Company.

During the six months ended June 29, 2014, FNF converted FNSO to Fidelity National Financial Ventures, LLC (“FNFV”). Other than certain tax consequences, this change in the organization of the entity holding a majority of the membership interests had no effect on the operations of J. Alexander’s Holdings, LLC.

J. Alexander’s Holdings, LLC, through the Operating Company and its subsidiaries, owns and operates full-service, upscale casual dining restaurants under the J. Alexander’s and Stoney River Legendary Steaks concepts. At June 29, 2014 and December 29, 2013, restaurants operating within the J. Alexander’s concept consisted of 30 restaurants in 12 states and 10 Stoney River Legendary Steaks restaurants located in six states. The restaurants are concentrated primarily in the East, Southeast, and Midwest regions of the United States. J. Alexander’s Holdings, LLC does not have any restaurants operating under franchise agreements.

(2) Basis of Presentation

(a) Interim Financial Statements

The accompanying unaudited Condensed Consolidated Financial Statements for the six months ended June 29, 2014 and June 30, 2013, have been prepared in accordance with generally accepted accounting principles of the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by GAAP for complete financial statements and should be read in conjunction with J. Alexander’s Holdings, LLC’s annual financial statements for the year ended December 29, 2013.

In the opinion of management, all adjustments (including normal recurring accruals and adjustments) considered necessary for a fair presentation have been included. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full fiscal year.

Total comprehensive income or loss is comprised solely of net income or net loss for all periods presented.

F-32	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 29, 2014 and June 30, 2013

(Dollars in thousands)

(b) Principles of Consolidation

The Condensed Consolidated Financial Statements include the accounts of J. Alexander’s Holdings, LLC as well as the accounts of its wholly-owned subsidiaries. All intercompany profits, transactions, and balances between J. Alexander’s Holdings, LLC and its subsidiaries have been eliminated. J. Alexander’s Holdings, LLC is a majority-owned subsidiary of FNF.

(c) Fiscal Year

The J. Alexander’s Holdings, LLC fiscal year ends on the Sunday closest to December 31, and each quarter typically consists of 13 weeks. The six months ended June 29, 2014 and June 30, 2013, each included 26 weeks of operations. Fiscal year 2014 will include 52 weeks of operations, and fiscal year 2013 also included 52 weeks of operations.

(d) Discontinued Operations

During the 2013 fiscal year, three underperforming J. Alexander’s restaurants were closed. The decision to close these restaurants was the result of an extensive review of the J. Alexander’s restaurant portfolio that examined each restaurant’s recent and historical financial and operating performance, its position in the marketplace, and other operating considerations. Two of these restaurants were considered to be discontinued operations. The net loss from the closed restaurants included in discontinued operations was $224 for the six months ended June 29, 2014, and consisted solely of restaurant closing costs. Net sales from the closed restaurants included in discontinued operations were $1,942 and the loss was $4,497 for the six months ended June 30, 2013. The loss for the six months ended June 30, 2013 consisted of asset impairment charges of $2,657, restaurant closing costs of $1,539 and a loss from operations of $301. There were no related assets reclassified as held for sale related to these closures, as there were no significant remaining assets related to these locations subsequent to the asset impairment charges being recorded. See Note 3(b) for further discussion.

(e) Use of Estimates

Management has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of revenues and expenses during the periods presented to prepare these Condensed Consolidated Financial Statements in conformity with GAAP. Significant items subject to such estimates and assumptions include those related to the accounting for gift card breakage, estimates of useful lives of property and equipment and leasehold improvements, the carrying amount of intangible assets, fair market valuations, determination of lease terms, and accounting for impairment losses, contingencies, and litigation. Actual results could differ from these estimates.

(f) Segment Reporting

J. Alexander’s Holdings, LLC owns and operates full-service, upscale casual dining restaurants under two concepts exclusively in the United States, that have similar economic characteristics, nature of products and service, class of customer and distribution methods. J. Alexander’s Holdings, LLC believes it meets the criteria for aggregating its operating segments into a single reportable segment.

F-33	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 29, 2014 and June 30, 2013

(Dollars in thousands)

(3) Significant Transactions

(a) Stoney River Contribution

On February 25, 2013, the assets of Stoney River were contributed by FNH to J. Alexander’s Holdings, LLC in exchange for a 27.9% membership interest in the consolidated J. Alexander’s Holdings, LLC entity. This transaction is between entities under the common control of FNF. Therefore, the business combination accounting guidance in ASC Topic 805, Business Combinations, does not apply, and no purchase accounting procedures were necessary. Rather, the assets of Stoney River were measured at their carrying amounts as of the date of transfer and the results of operations are presented prospectively as this was not considered a change in reporting entity. The Consolidated Statement of Operations for the six months ended June 29, 2014 includes a full six months of operations of the 10 Stoney River restaurants, and for the six months ended June 30, 2013 four months of operations of the 10 Stoney River restaurants is included.

(b) Restaurant Closures

During the six months ended June 30, 2013, three underperforming J. Alexander’s restaurant were closed. At the time the decision to close the restaurants was made, each was analyzed for asset impairment in accordance with Accounting Standards Codification (ASC) Topic 360, Property, Plant, and Equipment, and each was determined to be an impaired location and the related long-lived assets with a carrying amount of $4,240 were written down to their fair value of $0, resulting in a noncash impairment charge of $4,240 being included in net income for the six months ended June 30, 2013. Approximately $2,657 of the total impairment charge was related to the two locations that were determined to be discontinued operations, and the remaining $1,583 associated with the third location is presented in the “Asset impairment charges and restaurant closing costs” line item. No impairment charges were recorded for the six months ended June 29, 2014.

In addition to asset impairment charges, restaurant closing costs of $503 were incurred during the six months ended June 30, 2013, which are presented in the “Asset impairment charges and restaurant closing costs” line item. Additionally, during the six months ended June 30, 2013, restaurant closing costs of $1,539 were incurred and presented as discontinued operations. For the six months ended June 29, 2014, restaurant closing costs associated with these three properties totaled $228, with $224 of the total being included in discontinued operations and the remaining $4 for the six months ended June 29, 2014 being presented in the “Asset impairment charges and restaurant closing costs” line item. Restaurant closing costs consisted largely of accruals of remaining rent payments, net of estimated or actual subleases, and the liabilities for the remaining payments are reflected in deferred rent within the “Other long-term liabilities” line item. Additionally, brokerage fees, lease break payments, and moving and travel costs are included in restaurant closing costs.

(c) Transaction and Integration Costs

As discussed in the footnotes to our Consolidated Financial Statements for the year ending December 29, 2013, both the J. Alexander’s Acquisition and the Stoney River Contribution transactions have occurred in a prior year, resulting in certain nonrecurring transaction and integration costs being incurred. During the six months ended June 29, 2014, transaction and integration costs of approximately $102 are presented in the Condensed Consolidated Financial Statements. Such costs approximated $(313) during the six months ended June 30, 2013. Transaction costs typically consist primarily of legal and consulting costs and to a lesser extent other professional fees and miscellaneous costs. Integration costs typically consist primarily of consulting and legal costs. In the first quarter of 2013, J. Alexander’s Holdings, LLC received $406 in insurance proceeds from its insurance carrier under its directors and officers liability policy for costs previously incurred relating to certain shareholder litigation resulting in income being presented for the year-to-date period.

F-34	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 29, 2014 and June 30, 2013

(Dollars in thousands)

(d) Change in Accounting Estimate for Gift Card Breakage

Unearned revenue represents the liability for gift cards, which have been sold but not redeemed. Upon redemption, net sales are recorded and the liability is reduced by the amount of card values redeemed. Reductions in liabilities for gift cards that, although they do not expire, are considered to be only remotely likely to be redeemed and for which there is no legal obligation to remit balances under unclaimed property laws of the relevant jurisdictions (breakage), have been recorded as revenue and are included in net sales in the Condensed Consolidated Statements of Operations.

Based on historical experience, management considers the probability of redemption of a J. Alexander’s gift card to be remote when it has been outstanding for 24 months. During the second quarter of 2014, a change in the methodology for recording breakage associated with Stoney River gift cards was made to be consistent with the methodology utilized for the J. Alexander’s gift cards. The result of this change in estimate in the quarter ended June 29, 2014 was an increase to net sales, income from continuing operations and net income of $373, along with a reduction to the associated unearned revenue liability of the same amount. Breakage of $436 was recorded for the six months ended June 29, 2014. Breakage of $47 was recorded in the and six months ended June 30, 2013.

(4) Fair Value Measurements

As of June 29, 2014 and December 29, 2013, the fair value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and other current liabilities approximated their carrying value due to their short-term nature. The carrying amounts of the long-term mortgage debt approximate fair value as interest rates vary with the market interest rates and negotiated terms and conditions are consistent with current market rates.

(5) Income Taxes

J. Alexander’s Holdings, LLC is a limited liability company. For federal and most state and local taxing jurisdictions in which J. Alexander’s Holdings, LLC operates, the revenues, expenses, and credits of a limited liability company are allocated to its members, and, therefore, no provision, assets or liabilities have been recorded in the accompanying Condensed Consolidated Financial Statements for these specific jurisdictions since the conversion of the Operating Company and subsidiaries to limited liability companies.

Although partnership returns for J. Alexander’s Holdings, LLC are filed in most jurisdictions, effectively passing the tax liability to the partners, there are a small number of jurisdictions, Tennessee being one of them, that do not recognize limited liability companies structured as partnerships as disregarded entities for state and local income tax purposes. In those jurisdictions, J. Alexander’s Holdings, LLC is liable for any applicable state or local income tax. J. Alexander’s Holdings, LLC is also liable for franchise taxes in the various jurisdictions in which it operates. An estimate of the income tax liability related to these limited state and local jurisdictions has been provided for in the Condensed Consolidated Financial Statements for the six months ended June 29, 2014.

The tax years 2009 to 2013 remain open to examination by various taxing jurisdictions.

F-35	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 29, 2014 and June 30, 2013

(Dollars in thousands)

(6) Commitments and Contingencies

(a) Contingent Leases

As a result of the disposition of its Wendy’s operations in 1996, J. Alexander’s LLC and subsidiaries may remain secondarily liable for certain real property leases with remaining terms of one to five years. The total estimated amount of lease payments remaining on these eight leases as of June 29, 2014 was approximately $700. In connection with the sale of its Mrs. Winner’s Chicken & Biscuit restaurant operations in 1989 and certain previous dispositions, J. Alexander’s LLC and subsidiaries also may remain secondarily liable for certain real property leases with remaining terms of one to five years. The total estimated amount of lease payments remaining on these three leases at June 29, 2014 was approximately $300. Additionally, in connection with the previous disposition of certain other Wendy’s restaurant operations, primarily the southern California restaurants in 1982, J. Alexander’s LLC and subsidiaries may remain secondarily liable for certain real property leases with remaining terms of one to five years. The total estimated amount of lease payments remaining on these five leases as of June 29, 2014 was approximately $600. There have been no payments by J. Alexander’s LLC or subsidiaries of such contingent liabilities in the history of J. Alexander’s LLC. Management does not believe it is practicable to estimate the fair value of any such contingencies and does not believe any significant loss is likely.

(b) Tax Contingencies

J. Alexander’s Holdings, LLC is subject to real property, personal property, business, franchise and income, and sales and use taxes in various jurisdictions within the United States and is regularly under audit by tax authorities. This is believed to be common for the restaurant industry. Management believes the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position or results of operations for J. Alexander’s Holdings, LLC.

(c) Litigation Contingencies

J. Alexander’s Holdings, LLC is a defendant from time to time in various claims or legal proceedings arising in the ordinary course of its business, including claims relating to workers’ compensation matters, labor-related claims, discrimination and similar matters, claims resulting from guest accidents while visiting a restaurant, claims relating to lease and contractual obligations, federal and state tax matters, and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns, and injury or wrongful death under “dram shop” laws that allow a person to sue J. Alexander’s Holdings, LLC based on any injury caused by an intoxicated person who was wrongfully served alcoholic beverages at one of its restaurants.

Management does not believe that any of the legal proceedings pending against it as of the date of this report will have a material adverse effect on its liquidity or financial condition. J. Alexander’s Holdings, LLC may incur liabilities, receive benefits, settle disputes, sustain judgments, or accrue expenses relating to legal proceedings in a particular fiscal year, which may adversely affect its results of operations, or on occasion, receive settlements that favorably affect its results of operations.

(7) Related-Party Transactions

During the six months ended June 30, 2013, J. Alexander’s Holdings, LLC entered into a $20,000 note payable to FNF, which was accounted for as a distribution of capital. The note accrues interest at 12.5%, and the interest and principal are payable in full on January 31, 2016. At June 29, 2014 and December 29, 2013, $3,403 and $2,139, respectively, of interest expense payable to FNF was recorded related to this note, which is reported in the “Accrued expenses due to related party” line item on the Consolidated Balance Sheet.

F-36	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 29, 2014 and June 30, 2013

(Dollars in thousands)

FNF also bills J. Alexander’s Holdings, LLC for expenses incurred or payments made on its behalf by FNF, primarily related to third-party consulting fees and travel expenses for employees and the board of managers. These expenses amounted to $7 for the six months ended June 29, 2014 and $9 for the six months ended June 30, 2013, and were included in the “General and administrative expenses” line item. There was no accrual needed for such costs at the end of June 29, 2014 or December 29, 2013.

As discussed in detail in note 3(a) above, Stoney River was contributed to J. Alexander’s Holdings, LLC by FNH on the Contribution Date. Subsequent to that date, the former operating parent of Stoney River, ABRH, LLC (ABRH), continued to process transactions for the Stoney River restaurants in order to assist in the transition of point-of-sale systems, the accounts payable function, the payroll function and third-party gift card sales. Although no management or service fees were paid for these services, monies were transferred between ABRH and J. Alexander’s Holdings, LLC on a regular basis, and receivables of $2 and $150 from ABRH are included in the J. Alexander’s Holdings, LLC Condensed Consolidated Balance Sheet at June 29, 2014 and December 29, 2013, respectively. Further, J. Alexander’s Holdings, LLC utilizes the internal audit function of ABRH to perform internal controls testing on behalf of FNF, as well as to perform certain operational audits at the restaurant level. J. Alexander’s Holdings, LLC is billed by ABRH for these services, which totaled $27 of general and administrative expense for the six months ended June 29, 2014, and $0 for the six months ended June 30, 2013. At June 29, 2014 and December 29, 2013, an accrual related to such internal audit expenses of $1 and $11, respectively, was included in the “Accrued expenses due to related party” line item on the Condensed Consolidated Balance Sheet.

(8) Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU No. 2013-11 requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. The ASU does not require new recurring disclosures. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014 for nonpublic entities. Early adoption and retrospective application are permitted. This guidance was adopted in fiscal year 2013, and there was no significant impact to the J. Alexander’s Holdings, LLC Consolidated Financial Statements.

In April 2014, the FASB issued ASU No. 2014-08-Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU No. 2014-08 improves the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. Under current U.S. GAAP, many disposals, some of which may be routine in nature and not a change in an entity’s strategy, are reported in discontinued operations. Additionally, the amendments in this ASU require expanded disclosures for discontinued operations. The amendments in this ASU also require an entity to disclose the pretax profit or loss of an individually significant component of an entity that does not qualify for discontinued operations reporting. The ASU is effective for annual financial statements with years that begin on or after December 15, 2014. J. Alexander’s Holdings, LLC will adopt this guidance in fiscal year 2015 and is currently evaluating the impact on its Consolidated Financial Statements.

F-37	(Continued)

J. ALEXANDER’S HOLDINGS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 29, 2014 and June 30, 2013

(Dollars in thousands)

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The core principle of the standard is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU will replace most existing revenue recognition guidance in U.S. GAAP. New qualitative and quantitative disclosure requirements aim to enable financial statement users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual periods beginning after December 15, 2016. Early adoption is not permitted. The ASU permits the use of either the retrospective or cumulative effect transition method. J. Alexander’s Holdings, LLC has not yet selected a transition method or determined the effect, if any, that this ASU will have on its Consolidated Financial Statements and related disclosures.

F-38	(Continued)

                Shares

J. ALEXANDER’S HOLDINGS, INC.

Class A Common Stock

PRELIMINARY PROSPECTUS

Stephens Inc.

Through and including             , 2014 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

                    , 2014

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by us in connection with the sale of the Class A common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for the NYSE.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment

Item 14. Indemnification of Officers and Directors.

The Tennessee Business Corporation Act (“TBCA”) allows a Tennessee corporation’s charter to contain a provision eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or its shareholders for monetary damages for breach of the director’s fiduciary duty as a director. Under the TBCA, a Tennessee corporation may not eliminate or limit the monetary liability of a director for (i) breaches of the director’s duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; or (iii) unlawful dividends, stock repurchases or redemptions. This provision also may not limit a director’s liability for violation of, or otherwise relieve a corporation or its directors from the necessity of complying with, federal or state securities laws, or affect the availability of non-monetary remedies such as injunctive relief or rescission. The issuer‘s charter that will be in effect immediately prior to the completion of this offering contains a provision stating that directors shall not be personally liable for monetary damage to the corporation or its shareholders for breach of fiduciary duty in their capacity as a director, except to the extent required by the TBCA in effect from time to time.

The TBCA provides that a corporation may indemnify any of its directors, officers, employees and agents against liability incurred in connection with a proceeding if (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, the individual reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, the individual reasonably believed that the individual’s conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding, unless otherwise limited by the corporation’s charter. Unless a corporation’s charter provides otherwise, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (c) such officer or director breached his duty of care to the corporation.

The issuer’s charter and bylaws that will be in effect immediately prior to the completion of this offering require us to indemnify our directors and officers to the fullest extent permitted by applicable law. Our charter and bylaws that will be in effect immediately prior to the completion of this offering further require us to advance expenses to each of our directors and officers to the fullest extent allowed by Tennessee law. Under our charter and bylaws that will be in effect immediately prior to the completion of this offering, such indemnification and advancement of expenses provisions are not exclusive of any other right that a director or officer may have or acquire both as to action in his or her official capacity and as to action in another capacity. In addition, our bylaws that will be in effect immediately prior to the completion of this offering will provide that in the event any director or officer of the issuer has rights of indemnification, advancement of expenses or similar rights provided by a shareholder of the issuer, or any affiliate of such shareholder (the “Other Indemnitor”), as a result of such person’s ownership or professional relationship with such Other Indemnitor, the issuer acknowledges that such other indemnification, advancement of expenses and other obligations of such Other Indemnitor are secondary to the issuer’s primary obligation to provide indemnification, advancement of expenses and other similar provisions under the terms of the issuer’s charter and bylaws, or any indemnification agreement between the issuer and such director or officer of the issuer, and that the Other Indemnitor is an express third party beneficiaries of such provision of the issuer’s bylaws.

We intend to enter into indemnification agreements with each of our current directors, director nominees and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted by the TBCA against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our charter, our bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

We maintain policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding securities sold by J. Alexander’s Holdings, Inc. within the past three fiscal years that were not registered under the Securities Act. Also included is information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

On August 18, 2014, in connection with its formation and the reorganization transactions, the registrant sold 1,000 shares of its Class B common stock to FNFV for an aggregate of $1.00. The shares of Class B common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters were involved in the sale.

Item 16. Exhibits

(1)	Exhibits:

The exhibit index attached hereto is incorporated herein by reference.

(2)	Financial Statement Schedules:

No financial statement schedules are provided because the information called for is not required or is shown in the financial statements or the notes thereto.

Item 17. Undertakings

(a)

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Nashville, State of Tennessee, on the day of , 2014.

J. Alexander’s Holdings, Inc.

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lonnie J. Stout II and Mark A. Parkey and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, his, hers or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date

Lonnie J. Stout II	Director, President and Chief Executive Officer (Principal Executive Officer)	, 2014

Mark A. Parkey	Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	, 2014

Brent B. Bickett	Director	, 2014

Timothy T. Janszen	Director	, 2014

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement

3.1‡	Charter of J. Alexander’s Holdings, Inc., as currently in effect

3.2‡	Bylaws of J. Alexander’s Holdings, Inc., as currently in effect

3.3‡	Form of Amended and Restated Charter of J. Alexander’s Holdings, Inc.

3.4‡	Form of Amended and Restated Bylaws of J. Alexander’s Holdings, Inc.

4.1*	Form of Certificate of Class A common stock

4.2‡	Form of Registration Rights Agreement

5.1*	Opinion of Bass, Berry & Sims PLC

10.1‡	Form of Amended and Restated Limited Liability Company Agreement of J. Alexander’s Holdings, LLC

10.2*	Form of Tax Receivable Agreement

10.3*	Form of Indemnification Agreement

10.4‡	Form of Advancement Agreement

10.5‡	Loan Agreement, dated September 3, 2013, by and between J. Alexander’s, LLC and Pinnacle Bank

10.6‡	Promissory Note, dated September 3, 2013, from J. Alexander’s, LLC in favor of Pinnacle Bank

10.7‡	Revolving Promissory Note, dated September 3, 2013, from J. Alexander’s, LLC in favor of Pinnacle Bank

10.8‡	Assignment and Assumption of Promissory Note, dated February 24, 2013, by and between Fidelity National Special Opportunities, Inc., J. Alexander’s Holdings, LLC and Fidelity National Special Opportunities, Inc., and Replacement Promissory Note B

10.9†*	J. Alexander’s Holdings, LLC 2014 Management Incentive Plan

10.10†*	Form of J. Alexander’s Holdings, LLC Unit Grant Agreement

10.11†*	J. Alexander’s Holdings, Inc. 2014 Equity Incentive Plan

10.12†‡	J. Alexander’s Corporation Deferred Compensation Plan

10.13†‡	Employment Agreement, dated December 26, 2008, by and among J. Alexander’s Corporation and Lonnie J. Stout II

10.14†‡	Amended and Restated Salary Continuation Agreement, dated December 26, 2008, with Lonnie J. Stout II

10.15†‡	Severance Benefits Agreement, dated September 13, 1989, between J. Alexander’s Corporation and Lonnie J. Stout II, as amended

10.16†‡	Letter Agreement, dated July 30, 2012, by and among J. Alexander’s Corporation, Fidelity National Financial, Inc., Fidelity Newport Holdings, LLC, American Blue Ribbon Holdings, Inc. and Lonnie J. Stout II

10.17†‡	Employment Agreement, dated December 26, 2008, by and among J. Alexander’s Corporation and J. Michael Moore

Exhibit No.	Description

10.18†‡	Amended and Restated Salary Continuation Agreement, dated December 26, 2008, with J. Michael Moore

10.19†‡	Letter Agreement, dated July 30, 2012, by and among J. Alexander’s Corporation, Fidelity National Financial, Inc., Fidelity Newport Holdings, LLC, American Blue Ribbon Holdings, Inc. and J. Michael Moore

10.20†‡	Employment Agreement, dated December 26, 2008, by and among J. Alexander’s Corporation and Mark A. Parkey

10.21†‡	Amended and Restated Salary Continuation Agreement, dated December 26, 2008, with Mark A. Parkey

10.22†‡	Letter Agreement, dated July 30, 2012, by and among J. Alexander’s Corporation, Fidelity National Financial, Inc., Fidelity Newport Holdings, LLC, American Blue Ribbon Holdings, Inc. and Mark A. Parkey

10.23†‡	Letter Agreement, dated July 1, 2014, by and among J. Alexander’s, LLC and Mark A. Parkey

21.1*	List of subsidiaries

23.1*	Consent of KPMG LLP

23.2*	Consent of Bass, Berry & Sims PLC (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.
‡	Previously submitted